UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
Kabushiki Kaisha Mitsui Sumitomo Financial Group
(Exact name of registrant as specified in its charter)
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (Address of principal executive offices)
Hisayoshi Masawaki
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Telephone: +81-3-3282-8111     Facsimile: +81-3-4333-9954
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Copies to:
Theodore A. Paradise, Esq.
Michael T. Dunn, Esq.
Davis Polk & Wardwell LLP
Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
Telephone: +81-3-5561-4421 Facsimile: +81-3-5561-4425
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

Common stock, without par value	The New York Stock Exchange*
* Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 1/5th of the registrant’s common stock.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At March 31, 2010, the following shares of capital stock were outstanding: (1) 1,414,055,625 shares of common stock (including
17,070,300 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method associates as treasury stock), and (2) 70,001 shares of first series Type 6 preferred stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐	No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☐	No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):	Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒		Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes ☐	No ☐

i

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND
PRESENTATION OF FINANCIAL INFORMATION
       As used in this registration statement, unless the context otherwise requires, “SMFG”, the “Company”, “we”, “us”, “our” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries, as the context requires. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. “SMBC” and the “Bank” refer to Sumitomo Mitsui Banking Corporation or to Sumitomo Mitsui Banking Corporation and its consolidated subsidiaries taken as a whole, depending on the context. The Bank is our main subsidiary.
       In this registration statement, all of our financial information is presented on a consolidated basis, unless we state otherwise. As used in this registration statement, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Boards or “IASB”, and “Japanese GAAP” means accounting principles generally accepted in Japan. Our consolidated financial information in this registration statement has been prepared in accordance with IFRS, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this registration statement are expressed in Japanese yen.
       Our fiscal year ends on March 31.
       Unless otherwise specified or required by the context: references to “days” are to calendar days; references to “years” are to calendar years and to “fiscal years” are to our fiscal years ending on March 31; references to “$”, “dollars” and “U.S. dollars” are to United States dollars; references to “euros” and “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union; references to “£” and “British pound sterling” are to the currency of the United Kingdom; and references to “yen” and “¥” are to Japanese yen. Unless otherwise specified, we use the median exchange rates for buying and selling spot dollars, or other currencies, by telegraphic transfer against yen as determined by the Bank on March 31, 2010 when converting currencies into yen.
       Unless otherwise indicated, in this registration statement, where information is presented in millions, billions or trillions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, one billion or one trillion, as the case may be, have been rounded. Accordingly, the total of figures presented in columns or otherwise may not equal the total of the individual items. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be, except for capital ratios, which have been truncated.
       We implemented a 100-for-1 stock split of shares of our common stock and adopted a unit share system effective on January 4, 2009, pursuant to which one hundred shares constitutes one unit of shares. The total number of authorized shares of our common stock increased from 15,000,000 shares to 1,500,000,000 shares, and the total number of shares of our common stock issued increased from 7,890,804.77 shares to 789,080,477 shares. The 100-for-1 stock split and the adoption of the unit share system does not apply to shares of our preferred stock. Numbers of shares of our common stock and per share information for our common stock, for example historical dividend information, in this registration statement have been retroactively adjusted to reflect the 100-for-1 stock split effective on January 4, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
       When included in this registration statement, the words, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target”, “will” and similar expressions, among others, identify forward-looking statements. You can also identify forward-looking statements in the discussions of strategy, plans or intentions. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk”, reflect our current views with respect to future events and are inherently subject to risks, uncertainties and assumptions, including the risk factors described in this registration statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described here as anticipated, believed, estimated, expected or intended.
       Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:
•	the fragility of any economic recovery, both globally and in Japan;
•	declines in the value of our securities portfolio;
•	insufficient liquidity;
•	problems of other financial institutions;
•	constraints on our operations due to capital adequacy requirements;
•	changes in capital adequacy requirements and in laws and regulations affecting our business;
•	regulatory limits on the amount of deferred tax assets which may be included in our and the Bank’s regulatory capital;
•	a significant downgrade of the Bank’s credit rating;
•	incurrence of significant credit-related costs;
•	our ability to successfully implement our business and capital strategy;
•	changes in interest rates and exchange rates;
•	exposure to new risks as we expand the scope of our business;
•	the success of our business alliances including those in the consumer finance industry;
•	failure to hire and retain qualified employees;
•	failure to protect or properly control personal information;
•	regulatory sanctions; and
•	suspension or limitation of dividends on the shares, depending on our financial condition.
       Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of the filing of this registration statement. We expressly disclaim any obligation to update or to announce publicly any revision to any of the forward-looking statements contained in this registration statement to reflect any changes in events, conditions, circumstances or other developments upon which any such statement is based. The information contained in this registration statement identifies important factors in addition to those referred to above that could cause differences in our actual results.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
        1.A. DIRECTORS AND SENIOR MANAGEMENT
       For a description of the names and functions of our directors and senior management, please see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management” of this registration statement. The business address of all of our directors and senior management and the directors of the Bank is 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan.
        1.B. ADVISERS
       Not applicable.
        1.C. AUDITORS
       KPMG AZSA LLC, or the accounting auditor, an independent registered public accounting firm, has acted as our auditor with respect to our consolidated financial statements as of and for each of the two fiscal years ended March 31, 2010 and 2009. The address of KPMG AZSA LLC is AZSA Center Building 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo 162-8551, Japan. KPMG AZSA LLC is a member of the Japanese Institute of Certified Public Accountants.
Item 2. Offer Statistics and Expected Timetable
       Not applicable.

Item 3. Key Information
        3.A. SELECTED FINANCIAL DATA
Selected Financial Data
       The following selected financial data as of and for each of the two fiscal years ended March 31, 2010 and 2009 have been derived from our consolidated financial statements included in this registration statement. You should read these data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in this registration statement.

	For the fiscal year ended and at March 31,

	2010	2009

	(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,766,047	¥2,164,048
Interest expense	346,810	676,293

Net interest income	1,419,237	1,487,755

Fee and commission income	650,437	570,603
Fee and commission expense	121,716	116,240

Net fee and commission income	528,721	454,363

Net trading income	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	75,579	(17,951)
Net investment income	178,552	159,511
Other income	232,334	193,119

Total operating income	2,764,553	2,411,095

Impairment charges on financial assets	258,641	1,240,710

Net operating income	2,505,912	1,170,385

General and administrative expenses	1,096,957	992,487
Other expenses	236,760	261,770

Operating expenses	1,333,717	1,254,257

Share of post-tax loss in associates and joint ventures	37,461	54,318

Profit (loss) before tax	1,134,734	(138,190)

Income tax expense (benefit)	488,041	(56,166)

Net profit (loss) for the fiscal year	¥646,693	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥528,692	¥(154,954)
Non-controlling interests	118,001	72,930

Earnings per share:
Basic	¥512	¥(214)
Diluted	482	(260)
Weighted average number of common stocks in issue (in thousands of shares)	1,017,066	772,349

Dividends per share in respect of each fiscal year:
Common stock	¥65	¥140
	$0.70	$1.43

	For the fiscal year ended and at March 31,

	2010	2009

	(In millions, except per share data)
Preferred stock (Type 4):
First series	¥135,000	¥135,000
	$1,451	$1,374
Second series	¥135,000	¥135,000
	$1,451	$1,374
Third series	¥135,000	¥135,000
	$1,451	$1,374
Fourth series	¥135,000	¥135,000
	$1,451	$1,374
Ninth series	¥135,000	¥135,000
	$1,451	$1,374
Tenth series	¥135,000	¥135,000
	$1,451	$1,374
Eleventh series	¥135,000	¥135,000
	$1,451	$1,374
Twelfth series	¥135,000	¥135,000
	$1,451	$1,374
Preferred stock (Type 6)	¥88,500	¥88,500
	$951	$901
Consolidated statement of financial position data:
Total assets	¥122,992,929	¥119,334,876
Loans and advances	71,634,128	74,669,294
Total liabilities	115,431,259	114,418,861
Deposits	85,697,973	83,231,234
Borrowings	7,321,484	6,423,003
Total equity	7,561,670	4,916,015
Capital stock	2,337,896	1,370,777

Exchange Rates
       We maintain our accounts in yen. The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by the Bank, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)

	(Yen per dollar)
Fiscal year ended March 31,
2006	¥121.12	¥104.76	¥117.48	¥116.96
2007	121.79	109.62	118.09	113.80
2008	123.95	97.05	100.19	114.13
2009	110.29	87.47	98.23	100.68
2010	100.76	86.31	93.05	92.61
Most recent six months:
April	94.43	92.09	94.04	93.42
May	93.64	90.00	91.35	91.71
June	92.78	88.52	88.52	90.93
July	89.02	86.62	86.67	87.75
August	86.68	84.36	84.56	85.50
September	85.85	83.43	83.80	84.46
October (through October 15, 2010)	83.55	81.57	81.59	82.65

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rate, which represents the average of the exchange rates for each day of that month.
       The median exchange rate quotation by the Bank for buying and selling spot dollars by telegraphic transfer against yen on October 15, 2010 was ¥81.59 = $1.00.
       These exchange rates are reference rates and are neither necessarily the rates used to calculate ratios nor the rates used to convert dollars to yen in the consolidated financial statements contained in this registration statement.

        3.B. CAPITALIZATION AND INDEBTEDNESS
       The following table sets forth our capitalization and indebtedness at March 31, 2010. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the Notes thereto, included in this registration statement.

At
March 31, 2010

(In millions)
Indebtedness:
Borrowings	¥7,321,484
Debt securities in issue:
Commercial paper	1,885,640
Bonds(1)	1,191,051
Subordinated bonds	2,228,192
Others	18,273

Total debt securities in issue	5,323,156

Equity:
Capital stock	2,337,896
Preferred stock:
Authorized 684,101 shares; Issued and outstanding 70,001 shares
Common stock:
Authorized 1,500,000,000 shares; Issued 1,414,055,625 shares(2)(3)(4)
Capital surplus	1,081,432
Retained earnings	1,663,618
Other reserves	555,289
Treasury Stock	(124,062)
Non-controlling interests	2,047,497

Total equity	7,561,670

Total capitalization and indebtedness(2)	¥122,992,929

(1)	On July 22, 2010, the Bank issued an aggregate principal amount of $1 billion of senior bonds due on July 22, 2013, or the 3-year bonds, and an aggregate principal amount of $1 billion of senior bonds due on July 22, 2015, or the 5-year bonds. These bonds bear interest commencing July 22, 2010, at an annual rate of 2.15% for the 3-year bonds and 3.15% for the 5-year bonds, payable semiannually in arrears on January 22 and July 22 of each year, with the first interest payment to be made on January 22, 2011.

(2)	All of the issued shares of capital stock are outstanding, except for 3,730,100 shares of common stock we held as treasury stock as of March 31, 2010. As of March 31, 2010, the Bank held 13,340,000 shares and Nikko Cordial Securities held 200 shares of our common stock, the voting rights of which cannot be exercised by these entities.

(3)	The number of shares of our common stock increased by 219,700,000 as a result of an offering on June 22, 2009 and 340,000,000 as a result of an offering on January 27, 2010. Except as disclosed in this registration statement, there has been no material change in our consolidated capitalization and indebtedness since March 31, 2010.

(4)	At the shareholders meeting held on June 29, 2010, we amended our articles of incorporation to increase the total number of authorized shares of common stock from 1,500,000,000 to 3,000,000,000 and to delete the provision regarding 50,100 shares of authorized preferred stock (Type 4). Accordingly, the total number authorized shares was increased from 1,500,684,101 to 3,000,634,001.
        3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
       Not applicable.
        3.D. RISK FACTORS
       Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this registration statement, including, but not limited to, our consolidated financial statements and related Notes and “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk”. Our business, operating results and financial condition could be adversely affected by any of the factors discussed below or other factors. The trading prices of our securities could also decline due to any of these factors or other factors. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this registration statement. See “Cautionary Statement Regarding Forward-Looking Statements”. Forward-looking statements in this section are made only as of the filing date of this registration statement.
Risks Related to the Current Financial Environment
Recent economic recovery may be fragile and may not be sustainable.
       The global economy is emerging from the sharp deterioration triggered by the financial crisis and has been on a recovery trend since the latter half of 2009. However, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. The sustainability of the recovery is uncertain, particularly after the effects of these various government stimulus programs subside. Without further government action, deflationary pressures and other negative factors may prevent the recovery from continuing. In Japan, a persistently strong yen against currencies such as the U.S. dollar has begun to produce deflation and may negatively affect corporate earnings and exports, all of which could hamper economic growth. Unemployment in Japan has remained at a relatively high level since spring 2009; chronic unemployment could negatively affect consumer confidence, private consumption and economic activity. The global economic recovery may also be harmed by the potential inability of emerging countries, such as Dubai, and companies based there, to repay debt obligations, the sovereign debt crises in Greece and other parts of Europe as well as recent volatility in global capital markets.
       Although the Government of Japan has taken measures to lift the economy further and to mitigate the negative effects of a strong yen, the content and possible effects of any economic stimulus measures are difficult to predict. Any such government efforts may be different from those passed by the formerly governing Liberal Democratic Party.
       The outlook for the Japanese and global economies is uncertain. While some emerging countries show signs of recovery and some developed countries are implementing measures to stimulate their economies, nominal GDP growth in Japan may remain near zero percent in the near future. The resulting economic pressure on Japanese consumers and businesses, including increases in delinquencies and default rates, a general lack of confidence in the financial markets and fears of a further worsening could adversely affect our business, financial condition and operating results.
We have recently experienced and may experience further impairment losses and unrealized losses on the Bank’s equity securities portfolio, which could negatively affect our financial condition and operating results.
       Declines in market prices for domestic and foreign securities in recent periods have resulted in impairment losses as well as unrealized losses on investment securities. The reported value of our investment securities, including our holdings of Japanese equity securities, depends on the prices of the securities or similar instruments in the market. In the case of a listed equity security, we determine whether it is impaired primarily based on its market price. If we conclude that a particular security is impaired, we calculate impairment loss based on the market price of that security at the end of the fiscal period. Declines in the Japanese equity markets could result in further losses from impairment of the securities in our equity securities portfolio or sales of these securities, adversely affecting our results of operations and financial condition.
       Our regulatory capital position and that of the Bank depend in part on the fair value of our equity securities portfolio, since 45% of unrealized gains are counted as Tier II capital while unrealized losses reduce net assets and Tier I capital. Substantial declines in the Japanese equity markets would negatively affect our capital position and the capital position of the Bank, and limit the Bank’s distributable amounts.
       We may further reduce our holdings of equity securities in order to reduce financial risks. Any disposal of equity holdings in our customers’ shares could adversely affect our relationships with those customers.
       Our exposure to equity market volatility may increase as a result of our strategic investments in and outside Japan including additional investments in our subsidiaries and other investees. From time to time, we have made and may continue to make strategic investments and provide financial assistance to financially distressed companies and companies otherwise unable to readily raise funds through the capital markets, such as in the form of debt for equity swaps and the acquisition of equity, including new securities. Our strategic investments could result in losses. Our strategic investments may not be successful.
Our liquidity, financial and capital conditions may be adversely affected by market and economic conditions.
       Adverse market and economic conditions in the domestic and global economy may limit or adversely affect our access to capital required to operate our business. Adverse conditions may also limit or adversely affect our ability to replace maturing liabilities in a timely manner and satisfy statutory capital requirements. We need liquidity to pay our operating expenses, pay interest on debt and dividends on capital stock, maintain our lending activities and meet deposit withdrawals. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.
       We depend on our ability to continue to attract deposits and to refinance our debt and capital security obligations at commercially acceptable rates, and we continue to finance a portion of our operations with short-term funds. Deposits at the Bank and other internal sources of liquidity may prove to be insufficient, and, in that event, we may be unable to obtain additional financing on favorable terms, or at all.
       We partially finance our global operations in local currencies, and may consequently face exposure to instability in local markets. If local markets experience volatility, we may be unable to access external funding sources on favorable terms or at all, which could adversely affect our financial condition and results of operations.
The problems of other financial institutions could adversely affect us.
       We regularly execute transactions with counterparties in the financial services industry. Many of these transactions expose us to credit risk in the event of default of a counterparty or client. With respect to secured transactions, our credit risk may be exacerbated when the collateral cannot be foreclosed on or is liquidated at prices not sufficient to recover the full amount of the loan or other exposure due to us. Losses from or impairments to the carrying value of our investments in and loans to financial institutions could materially and adversely affect our business, financial condition and results of operations. In addition, if the funds collected by the Deposit Insurance Corporation of Japan, or DIC, are insufficient to insure the deposits of failed Japanese banks, the insurance premiums we pay to DIC will likely be increased, which could adversely affect our business and operating results.
Governmental policy to stabilize the financial markets may not achieve the intended effects.
       In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, governments, including the Government of Japan, have been implementing a broad array of emergency measures to stabilize the domestic and global financial markets and stimulate renewed economic growth. However, despite these measures, the recent improvements in economic and financial market conditions may not continue if government efforts do not lead to sustainable growth after the effects of government stimulus efforts subside, which could adversely affect our business and operating results.
Risks Related to Our Business
Capital requirements could constrain our and the Bank’s operations.
       We and the Bank are subject to capital adequacy requirements established by the Financial Services Agency of Japan, or the FSA. These requirements provide for a minimum target ratio of capital to risk-weighted assets of 8.0% on a consolidated basis for us, and both on a consolidated and non-consolidated basis for the Bank. At least half of the required capital must be maintained in the form of Tier I capital. Our and the Bank’s capital ratios could decline as a result of decreases in Tier I and Tier II capital or increases in risk-weighted assets. The following circumstances, among others, would reduce the risk-weighted capital ratio of us and the Bank:
•	net losses;

•	increase of risk-weighted assets as a result of expansion of the business, strategic investments or rise in parameters including probability of defaults;

•	declines in the value of securities; and

•	an inability to refinance subordinated debt obligations.
       If our Tier I capital is reduced, then amounts that may be credited as Tier II capital may be reduced as well because at least half of our capital must consist of Tier I capital. Failure by us or the Bank to maintain the minimum risk-weighted capital ratios may result in administrative actions or sanctions, which may indirectly affect our or the Bank’s ability to fulfill our and the Bank’s contractual obligations or may result in restrictions on our and the Bank’s businesses.
       We and the Bank have adopted the advanced internal ratings-based, or IRB, approach for measuring exposure to credit risk and the advanced measurement approach to measure exposure to operational risk. If the FSA revokes its approval of such implementation or otherwise changes its approach to measure the capital adequacy ratios, our and the Bank’s ability to maintain capital at the required levels may be adversely affected. Some of the Bank’s domestic and overseas subsidiaries are also subject to the local capital ratio requirements. Failure of those subsidiaries to meet local requirements may result in administrative actions or sanctions imposed by local regulatory authorities.
Potential changes in capital adequacy requirements and other regulations could adversely affect our capital ratios and operating results.
       We endeavor to increase our capital stock, capital surplus and retained earnings in order to improve the quality and quantity of our regulatory capital. However, the recent financial and economic turmoil is prompting authorities to review and revise capital adequacy guidelines, particularly in relation to quality of capital and accounting standards, and such revisions could adversely affect our capital ratios.
       In light of the recent financial crisis, the Basel Committee on Banking Supervision, or the Basel Committee, issued a package of measures to enhance the Basel II framework in July 2009. An increase in the risk weights of resecuritization instruments and reconsideration of regulations on trading books will be implemented from the end of 2011. The Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, considered an agreement on establishment of new standards to strengthen regulation of the banking sector following the statement at the Pittsburgh summit in September 2009, and the Basel Committee issued a consultative document entitled “Strengthening the resilience of the banking sector” in December 2009. The Basel Committee proposals focus on raising the quality of the capital base, enhancing risk coverage, inhibiting leverage, reducing procyclicality and the introduction of liquidity regulation. In accordance with comments on the consultative document, and results on the quantitative impact study and on the economic impact assessment analyses, the Group of Central Bank Governors and Heads of Supervision reached broad agreement on capital and liquidity reform package in July 2010, and published higher global minimum capital standards in September 2010. The minimum common equity and Tier 1 requirements under the new standards will be phased in between January 1, 2013 and January 1, 2015, and the capital conservation buffer will be phased in between January 1, 2016 and year end 2018 becoming fully effective on January 1, 2019. The countercyclical buffer will be implemented according to national circumstances and, when in effect, it would be introduced as an extension of the conservation buffer range. On August 19, 2010, the Basel Committee released the consultative document outlining a proposal to ensure the loss absorbency of regulatory capital at the point of non-viability (gone concern contingent capital). In addition, the discussion on going concern contingent capital are now in progress. Furthermore, the Basel Committee and the Financial Stability Board are developing an integrated approach to systematically important financial institutions which could include combinations of capital surcharges, contingent capital and bail-in debt. These and further similar developments could adversely affect our capital ratios and operating results.
       With respect to these financial regulations, we have been preparing for the possible future implementation of stricter guidelines through various measures. For example, we have issued our common stock, and repurchased and cancelled preferred securities issued by our overseas special purpose subsidiaries and perpetual subordinated debt issued by the Bank. However, our capital policy strategy may not be successful. Such implementation could cause our capital ratios to be insufficient for regulatory purposes and could lead us to engage in capital conservation measures or may require us to raise more common equity, which may lead to dilution of earnings and lower returns on equity.
There are regulatory limits on the amount of deferred tax assets which may be included in our and the Bank’s regulatory capital and these limits may become tighter under the new regulatory framework.
       Under the FSA’s capital adequacy guidelines effective from March 31, 2007, the amount of net deferred tax assets established pursuant to Japanese GAAP that major banks and their holding companies may include in regulatory capital for capital ratio purposes is limited to 20% of Tier I capital. Where the net deferred tax assets of a bank or bank holding company exceed this 20% limit, its Tier I capital for capital ratio purposes must be adjusted by deducting the amount in excess of the limit. If the percentages of our capital and the capital of the Bank that consist of net deferred tax assets increase, or if the limits are further decreased, these limits could adversely affect our and the Bank’s capital ratios. Furthermore, under the agreement of July 26, 2010, deferred tax assets that arise from timing differences will be recognized as part of the common equity component of Tier I, with recognition capped at 10% of the bank’s common equity component, while deferred tax assets that arise from net loss carry-forwards will be deducted from the common equity component of Tier I. We anticipate that the FSA will change its capital adequacy guidelines to reflect the Basel Committee’s package of reforms, which would adversely affect our capital ratios.
A significant downgrade of our credit ratings could have a negative effect on us.
       Our credit ratings may not be maintained. In particular, a material downgrade of our credit ratings may have the following effects:
•	we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into certain transactions;

•	our hybrid securities procurement cost may increase;

•	foreign regulatory bodies may impose restrictions on our overseas operations;

•	existing agreements or transactions may be cancelled; and

•	we may be required to provide additional collateral in connection with derivatives transactions.
       Any of these effects could have a negative impact on our profitability and other operations and could adversely affect our capital position, financial condition and results of operations.
Credit costs related to non-performing loans could increase.
       Our non-performing loans may increase significantly above the current level if economic conditions worsen or do not improve. Furthermore, our credit costs could increase if changes in law or government policies have an adverse impact on the rights of creditors. Our allowance for loan losses is based on past experience, evaluations, assumptions and estimates about our borrowers, valuation of collateral and guarantees, general economic and business conditions and other factors, many of which we cannot control and which are inherently uncertain and may fail to provide an accurate representation of actual future incurred losses.
       We have significant exposure to small and mid-sized enterprises, or SMEs. For example, three of our consolidated subsidiaries, the Bank, Kansai Urban Banking Corporation and The Minato Bank, Ltd., continued incurring certain credit costs during the fiscal year ended March 31, 2010. If the economy worsens, it could adversely affect our credit costs.
       We have exposure to housing loans both on the Bank’s account and through other subsidiaries. The continuation of the difficult employment environment or a further decline in residential property values could cause us to incur increased credit costs due to rising defaults by individual borrowers or deterioration in the credit profile of borrowers.

We face significant challenges in achieving the goals of our business strategy and our business may not be successful.
       Although we believe we have targeted appropriate business areas, our initiatives to offer new products and services and to increase sales of our existing products and services may not succeed if current market conditions do not stabilize, market opportunities develop more slowly than expected, our initiatives have less potential than we envisioned originally, or the profitability of these products and services is undermined by competitive pressures. Consequently, we may be unable to achieve or maintain profitability in our targeted business areas.
Our trading and investment activities expose us to interest rate, exchange rate and other risks.
       We undertake significant trading and investment activities involving a variety of financial instruments. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, exchange rates and market prices of investment securities. Increases in interest rates could substantially decrease the value of our fixed income portfolio mainly represented by Japanese government bonds, and any unexpected change in yield curves could adversely affect the value of our bond and interest rate derivative positions, resulting in lower-than-expected revenues from trading and investment activities. In addition, extreme market volatility, like that which prevailed during the turmoil in the global financial markets, could make it difficult, or in some cases impossible, to value some of the financial instruments that we hold. Market volatility may also result in significant unrealized losses or impairment losses on such instruments. Furthermore, ratings downgrades of other investment securities by major rating agencies may also cause declines in the value of our securities portfolio.
We are exposed to new or increased risks as we expand the range of our products and services and the geographic scope of our business.
       We are expanding distribution channels and our range of products and services beyond our traditional commercial banking business to other services as part of our business strategy. Accordingly, we will need to develop, invest in and implement systems to manage new products and services and distribution channels. We may incur expenses necessary to address regulatory developments that enhance consumer protections, including improvements to information technology systems and employee training. Some of the risks associated with our new services and businesses will be types with which we have no or only limited experience. As a result, our risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required.
       In particular, the Bank’s acquisition of Nikko Cordial Securities Inc. has significantly expanded our exposure to the domestic retail securities business and the risks that such business entails, including high levels of competition and regulatory and compliance risks. Through the acquisition, we obtained: (i) the entire business of the former Nikko Cordial Securities, including the domestic retail and M&A advisory businesses; (ii) certain businesses of the former Nikko Citigroup, including the domestic debt and equity underwriting businesses; (iii) other subsidiaries and affiliates related to the target businesses; (iv) strategic shareholdings; and (v) other assets including the “Nikko” brand and related trademarks. Along with strengthening Nikko Cordial Securities’ position as a securities and investment banking company that can provide both retail and full-line wholesale securities services, including overseas operations, we are further exposed to the risks associated with the securities business.
       As we expand the scale of our overseas assets and businesses, we have entered into several investments and alliances with commercial banking institutions, particularly in Asia. This expansion of our overseas business, and our strategy to further improve our presence in the international markets may further increase our exposure to adverse developments in foreign economies and markets including interest rate and foreign exchange rate risk and regulatory and political risk. Our overseas expansion also exposes us to the compliance risk and the specific credit and market risks inherent to the countries and regions in which we operate, including the risk of deteriorating conditions in specific national or regional economies or in the credit profile of overseas borrowers.
Our business alliances may adversely affect our financial condition and results of operations.
       We have entered into a number of business alliances with related companies and other financial institutions, including with entities involved in the securities, consumer finance, credit card, leasing and asset management businesses, and we may enter into additional business alliances and make additional investments and acquisitions in the future. It is uncertain whether we will receive the expected benefits from our business alliances. If our strategy with respect to an existing or future alliance changes or is unsuccessful, we may decide or be required to terminate that alliance. For example, the Bank acquired the operations of the former Nikko Cordial Securities and related businesses based in part upon certain assumptions regarding their business potential and possible synergies with other operations. To the extent our assumptions prove wrong, we may be unable to achieve the benefits envisioned from the transaction. The securities industry in Japan is highly competitive and was adversely affected by decreased trading and investment by individuals in light of the global economic crisis. If these trends continue or worsen, the results of the businesses acquired may deteriorate and we may be unable to achieve the targeted synergies.
       Some of our alliance investments are accounted for under the equity method. For the fiscal year ended March 31, 2010, we recognized net losses under the equity method in connection with some of these alliance investments. Net losses by equity method investees may occur which might cause us to recognize further losses in the future. Furthermore, we may lose the capital we have invested in business alliances or may incur impairment losses on securities acquired in such alliances, and we may incur credit costs resulting from our credit exposure to business alliance partners if they fail or do not perform as expected. In addition, due to some difficulties, such as increased regulation, some business alliance partners, including those engaged in the consumer finance or credit card businesses, engage in activities that are more volatile and have a higher risk profile than our core commercial banking business.
       We may also be required under contractual or other arrangements to provide financial support, including credit support and equity instruments, to business alliance partners in the future. Furthermore, we may incur unanticipated costs and liabilities in connection with business alliances including claims by customers or personnel of the businesses acquired prior to business alliances, and actions by regulatory authorities.
       In addition, in connection with acquisitions an impairment charge must be recognized when the recoverable amount of the goodwill or intangible assets of the business is lower than the carrying amount at the time of impairment testing, which is performed annually or whenever there is an indication that the goodwill or intangible assets may be impaired.
Our consumer finance strategy exposes us to risks in that industry.
       We have strategic alliances with companies engaging in the consumer finance business and have substantial and increasing exposure to the Japanese consumer finance industry through their businesses, some of which are our consolidated subsidiaries. We have substantial loans outstanding to consumer finance companies, including Promise Co., Ltd., in which the Bank holds a 22% stake, and its subsidiary At-Loan Co., Ltd. In addition to our exposure through loans, we have an equity investment in Promise and direct investments in other consumer finance companies, including the Bank’s 51% stake in ORIX Credit Corporation, a consumer finance provider with a high market share among premium card loan providers, which we acquired in July 2009.
       Our strategic alliances and joint businesses with credit card and consumer finance companies have been and will continue to be adversely affected by changes in regulations in the consumer finance industry.
       Changes in market conditions affecting, and the regulation of, consumer finance companies have caused market prices for shares of consumer finance companies to decline and have severely adversely affected the business performance of consumer finance companies. As a result of unfavorable court decisions, claims for refunds of so-called “gray zone” interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%) up to the 29.2% maximum rate permitted under the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates, or the Contributions Act have increased substantially. While Promise and other major companies in the consumer finance industry have recorded provisions for interest repayment, these provisions may be insufficient. December 2006 amendments to laws regulating moneylenders increased the authority of government regulators, eliminated gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by moneylenders at one-third of the borrower’s annual income effective from June 2010. After the promulgation of such amendments, Promise and other consumer finance companies reduced their interest rates on loans in preparation for the prohibition of gray zone interest. As a consequence, margins earned by consumer finance companies, as well as the amounts of loans extended, have decreased. As a result, Promise and our other consumer finance affiliates are engaged in efforts to restructure their consumer finance businesses and diversify their profit structure and we may be required to provide financial support through additional loans or equity investments. However, such efforts may not be successful and could adversely affect their operations and may cause us to recognize additional losses.
Our strategic alliances with and investments in credit card companies expose us to risks in that industry.
       Economic and regulatory trends in Japan have adversely affected the profitability of credit card companies that operate in Japan. The uncertain economic environment has increased caution among consumers and contributed to a reduction in the volume of credit card transactions. Recent regulatory changes in Japan have also affected the operations and profitability of companies in the credit card industry.
       We have an investment in Cedyna Financial Corporation, or Cedyna, a credit card company created in April 2009 through the merger of Central Finance Co., Ltd., OMC Card, Inc. and QUOQ Inc. Cedyna recorded a large net loss for the fiscal year ended March 31, 2010 due in part to provision for interest repayment, increased severance payments and increase in reserve for possible loan losses. The net loss was also partially due to factors that are negatively affecting companies in the consumer finance industry. For example, Cedyna is exposed to liabilities related to the repayment of gray zone interest funds and a substantial increase on claims for repayment could result in further losses.
       Moreover, the December 2006 amendments to laws regulating moneylenders, which introduced interest and credit extension limits effective from June 2010, could also have a negative effect on the profitability of credit card companies. Revisions to the Installment Sales Act enacted in June 2008 which, except for certain provisions, took effect in December 2009, impose more stringent regulations on credit card companies, including an expanded scope of regulation, measures to prevent inappropriate extensions of credit and measures to prevent excessive lending. These revisions have had and continue to have an adverse impact on companies in the credit card industry, including Cedyna.
       If these economic and regulatory trends continue or accelerate, our investments in credit card companies could materially and adversely affect our capital adequacy ratio, financial condition and results of operations. In addition, we may be required to provide financial support through additional loans or equity investments. However, such actions may not be successful and may cause us to recognize additional losses.
Deferred tax assets may decrease due to a reduction of our expected future taxable income.
       We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. If the current or future economic situation indicates it is no longer probable that our deferred tax assets will be utilized, we will assess them for realizability and may reduce them as necessary. This reduction could have an adverse effect on our financial condition and results of operations.
Declines in actual returns on our plan assets or revised actuarial assumptions for retirement benefits may adversely affect our financial condition and results of operations.
       We have incurred in the past, and may incur in the future, declines in actual returns on plan assets and changes in the discount rates and other actuarial assumptions. If actual returns on plan assets are lower than expected returns on plan assets or if we revise the discount rates and other assumptions, we may incur actuarial losses which may have an adverse effect on our financial condition and our results of operations. Unrecognized actuarial losses may be recognized as losses in future periods. In addition, we may experience past service costs in the future resulting from amendments to the plans.
Failure to protect or properly control personal information held by us may adversely affect our business.
       We keep and manage personal information obtained from customers in relation to our banking, securities, credit card, consumer finance and other businesses. An institution like ours that possesses personal information may be required to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act Concerning Protection of Personal Information. Although we have implemented controls to protect the confidentiality of personal information, unauthorized disclosures of personal information could subject us to complaints and lawsuits for damages from adversely affected customers. In addition, we may be subject to administrative actions or sanctions or could incur additional expenses associated with making necessary changes to our security systems. Damage to our reputation could lead to a decline in new customers and the loss of existing customers.
We must hire and retain qualified employees to succeed in implementing our business strategy.
       Our success in executing our business strategy depends in part on our ability to attract and retain employees with professional experience and specialized product knowledge. As we expand our businesses into new areas, we need to hire additional personnel to build these businesses, including financial consultants to staff our non-interest income retail banking products business and employees for the domestic retail business. We face competition in hiring highly skilled business, technical and other personnel not only from other commercial banks, but also from investment banks, consumer finance companies and other financial services providers. There can be no assurance that we will succeed in attracting, integrating and retaining appropriately qualified personnel.
We rely on our information technology systems, and their failure could harm our relationships with customers or adversely affect our provision of services to customers and our internal operations.
       In all aspects of our business, we use information systems to deliver services to and perform transactions on behalf of our customers as well as for back-office operations. We therefore depend on the capacity and reliability of the electronic and information systems supporting our operations. We may encounter service disruptions in the future, owing to failures of these information systems. Our information systems are subject to damage or incapacitation as a result of quality problems, human error, natural disasters, power loss, sabotage, computer viruses, acts of terrorism and similar events. Our information technology centers are subject to earthquake risk. While we have taken steps to protect our information in the information technology centers from earthquake risk, including by establishing data recovery capability and functionality, these measures may not be sufficient. In addition, we may not be prepared to address all contingencies that could arise in the event of a major disruption of services.
Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.
       We have devoted significant resources to strengthening our risk management policies and procedures and expect to continue doing so in the future. Nevertheless, particularly in light of the continuing evolution of our operations and expansion into new areas, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior and thus may not accurately predict future risks.
       We are exposed to a variety of operational, legal and regulatory risks throughout our organization. Management of these risks requires, among other things, policies and procedures to properly record and verify large numbers of transactions and events. However, these policies and procedures may not be fully effective or sufficient. Violation of laws, including the Japanese antitrust and fair trade laws by us or by the Bank, may result in administrative sanctions under the Banking Act. Furthermore, investigations, administrative actions or litigation could commence in relation to violations, which may involve costs, including possible deterioration of our reputation.
We may incur significant additional costs for implementing and maintaining adequate effective internal controls.
       In order to operate as a global financial institution, it is essential for us to have effective internal controls, corporate compliance functions, and accounting systems to manage our assets and operations.
       The Financial Instruments and Exchange Act, or FIEA, requires listed companies to file, together with their annual securities reports, audited internal control reports assessing the effectiveness of their internal controls over financial reporting. We have established internal controls over financial reporting, as well as rules for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may not prevent or detect errors. If we are unable to identify and resolve any significant defects or material weaknesses by the end of a particular fiscal year, we will need to report that fact in our annual securities report. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us.

       Moreover, under section 404 of the U.S. Sarbanes-Oxley Act of 2002, which will apply by reason of our status as a reporting company of the U.S. Securities and Exchange Commission, or SEC, our management will be required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our accounting auditor also will have to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. The requirements of section 404 will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2012.
       Designing and implementing an effective system of internal control capable of monitoring and managing our business and operations requires significant management and human resources and considerable costs. If we identify any material weaknesses in our internal control system, we may incur significant additional costs for remediating such weaknesses. In addition, if we adopt a new accounting system, we may be required to incur significant additional costs, which may materially adversely affect our financial condition and results of operations.
Our business operations are exposed to risks of natural disasters, terrorism, pandemic and calamities.
       Our business operations are subject to the risks of earthquakes and other natural disasters, pandemics, blackouts, terrorism and other calamities and geopolitical risks, all of which could impair our business operations. Despite our preparation of operation manuals and other backup measures and procedures, a calamity could cause us to suspend operations and could adversely affect our operations and financial condition.
Fraud or other misconduct by employees or others could subject us to losses and regulatory sanctions.
       We are exposed to potential losses resulting from fraud, negligence and other misconduct by our employees and other people. Employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us and our customers unauthorized or unsuccessful activities, improperly use confidential information, or otherwise abuse customer confidences. Individuals may engage in fraudulent activities, including fraudulent use of bank accounts or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Other people could use stolen or forged ATM cards or engage in credit card fraud, and we may be required to indemnify victims of such fraud for related losses. Due to the broad range of businesses in which we engage and our large number of employees, fraud and other misconduct are difficult to prevent or detect, and we may not be able to recover the losses caused by these activities. Our reputation may also be damaged as a result of these activities.
Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism or that are subject to other U.S. economic sanctions may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects.
       U.S. law generally prohibits or substantially restricts U.S. persons from doing business with countries designated by the U.S. Department of State as state sponsors of terrorism, or the Designated Countries, which currently are Cuba, Iran, Sudan and Syria or with countries that are subject to other U.S. economic sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC or other agencies, collectively with the Designated Countries the Restricted Countries, and we maintain policies and procedures designed to ensure compliance with relevant U.S. laws and regulations applicable to U.S. persons. In addition, these policies include an internal credit policy which prohibits new extensions of credit to Iranian entities. Our non-U.S. offices engage in transactions relating to the Restricted Countries on a limited basis and in compliance with applicable laws and regulations, including trade financing with respect to our customers’ export or import transactions, maintenance of correspondent banking accounts and inter-bank money market transactions with Iranian banks, including those that OFAC identifies as “Specially Designated Nationals”. In addition, we maintain a representative office in Iran and provide financing to entities in Iran.
       We do not believe our operations relating to the Restricted Countries materially affect our business, financial condition or results of operations. A limited number of the Bank’s transactions with Cuba, Iran, Sudan and certain other countries that are subject to U.S. economic sanctions were identified and voluntarily disclosed to OFAC as potential violations of U.S. economic sanctions. These transactions resulted from inadvertent operational errors or the lack of familiarity of some Bank personnel with the requirements of the relevant regulations in the past. Since the discovery of these potential violations we have further strengthened our group-wide OFAC compliance program in an effort to prevent the reoccurrence of such potential violations. We settled some of the disclosed potential violations with OFAC while others remain unsettled. However, in light of the inadvertent nature of such potential violations and the degree to which our strengthened OFAC compliance program aims to mitigate the risk of potential violations, we do not believe that our settlement with OFAC or any possible penalties that OFAC may impose with respect to the other potential violations that remain unsettled will have a material impact on our reputation, financial condition, results of operations or market prices for our securities.
       We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran and other Designated Countries. It is possible that such initiatives may result in our being unable to enter into transactions involving, retain or acquire entities that are subject to such prohibitions as customers or investors in our securities. In addition, depending on socio-political developments, our reputation may suffer due to our association with the Designated Countries. The above circumstances could have a significant adverse effect on our business or the price of our securities. In addition, the U.S. government has recently enacted legislation designed to restrict economic and financial transactions with Iran. This or similar legislative developments may further limit our business operations.
Our business could be adversely affected by litigation and regulatory proceedings globally.
       We conduct business in many locations in and outside of Japan. We face the risk of litigation and regulatory proceedings in connection with our operations in the jurisdictions in which we operate. For example, if we fail to comply with the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, which is recently enacted U.S. legislation designed to limit financial transactions with Iran, such failure to comply could result in action against us. Lawsuits and regulatory actions may seek recovery of very large indeterminate amounts or limit our operations, and costs to defend either could be substantial. An adverse judgment or ruling could have a material adverse effect on our business, operating results, financial condition, cash flows and reputation.
Risks Related to Our Industry
Adverse regulatory developments or changes in government policies, economic controls or accounting rules could have a negative impact on our results of operations.
       Our businesses are subject to extensive regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan and the other jurisdictions in which we operate. Future changes in regulation or fiscal or other policies and their effects are unpredictable and beyond our control.
       Changes in the regulatory environment may adversely affect our financial condition and results of operations. The FSA and regulatory authorities in the United States and other jurisdictions, along with the United Nations, have in recent years made sanctions as a means to promote the prevention of money laundering and terrorism financing a focus of governmental policy relating to financial institutions. Any regulatory action or change in regulatory focus, whether as a result of inspections or regulatory developments, may negatively affect our banking operations in the relevant market and may require expensive remediation. The effects of government initiatives to encourage financial institutions to renegotiate loan terms with troubled SME borrowers are difficult to predict, such as the recently enacted Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc. (Act No. 96 of 2009), which requires, among other things, that financial institutions make efforts to revise loan terms with respect to SMEs and mortgage borrowers.
       Moreover, the FSA’s inspection manual for financial institutions and related guidelines are revised or amended from time to time. Our implementation of any such changes could result in an increase in our administrative expenses, which could have an adverse effect on the results of operations and financial condition of us and the Bank.
We operate in the highly competitive financial services industry.
       Deregulation, consolidation among financial institutions, financial institution diversification and the expanded presence of foreign financial institutions and investors have made the Japanese market for financial services highly competitive. Moreover, competition in overseas markets has intensified due to global consolidation, convergence and alliances among financial institutions. We compete with various types of financial services companies, including:

•	banking groups, including Japan’s other major banking groups;

•	government-controlled and government-affiliated entities;

•	regional banking institutions;

•	major investment banks;

•	non-bank finance companies; and

•	other financial services providers.
       Government actions, such as those taken to stabilize the market and to alter the regulatory framework, may affect our competitive position. In response to the recent financial crisis, the Government of Japan has taken and may adopt policies, including providing fiscal stimulus or extending credit support to other Japanese financial institutions, that adversely affect our competitive position. For example, the Government of Japan recently announced that it would allow the Japan Post Bank Co., Ltd., Japan’s largest deposit-taking institution, to expand its business upon notification to and without future approval of the government. Internationally, various forms of financial support provided by foreign governments to foreign banks and other financial institutions during the current financial crisis may reduce the cost of capital to those institutions and otherwise give them competitive advantages.
       There can be no assurance that we will be able to respond effectively to current or future competition.
       Negative media coverage of Japan’s banking industry or us may have a materially adverse effect on our image and undermine depositor confidence.
       Negative media coverage of Japan’s banking industry or us, even if inaccurate or not applicable to us, may have a materially adverse effect on our image and may undermine depositor confidence, thereby affecting our businesses and results of operations.
Risks Related to Our Shares
Sales of shares by us or the Bank may have an adverse effect on the market value of our shares and may dilute existing shareholders.
       We may issue shares within the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without shareholder vote. In addition, the Bank may sell any of our shares that it holds. Sales of shares in the future may be at prices below prevailing market prices and may be dilutive.
Our ability to pay dividends depends primarily on the financial performance of our principal operating subsidiary, the Bank.
       We are permitted to pay dividends only if we have distributable amounts as of the effective date of the dividend payment, as calculated under the Companies Act of Japan (Act No. 86 of 2005), or the Companies Act. Additionally, as a holding company, our ability to pay dividends depends primarily on our receipt of sufficient dividends from our operating subsidiaries. Statutory provisions regulate the ability of our operating subsidiaries, including the Bank, to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner and in amounts sufficient to pay our operating and other expenses, as well as dividends to preferred stockholders or to meet our other obligations, then we may not be able to pay dividends to our common stockholders.
Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.
       Our corporate affairs are governed by our articles of incorporation, the regulations of our board of directors, our share handling regulations and the provisions of the Companies Act relating to joint stock corporations. Legal principles relating to the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For a more detailed discussion of the relevant provisions under the Companies Act and our Articles of Incorporation, see “Item 10.B. Additional Information—Memorandum and Articles of Incorporation”. In addition, Japanese courts may be unwilling to enforce liabilities against us in actions brought in Japan, including those based upon the securities laws of the United States or any U.S. state.
Because of daily price range limitations under Japanese stock exchange rules, the sale of the shares at a particular price on any particular trading day, or at all, may not be possible.
       Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. Japanese stock exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, the exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, if you wish to sell at a price above or below the relevant daily limit on Japanese stock exchanges, you may not be able to effect a sale at that price on a particular trading day, or at all.
Any suspension of trading on the Tokyo Stock Exchange or other Japanese stock exchange could disrupt the market for our shares and prevent investors from trading our shares.
       In recent periods, the Tokyo Stock Exchange has experienced trading suspensions related to its trading system. Although the Tokyo Stock Exchange has subsequently announced improvements to its trading system, if trading of our shares on the Tokyo Stock Exchange is halted because of suspensions, system malfunctions or other reasons, you may not be able to trade our shares at the time or price you desire, or at all.
It may not be possible for investors to effect service of process within the United States upon us or our directors, corporate auditors or other management members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.
       We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, corporate auditors or other management members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.
Risks Related to Owning Our American Depositary Shares
As a holder of American Depositary Shares, or ADSs, you have fewer rights than a shareholder and you must act through the depositary to exercise these rights.
       The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs will not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.
Foreign exchange rate fluctuations may affect the U.S. dollar value of our ADSs and dividends payable to holders of our ADSs.
       Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 4. Information on the Company
       4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
Legal and Commercial Name
       Our legal name is Sumitomo Mitsui Financial Group, Inc. Our commercial name is Sumitomo Mitsui Financial Group, or SMFG.
Date of Incorporation
       We were established in December 2002.
Domicile and Legal Form
       We are a joint stock corporation incorporated with limited liability under the laws of Japan. Our address is: Sumitomo Mitsui Financial Group, Inc., 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. Our telephone number is : +81-3-3282-8111.
History and Development
       We were established in December 2002 as a holding company for the SMFG Group through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of the former SMBC in exchange for our newly issued securities. Upon our formation and completion of the statutory share transfer, the former SMBC became our direct, wholly owned subsidiary. The Bank was established in March 2003 through the merger of the former SMBC with Wakashio Bank, which was established in 1996 as a subsidiary of Sakura Bank. The former SMBC was established in April 2001 through the merger of Sumitomo Bank and Sakura Bank, which was established through the merger of Taiyo Kobe Bank and Mitsui Bank in 1990. Mitsui and Sumitomo started their banking businesses in 1876 and 1895, respectively. The origins of both banking businesses can be traced back to the seventeenth century.
Information Concerning the Principal Capital Expenditures and Divestitures
       On October 14, 2008, we subscribed to approximately 67 million shares of OMC Card common shares at approximately ¥16 billion in aggregate which represented approximately 48.8% of the voting rights in OMC Card and also subscribed to ¥13 billion of OMC Card’s convertible bonds with stock acquisition rights.
       On January 5, 2009, we sold 100,000 shares which represented 50% of the shares in JRI Solutions, Limited, now JSOL, to NTT Data Corporation for an undisclosed sum and JSOL became an associate of The Japan Research Institute, Limited.
       On July 1, 2009, the Bank invested ¥27 billion to acquire a 51% interest in ORIX Credit, a consumer finance provider with a high market share among premium card loan providers, as part of a collaborative initiative with ORIX Corporation. As a result of the transaction, ORIX Credit became a consolidated subsidiary of the Bank.
       On October 1, 2009, we acquired all the operations of the former Nikko Cordial Securities and a part of the operations of the former Nikko Citigroup Ltd. for ¥565 billion.
       On December 31, 2009, we terminated a joint business with Daiwa Securities Group Inc. and sold to Daiwa Securities Group our 40% equity interest in the former Daiwa Securities SMBC Co. Ltd., now known as Daiwa Securities Capital Markets Co. Ltd.
       On January 6, 2010, our wholly owned subsidiary SMFG Card & Credit, Inc. signed a subscription agreement for a third-party share allotment with our equity-method associate Cedyna, pursuant to which Cedyna became our consolidated subsidiary from May 2010.
Public Takeover Offers
       Not applicable.

       4.B. BUSINESS OVERVIEW
Overview
       We are a holding company that directly owns 100% of the issued and outstanding shares of the Bank, one of the largest commercial banks in Japan with more than ¥100 trillion in non-consolidated total assets calculated as of March 31, 2010. We are one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. Our subsidiaries in our commercial banking business include, in addition to SMBC, Kansai Urban Banking Corporation, The Minato Bank, Sumitomo Mitsui Banking Corporation Europe, Sumitomo Mitsui Banking Corporation (China). Our subsidiaries also include Sumitomo Mitsui Card Company, Limited and Cedyna in our credit card services business, Sumitomo Mitsui Finance and Leasing Company, Limited in our leasing business, and Nikko Cordial Securities and SMBC Friend Securities Co., Ltd. in our securities business. See “Item 4.C. Organizational Structure”.
Management Philosophy
       Our Group-wide management philosophy is as follows:
•	to provide optimum added value to our customers and together with them achieve growth;

•	to create sustainable shareholder value through business growth; and
•	to provide a challenging and professionally rewarding work environment for our dedicated employees.
       In addition to our Group-wide management philosophy, we have also set a code of conduct. Our code of conduct is designed to be a guideline for the conduct of our directors, officers and other employees in the realization of our Group-wide management philosophy in all areas. Our code of conduct is as follows:
•	to strive to increase shareholder value and simultaneously maintain healthy relationships with our customers, employees and other important stakeholders;

•	to give utmost consideration to people’s trust in our company, abide by laws and regulations, maintain a high ethical standard, and act fairly and sincerely;

•	to acquire and continuously enhance our knowledge, ability and intelligence, increase productivity in all areas of our business and provide superior financial services at competitive prices;

•	to establish a top-brand company on a global basis by understanding the needs of each customer and providing valuable services according to the changing needs of our customers;

•	to efficiently implement the goals of our business strategy in order to become a leader in selected markets by strategically allocating managerial resources;

•	to proactively promote innovation and creativity in all business areas in order to stay ahead of our competitors;

•	to build a strong organization based on market principles and rational thinking which reflect diverse values and delegate internal authority under a strict risk management system so as to enable rapid decisions and efficient business execution; and

•	to promote the growth of our business through the development of our employees by setting high targets and using objective evaluation and compensation systems which emphasize ability and achievement of good results.
Environment
       The Group recognizes preservation of the environment as one of its most important management issues and strives to achieve harmony with the natural environment in its corporate activities.

Basic Philosophy Regarding the Group’s Environmental Activities
       Recognizing the importance of realizing a sustainable society as one of its most important tasks, the Group makes continuous efforts to harmonize environmental preservation and corporate activities in order to support the economy and contribute to the general well-being of society as a whole.
       SMFG and its principal group companies have obtained ISO 14001 certification, the international standard for environmental management systems. Every year we set environmental objectives which we systematically pursue through environmental activities based on a PDCA (Plan, Do, Check, and Act) cycle. SMFG is also a signatory to the “Statement by Financial Institutions on the Environment and Sustainable Development” of the United Nations Environment Programme (UNEP).
       The Bank made its Head Office “carbon neutral” and requires land pledged as collateral to undergo soil contamination and asbestos risk assessment. In addition, we also apply the “Equator Principles”, a set of guidelines for financial institutions to conduct assessment and management of social and environmental impacts related to the financing of large-scale development projects, when we finance such projects.
Description of Operations and Principal Activities
Commercial Banking
       Our commercial banking business consists mainly of the Bank. The Bank has solid franchises in both corporate and consumer banking in Japan. The Bank has long standing and close business relationships with many listed companies on the First Section of the Tokyo Stock Exchange and long historical relationships with the so-called Sumitomo Group and the Mitsui Group companies.
       The Bank provides an extensive range of consumer and corporate banking services in Japan, and wholesale banking services overseas. In Japan, the Bank accepts deposits from, makes loans to, extends guarantees to and provides other products and services to corporations, individuals, governments and governmental entities. The Bank offers financing solutions through loan syndication, structured finance and project finance to large corporate customers in the domestic and overseas markets, as well as a variety of lending options to domestic SMEs and to individuals. The Bank also underwrites and deals in bonds issued by or guaranteed by the Government of Japan and local government authorities, and acts in various administrative and advisory capacities for select types of corporate and government bonds. Internationally, the Bank operates through a network of branches, representative offices, subsidiaries and affiliates to provide loan syndication, project finance and cash management services while participating in international securities markets.
       The Bank conducts its primary banking business through its five business units: (1) the Consumer Banking Unit, (2) the Middle Market Banking Unit, (3) the Corporate Banking Unit, (4) the International Banking Unit and (5) the Treasury Unit. The Bank’s Investment Banking Unit, Corporate Advisory Division, Private Advisory Division and Global Advisory Department operate across these business units. Further, the Bank has a Corporate Staff Unit, a Corporate Services Unit, a Compliance Unit, a Risk Management Unit and an Internal Audit Unit.
       SMBC’s Consumer Banking Unit
       SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. It offers a wide array of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.
       Consumer Banking Unit operations are mainly conducted through a large and well-developed branch network. The Bank had a domestic network consisting of 437 branch offices as of March 31, 2010, most of which were located in the Tokyo and the Osaka regions and managed by the Consumer Banking Unit. Through the fiscal years ended March 31, 2010 and 2009, the Bank increased the number of full-service branches in its network by twelve.
       The Bank has been strengthening this network by transforming branches from transaction centers into marketing bases. The transformation process involves a review of each branch’s infrastructure, based on location and market size, to determine the most suitable functions and physical layout. As of March 31, 2010, consulting services were available at 73 SMBC Consulting Plazas that provide financial consulting services at convenient locations. SMBC Consulting Plazas provide services during extended hours, including weekday evenings, weekends and national holidays, for the convenience of customers. The Bank has broadened its investment product offerings at branches and SMBC Consulting Plazas to include foreign currency bonds, structured bonds and other products.
       The Bank also operates an extensive network of ATMs in Japan, which allows its customers to conduct self-service banking transactions during extended hours. As of March 31, 2010, the Bank’s ATM network included 6,829 full-service ATMs. In addition, the Bank offers its customers ready access to 31,826 ATMs through arrangements with other ATM providers, including convenience stores.
       The Consumer Banking Unit also offers internet banking services through “SMBC Direct”. As of March 31, 2010, SMBC Direct had approximately 10 million registered users. SMBC Direct users are able to transfer funds, perform balance inquiries, make time deposits, and conduct foreign currency, deposit and investment trust transactions over the telephone, Internet or mobile phone Internet service.
       The Consumer Banking Unit offers the following products and services through various channels:
•	Housing Loans. Housing loans, which are principally secured by collateral or supported by guarantees, are one of the primary products offered by the Consumer Banking Unit. Housing loans are an important product for banks because demand is stable while credit costs tend to be low. The Bank employs a credit assessment model based on credit data amassed and analyzed by the Bank over many years. Even amid generally adverse economic conditions, the Bank increased its amounts of housing loans in the fiscal year ended March 31, 2010. The Bank provides housing loans with a variety of terms and interest rates, including 10- to 35-year term, fixed-rate loans, to meet diversified customer needs. For instance, the Bank offers a housing loan combined with an insurance policy that covers the repayment of the outstanding loan balance in the event the borrower is diagnosed with certain serious diseases, or a housing loan with a special feature that exempts borrowers from a portion of their loan payments in the event of natural disasters.

•	Investment Trust. The Bank provides a variety of investment trust products with varying degrees and types of risk-return profiles that are developed and managed by experienced investment management companies within Japan and overseas. The Consumer Banking Unit generally focuses on the distribution, rather than the development or management, of investment trust products. As of October 1, 2009, the Bank and its consolidated subsidiary Nikko Cordial Securities began providing new investment trust products that were designed to capitalize on new global economic trends.

•	Insurance Products. The Bank, as an agent, offers pension-type insurance, whereby customers make payments of fixed amounts until they reach a certain age, at which time fixed amounts are paid to the customers at specified intervals. In addition, the Bank also sells a wide range of insurance products, including life insurance, medical insurance, insurance focusing on major diseases, nursing care insurance and juvenile insurance, home fire insurance, single-premium whole life insurance and annuities.

•	Securities Intermediary Services for Individuals. The Bank offers a variety of products, including foreign currency bonds and structured bonds, to its individual customers to complement its lineup of investment trusts together with SMBC Friend Securities and launch such services with Nikko Cordial Securities from April 19, 2010. Going forward, the Bank intends to integrate its collaborative business with SMBC Friend Securities regarding individual customers, including securities intermediary business and fund wrap to Nikko Cordial Securities by the end of January 2011.

•	Settlement and Consumer Finance Services. The Bank offers a variety of settlement related and personal credit products, including the issuance of the “SMBC First Pack” credit card, in collaboration with our group companies Sumitomo Mitsui Card and Cedyna. As part of our business alliance with Promise, the Bank offers consumer loan products. Promise guarantees loans made by the Bank under this alliance.

       SMBC’s Middle Market Banking Unit
       The Middle Market Banking Unit focuses on building a solutions business where it quickly responds to various issues being faced by mid-sized companies and SMEs, and provides financial solutions to them. The Middle Market Banking Unit offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with our Group companies.
       As of March 31, 2010, the Bank maintained 266 sales channels, including 165 channels which deal with unsecured loans to SMEs, namely “Business Select Loans.”
       Loans to mid-sized companies and SMEs are generated mainly through the Bank’s corporate business offices. Loans originated by corporate business offices can be approved by the general managers of the offices up to a limit which varies depending upon the amount and duration of the loan, the type and amount of collateral and other factors. Loans exceeding this limit are approved by the credit department. Larger loans require the approval of one or more executive officers of the Bank.
       The majority of the Bank’s domestic loans to mid-sized companies and SMEs are secured by collateral or supported by guarantees, such as real estate collateral or guarantees by representatives of borrowers or surety companies.
       The Middle Market Banking Unit also provides the following products and services to mid-sized companies and SMEs:
•	Business Select Loan. In 2002, the Middle Market Banking Unit began offering business select loans, or BSLs, an unsecured loan product focused on small corporate customers with annual sales of less than ¥1 billion. For SMEs, BSLs are offered for a maximum amount of ¥50 million per transaction, and employ highly sophisticated credit scoring models in the origination process. Loans to SMEs generally have higher credit risks than loans to larger corporate borrowers. The Bank continues to revise lending practices by, for example, modifying terms and conditions of its loans as well as adjusting interest rates based on the risk profile of borrowers. In addition, the Bank has improved its credit analysis, procedures and cash flow analysis for loan applications.

•	Business Promotion Services. In light of the recent trend among mid-sized companies and SMEs of expanding their businesses into overseas markets, this business unit focuses on offering products and services that help its customers to enter into new markets especially in China and other Asian countries, and accommodate an increase in international trade operations with the Global Advisory Department.

•	Services to Promote B-to-B Transactions. “Value Door” is a gateway to various settlement services of the Bank and its subsidiaries and affiliates that meet our customers’ needs through the Internet. The Bank has promoted products and services provided through Value Door to stimulate greater demand for its solutions business for SMEs. The Value Door website includes such services as Web 21, an Internet-based service that offers corporate customers means to transfer money easily and effectively, and Global e-Trade Service, an Internet-based foreign exchange service for smooth transfer of funds to and from foreign banks.
       SMBC’s Corporate Banking Unit
       The Bank’s Corporate Banking Unit provides a wide range of financing services such as loans, deposits, and settlement services, targeting large Japanese corporations and listed companies. This unit also offers business solutions required for the increasingly complex and diverse management issues which large Japanese corporations are currently facing and supports their active business expansion plans. Loans for the Corporate Banking Unit are approved in the same manner as for the Middle Market Banking Unit.
       This unit provides products and services through the Bank’s Investment Banking Unit such as loan syndication, structured finance, commitment lines and non-recourse loans. As part of its solutions services, the Bank intends to promote opportunities for the capital markets to respond to these customers’ funding and corporate restructuring needs, particularly through the Bank’s subsidiary Nikko Cordial Securities.
       SMBC’s International Banking Unit
       The International Banking Unit helps Japanese corporate customers develop their businesses in overseas markets and helps multinational companies develop their businesses in Japan. The Bank’s international network consisted of 15 branches, 6 sub-branches and 13 representative offices as of March 31, 2010, creating a presence for the Bank around the world, together with other subsidiaries such as SMBC Europe and SMBC (China). The International Banking Unit offers a variety of services and products to its global clients, for example, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.
       Our overseas lending business has been principally focused on loans to large, highly-rated corporations, as well as to sovereign and quasi-sovereign credits, most of which are unsecured. The Bank also makes substantial secured loans overseas, including for project finance, equipment financing and margin lending for securities and commodities. Our overseas loans are generally extended at floating rates based on the London inter-bank offered rate and denominated in currencies other than Japanese yen.
       Loans originated by an overseas branch can be approved by the general manager of the branch up to a limit which varies depending upon the amount and duration of the loan, the type and collateral and other factors. Loans exceeding this limit require approval from the credit department of regional headquarters or the Bank’s head office in Tokyo. Larger international loans require the approval of one or more executive officers of the Bank.
       As part of the Bank’s efforts to strengthen its competitive position in Asia, in April 2008 the Bank established an Asia-Pacific Division in addition to its existing Europe and Americas Divisions.
       Recently, the Bank has expanded its presence mainly in Asia and other emerging regions by establishing new locations and enhancing existing locations across such regions, including:
•	establishing a Tianjin Binhai sub-branch in March 2007;

•	establishing a Suzhou Industrial Park sub-branch in April 2007;

•	establishing a Beijing branch in February 2008;

•	establishing a Hanoi branch in December 2008, which replaced the Hanoi representative office established in 2004;

•	establishing Sumitomo Mitsui Banking Corporation (China) Limited, which began operations in April 2009;

•	establishing ZAO Sumitomo Mitsui Rus Bank, a Russian corporation in Moscow, which began operations in December 2009;

•	enhancing the functions of its Johannesburg Representative Office in March 2010; and

•	establishing a Bogota representative office in the Republic of Colombia in September 2010.
       Recently, the Bank has entered into the following business alliances:
•	entering into a business and capital alliance agreement with Vietnam Export Import Commercial Joint Stock Bank, or Vietnam Eximbank, one of the leading commercial banks in Vietnam, in November 2007;

•	entering into a business alliance with First Commercial Bank, one of the largest commercial banks in Taiwan, in December 2007;

•	entering into a strategic alliance agreement for shipping finance with Industrial and Commercial Bank of China in March 2008;

•	entering into a business and capital alliance with Barclays PLC in June 2008;

•	entering into a business alliance agreement with Kookmin Bank, the largest Korean commercial bank based on asset size in March 2007, as well as the Bank’s acquisition of 0.5% of the shares of Kookmin Bank’s parent, KB Financial Group, in October 2008;

•	entering into a memorandum of mutual understanding on a strategic alliance with The Bank of East Asia, a major independent local bank in Hong Kong, in November 2008;

•	entering into a memorandum of understanding on local currency funding in Indonesia, collaboration in cash management services, corporate finance and other new business areas with PT Bank Central Asia, Tbk, the largest privately owned commercial bank in Indonesia, in July 2009;

•	entering into a technical service agreement with Vietnam Eximbank in August 2009 to strengthen the technical services provided by the Bank;

•	entering into an agreement with The Bank of East Asia in December 2009 under which the Bank agreed to subscribe for 2.5% of the total issued shares of The Bank of East Asia in January 2010, increasing the Bank’s holdings to 4.05% of the total issued shares of The Bank of East Asia;

•	launching collection services in China in collaboration with Industrial and Commercial Bank of China in April 2010;

•	entering into agreement on a business alliance with Absa Bank Limited, a group company of Barclays Bank PLC, in May 2010;
•	entering into a business cooperation agreement with Kotak Mahindra Bank Limited in June 2010;

•	entering into a memorandum of understanding on structured finance with The Export-Import Bank of Korea in July 2010; and

•	entering into a memorandum of understanding on business cooperation with Banco de Bogota in September 2010.
       SMBC’s Treasury Unit
       The Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements. To expand the Bank’s customer base further and to respond to its customers’ increasingly diverse and complex needs, the Bank’s treasury marketing department seeks to enhance the Treasury Unit’s capabilities to serve the Bank’s customers further as a one-stop solutions provider specializing in market transactions.
       The Treasury Unit also offers the following services:
•	Government Bond Underwriting. The Bank acts as an underwriter of Japanese government bonds, government-guaranteed bonds and Japanese municipal bonds.

•	Commercial Paper Placement. The Bank acts as a placement agent for commercial paper programs for qualified corporate issuers.
       The Treasury Unit also engages in proprietary trading in a variety of financial products for the Bank’s own account.
       Others
       The Bank, through the business units mentioned above, also engages in the following business activities:

•	Payment Services. The Bank handles money remittances for municipalities, public and private corporations and individuals both within Japan and overseas. Domestic remittance services are significant in Japan, where checks are rarely used and money remittance is a major means of payment. The Bank also handles the presentation and collection for its customers of promissory notes, bills of exchange and checks.

•	Foreign Exchange. The Bank engages in a variety of foreign exchange transactions for its clients and for its own account, including foreign currency exchange, overseas transfers and trade finance for export and import activities.
       In cooperation with the Bank’s marketing departments, the Bank also engages in the following business activities:
•	Investment Banking Unit. In cooperation with marketing departments, the Investment Banking Unit provides a broad range of sophisticated financial products and services as follows:
•	Customized Financial Services and Financing Solutions. The Bank provides a wide range of innovative financial services and financing solutions to its corporate clients, including loan syndication, structured finance, LBO and MBO financing, M&A advisory, securitization, non-recourse real estate finance and derivatives.

•	Securities Intermediary Services for Corporate Clients. The Banks provides corporate clients with securities intermediary services, and offers structured bonds, subordinated bonds and other products to corporate clients in cooperation with its subsidiary Nikko Cordial Securities.

•	Corporate Bond Trust Services. The Bank serves as a trustee or co-trustee of corporate mortgage bonds. The Bank also serves as a commissioned company for bondholders and as a paying and fiscal agent for unsecured bonds that are issued and publicly offered by domestic and foreign customers. In this role, the Bank also advises the issuer of market conditions and provides administrative services on behalf of the issuer.
•	Asset Securitization Trust Services. The Bank has been offering other trust services to its customers since October 2002, including monetary claims trusts for asset securitizations.

•	Restructuring Advisory Services. The Bank offers its restructuring advisory services through the use of private equity funds or direct capital investments in corporate customers seeking to restructure.

•	Environmental Products. The Bank arranges carbon credit transactions through its Environmental Products Department within the Structured Finance Department. Through this department, the Bank coordinates collaboration among overseas offices and the Bank headquarters in order to provide a wide range of solutions to customers’ environmental concerns.
•	Corporate Advisory Division. In April 2006, the Bank established the Corporate Advisory Division in order to strengthen its service lineup for listed and non-listed companies to provide solutions required for the increasingly sophisticated and diverse management issues faced by corporate clients. The division provides a centralized information platform that maintains the Bank’s accumulated information and knowledge concerning a wide range of industries. Leveraging this centralized information platform, the Corporate Advisory Division provides the Bank’s customers with proposals for strategic actions to help enhance their corporate value. The Corporate Advisory Division establishes a separate team for each project and works in cooperation with the Bank’s other departments and SMFG Group companies, including Nikko Cordial Securities and Sumitomo Mitsui Finance and Leasing. The division aims to offer comprehensive solutions for M&A, strategic investment, business alliances and other management issues.

•	Private Advisory Division. In April 2007, the Bank established the Private Advisory Division in order to address areas where the needs of individuals and corporate clients overlap, such as private banking, workplace banking, business succession consulting and other areas.

•	Global Advisory Department. In April 2008, the Bank established the Global Advisory Department in order to enhance its information gathering and solution providing capabilities and fortify its platform for providing high quality financial services to corporate clients who plan to enter or have entered overseas markets. The department is based in Tokyo, with staff members also assigned overseas, mainly in Asia.
       In addition to the Bank, our banking subsidiaries include local financial institutions, such as Kansai Urban Banking Corporation and The Minato Bank, and Internet Bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Manufacturers Bank.
       On March 1, 2010, Kansai Urban Banking Corporation merged with The Biwako Bank, Limited. Biwako Bank operated a retail banking business in the Kansai area. As a result of this merger, the Group holds a 56.1% in Kansai Urban Banking Corporation, the surviving company. The merger strengthens Kansai Urban Banking Corporation’s service capabilities and enhances its strategic position in the Kansai area through the expansion of a stable customer base.
Credit Card
       Sumitomo Mitsui Card
       Sumitomo Mitsui Card is a leading company in Japan’s credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card has a strong brand and a comprehensive credit card business, and offers a variety of settlement and finance services to meet diverse customer needs.
       In 2005, we, Sumitomo Mitsui Card, the Bank and NTT DoCoMo, Inc. formed a strategic business and capital alliance for the launch of a highly innovative credit payment service using NTT DoCoMo’s Mobile Wallet, or Osaifu-Keitai, phones equipped with smart-card functions for cashless payments. NTT DoCoMo issues a branded credit card that can be used in conjunction with the Sumitomo Mitsui Card. Sumitomo Mitsui Card established an infrastructure for mobile credit card payments, including the installation of terminals at retail shops enabling customers to make payments with mobile wallet handsets. As part of the alliance, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common stock for approximately ¥98 billion, including new shares issued by Sumitomo Mitsui Card in July 2005. Pursuant to the alliance, Sumitomo Mitsui Card began offering a credit card payment service using NTT DoCoMo’s Osaifu-Keitai phones under the “Mitsui Sumitomo Card iD” brand in December 2005.
       In payment and settlement services for electronic money, we are promoting “SMBC First Pack”, a set of packaged deposit, internet banking and credit card services. We plan to enhance new businesses through initiatives like the October 2008 issuance of the SMBC Card Suica with credit, e-money and ATM card functions, under our alliance with JR East, a large Japanese railway company.
       Cedyna
       On April 1, 2009, Central Finance and QUOQ merged into OMC Card, resulting in the creation of Cedyna. As of March 31, 2010, Cedyna, a credit card company, had approximately 25 million cardholders. Cedyna became a subsidiary after SMFG Card & Credit subscribed Cedyna’s third party share allotment in May 2010 as described below.
       Sumitomo Mitsui Card and Cedyna are subsidiaries of SMFG Card & Credit, which was established in October 2008 as our wholly owned subsidiary to be an intermediate holding company. On May 31, 2010, SMFG Card & Credit acquired 324,675,300 common shares of Cedyna at a price of ¥154 per common share, for a total price of approximately ¥50 billion. Upon completion of the transaction, SMFG Card & Credit held a total of 548,178,700 common shares or 68.16% of the voting rights in Cedyna, and Cedyna became our consolidated subsidiary. Our voting rights in Cedyna are 68.87%, nearly all of which is held through SMFG Card & Credit.
       In addition to the above companies, our subsidiary Sakura Card Co., Ltd. also engages in the credit card business.
Leasing
       Sumitomo Mitsui Finance and Leasing
       In October 2006, we and the Sumitomo Corporation Group, a non-affiliate, agreed to pursue strategic joint businesses in the leasing and auto leasing businesses. In pursuit of these objectives, in October 2007, SMBC Leasing merged with Sumisho Lease to form Sumitomo Mitsui Finance and Leasing, and SMBC Auto Leasing Company, Limited merged with Sumisho Auto Leasing Corporation to form Sumitomo Mitsui Auto Service Company, Limited. The purpose of the merger was to integrate SMBC Leasing’s finance expertise with Sumisho Lease’s expertise in commercial distribution and logistics in order to meet sophisticated clients’ needs and become the preeminent domestic leasing company. The combined companies aim to leverage their know-how and customer bases to provide customers with value-added products and services.
       In December 2008, Sumitomo Mitsui Finance and Leasing and Sumitomo Corporation established SMFL Aircraft Capital Corporation B.V., an aircraft operating lease company, in order to develop and expand their aircraft operating lease businesses.
       In addition to the above companies, our U.S. subsidiary SMBC Leasing and Finance, Inc. is a major subsidiary in the leasing business.
Securities
       SMBC Friend Securities
       SMBC Friend Securities is our full-line securities company focusing on retail business. In September 2006, SMBC Friend Securities became our wholly-owned subsidiary. SMBC Friend Securities has strengthened collaboration with our Group companies including the Bank. In January 2007, the Bank started to provide fund wrap services mainly to individual customers in collaboration with SMBC Friend Securities. In March 2010, SMBC Friend Securities announced that businesses conducted in cooperation with the Bank such as fund wrap services be transferred to Nikko Cordial Securities by the end of January 2011.
       Nikko Cordial Securities
       On October 1, 2009, the Bank acquired all the shares of Nikko Cordial Securities, making it a wholly owned subsidiary of the Bank.
       The core of our acquisition was the domestic retail securities business of the former Nikko Cordial Securities. As one of the “Big 3” Japanese securities brokers, the business had nearly ¥28 trillion of financial assets under account, approximately 6,500 employees, 109 domestic branches, approximately 2.5 million customer accounts and a widely used online trading channel. Nikko Cordial Securities offers a wide range of financial products and investment consultation and administrative services to its individual and corporate customers in Japan. Its offerings include stocks, bonds, investment trusts and variable annuity insurance products.
       We acquired the domestic debt and equity underwriting businesses of the former Nikko Citigroup. This business underwrites Japanese offerings of a wide range of products, including stocks, convertible and exchangeable securities, investment grade, sovereign and high-yield debt and structured securities and also arranges private placements and engages in other capital raising activities. Under the agreement with the former Nikko Citi Holdings, relationship managers whose industry coverage activities complement the underwriting business (excluding those covering financial institutions and private equity funds) have also been transferred to Nikko Cordial Securities.
       We also acquired shares and partnership interests in other related entities, including Nikko Systems Solutions Ltd., Nikko Business Systems Co., Ltd. and Nikko Global Wrap Ltd. These entities are engaged in various businesses, including fund management, consulting and other securities-related businesses, as well as systems solutions.
       Nikko Cordial Securities will change its trade name to SMBC Nikko Securities Inc. on April 1, 2011.
       Business Alliance with Citigroup
       In 2009, we entered into a strategic business alliance with Citigroup Inc. centering on a variety of collaborative activities between Nikko Cordial Securities and Citigroup. As part of this alliance, Citigroup has agreed to provide us with access to its global corporate and investment banking networks, including sales and trading services and mergers and acquisitions. The long-standing relationship between Citigroup and the former Nikko Cordial Securities in the origination and distribution of financial products in Japan and globally will remain with respect to Nikko Cordial Securities.
       Termination of Our Alliance with Daiwa Securities Group
       On December 31, 2009, we terminated our Daiwa Securities SMBC joint business with the Daiwa Securities Group. We sold our 40% equity investment in the former Daiwa Securities SMBC to Daiwa Securities Group, which held the remaining 60%. Through the joint business, which lasted ten years, we engaged in the wholesale investment banking business and provided certain financial services to the Bank’s corporate customers. Going forward, we expect to offer many of these services through Nikko Cordial Securities. Upon the termination, we and Daiwa Securities Group agreed that Daiwa Securities SMBC Principal Investments Co. Ltd., which was a wholly owned subsidiary of Daiwa Securities SMBC, will continue as a joint venture between Daiwa Securities Group (which will own 60% of the shares) and the Bank (which will own the remaining 40%).
       On July 1, 2010, we also terminated our Daiwa SMBC Capital joint business with the Daiwa Securities Group and executed a company split to form SMBC Venture Capital Co., Ltd., which became our consolidated subsidiary, of which we own 40%.
       We and Daiwa Securities Group have confirmed that our longstanding amicable relationship, including the Bank’s status as the “main bank” of the Daiwa Securities Group, will remain unchanged.
Other Major Group Companies and Alliances
       The Japan Research Institute
       The Japan Research Institute is a wholly-owned subsidiary that designs and develops information services, provides outsourcing and consulting services in the fields of management innovation and information technology and conducts economic research. In July 2006, The Japan Research Institute spun off part of its operations to establish JRI Solutions, now JSOL, which offers information technology solutions to customers in the general industrial, financial and public sectors. In January 2009, The Japan Research Institute sold 50% of the shares in JSOL to NTT DoCoMo and JSOL became an associate of The Japan Research Institute.
       Promise
       In September 2004, we entered into a basic agreement with Promise on a strategic alliance in the consumer finance business. Under the alliance, the Bank and Promise each own a 50% interest in At-Loan. As part of the business alliance, the Bank and Promise offered, through the Bank’s marketing channels, a variety of products with different interest rates linked to the credit standing of the customer. Promise guarantees loans made by the Bank and At-Loan.
       In January 2010, Promise announced its “Business Structural Reform Plan”. The plan includes:
•	restructuring of cost structure;

•	restructuring of non-core businesses;

•	reorganizing group companies, including, merger with Sanyo Shinpan Finance Co., Ltd. in October 2010; and

•	ensuring revenue base in response to a new regulation on aggregate loan amounts and loan interest rates introduced by an amendment to the Money Lending Business Act, which is expected to lead to a shrinking unsecured loan market and interest rate decrease.
       In March 2010, Promise announced that it will acquire At-Loan shares which the Bank owns and merge with At-Loan in April 2011 for the purpose of restructuring and streamlining our consumer finance operations.

       ORIX Credit
       In July 2009, the Bank acquired a 51% interest in ORIX Credit, a consumer finance provider and consolidated subsidiary of the Bank with ORIX owning the remaining 49%.
       Alliance with Barclays
       In June 2008, Barclays and the Bank entered into an agreement to explore joint business development opportunities. In July 2008, the Bank acquired newly issued shares of Barclays common stock for approximately £500 million, which at that time represented approximately a 2% interest in Barclays. In 2009, we sold euro-yen bonds issued by Barclays Bank through our securities intermediary services. Discussions with Barclays with respect to collaboration on services to Japanese companies in South Africa through Barclays’ group company Absa were successfully completed in May 2010. In July 2010, Barclays, the Bank and Nikko Cordial Securities agreed the signing of a joint venture agreement to provide wealth management services to high net worth individuals in Japan. We have intensified our management-level communications with Barclays regarding, for example, strengthened regulation of the global banking industry. The Bank believes these initiatives will yield mutual benefits and will facilitate business expansion for us in targeted growth business areas, both foreign and domestic.
Management Policies
       Our management policy for fiscal 2010 is focused on transforming our business model to grow steadily under a new regulatory and competitive environment through a forward-looking approach and emphasizing return on risks and costs in order to improve asset quality and control expenses and credit costs. We will also continue to promote initiatives to secure a resilient capital base and reinforce our portfolio to achieve sustainable growth.
       Securing a Resilient Capital Base
       We completed an ¥861.0 billion common equity offering in July 2009 and another ¥973.0 billion offering in February 2010, and repurchased and cancelled preferred securities issued by overseas special purpose companies and perpetual subordinated bonds issued by the Bank through overseas tender offers to optimize the capital structure and enhance capital quality. We further improved our capital quality in January 2010 by issuing common shares to The Goldman Sachs Inc. in exchange for all the preferred shares held by Goldman Sachs and its subsidiary. Going forward, we aim to maintain a greater than 10% consolidated Tier I ratio while taking measures to reduce risks to our capital posed by volatility in equity holdings.
       Reinforcing Our Business Portfolio to Achieve Sustainable Growth
       We plan to reinforce our bottom-line profit by reviewing our current businesses as well as to pursue profitability by focusing on targeted growth business areas. We will also strive to enhance customer responsiveness by leveraging advisory functions and further increase productivity by improving our business processes.
       Fortifying Bottom-line Profit by Reviewing Current Businesses
       Meeting financial needs of customers is a financial institution’s social responsibility and we work to fulfill our function as a financial intermediary optimally and actively. The Bank has proactively delivered what are designed to be optimal products and services based on our understanding of customers’ needs and issues. However, taking into account the enactment of the Act Concerning Temporary Measures to Facilitate Financing to SMEs, Etc., we are intensifying our customer responsiveness by establishing a framework for handling requests for facilitating financing from SMEs and individual customers.
       At the same time, we will fortify our bottom-line profit by focusing on control and reduction of credit costs and improve risk-return profile by rebalancing our asset portfolio towards assets with high growth potential from assets with low yields.

       Pursuing Profitability by Focusing on Targeted Growth Business Areas
       Nikko Cordial Securities. In March 2010, Nikko Cordial Securities, which became a wholly-owned subsidiary of the Bank in October 2009, launched its medium-term management plan, spanning the three years until March 31, 2013, with the view to becoming the number one general securities company in Japan, excelling in both quality and quantity and being globally competitive. While maintaining low-cost operations, Nikko Cordial Securities will promote sustainable expansion of existing business centering on the retail business, create new business centering on the wholesale business, enhance personnel development programs, increase system investment, and improve the organizational structure of the head office in response to full-line business operations.
       Overseas Business Focused on Asia. In the Asia Pacific region, we have been responding flexibly and quickly to local business requirements through the Bank’s Asia Pacific Division. Additionally, for the purpose of enabling a more flexible and quick response to the diversified and sophisticated needs of corporate customers, the Bank established the Financial Products Marketing Department in May 2010 by integrating certain functions of its Investment Banking Unit in Australia and Asia. In China, we have been developing business through Sumitomo Mitsui Banking Corporation (China) Limited, which was established in April 2009. In April 2010, in order to deliver cross-border services and products more tailored to the individual needs of these customers, we established a framework to facilitate support for Japanese corporate customers in a globally integrated manner by transferring functions related to business with Japanese corporate customers, including planning and management, from the Bank’s Planning Department, International Banking Unit to its Planning Department, Corporate Banking Unit & Middle Market Banking Unit. In addition, we have been taking steps to further strengthen our business in Asia by leveraging the Bank’s business and capital alliances with leading financial institutions in the region, such as Kookmin Bank of South Korea, First Commercial Bank of Taiwan, Vietnam Eximbank of Vietnam, The Bank of East Asia of Hong Kong, and Bank Central Asia of Indonesia.
       In Europe and the Americas, we are continuing to bolster our financial products with a competitive edge, including in project finance. In addition, leveraging the Bank’s alliance with a South African subsidiary of a leading U.K. financial institution, Barclays, we will proactively support our clients in the region, such as Japanese corporate customers.
       Credit Card and Consumer Finance Businesses. In the credit card business, we have been taking various measures to establish the number one credit card business entity in Japan based on a two-company system consisting of Sumitomo Mitsui Card and Cedyna by striving to realize economies of scale for the Group as a whole and to maximize top-line synergies by drawing on the strengths of each company.
       Cedyna issued new shares by third-party allotment in May 2010, which were subscribed by the intermediary holding company SMFG Card & Credit, in order to (a) accelerate and ensure implementation of management restructuring including investing in new businesses and IT systems and cost restructuring to increase its enterprise value, (b) further clarify the positioning of Cedyna as a core entity in the credit card business together with Sumitomo Mitsui Card, and (c) further enhance Cedyna’s capital base. As a result of the allotment, Cedyna became a consolidated subsidiary of SMFG.
       In the consumer finance business, our goal is to create an even better foundation for meeting the financing needs of individual consumers, capitalizing on the strategic alliances of Group companies to capture market share and enhance efficiency. As part of this strategy, the Bank acquired 51% of ORIX Credit in July 2009. The Bank also reached a basic agreement in March 2010 regarding revision of the business model under the cascade scheme among the Bank, Promise and At-Loan and a merger of At-Loan and Promise. Through these initiatives, we believe we will be able to further enhance our market presence in the changing consumer finance market and respond to the needs of a wider range of customers.
       Further Enhancing Customer Responsiveness by Leveraging Advisory Functions
       Solutions for Corporations, Investment Banking and Trust Businesses. We continue to commit ourselves to delivering our corporate clients high-quality solutions that precisely address a broad range of management issues. The Bank’s Corporate Advisory Division, Private Advisory Division and Global Advisory Department are three specialized sections that operate across our consumer, corporate and overseas business segments. We try to deliver tailored support to corporate clients and upgrade our ability to provide outstanding solutions.
       Sumitomo Mitsui Finance and Leasing is promoting an aircraft operating lease business as well as a variety of other leasing services that offer financial and sales solutions for both users and suppliers.
       Financial Consulting for Individuals. For individual customers, we are gaining the level of sophistication of our financial consulting services, aiming to offer customers one-stop services for various financial products and services. Specifically, the Bank offers investment trusts, pension-type insurance, discretionary asset management services and started to market level-premium insurance at all its branches in August 2009. Further, since October 2009, it has been offering products and services jointly with Nikko Cordial Securities, including a jointly developed investment trust, holding joint seminars and established a customer referral service between the two. Moreover, the Bank launched a securities intermediary business with Nikko Cordial Securities for individual customers in April 2010. Leveraging the products lineup and fundamental strength in the securities business of Nikko Cordial Securities, we will deliver products and services that meet individual customers’ needs. In addition, we will promote collaboration between securities companies within our group, such as Nikko Cordial Securities providing products to SMBC Friend Securities Co., Ltd. Furthermore, in July 2010, the Bank and Nikko Cordial Securities agreed the signing of a joint venture agreement with Barclays to provide wealth management services to high net worth individuals in Japan.
       Further Increasing Productivity by Improving Business Processes
       We prioritize expenditures based on their amount, timing and impact in order to better allocate limited resources to targeted growth business areas. We consistently maintain an overhead ratio of less than 50% for the Bank on a non-consolidated basis by pursuing business efficiency.
Transactions with Goldman Sachs
       In February 2003, we and the Bank entered into a series of related transactions with Goldman Sachs. The transactions have three primary components: (1) Goldman Sachs bought our Type 4 preferred stock with a liquidation preference equal to ¥150.3 billion; (2) the Bank provided Goldman Sachs’ affiliates with first loss credit protection up to an aggregate of $1 billion and second loss credit protection of up to $1.125 billion, by which Goldman Sachs can mitigate a part of the credit risk associated with certain credit extensions to its investment grade clients; and (3) the enhancement and development of business cooperation between the Bank and Goldman Sachs in Japan.
       Subsequently, on April 30, 2008 and January 28, 2010, Goldman Sachs exercised its conversion rights to all of the Type 4 preferred stock.
       Preferred Stock Purchase
       In February 2003, SMFG issued First to Twelfth series Type 4 preferred stock to Goldman Sachs at a purchase price, and with a liquidation preference, equal to ¥150.3 billion. The purpose of this issuance was to strengthen SMFG’s capital by ¥150.3 billion. Annual non-cumulative cash dividends were paid at 4.5% of the liquidation preference. The Type 4 preferred stock ranked equally with our other preferred stocks and was senior to our common stock.
       On April 30, 2008, Goldman Sachs exercised its conversion rights with respect to four series of the Type 4 preferred stock, totaling 16,700 preferred shares, at a conversion price per share of ¥3,188. Upon the conversion, we issued 15,715,100 shares of our common stock.
       On January 28, 2010, Goldman Sachs exercised its conversion rights with respect to the remaining eight series of the Type 4 preferred stock, totaling 33,400 preferred shares, at a conversion price of ¥2,757. Upon the conversion, we issued 36,343,200 shares of our common stock. As a result of the conversion, no shares of Type 4 preferred stock remain outstanding.
       The arrangement between Goldman Sachs and us in connection with the first and second loss credit protections described under “Credit Loss Protection” below was not affected by the conversion of all the shares of the Type 4 preferred stock.

       Credit Loss Protection
       To expand its overseas portfolio and revenue, the Bank entered into agreements with Goldman Sachs to provide credit protection to Goldman Sachs’ extension of credit to their investment grade clients in exchange for receiving a proportion of the fees and interest income from the borrowers. In connection with the agreements, Goldman Sachs established certain wholly owned subsidiaries, or the William Street Entities, that might make credit commitments and extensions. Goldman Sachs entered into credit loss protection arrangements with the Bank in order to hedge in part the credit risk to its investment in the William Street Entities. The Bank, through its Cayman Islands branch, would issue letters of credit in exchange for fees equal to a portion of the fees and interest to be paid by the borrowers to the William Street Entities. The first letter of credit, or FLC, was issued in February 2003 in a maximum available amount of $1 billion, and is available over a 20-year period, subject to early termination or extension. Also, from time to time over a 20-year period, subject to early termination or extension and other conditions, upon the request of Goldman Sachs, the Bank issued and will issue one or more additional five-year letters of credit (each a second letter of credit, or SLC Series, rated BBB/Baa2 or higher in an aggregate maximum available amount of $1.125 billion). Goldman Sachs may draw on the letters of credit in the event that Goldman Sachs realizes certain losses, or Specified Losses, with respect to loan commitments or loans extended thereunder that Goldman Sachs has entered into with specified borrowers approved by the Bank and Goldman Sachs.
       Under the FLC, Goldman Sachs is entitled to draw from time to time amounts equal to approximately 95% of Specified Losses, up to an aggregate stated amount of $1 billion. Under the SLC Series, Goldman Sachs is entitled, subject to certain conditions, to draw from time to time amounts equal to approximately 70% of Specified Losses above specified loss thresholds, up to an aggregate stated amount of $1.125 billion. Goldman Sachs has made a draw down under the FLC in accordance with its terms.
       In connection with these credit arrangements, the Bank pays Goldman Sachs an administration fee based on the aggregate amount of commitments covered by the FLC.
       The credit loss protection arrangements contain a number of provisions that give the Bank some control over the determination of borrowers to which it has potential exposure under the FLC and any SLC Series:
•	Goldman Sachs may make credit commitments covered by the arrangements only to borrowers approved by the Bank.
•	Unless the Bank and Goldman Sachs agree otherwise, the borrowers covered by the FLC and any SLC Series that are rated by both of the two major rating agencies must be rated investment grade by both, and borrowers that are rated only by one of the two major rating agencies must be rated investment grade by that rating agency. If neither of the two major rating agencies rates a borrower, then the borrower shall no longer be covered by the FLC or any SLC Series, if the Bank and Goldman Sachs determine the borrower’s credit conditions are lower than investment grade.

•	If the ratings of an approved borrower fall below investment grade in the judgment of both major rating agencies (or, if a borrower is rated investment grade by only one agency, and that agency downgrades the borrower below investment grade), further credit to that borrower will no longer be covered by these arrangements, unless the Bank and Goldman Sachs otherwise agree.

•	On the fifth, tenth and fifteenth anniversaries of the transaction, the Bank has the right to cause Goldman Sachs to stop extending new credit to borrowers the Bank deems to have become “unbankable”. Unbankable borrowers are those who have investment grade ratings from the two major rating agencies but are deemed by the Bank to be below BB- and below Ba3 based on the Bank’s application of rating agency methodologies and criteria. If Goldman Sachs disagrees with the Bank, the matter is to be referred to arbitration, and the suspension is effective unless and until an arbitrator rules in favor of Goldman Sachs.
       The Bank, through a separate bankruptcy-remote Cayman Islands subsidiary, has collateralized the obligations on the FLC and a portion of the SLC Series by buying $1.330 billion of Goldman Sachs demand notes and pledging those demand notes to Goldman Sachs. If Goldman Sachs activates an SLC Series that is not collateralized, the Bank through its Cayman Islands subsidiary will be required to purchase and pledge additional Goldman Sachs demand notes in a principal amount equal to the stated amount of that SLC Series. Subject to certain conditions, the Bank has the right to substitute as collateral high quality liquid securities for the Goldman Sachs demand notes.
       These arrangements are designed to collateralize the Bank’s obligations in the event the Bank’s Cayman Island branch fails to perform on the FLC or any SLC Series, including as a result of our insolvency or the insolvency of the Bank or the Bank’s Cayman Island branch.
       If Goldman Sachs’ credit rating, as determined by either of the two major credit rating agencies, falls below investment grade, Goldman Sachs has to provide collateral to the Bank to support Goldman Sachs’ obligations under the Goldman Sachs demand notes. After an initial 15-year period under the letters of credit, the Bank and Goldman Sachs will negotiate in good faith to extend the terms of the letter of credit arrangements for one additional five-year term. Following the expiration of the initial 20-year term, in certain circumstances, the letter of credit arrangements with the Bank may be terminated by the Bank or Goldman Sachs, in which event Goldman Sachs would have to prepay any outstanding demand notes. In circumstances related primarily to the creditworthiness of the Bank or a breach of its representations or covenants, Goldman Sachs may draw on the letters of credit for early termination amounts of up to the remaining undrawn or available amount on the letters of credit. In connection with draws on the letters of credit of early termination amounts, Goldman Sachs would have to prepay any outstanding demand notes. Goldman Sachs also would have to pay the Bank on the originally scheduled expiration date of the letter of credit arrangements an amount equal to the early termination amounts minus the Losses that would have been reimbursed under the letters of credit had they not terminated early.
       Business Cooperation
       In January 2003, we and the Bank entered into a business cooperation agreement with Goldman Sachs to further develop the business relationship in Japan. The agreement affords the Bank certain rights with respect to:
•	the provision of commercial banking services by the Bank in Japan to customers of Goldman Sachs; and

•	participation by the Bank as a syndicate lender in Goldman Sachs-led syndicated loans for Japan-related credits;
       On the other hand, the agreement affords Goldman Sachs certain rights with respect to:
•	asset sales of the Bank and its affiliates and debtors;

•	the Bank’s Japan-related equity offerings;

•	investment banking services for the Bank and its affiliates and customers;

•	investments in merchant banking transactions in Japan; and

•	access to the Bank’s retail distribution network in Japan for investment trust products.
       Some of Goldman Sachs’ rights under this agreement are subject to priorities of affiliates of the Bank and are generally applicable only where practical, legal and economically reasonable.
       When Goldman Sachs converted the remainder of its Type 4 preferred stock in January 2010, we and the Bank agreed with Goldman Sachs that the expiration of the agreement would be January 2011, except for certain rights which would expire in January 2014. We and the Bank are negotiating a new business cooperation agreement with Goldman Sachs.
Revenues by Region
       The following table sets forth the percentage of our total income for each indicated period, based on the total income of our offices in the indicated regions. Approximately 86% of total revenue was earned in Japan, where we compete with other major Japanese banking groups and financial service providers, for the fiscal years ended March 31,

2010 and 2009. We earn the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	Fiscal year ended March 31,

	2010	2009

Region:
Japan	86%	86%
Foreign:
Americas	7%	4%
Europe and Middle East	4%	5%
Asia and Oceania (excluding Japan)	3%	5%

Total	100%	100%

Seasonality
       Our business is not materially affected by seasonality.
Sources and Availability of Raw Materials
       We are not reliant on any particular source of raw materials.
Marketing Channels
       Please see “Item 4.B. Business Overview—Description of Operations and Principal Activities” for a discussion of our marketing channels.
Regulation
       Deregulation of banking activities in Japan, and more generally of the Japanese financial system, has accelerated over the past several years. This deregulation is altering two structural features of Japan’s financial system: (1) the separation of banking and securities businesses and (2) distinctions among the permissible activities of Japan’s two principal types of private banking institutions: ordinary banks (futsu-ginko; including both city banks, of which the Bank is one, and regional banks) and trust banks. We also face competition from some government entities, including Japan Post Bank Co., Ltd. The Government of Japan has begun to privatize or eliminate several government institutions, in connection with which Japan Post in October 2007 became a joint stock corporation, holding shares of four operating companies. However, the new Japanese administration has passed new legislation to freeze the postal privatization scheme.
       Article 65 of the former Securities and Exchange Act separated the commercial banking business from the securities business in Japan. However, the Bank and other banks in Japan, like their counterparts in the United States, have been seeking authorization to combine traditional commercial and investment banking activities in order to offer customers a wider range of services. Conversely, securities firms are seeking the authority to engage in activities considered banking activities, which existing regulations prevent them from engaging in. The Development, Etc. of Relevant Acts for the Financial System Reform (Act No. 107 of 1998) and the subsequent amendment to the Banking Act now permit banks with FSA approval to establish or otherwise own domestic and overseas subsidiary securities companies to engage in securities businesses. Also, the amendment to the Securities and Exchange Act enacted in June 2004 lifted the ban on banks engaging in securities intermediation. Due to the amendment made as of December 2004 and subsequent amendments, banks have been allowed to solicit customers for securities trades and act as an intermediary with respect to the resulting trades for securities companies.
       As a result of the deregulation of the banking sector, companies without prior banking operations have formed new banks. For example, in 2001, the respective banking subsidiaries of Sony Corporation and Seven & i Holdings Co., Ltd. commenced operations to offer consumer banking services. Sony Bank Inc. is an internet-based bank focusing on fund-management services, and its holding company, Sony Financial Holdings Inc., listed its shares on the first section of the

Tokyo Stock Exchange in early October 2007. Seven Bank, Ltd. uses ATMs installed primarily in Ito-Yokado Co., Ltd. superstores and in convenience stores operated by Seven-Eleven Japan Co., Ltd. as its main service access point. Also, in October 2007, AEON Corporation began operations of a banking subsidiary, AEON Bank, Ltd., which offers retail banking services through in-store branches located in AEON shopping centers.
       Within the Japanese consumer banking sector, the deregulation of interest rates on yen deposits has enabled banks to offer customers an increasingly attractive and diversified range of new products. We face competition in this sector from the other city and regional banks as well as from Japan Post Bank, one of the world’s largest deposit-taking financial institutions. Japanese banks have been competing with one another by developing innovative proprietary computer technologies that allow them to deliver basic banking services in a more efficient manner and to create sophisticated new products in response to customer demand. In connection with a significant restructuring of its domestic network, the Bank is replacing many of its retail branch offices with specialized distribution facilities and incorporating advanced technologies to offer new services to its retail customers, for example telephone banking and Internet banking.
       Competition in the Japanese banking industry has been heightened by the integration and restructuring of Japanese financial institutions that resulted in larger and more integrated financial institutions. There are a number of other major Japanese banking groups, many of which were created through this process, and we view them as our principal competitors.
       In international markets, we face competition from other commercial banks and similar financial institutions, particularly major international banks and the leading domestic banks in those financial markets in which we conduct business.
Japan
       Pursuant to the Banking Act, the FSA has the authority in Japan to supervise banks, bank holding companies and banks’ principal shareholders (i.e., bank shareholders having 20% (or 15% in some cases) or more of the voting rights of a bank). The Bank of Japan, or BOJ, also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with Japanese banks. Only companies licensed by the Prime Minister are defined as banks under the Banking Act, and licenses may be granted only to a kabushiki kaisha (a joint-stock corporation) with paid-up capital of ¥2 billion or more.
       The Financial Services Agency
       Scope of Supervision. The Prime Minister has supervisory authority over banks in Japan, which is generally delegated to the FSA except for matters prescribed by cabinet order. The Minister for Financial Services has the power to direct the FSA. Under the Banking Act, the FSA has supervisory control over banks, bank holding companies and banks’ principal shareholders in Japan except for matters to which the Prime Minister retains authority.
       The FSA’s authority includes approving applications for licenses to operate a bank or bank holding company and revoking those licenses, becoming a principal shareholder, approving reductions in capital, approving changes of corporate name, approving the establishment or closure of overseas offices, approving establishment or acquisition of certain subsidiaries and acquisition of more than 5% of the voting rights in Japanese companies other than subsidiaries, approving mergers, corporate splits or business transfers, and approving dissolutions or discontinuations of business by existing banks.
       The FSA may also instruct Japanese banks to suspend their business or to remove directors if the banks violate laws, other regulations or their articles of incorporation or commit acts contrary to public policy and, in the case Japanese banks in financial difficulties to direct these banks to hold certain property in Japan for the protection of depositors and to issue other orders as it may deem necessary. Under the prompt corrective action, or PCA, system, the FSA may take corrective actions in the case of capital deterioration of financial institutions. These actions include (1) requiring a financial institution to formulate and implement reform measures, (2) requiring it to reduce its assets or take other specific actions and (3) issuing an order suspending all or part of its business operations.

       The Ministry of Finance and the FSA have introduced a number of regulatory measures into the banking sector in Japan to secure sound management of banks, as well as measures to increase the transparency of the regulatory process, including the following:
       Bank Holding Company Regulations. A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary, any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.
       Single Customer Credit Limit. The Banking Act restricts the aggregate amount of loans, guarantees and capital investments to any single customer in order to avoid excessive concentration of credit risks and promote fair and extensive use of bank credit. An ordinary bank’s aggregate exposure to any single customer is limited by the Banking Act and the related cabinet order. The limit is 40% (or 25% if the customer is a principal shareholder of the bank) of an ordinary bank’s total qualifying capital based on aggregate exposure to any single customer including certain of the customer’s affiliates, or 25% (or 15% if the customer is a principal shareholder of the bank) of the bank’s total qualifying capital based on aggregate exposures to any single customer not including the customer’s affiliates. The same restriction applies to a bank group (the bank, its subsidiaries and certain affiliates) on a consolidated basis. Aggregate exposure by a bank group to a single customer is 25% (or 15% if the customer is a principal shareholder of the bank) and to a customer including certain of the customer’s affiliates is 40% (or 25% if the customer is a principal shareholder of the bank), of the total qualifying capital of the group companies.
       Disclosure. Under the Banking Act, banks and bank holding companies must disclose their non- and under-performing loans (consolidated and non-consolidated) as risk-monitored loans. Risk-monitored loans are classified into four categories: (1) bankrupt loans, (2) non-accrual loans, (3) past due loans (three months or more) and (4) restructured loans. Banks and bank holding companies are required to submit annual reports to the FSA on their business including the amount of risk-monitored loans. Banks and bank holding companies must disclose on an annual basis their financial statements. The financial statements consist of the balance sheet and income statement, and explanatory documents regarding business and asset conditions, each prepared under the Banking Act both on a non-consolidated and consolidated basis.
       Independent of the Banking Act disclosure regulations, the Act Concerning Emergency Measures for the Revitalization of Financial Functions requires banks to disclose their loans and their other problem assets. Under this law, assets are classified into four categories: (1) bankrupt and quasi-bankrupt assets, (2) doubtful assets, (3) substandard assets and (4) normal assets. Generally, bankrupt and quasi-bankrupt assets correspond to the total of bankrupt loans and the lower tier of the non-accrual loans (the borrowers of which are effectively bankrupt) under the Banking Act disclosure. Doubtful assets generally correspond to the higher tier portion of the non-accrual loans (the borrowers of which are not, but have the potential to become, bankrupt). The substandard loans generally correspond to the total of the restructured loans and past due loans (three months or more). Bankrupt and quasi-bankrupt assets and doubtful assets also include non-loan assets, for example, securities lending, foreign exchange, accrued interest, advanced payments and customers’ liabilities for acceptances and guarantees.
       Net Deferred Tax Assets. Under FSA guidelines, the amount of net deferred tax assets that can be recorded without diminishing the Tier I capital of major Japanese banks and their holding companies (including us and the Bank) is limited to 20% of the level of their Tier I capital as of March 31, 2008, which represents a 20% decrease from the permissible level as of March 31, 2006.
       Reserves for Loan Losses. Based on the Accounting Standards for Banks issued by the Japanese Bankers Association, the Bank, for statutory purposes, establishes three categories of reserves: (1) a general reserve, (2) a specific reserve and (3) a reserve for specific overseas loan losses.
       The general reserve is a set fraction of the total of certain outstanding loans of the Bank at each balance sheet date. For Japanese taxation purposes, the amount credited to the general reserve recognized as an expense is generally treated as a tax-deductive reserve, if it is not more than the amount based on the Bank’s average loan loss ratio for the previous three fiscal years. The specific reserve is established for specific loans, the repayment of which is considered materially doubtful, in the same amounts as the amount of the expected losses on these loans. The reserve for specific overseas loan losses is for possible losses on loans to certain countries classified as restructuring countries.
       The self-assessment rule for the credit quality of the assets of financial institutions, including the Bank, as well as the PCA system, let the Bank establish the amount of any reserve for its loan portfolio as the Bank considers adequate at a balance sheet date.
       The FSA has issued operating guidelines, called the Financial Inspection Manual, on inspection of financial institutions that include credit-risk management and the standards for write-offs and reserves. The Financial Inspection Manual itself does not have the force of law, but FSA inspection of banks is based on the Manual. As a result of an inspection, the FSA may exercise its authority over banks under the Banking Act to suspend or terminate their banking business.
       The FSA has also issued non-binding guidelines to clarify its interpretation and enforcement policies of the Banking Act and related regulations.
       Inspection of Banks. The Banking Act authorizes the FSA to inspect banks and bank holding companies in Japan at any time with any frequency. Such inspections are conducted by officials from the FSA’s Inspection Department. The FSA monitors the financial soundness of banks and the status and performance of their control systems for business activities by evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations. Bank inspection is performed pursuant to the Financial Inspection Manual, which emphasizes the need for: (1) bank self-assessment rather than assessment based on the advice of the government authority; and (2) risk management by each bank instead of a mere assessment of its assets. In July 2005, the FSA announced that it would change its approach in inspections and shift its emphasis from the normalizing of the non-performing loans problem to the protection of consumer interests and the strengthening of the Japanese financial system through private sector initiatives. Under this framework, which took effect in April 2007, FSA inspections emphasize dialogue between inspectors and financial institutions and enhanced verification of risk management and compliance systems. The current framework also introduces a financial inspection ratings system, which provides inspection results in the form of graded evaluations intended to offer an incentive for management action as well as an indication of the FSA’s subsequent regulatory stance with respect to the financial institution in terms of, among other things, frequency and scope of inspections.
       The Ministry of Finance
       The Ministry of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Act.
       The Bank of Japan
       The BOJ is the central bank of Japan and serves as the principal instrument for the execution of Japan’s monetary policy. The BOJ implements monetary policy mainly by adjusting its basic loan rate, open market operations and imposing deposit reserve requirements. All banks in Japan maintain deposits with the BOJ and rely substantially upon obtaining borrowings from and rediscounting bills by the BOJ. Moreover, all banks in Japan maintain current accounts under agreements with the BOJ pursuant to which the BOJ can conclude a contract with the Bank concerning on-site examinations. The BOJ’s supervisory functions let it seek to execute monetary policy effectively, while the FSA’s supervisory practices aim to maintain the sound operations of banks in Japan and promote the security of depositors. Through its examinations, the BOJ seeks to identify problems at an early stage and give corrective guidance where necessary.
       Capital Adequacy
       In 1988, the Basel Committee, comprised of representatives of the Group of Ten, or G-10, (including Japan) and Luxembourg, issued the Basel Capital Accord. The Basel Capital Accord, which was endorsed by the G-10 central bank governors, established a risk-weighted capital ratio as the principal measure of capital adequacy. The Basel Capital Accord sets minimum risk-weighted capital ratios for the purpose of maintaining a sound management of banks which have international operations. The minimum risk-weighted capital ratio required is 8% on both a consolidated and non-consolidated basis.
       Banks and bank holding companies are required to measure and apply capital charges in respect of their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance sheet positions arising from movements in market prices. The risks subject to this requirement are:
•	those pertaining to interest rate-related instruments and equities in the trading book; and

•	foreign exchange risk and commodities risk throughout the bank.
       In June 2004, the Basel Committee issued the amended Basel Capital Accord, or Basel II, which includes detailed measurement of credit risk, the addition of operational risk, a supervisory review process and market discipline through disclosure. These amendments do not change the minimum risk-weighted capital ratio of 8% applicable to banks with international operations (including the Bank). These new rules took effect in Japan from March 31, 2007, and banks could apply the introduction of the advanced Internal Ratings-Based (IRB) approach for credit risk, and the Advanced Measurement Approach (AMA) for operational risk from March 31, 2008.
       The FSA’s capital adequacy guidelines follow the Basel Capital Accord proposed by the Basel Committee and are intended to further strengthen the soundness and stability of Japanese banks.
       Capital is classified into three elements, referred to as core capital (Tier I), supplementary capital (Tier II) and junior supplementary capital (Tier III). Core capital generally consists of stockholders’ equity less any recorded goodwill and other intangible assets acquired by business combinations. Supplementary capital generally consists of (1) the general reserve for possible loan losses (subject to a limit of 1.25% of total risk-weighted assets and off-balance sheet exposures), (2) 45% of (a) the unrealized gains on investments in “other securities” (i.e., securities that are not those held for trading purposes, held-to-maturity bonds or shares in subsidiaries or certain affiliates) and (b) the unrealized appreciation on land, (3) the balance of subordinated perpetual debt and (4) the balance of subordinated term debt with original maturity of over five years and limited life preferred equity (up to a maximum of 50% of core capital). Junior supplementary capital consists of the balance of subordinated term debt with original maturity of at least two years. Junior supplementary capital may be counted, subject to certain conditions, according to the amount of market risk or the amount of core capital. Supplementary capital may be counted up to the amount equivalent to core capital (less junior supplementary capital in case market risk is counted in the risk-weighted capital ratio calculation).
       The FSA capital adequacy guidelines also require Japanese banks and bank holding companies to expand their disclosure regarding the risk-weighed capital ratio data. Banks and bank holding companies are required to include detailed disclosure in their annual and semiannual Japanese language disclosure reports (disclosure-shi). The required disclosure includes detailed information regarding their risk-weighted capital ratio data and its breakdown, calculation methods and quantitative information for respective risk. Under the Banking Act and its related regulations, banks and bank holding companies are required to publish their annual disclosure reports within four months of the end of the most recent annual fiscal period and to publish semiannual disclosure reports within four months of the end of the most recent interim fiscal period.
       The Basel Committee and other international organizations investigated new standards to strengthen regulation of the banking sector in light of the recent financial crisis. In connection with this investigation, on September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced a substantial strengthening of existing capital requirements. These capital reforms will increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier I capital requirement will also be increased from 4% to 6% (with the above capital conservation buffer, to 8.5%.). The total capital requirement will remain at the existing level of 8%, but will be increased to 10.5% with the above capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital will be implemented according to national circumstances. The Group of Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards. Under the transitional arrangements, these new capital requirements will be phased in between January 1, 2013 and January 1, 2019. According to the announcement dated September 12, 2010, systemically important banks should have loss-absorbing capacity beyond the standards described above and work continues on this issue at the Financial Stability Board and the Basel Committee.
       Capital Injection by the Government
       On October 24, 2008, in response to the recent financial turmoil, amendments to the Special Measures Act for Strengthening Financial Functions and the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, and other related legislation were enacted by the Diet in order to authorize capital contributions to financial institutions by the Government of Japan. The amendments include extension to March 31, 2012 of a previously expired deadline for financial institutions to apply to the government for capital contributions, other revisions of the government requirements associated with capital contributions intended to facilitate the financing of SMEs, and amendments which permit the government to make capital contributions to credit cooperatives, credit unions and other types of cooperative financial institutions.
       PCA and Self-Assessment
       The PCA system has been in effect since April 1998. Under the PCA system, the FSA may take corrective actions depending upon the extent of capital deterioration of a financial institution. The PCA system also requires financial institutions to establish self-assessment programs. Financial institutions, including the Bank, are required to analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications determine whether an addition to or reduction in reserves or write-offs is necessary.
       Pursuant to the Japanese Institute of Certified Public Accountants, or JICPA, guidelines, the outcome of each financial institution’s self-assessment leads to substantially all of a bank’s loans and other claims on customers being analyzed by classifying obligors into five categories: (1) normal borrowers; (2) borrowers requiring caution; (3) potentially bankrupt borrowers; (4) effectively bankrupt borrowers; and (5) bankrupt borrowers. The reserve for possible loan losses is then calculated based on the obligor categories. FSA guidelines require banks to classify their assets not only by the five categories of obligor but also by four categories of quality. The Bank has adopted its own internal guidelines for self-assessment which conform to guidelines currently in effect and comply with the PCA system requirements.
       Under the PCA system, if the risk-weighted capital ratio of a bank or a bank holding company with international operations becomes less than 8% but not less than 4%, the FSA may require a bank or a bank holding company to submit and implement a capital reform plan.
       If the risk-weighted capital ratio of a bank with international operations declines to less than 4% but not less than 2%, the FSA may order a bank to (1) submit and implement a plan for improving its capital; (2) prohibit or restrict the payment of dividends to shareholders or bonuses to officers; (3) reduce its assets or restrict the increase of its assets; (4) prohibit or restrict the acceptance of deposits under terms less advantageous than ordinary terms; (5) reduce the business of some offices; (6) eliminate some offices other than the head office; (7) reduce or prevent the launching of non-banking businesses; or (8) take certain other actions.
       If the risk-weighted capital ratio of a bank with international operations declines to less than 2% but not less than 0%, the FSA may order a bank to conduct any one of the following: (1) a capital increase; (2) a substantial reduction in its business; (3) a merger; or (4) abolishment of its banking business.
       If the risk-weighted capital ratio of a bank with international operations declines below 0%, the FSA may order a bank to suspend all or part of its business.
       If the risk-weighted capital ratio of a bank holding company that holds a bank with international operations declines to less than 8%, the FSA may take actions similar to the action the FSA would take with respect to a bank.
       Prompt Warning System
       The prompt warning system introduced in 2002 lets the FSA take precautionary measures to maintain and promote the sound operations of financial institutions even before those financial institutions become subject to the PCA system.

These measures require a financial institution to reform: (1) profitability, if deemed necessary to improve profitability based upon a fundamental profit index; (2) credit risk management, if deemed necessary to reform management of credit risk based upon the degree of large credit concentration and other situations; (3) stability, if deemed necessary to reform management of market and other risks based upon, in particular, the effect of securities price fluctuations; and (4) cash flow management, if deemed necessary to reform management of liquidity risks based upon deposit trends and level of reserve for liquidity.
       Deposit Insurance System
       In 1971, the Deposit Insurance Act was enacted in order to protect depositors when financial institutions fail to meet their obligations. DIC was established to implement the law and is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is delegated to the FSA Commissioner.
       Since April 2010, the DIC receives annual insurance premiums from insured banks equivalent to 0.107% of deposits that bear no interest, are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and premiums equivalent to 0.082% of other deposits. Premiums held by the DIC may be either deposited at financial institutions or used to purchase marketable securities. The insurance money may be paid out in case of a suspension of repayments of deposits, banking license revocation, dissolution or bankruptcy of a bank. Payouts are generally limited to a maximum of ¥10 million of principal amount together with any interest accrued with respect to each depositor. After April 1, 2005, only non-interest-bearing deposits that are redeemable upon demand and used by depositors primarily for payment and settlement functions are protected in full.
       City banks (including the Bank), regional banks (including member banks of the second association of regional banks), trust banks, credit associations, credit cooperatives, labor banks and Japan Post Bank participate in the deposit insurance system on a compulsory basis.
       Resolutions of Failed Financial Institutions
       Amendments to the Deposit Insurance Act effective in April 2001 created a permanent system for resolving failed financial institutions.
       The basic method of resolution for a failed financial institution under the Deposit Insurance Act is cessation of the business by paying insurance money to the depositors up to the principal amount of ¥10 million plus accrued interest per depositor, or pay-off or transfer of the business to another financial institution with financial aid provided within the cost of pay-off. Under the Deposit Insurance Act, transfer of business is regarded as the primary method. In order to effect a prompt transfer of business, the following framework has been established:
•	a Financial Reorganization Administrator will be appointed by the FSA Commissioner and take control of the management and assets of the failed financial institution. The administrator is expected to efficiently search for a financial institution which will succeed the business of the failed institution;

•	if no successor financial institution can be immediately found, a “bridge bank” will be established by the DIC for the purpose of temporarily maintaining the operations of the failed financial institution, and the bridge bank will seek to transfer the failed financial institution’s assets to another financial institution or dissolve the failed financial institution; and

•	in order to facilitate or encourage a financial institution to succeed a failed business, financial aid may be provided by the DIC to any successor financial institution to enhance its capital after succession or to indemnify the loss incurred by the succession.
       Where it is anticipated that the failure of a financial institution may cause an extremely grave problem in maintaining the financial order in Japan or the region where the financial institution is operating, the following exceptional measures may be taken after consulting with the Conference for Financial Crisis Countermeasures:
•	the DIC may subscribe for shares or other instruments issued by the relevant financial institution and require the institution to submit a plan to regain soundness in its management to the DIC;

•	once the financial institution fails, financial aid exceeding the cost for pay-off may be available to the institution; and

•	if the failed institution is a bank and the problem cannot be avoided by other measures then the DIC may acquire all of the shares of the bank.
       In order to fund the above-mentioned activities, the DIC may borrow from financial institutions or issue bonds which may be guaranteed by the government.
       The Resolution and Collection Corporation
       The Resolution and Collection Corporation, or RCC, was established in 1999 as a wholly owned subsidiary of the DIC through the merger of the Housing Loan Administration Corporation, which had managed mortgages assigned from mortgage lending institutions corporations called “jusen”, and the Resolution and Collection Bank, which had collected loan receivables assigned from failed financial institutions. The RCC is permitted to purchase under-performing loan receivables not only from the failed financial institutions but also from healthy financial institutions in order to secure a stable Japanese financial system. The DIC provides guarantees to the RCC to finance the RCC’s business and to compensate RCC for losses that it incurs.
       Restriction on Aggregate Shareholdings by a Bank
       The Act Concerning Restriction on Shareholdings by Banks requires Japanese banks and their qualified subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital, with adjustments, in order to reduce exposure to stock price fluctuations. Treasury stocks, shares issued by subsidiaries, shares not listed on any stock exchange or not registered with any over-the-counter market, shares held as trust assets, and shares acquired through debt-for-equity swaps in restructuring transactions are excluded from this limitation.
       For the purposes of the above requirement, a bank’s “holdings of equity securities” is defined as the sum of (1) the amount of equity securities owned by the bank and its consolidated subsidiaries and (2) with regard to the equity securities owned by non-consolidated subsidiaries, the product of (x) the amount of equity securities owned by the bank’s non-consolidated subsidiaries, multiplied by the product of (y) the bank’s minority interests in the non-consolidated subsidiaries’ profits and losses calculated according to the equity method, divided by (z) the total amount of those profits and losses.
       Shareholding Restrictions Applicable to a Bank Holding Company and a Bank
       The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade provision which prohibits banks from holding more than 5% of voting rights of other companies does not apply to bank holding companies. However, the Banking Act generally prohibits a bank holding company and its subsidiary, on an aggregated basis, from holding more than 15% of the voting rights of certain types of companies which are not permitted to become subsidiaries of bank holding companies. Also, the Banking Act generally prohibits a bank and its subsidiary, on an aggregated basis, from holding more than 5% of the voting rights of certain types of companies which are not permitted to become subsidiaries of banks.
       Banks’ Shareholdings Purchase Corporation
       In March 2009, in order to facilitate the disposition of shares of listed stocks held by banks while preventing adverse effects caused by sales of large amounts of shares in a short period of time, legislation restarting share purchases by the Banks’ Shareholdings Purchase Corporation of listed shares from banks and certain other financial institutions under certain conditions was enacted and became effective.
       Examination and Reporting Applicable to Shareholders of a Bank
       The FSA may request the submission of reports or other materials from a bank and/or its bank holding company, or inspect the bank and/or the bank holding company, if necessary, in order to secure the sound and appropriate operation of the business of a bank.

       Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, the FSA may request the submission of reports or materials from, or may conduct an inspection of, any principal shareholder who holds 20% (in some exceptional cases, 15%) or more of the voting rights of a bank if the FSA deems the action necessary in order to secure the sound and appropriate operation of the business of the bank. Under limited circumstances, the FSA may order the principal shareholder to take such measures as the FSA deems necessary.
       Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director of the relevant local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or in respect of any change in material matters set out in reports previously filed, with some exceptions. If the description contained in the report is inappropriate in any material respect, the FSA may request the submission of a report or other materials from, or may conduct an inspection of, the holder of the voting rights.
       Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.
       Under the Special Measures Act Concerning Facilitation of Reorganization by Financial Institutions, Etc.: (1) for one year after the merger or transfer of the entire business of a financial institution the maximum amount to be covered by the deposit insurance will be ¥10 million multiplied by the number of parties to the merger or business transfer; and (2) a financial institution will be entitled to enjoy the benefit of certain simplified procedures for the forms of reorganization described above.
       Deregulation of the Securities Business by a Bank
       Before the deregulation described below, Article 65 of the former Securities and Exchange Act separated the commercial banking business from the securities business in Japan, which was defined to include dealing, brokerage, underwriting and distribution of securities. Under this law, banks, including the Bank, could not engage in any securities business except for approved activities. Due to gradual deregulation, the Securities and Exchange Act allowed banks to underwrite and deal in Japanese government bonds, Japanese municipal bonds, Japanese government guaranteed bonds, commercial paper and certain bonds issued by special purpose companies; to sell beneficiary certificates of investment trusts and securities issued by an investment company; and to engage in listed or OTC securities derivatives transactions as well as in the securities intermediary business, each subject to registration with the FSA.
       In addition, some amendments to the FIEA and the Banking Act, that became effective on June 1, 2009, abolished restrictions on directors and officers holding concurrent offices in banks, securities companies and insurance companies and introduced a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendments provide for (1) revised firewall regulations between banks, securities companies and insurance companies; and (2) the development of a system to manage conflicts of interest between banks, securities companies and insurance companies. The amendment referred to in (1) above abolished the ban on certain officers and employees from holding concurrent posts in banks, securities companies and insurance companies, and relaxed restrictions on the transfer of non-public customer information. On the other hand, the amendment mentioned in (2) above requires those financial institutions, including banks, to implement proper information management procedures and to develop appropriate internal systems whereby they will prevent customer interests from being unfairly harmed through trading by a financial institution or by other companies within its group. For example, a financial institution may need to create information barriers between departments and review how it executes transactions with customers.
       Protection of Personal Information
       The Act on Protection of Personal Information became fully effective in April 2005. The Act on Protection of Personal Information and related rules, regulations and guidelines impose requirements on businesses that use databases containing personal information, including appropriate custody of personal information and restrictions on information sharing with third parties.

       Act on Sales, Etc. of Financial Products
       Due to deregulatory measures in the banking and finance industry, more financial products, including highly structured and other complicated products, may now be marketed to a broad base of customers. The Act on Sales, Etc. of Financial Products was enacted to better protect customers from incurring unexpected losses as a result of purchasing these financial products. Under this law, sellers of financial products have a duty to their potential customers to explain important matters (i.e., the nature and magnitude of risk involved) regarding the financial products that they sell. If a seller fails to comply with the duty, the loss in value of the purchased investment product due to the failure to explain is refutably presumed to be the amount of the customer’s loss. An amendment to this law, together with other related laws including the FIEA, became effective on September 30, 2007. The amended law enlarges the scope of duty of financial services providers to inform customers of important matters related to the financial products that they offer.
       Act on Prevention of Transfer of Criminal Proceeds
       Under the Act on Prevention of Transfer of Criminal Proceeds (Act No. 22 of 2007), which addresses money laundering and terrorism concerns, financial institutions and certain other entities, for example credit card companies, are required to perform customer identification, submit suspicious transaction reports and keep records of their transactions.
       Act Concerning Protection of Depositors and Relief for Victims of Certain Types of Fraud
       The Act Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards became effective in February 2006. This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using forged or stolen bankcards, subject to conditions.
       The Act Concerning Payment of Dividends for Relief of Damages from Funds in Account used in connection with Crimes (Act No. 133 of 2007) became effective in June 2008. This law requires that financial institutions take appropriate measures against various crimes including the closing of accounts used in connection with fraud and other crimes. The law also requires financial institutions to make, in accordance with specified procedures, payments from funds collected from the closed accounts to victims of certain crimes.
       FIEA
       The FIEA regulates the securities industry and most aspects of securities transactions in Japan, including public offerings, private placements and secondary trading of securities, ongoing disclosure by securities issuers, tender offers for securities, organization and operation of securities exchanges and self-regulatory organizations and registration of securities companies. The Prime Minister has the authority to regulate the securities industry and securities companies, which authority is delegated to the FSA Commissioner under the FIEA. The Securities and Exchange Surveillance Commission, an external agency of the FSA, is independent from the Agency’s other bureaus and is vested with authority to conduct day-to-day monitoring of the securities markets and to investigate irregular activities that hinder fair trading of securities, including inspection of securities companies as well as banks in connection with their securities business. Furthermore, the FSA Commissioner delegates certain authority to the Director General of the Local Finance Bureau to inspect local securities companies and their branches. A violation of applicable laws and regulations may result in various administrative sanctions, including revocation of registration or authorization, suspension of business or an order to discharge any Director or Executive Officer who has failed to comply with applicable laws and regulations. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory organization of securities companies.
       The regime under the FIEA, which replaced the Securities and Exchange Act in September 2007 in order to broaden and strengthen investor protection and reduce trading costs through deregulation and the easing or elimination of certain excessive regulatory restrictions, includes, among other measures, (1) the development of comprehensive and cross-sectoral regulations covering a wide range of financial instruments; (2) the enhancement of corporate disclosure, requiring listed companies to file quarterly reports, audited internal control reports assessing the effectiveness of internal control structures for financial reporting, and confirmation of the content of annual reports; (3) the expansion of the duties of financial institutions to provide customers with detailed disclosure regarding the financial products that they offer and other measures to protect investors; and (4) the easing of regulations through flexible application depending on the type of investor (professional or general public).
       Deregulation of Insurance Products
       Deregulation in the financial services industry has gradually permitted banks in Japan to offer a variety of insurance products including pension-type insurance. Further deregulation, starting from December 22, 2007, permits banks in Japan to offer a full range of insurance products as an agent in over-the-counter transactions.
       Regulation of the Consumer Finance Business
       In order to resolve the problems of heavily indebted borrowers and to effect proper regulation of the consumer finance business, amendments to the Interest Rate Restriction Act, and the Contributions Act were promulgated in December 2006. As a result, in June 2010, maximum legal interest rates were reduced to the levels prescribed by the Interest Rate Restriction Act (ranging from 15% to 20%), and gray zone interest, which is interest on loans in excess of rates prescribed by the Interest Rate Restriction Act up to the 29.2% maximum rate permitted under the Contributions Act, was abolished. Judicial decisions have strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased substantially. The amendments to the Money Lending Business Act also include the introduction of an upper limit on aggregate borrowings from all moneylenders by an individual over which moneylenders may not extend further loans, as well as stricter regulation and supervision of moneylender activities.
       Installment Sales Act
       In order to ensure the fairness of transactions with respect to installment sales and others, prevent damage to consumers and manage credit card numbers, the Installment Sales Act imposes requirements on those who conduct installment sales businesses. In June 2008, revisions to the Installment Sales Act were enacted and, except for certain provisions, took effect in December 2009. The revisions impose more stringent and expanded requirements for credit card companies, including, among others: (1) wider coverage of installment sales under the regulations; (2) measures to prevent inappropriate extensions of credit for a certain type of credit transactions; (3) measures to prevent excessive lending for certain types of credit transactions that include requirements to investigate the payment ability of consumers by use of designated credit information organizations and prohibition of execution of credit agreements that exceed the payment ability of consumers; and (4) measures to protect certain information, such as credit numbers.
       The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc.
       The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., took effect on December 4, 2009 and requires financial institutions to, among other things, make an effort to reduce their customers’ burden of loan payments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual home loan borrowers. The legislation also requires financial institutions to internally establish a system to implement the requirements of the legislation and periodically make disclosure regarding and report to the relevant authority the status of implementation. Following the issuance of the legislation, the FSA altered its approach toward inspections and shifted its emphasis to facilitation of finance. These measures are effective until March 2011.
United States
       As a result of its operations in the United States, the Bank is subject to extensive federal and state banking and securities supervision and regulation. The Bank engages in U.S. banking activities directly through its branches in Los Angeles, San Francisco and New York and through its representative office in Houston. The Bank also controls a U.S. banking subsidiary, Manufacturers Bank, and a U.S. broker-dealer, SMBC Securities, Inc.
       The Bank is a qualifying foreign banking organization under the U.S. International Banking Act of 1978 as amended, or International Banking Act, and as such is subject to regulation as a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. Additionally, the Bank is a bank holding company by virtue of its ownership of Manufacturers Bank. As a result, the Bank and its U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as Manufacturers Bank’s U.S. “umbrella supervisor”.
       Manufacturers Bank is a California state-chartered bank, which is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the Federal Deposit Insurance Corporation, or the FDIC, Manufacturers Bank is subject to regulation, supervision and examination by the FDIC and the California Department of Financial Institutions.
       The Bank’s New York branch is supervised by the Federal Reserve Bank of New York and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s Los Angeles and San Francisco branches are supervised by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, but their deposits are not insured (or eligible to be insured) by the FDIC. The Bank’s representative offices are subject to regulation and examination by the state banking authority of the state in which they are located as well as the Federal Reserve Bank for the District in which they are located.
       Restrictions on Activities
       As described below, federal and state banking laws and regulations restrict the Bank’s ability to engage, directly or indirectly through subsidiaries, in certain activities in the United States.
       The Bank is required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under current Federal Reserve Board policy, the Bank is expected to serve as a source of financial strength to Manufacturers Bank. Under the Bank Holding Company Act and Federal Reserve Board regulations, the Bank’s U.S. banking operations (including Manufacturers Bank and the Bank’s U.S. branches) are also restricted from engaging in certain “tying” arrangements involving products and services. In addition, the activities of the Bank’s non-bank subsidiaries are generally limited to those activities that the Federal Reserve Board has determined to be a proper incident to banking or managing and controlling banks, and the Bank Holding Company Act generally prohibits the Bank from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or activities deemed a proper incident to banking or managing and controlling banks.
Federal Reserve Board approval is generally required for the Bank to acquire more than 5% of any class of voting shares of a U.S. company engaged in permissible non-banking activities.
       The Bank’s New York Branch and Manufacturers Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and (with respect to the Bank’s New York Branch only) the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Manufacturers Bank, and to a limited extent, the Bank’s New York and California branches.
       The Gramm Leach Bliley Act of 1999, or the GLB Act, and Federal Reserve Board regulations contain other provisions that could affect the operations of Manufacturers Bank and the Bank’s New York and California branches. One of these provisions requires the Bank’s consumer operations and Manufacturers Bank to disclose their respective privacy policies to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, individual states are permitted to adopt more extensive privacy protections through legislation or regulation. The so-called “push-out” provisions of the GLB Act also narrow the exclusion of banks (including U.S. branches of foreign banks, such as the Bank’s New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934.
       In addition, under U.S. federal banking laws, state-chartered banks (such as Manufacturers Bank) and state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Manufacturers Bank), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state-licensed branches and agencies of foreign banks (such as the Bank’s New York branch), the

Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies of foreign banks to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., the Bank in the case of the Bank’s New York branch).
       Under the International Banking Act, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.
       There are various legal restrictions on the extent to which the Bank and its non-bank subsidiaries can borrow or otherwise obtain credit from its U.S. bank subsidiary, Manufacturers Bank, or engage in certain other transactions involving that subsidiary. In general, these transactions must be on terms that would ordinarily be offered by Manufacturers Bank to unaffiliated entities, and credit transactions must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain purchases by Manufacturers Bank from the Bank or its non-bank subsidiaries are subject to volume limitations.
       USA PATRIOT Act
       The USA PATRIOT Act of 2001, or the PATRIOT Act, contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant compliance and due diligence obligations, creating crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Many of the anti-money laundering compliance requirements are consistent with the anti-money laundering compliance obligations previously imposed on U.S. financial institutions, including the U.S. offices of foreign banks, under the Bank Secrecy Act. The passage of the PATRIOT Act and other events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities, including the OFAC.
       Other
       In the United States, the Bank’s U.S.-registered broker-dealer, SMBC Securities, is regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:
•	sales methods;

•	trade practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure;

•	record-keeping;

•	the financing of customers’ purchases; and

•	the conduct of directors, officers and employees.
       In addition, SMBC Securities is a member of and regulated by the Financial Industry Regulatory Authority and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over the Bank’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Other Jurisdictions
       Elsewhere in the world, our operations are subject to regulation and control by local central banks and monetary authorities.

       4.C. ORGANIZATIONAL STRUCTURE
       The following chart presents our corporate structure summary as at March 31, 2010:

Sumitomo Mitsui Financial Group, Inc

		(Domestic)	SMBC’s Consumer Banking Unit
	Commercial Banking	Sumitomo Mitsui Banking Corporation (SMBC) ———————————	SMBC’s Middle Market Banking Unit

		Kansai Urban Banking Corporation	SMBC’s Corporate Banking Unit
		The Minato Bank, Ltd.	SMBC’s International Banking Unit
		The Japan Net Bank, Limited	SMBC’s Treasury Unit
SMBC Guarantee Co., Ltd.
(Overseas)
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
Sumitomo Mitsui Banking Corporation (China)
Sumitomo Mitsui Banking Corporation of Canada
Banco Sumitomo Mitsui Brasileiro S.A.
PT Bank Sumitomo Mitsui Indonesia

(Domestic)
	Securities	Nikko Cordial Securities Inc

SMBC Friend Securities Co., Ltd.
(Overseas)
SMBC Securities, Inc.

(Domestic)
	Leasing	Sumitomo Mitsui Finance and Leasing Company, Limited

Sumitomo Mitsui Auto Service Company, Limited
(Overseas)
SMBC Leasing and Finance, Inc.

(Domestic)
	Credit Card	Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation
Sakura Card Co., Ltd.

(Domestic)
	Others	The Japan Research Institute, Limited

JSOL Corporation
ORIX Credit Corporation
Promise Co., Ltd.
At-Loan Co., Ltd.
(Overseas)
SMBC Capital Markets, Inc.

       As the ultimate holding company of the Group, we are responsible for:
•	group strategy and management;

•	group resource allocation;

•	group financial accounting;

•	investor relations;

•	capital strategy;

•	group IT strategy;

•	HR management for group executives;

•	group risk management and compliance;

•	compensation schemes; and

•	efficiently harmonizing our operations on a Group-wide basis.
Principal Subsidiaries
       Our principal subsidiaries are listed in Note 47 “Principal Subsidiaries” to our consolidated financial statements.
       4.D. PROPERTY, PLANT AND EQUIPMENT
       We own or lease the land and buildings in which we conduct our business. Most of the property that we operate in Japan is owned by us to be used by our branches. In contrast, our international operations are conducted out of leased premises. Our headquarters building in Marunouchi is leased from a third party. Our largest property is SMBC’s head office in Otemachi, which had a net carrying value of ¥123 billion, including the land and building, at March 31, 2010. The following table shows the net carrying amount of our tangible fixed assets as of March 31, 2010:

At March 31, 2010

(In millions)

Land	¥497,209
Buildings	252,121
Leased assets	9,546
Others	234,295

Total	¥993,171

       For more information, see Note 12 “Property, Plant and Equipment” and Note 38 “Assets Pledged and Received as Collateral” to our consolidated financial statements.
       The total area of land related to our material office and other properties at March 31, 2010 was approximately 779,000 square meters for owned land and approximately 17,000 square meters for leased land.
       We are not aware of any environmental issues that may affect our utilization of the assets.
Item 4A. Unresolved Staff Comments
       None.
Item 5. Operating and Financial Review and Prospects
       The discussion below should be read together with “Item 3.A. Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this registration statement. Unless otherwise indicated, we present our information on a consolidated basis.

OVERVIEW
Operating Environment
       The global economy is emerging from the sharp deterioration triggered by the financial crisis and has been on a recovery trend since the latter half of 2009. Supported by supplemental government spending and BOJ efforts to keep interest rates low and increase production against a backdrop of progress in inventory adjustments, Japan’s GDP increased in the fiscal year ended March 31, 2010. Similar efforts abroad to keep interest rates low and to boost consumer spending, such as through incentive schemes to promote auto purchases in the United States and Germany, helped the United States and Euro-zone economies expand in the previous fiscal year. Recovery was also visible in emerging economies. The Chinese economy, in particular, continued to grow at a relatively rapid pace, led mainly by domestic demand, and economic conditions in the ASEAN countries were recovering.
       Our financial condition and results of operations are significantly affected by the general business environment in Japan and other major economies, many of which have recently been recovering. This recent global economic recovery may be fragile and attributable in part to the effects of various government economic stimulus efforts and may turn into another downturn. In Europe, sovereign debt crises in Greece and other European countries emerged in late 2009 and are continuing. Surrounding European Union countries are poised to aid such countries, but such relief measures may not be successful and such countries might not reestablish fiscal strength. If such sovereign debt crises cannot be resolved, they may adversely affect the global economy. Accordingly, the aforementioned government stimulus efforts may not be self-sustaining, particularly once the effects of those stimulus efforts subside. Additionally, the euro has recently weakened and may further adversely affect the global economy.
       In December 2009, the Government of Japan established emergency economic measures to support the fragile economy, and has been continuing its efforts to boost the economy. However, it is difficult to predict whether such economic measures are effective or how such measures will affect us in the long term.
       A persistently strong yen has begun to produce deflation in Japan and negatively affect corporate earnings and exports, all of which could hamper Japanese economic recovery. Unemployment in Japan has been at a relatively high level since the spring of 2009 and private consumption and economic activity have lessened. In addition, there have been a number of corporate bankruptcies in Japan, particularly by companies directly affected by recession. According to Teikoku Databank, a Japanese research institution, there were approximately 11,300 corporate bankruptcies involving approximately ¥5.5 trillion in total liabilities in the fiscal year ended March 31, 2008, approximately 13,200 corporate bankruptcies involving approximately ¥13.7 trillion in total liabilities in the fiscal year ended March 31, 2009 and approximately 12,900 corporate bankruptcies involving approximately ¥7.0 trillion in total liabilities in the fiscal year ended March 31, 2010.
       Though the total liabilities involved in bankruptcies decreased and the number of bankruptcies also decreased, the total liabilities and number of bankruptcies remain at a relatively high level. Furthermore, SMEs and other industry segments might be affected in the future.
Regulatory Environment
       We expect that our financial condition and operating results will be significantly affected by regulatory trends.
       To address perceived weaknesses in financial regulation revealed by the global financial crisis, regulatory authorities in Japan and abroad are taking significant steps to enhance soundness regulation. The Basel Committee and other international bodies are leading efforts to formulate regulatory enhancements, including in the area of capital regulation. These enhancements include an increase of the risk weights for resecuritization instruments and reconsideration of regulations on the trading book as well as enhancements in the quality of capital and introduction of liquidity requirements. Furthermore, a capital surcharge may be required for systemically important financial institutions.
       Japanese banks are facing increased scrutiny over their credit policies relating to SMEs and residential mortgage loans. The Act Concerning Temporary Measures to Facilitate Financing for SMEs, etc., which took effect on December 4, 2009, requires financial institutions, among other things, to make an effort to reduce their customers’ burden of loan repayments by employing such methods as term modification at the request of eligible borrowers, including SMEs and individual housing loan borrowers.
       Japanese credit card and consumer finance businesses have been and may continue to be adversely affected by changes in legal conditions. December 2006 amendments to laws regulating moneylenders increased the authority of government regulators and eliminated gray zone interest and introduced an upper limit on aggregate credit extensions to an individual by all moneylenders of one-third of the borrower’s annual income in June 2010. Also, revisions to the Installment Sales Act enacted in June 2008, which took effect, except for certain provisions, in December 2009, imposed more stringent regulations on credit card companies, including an expanded scope of regulation, measures to prevent inappropriate extensions of credit and measures to prevent excessive lending.
       On the other hand, deregulation of banking activities in Japan has accelerated over the past several years. This enables banks to offer customers an increasingly attractive and diversified range of products and services, such as pension-type insurance and securities intermediary services.
       For a more detailed description of regulations to which we are subject, risks associated with regulatory development and our management policy under these environment, see “Item 3.D. Risk Factors—Risks Related Our Business, and Risks Related to Our Industry” and “Item 4.B. Business Overview—Regulation”.
Factors Affecting Results of Operation
Income (Loss)
       We have three principal sources of operating income: net interest income, net fee and commission income, and net trading/investment income. Income other than these three principal sources is included in “other income”.
       Net Interest Income. Net interest income, or the difference between interest income and interest expense, is determined by:
•	the amount of interest-earning assets and interest-bearing liabilities;

•	the interest spread;

•	the general level of interest rates; and

•	the proportion of interest-earning assets to interest-bearing liabilities.
       Our principal interest-earning assets consist of loans and advances, investment securities, and deposits with banks. Our principal interest-bearing liabilities consist of deposits, borrowings, and debt securities in issue. The interest income or expense on trading assets or liabilities is not included in net interest income. Our net interest income is earned mainly by the Bank. The Bank controls its exposure to interest rate fluctuations through asset liability management operations.
       The Bank, like other banks in Japan, makes most domestic loans based on a short-term interest rate, Tokyo inter-bank offered rate, or the TIBOR, and a short-term prime rate, which are generally intended to reflect the cost of funds. The Bank establishes a short-term prime rate based principally on its cost of short-term yen funding. The Bank’s short-term prime rate is affected mainly by changes in the policy interest rates set by the BOJ, which is an uncollateralized overnight call rate.
       Prime rates in Japan have been relatively stable since 2000. This is mainly because short-term interest rates, for example, the three-month TIBOR, have declined to nearly zero, and prime rates, which are adjusted according to changes in short-term interest rates, had little room for further decline. The BOJ encouraged the uncollateralized overnight call rate, which is the policy interest rate for the BOJ, to raise from approximately 0.0% to 0.25% on July 14, 2006 and from 0.25% to 0.5% on February 21, 2007. Following these interest rate changes, we raised our short-term prime rate by 0.5% from 1.375% to 1.875% and our ordinary deposit rate by 0.199% from 0.001% to 0.2% during the substantially same period. However, the BOJ lowered its target for the uncollateralized overnight call rates from 0.5% to 0.3% on October 31, 2008 and by an additional 0.2% to 0.1% on December 19, 2008 in order to address market conditions. Again, following these policy interest rate changes, we lowered our short-term prime rate by 0.4% from 1.875% to 1.475% and our ordinary deposit rate by 0.16% from 0.2% to 0.04% during the substantially same period.
       The following table sets forth the Bank’s short-term prime rate, three-month TIBOR, ordinary deposit rate, long-term prime rate and ten-year swap rate, as of the dates indicated:

	At March 31,

	2010	2009	2008
Short-term prime rate	1.475%	1.475%	1.875%
Three-month TIBOR	0.438	0.651	0.839
Ordinary deposit rate	0.040	0.040	0.200
Long-term prime rate	1.600	2.250	2.100
Ten-year swap rate	1.453	1.314	1.452
       On September 13, 2010 we lowered our ordinary deposit rate by 0.02% from 0.04% to 0.02%. Also, on October 5, 2010, the BOJ lowered its target for the uncollateralized overnight call rate to around 0% to 0.1% in order to enhance monetary easing, making clear that it is pursuing a virtually zero interest rate policy.
       It is difficult to earn a wide interest spread when interest rates are at a low level, as they currently are in Japan. When interest rates rise from extremely low levels, interest spreads at commercial banks generally increase. However, interest spreads may temporarily decrease immediately after an increase in interest rates because it may take time for banks to increase lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also increase and banks are able to secure a wider interest spread than in a low interest rate environment. Conversely, interest spreads may temporarily increase immediately after a decrease in interest rates because it may take time for banks to decrease lending rates correspondingly, in contrast to their funding rates. After an adjustment period, lending rates generally also decrease and banks generally are not able to maintain a wide interest spread. While various factors may affect the level of net interest income, generally the loan-to-deposit interest spread increases when short-term interest rates rise, particularly in the current low interest-rate environment.
       Net Fee and Commission Income. We earn fees and commissions from a variety of services. The primary component of the Bank’s net fee and commission income is fees from money remittances and transfers. Net fee and commission income also includes fees and commissions related to investment trusts, deposits and loans (such as loan commitment fees, loan arrangement fees), securities transactions (such as bond trustee fees and bond recording agency fees) and guarantees and acceptances. Other fees and commissions include fees from investment banking and electronic banking.
       In addition, we earn a significant amount of fees and commissions from our securities business and credit card business, conducted primarily through Nikko Cordial Securities and Sumitomo Mitsui Card, respectively. The principal components of Nikko Cordial Securities’ fees and commissions are subscription and agent commissions from investment trusts and underwriting commissions, while those of Sumitomo Mitsui Card’s fees and commissions are membership fees from retailers and annual cardholder membership fees.
       The principal factors affecting fees and commissions are the demand for the services provided, the fees charged for those services and fees charged by competitors for similar services. The volume of services provided also affects profitability, as our fee businesses have significant economies of scale. In order to diversify sources of revenue and enhance return on assets, we are expanding our fees and commissions businesses, including sales of investment trusts and pension-type insurance, and investment banking businesses.
       Net Trading/Investment Income. We undertake significant trading activities involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, exchange rates, equity prices or other market variables. Any unexpected change in interest rates could affect the fair value of our interest rate derivative positions and our net income from trading activities. Net trading income consists of margins made on market-making and our customer business as well as changes in fair value of trading assets and liabilities and derivative financial instruments. It also includes net interest and dividend income on these instruments.

       We have hybrid instruments classified as financial assets at fair value through profit or loss in our consolidated financial statements. Net income from financial assets at fair value through profit or loss includes gains and losses arising from sales and the change in the fair value of these instruments. It also includes interest and dividend income on these instruments.
       We have substantial investments in debt securities as available-for-sale financial assets. In particular, Japanese government bonds represent a significant part of our bond portfolio. We also own debt securities denominated in foreign currencies, principally the U.S. dollar and the euro. We also have investments in equity securities as available-for-sale financial assets, which include our strategic investments in stocks issued by our customers. Net investment income includes the gains and losses arising from the sales or redemptions of available-for-sale financial assets and the dividend income earned from available-for-sale equity instruments. Increases in interest rates or declines in equity prices could substantially decrease the fair value of our available-for-sale financial assets.
       Other Income. Other income consists primarily of income from operating leases conducted by Sumitomo Mitsui Finance and Leasing and income related to IT solution services.
Expenses
       Impairment Charges on Financial Assets. Our impairment charges are recorded mainly due to losses relating to loans and advances recorded by banking subsidiaries and impairment charges on investment securities in connection with deteriorating market prices.
       Impairment charges on loans and advances are affected by the economy. During periods of economic slowdown, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. The slowdown in the domestic or global economy may increase credit costs relating to a wide range of industries.
       Declines in market prices for domestic and foreign securities result in our recording impairment charges. We assess at each fiscal year end whether there is any objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instrument below its cost is also considered to be such evidence in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the cost and the current fair value less any impairment charges on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement.
       General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses (salaries and related expenses), depreciation and amortization expenses, and other expenses (premiums for deposit insurance, advertising and marketing expenses, rental and lease expenses and communication expenses).
       Other Expenses. Other expenses consist primarily of cost of operating leases, losses on disposal of property, plant and equipment, impairment losses of property, plant and equipment and costs related to IT solution services.
Unrealized Losses on Securities Investment Portfolio
       Declines in market prices for domestic and foreign securities result in an increase in unrealized losses on available-for-sale securities. Unrealized gains or losses arising from changes in the fair value of these securities are recognized directly in equity, until they are derecognized or impaired. The Nikkei 225 Index decreased by 27.5% to 12,525.54 during the fiscal year ended March 31, 2008, and by another 35.3% to 8,109.53 during the fiscal year ended March 31, 2009. However, the Nikkei 225 Index increased by 36.8% to 11,089.94 during the fiscal year ended March 31, 2010. As of March 31, 2010, we had net unrealized gains on domestic equity securities of ¥1,020,321 million, an increase of ¥484,591 million from ¥535,730 million as of March 31, 2009. For more information, see “Item 5.A. Operating Results—Investment Securities”.
Strengthening of Equity Capital
       In response to more stringent regulatory capital requirements, we have been taking a proactive approach to manage our risk-weighted capital ratio by focusing on increasing our qualifying capital, including through measures such as the global common stock offering, and identifying and controlling our risk-weighted assets. As a result of global offerings of common stock completed in July 2009 and February 2010, we increased our equity in our consolidated statement of financial position by ¥1,836 billion. In September and October 2009 we issued into the domestic market ¥388 billion of preferred securities via a consolidated subsidiary, the proceeds of which were used to improve our capital. In addition, on February 8, 2010, we announced the successful completion of cash tender offers whereby we repurchased the majority of the outstanding series of certain non-cumulative perpetual preferred securities and the Bank purchased the majority of the outstanding series of our fixed to floating rate perpetual subordinated bonds. The successful tender offers reduced our interest and dividend payment obligations with respect to those securities, and together with associated gains, have improved the quantity and quality of our capital.
       We have also been managing our regulatory capital ratios by focusing on controlling our risk-weighted assets. As part of this effort, we have increased our emphasis on identifying risks by introducing more sophisticated risk management systems, including an advanced measurement approach to operational risk, as of the end of March 2008, and adopted an advanced internal ratings-based approach to credit risk as of the end of March 2009. While our risk-weighted assets increased in the fiscal year ended March 31, 2008, due mainly to our increase in overseas lending aimed at strengthening targeted business areas, in the fiscal year ended March 31, 2009, the implementation of the advanced internal ratings-based approach as well as the issuance of preferred securities and the increase of retained earnings, enabled us to increase our Tier I ratio. In addition, in the fiscal year ended March 31, 2010, we further increased our Tier I ratio through common equity offerings, while our risk-weighted assets were largely unchanged compared with the previous fiscal year, reflecting weak demand from domestic corporate customers.
       Our approach to risk-weighted assets involves both balancing risks and potential returns and identifying and classifying risks across our operations. For risk-weighted assets, we are endeavoring to secure what we believe are appropriate returns for various levels of risk. We are simultaneously strengthening our management of exposure to overseas credit risk and enhancing our cross-sectional risk review process to enable us to better identify specific market, liquidity, credit and operational risk in the current uncertain economic environment. Through these initiatives, we aim to conservatively manage the level of our risk-weighted assets while increasing our profitability.
       In our three year medium-term management plan started from April 2007, we had targeted a Tier I ratio of 8% but in response to the shifts in the business environment for banks as a result of increasingly stringent regulatory capital requirements, including the Basel Committee proposals announced in December 2009, we have revised our goal to that of aiming to maintain our consolidated Tier I ratio above 10%. We are striving to create a foundation for long-term growth through the combination of this enhanced capital base and the continued pursuit of efficiency in our operations.
       We adopted the foundation IRB approach for credit risk and the basic indicator approach (BIA) for operational risk at March 31, 2007 when Basel II was implemented. We have been trying to upgrade our risk management systems and adopted AMA to operational risk from March 31, 2008, and the advanced IRB approach for credit risk from March 31, 2009.
       The business environment of financial institutions is changing radically as regulators discuss the global reform of financial regulations in order to prevent another financial crisis. A development of the global framework for strengthening the capital ratios is seen in announcements such as “Enhancements to the Basel II framework” in July 2009, and “Strengthening the resilience of the banking sector” in December 2009. We will proactively implement initiatives to secure a resilient capital base and reinforce our business portfolio to achieve sustainable growth, in order to remain competitive under new regulatory and competitive environments and for early capture of growth opportunities. By the fiscal year ending March 31, 2013 when the new standard is deem to be fully implemented, we aim to maintain over 10% of consolidated Tier I ratio while taking measures to further strengthen the capital base through stable accumulation of profit and reduce risks to our capital posed by volatility in equity holdings.
Foreign Currency Fluctuations
       The average exchange rate used to convert dollars to yen in the consolidated financial statements contained in this registration statement for the fiscal year ended March 31, 2010 was ¥92.90 per $1.00, compared to the prior fiscal year’s average exchange rate of ¥100.68 per $1.00. We earned 14% of our revenue from our foreign operations for the fiscal years ended March 31, 2010 and March 31, 2009. For more information, please see “Item 4.B. Business Overview—Revenues by Region”.

Critical Accounting Estimates and Judgments
       Our financial position and operating results are influenced by estimates and judgments that management employs in the course of preparation of our consolidated financial statements. We identified the following areas of significant accounting policies to be particularly sensitive in terms of estimates and judgments made by management. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable.
Allowance for Loan Losses
       Allowance for loan losses represents management’s estimate of the losses incurred in the loan portfolios at the end of each reporting period. Management exercises judgments in making assumptions and estimations when calculating the allowance for loan losses on both individually and collectively assessed loans.
       The allowance for loan losses for individually significant impaired loans is estimated by management based on the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and realizable value of any collateral held. The allowance for loan losses is the difference between the carrying amount of a loan and the discounted present value of expected future cash flows that are estimated by management. The actual future cash flows may differ from the estimates by management and consequently may cause actual loan losses to differ from the reported allowance for loan losses.
       The allowance for loan losses for the remaining loans is collectively calculated based on the historical loss experience for loans which have similar credit risk characteristics to those in the current loan portfolio using statistical methods. These statistical methods are subject to estimation uncertainty. In normal circumstances, the use of statistical methods evidenced by historical information provides the most objective methodology in assessing inherent losses on loans with similar credit risk characteristics. However, in certain circumstances, the use of historical loss experience alone may not be representative of current loss experiences and as a result it may provide less relevant information about the loss incurred in a given portfolio at the end of the reporting period, particularly in a situation where there have been changes in economic conditions. In these circumstances, we make judgment to update the historical loss experience based on the most recent loss information, taking into account, among others, the effect of the current economic environment.
       Additionally, we recognize the allowance for loan losses when it is probable that a loss has been incurred but not yet reported to us. To assess the losses on the loan portfolios where loss events have occurred but not yet been reported, management develops assumptions and methodologies.
       Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥215,886 million and ¥849,495 million for the fiscal years ended March 31, 2010 and 2009, respectively.
Fair Value of Financial Instruments
       Some of our financial instruments are measured at fair value with changes in fair value recognized in profit or loss, such as trading assets and liabilities, financial assets at fair value through profit or loss, and derivative financial instruments. Available-for-sale financial assets are also measured at fair value with changes in fair value reported in a separate component of equity as other comprehensive income.
       The fair value of a financial instrument is the amount for which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Our financial assets and liabilities measured at fair value are mostly valued based on observable market data that are readily available in active markets, or using valuation techniques that incorporate inputs, other than quoted market prices, that are observable either directly or indirectly in the market, including dealers’ quotes. We principally use valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data. However, for certain financial assets and liabilities, the fair values are measured by using valuation techniques with significant unobservable inputs. In such cases, significant management estimates are made, resulting in a less objective measurement of fair value.
       The risk management departments in each subsidiary also regularly review significant valuation methodologies and recalibrate model parameters and inputs, both observable and unobservable, in an effort to ensure an appropriate estimation of fair value has been made. Where significant management judgments are required in valuation, we establish a valuation control framework to validate the valuation models and fair values calculated based on such valuation models. Under the framework, the accounting department is responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with the relevant accounting standards.
       If there are significant unobservable inputs used in the valuation technique as of the trade date or when financial assets and liabilities are not recognized at their respective transaction prices, any profit or loss on the trade date is deferred. Management judgment is required to determine whether significant unobservable inputs exist in the valuation technique.
       Upon adoption of the amendment to IFRS 7 “Financial Instruments: Disclosures”, the financial assets and liabilities carried at fair value at March 31, 2010 were categorized under the three levels of the IFRS fair value hierarchy as follows:
•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability , either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
       Management judgment is involved in determining the level of hierarchy to which each financial instrument should be categorized and in periodical assessments of market liquidity for inputs and price transparency.
       In addition to the fair value hierarchy disclosure, we provide a sensitivity analysis of the impact on the level 3 financial instruments of using reasonably possible alternatives for the unobservable parameters in Note 44 “Fair Value of Financial Assets and Liabilities” to our consolidated financial statements. The determination of reasonably possible alternatives requires significant management judgment.
       The financial assets measured at fair value categorized in level 3 were ¥1,037,825 million and ¥1,005,092 million at March 31, 2010 and 2009, respectively. The financial liabilities measured at fair value categorized in level 3 were ¥7,387 million and ¥159,148 million at March 31, 2010 and 2009, respectively.
Impairment of Available-for-sale Financial Assets
       Available-for-sale financial assets are measured at fair value with changes in fair value reported in a component of equity until the financial assets are either derecognized or become impaired. If there is objective evidence of impairment as a result of loss events which have an impact on the estimated future cash flows of the financial assets that can be reliably estimated, the cumulative loss previously recognized in equity is removed and recognized in profit or loss as an impairment charge.
       We exercise judgment in determining whether there is objective evidence of occurrence of loss events which result in a decrease in estimated future cash flows. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, we also consider whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.
       Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

       Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. The gain in the fair value of available-for-sale financial assets for the fiscal year ended March 31, 2010 was ¥616,762 million and the loss in the fair value of available for-sale financial assets for the fiscal year ended March 31, 2009 was ¥1,134,743 million. Impairment charges on available-for-sale financial assets reclassified from equity to profit or loss totaled ¥42,755 million and ¥391,215 million for the fiscal years ended March 31, 2010 and 2009, respectively.
Impairment of Goodwill
       Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that it may be impaired. The first step of the impairment test is identifying the cash-generating units, or CGUs, which represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to the CGUs, considering how the goodwill is recognized and other relevant factors.
       In the impairment test, the carrying amount of the CGU to which goodwill is allocated is compared against its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Such recoverable amounts are determined based on significant management judgments and assumptions.
       We determine the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual past performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond management’s control, and therefore significant management judgments are made to determine these assumptions.
       These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and time. Changes in management judgments may result in different impairment test results and different impairment losses recognized. For the fiscal years ended March 31, 2010 and 2009, impairment losses on goodwill totaled ¥3,918 million and ¥10,141 million, respectively.
Retirement Benefits
       We have defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. While we believe that these assumptions are appropriate, any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2010 and 2009 were ¥142,359 million and ¥243,364 million, respectively.
       The difference between the fair value of the plans assets and the present value of the defined benefit obligation at the end of the reporting period, adjusted for any cumulative unrecognized actuarial gains and losses and past service costs for each plan, is recognized as liabilities and assets in the consolidated statement of financial position. (When this calculation for each plan results in a benefit to us, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to us, if it is realizable during the life of the plan or on settlement of the plan obligation.) Our cumulative deficit at March 31, 2010 and 2009 was ¥108,710 million and ¥236,420 million, respectively, while the net total of assets and liabilities in the consolidated statement of financial position amounted to net assets of ¥33,077 million and ¥7,075 million at March 31, 2010 and 2009, respectively.
Deferred Tax Assets
       We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While we carefully assess the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥1,097,351 million, ¥1,686,251 million, and ¥1,208,550 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
Special Purpose Entities
       In the ordinary course of business, we are involved in a number of transactions using vehicles which may be deemed as special purpose entities, or SPEs, in areas including the securitization of financial assets.
       We consolidate SPEs, if our control is considered substantive in respect to the SPEs as required by IFRS. In assessing and determining whether we control SPEs, judgment is made to determine whether (a) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operations, (b) we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or we have delegated these decision-making powers by setting up an autopilot mechanism, (c) we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE, or (d) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities. In many instances, the indicators of control of an SPE are clear in which case less management judgment is required. In some cases, however, several different indicators of control that would support different conclusions may exist, in which case more management judgment is required to form an overall conclusion on control.
First-time Adoption of IFRS
       Until the fiscal year ended March 31, 2009, we prepared our consolidated financial statements solely in accordance with Japanese GAAP. From the fiscal year ended March 31, 2010 we have begun to additionally prepare our consolidated financial statements in accordance with IFRS.
       The accounting policies set out in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements have been applied in preparing the consolidated financial statements for the fiscal year ended March 31, 2010, the comparative information presented in these financial statements for the fiscal year ended March 31, 2009 and in the preparation of an opening IFRS statement of financial position at April 1, 2008, our date of transition to IFRS.
       We followed the provisions of IFRS 1 in preparing our opening IFRS statement of financial position at the date of transition, April 1, 2008. Certain accounting policies used for the opening statement of our financial position differed from those used in the Japanese GAAP balance sheet at March 31, 2008. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) at April 1, 2008.
       We were required to apply IFRS retrospectively. There were some mandatory exceptions required and some voluntary exemptions permitted by IFRS 1. For additional information regarding our first-time adoption decisions regarding these exemptions, see Note 51 “Reconciliation of IFRS Comparables from Previous GAAP” to our consolidated financial statements.

Early Adopted Accounting Pronouncements
       Amendment to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopter”: Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters (Amendment to IFRS 1), issued in January 2010, added paragraph E3. This amendment is effective for annual periods beginning on or after July 1, 2010, but earlier application is permitted. We have early adopted this amendment and therefore does not present the comparative information required by IFRS 7.
       Improvements to IFRS (2009) - Amendment to IFRS 8 Operating Segments; Disclosure. For periods prior to January 1, 2010, a measure of total segment assets was required to be disclosed for all segments regardless of whether those measures were reviewed by the chief operating decision maker. In December 2007, the IASB concluded that IFRS 8 should be changed to state that a measure of segment assets should only be disclosed when such information is provided to the chief operating decision maker. This change was included as part of the IASB’s 2009 annual improvement project issued in April 2009. This amendment is effective for periods beginning on or after January 1, 2010 with early adoption permitted. We have early adopted this amendment not to present asset information for each segment as we do not report such information to the management.
Recent Accounting Pronouncements
       We are currently assessing the impact of the following standards, amendments, and interpretations that are not yet effective and have not been early adopted:
       IFRS 3 (revised) “Business Combinations” (“IFRS 3 R”) and IAS 27 (revised) “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. The main changes under IFRS 3 R include: (a) acquisition-related costs are recognized as expenses as incurred; (b) equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained and any gain or loss is recognized in profit or loss; (c) changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between owners and reported in equity; and (d) an option is available, on a transaction-by-transaction basis, to measure any non-controlling interests in the equity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired. IAS 27 R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. It also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. IFRS 3 R and IAS 27 R are effective for annual periods beginning on or after July 1, 2009 and they will be applied prospectively. The impact of the adoption of IFRS 3 R and IAS 27 R will depend on the scale of future acquisitions and disposals of subsidiaries. We are currently evaluating the potential impact that the adoption of the revised standards will have on our consolidated financial statements for an acquisition discussed in Note 48 “Acquisitions” to our consolidated financial statements.
       IFRS 9 “Financial Instruments”. The standard introduces new requirements for classifying and measuring financial assets. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. Investments in equity instruments in respect of which an entity does not elect to present fair value changes in other comprehensive income are measured at fair value with changes in fair value recognized in profit or loss. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead the hybrid financial instrument is assessed in its entirely as to whether it should be measured at fair value or amortized cost. The standard is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the potential impact that the adoption of the standard will have on our consolidated financial statements.

       IAS 39 (amendment) “Financial Instruments: Recognition and Measurement - Eligible Hedged Items”. The amendments introduce additional application guidance in the context of hedge accounting regarding the designation of inflation in a financial hedged item and the designation in a hedged item of a one-side risk. The amendments are effective for annual periods beginning on or after July 1, 2009 and are not expected to have a material impact on our consolidated financial statements.
       IFRS 2 (amendment) “Share-based Payment – Group Cash-settled Share-based Payments”. The amendments require that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services, no matter which entity in the group settles the transaction and no matter whether the transaction is settled in shares or cash. The amendments are effective for annual periods beginning on or after January 1, 2010 and are not expected to have a material impact on our consolidated financial statements.
       IAS 32 (amendment) “Financial Instruments: Presentation on Classification of Rights Issues”. The amendments require a financial instrument that gives the holder the right to acquire a fixed number of the entity’s instruments for a fixed amount of any currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendments are effective for annual periods beginning on or after February 1, 2010 and are not expected to have a material impact on our consolidated financial statements.
       IAS 24 (amendment) “Related Party Disclosures”. The amendments provide a partial exemption from the related party disclosure requirement for government-related entities, clarify the definition of a related party, and include an explicit requirement to disclose commitments involving related parties. The amendments are effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on our consolidated financial statements.
       IFRIC 14 (amendment) “Pre-payments of a Minimum Funding Requirement”. The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognized as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on our consolidated financial statements.
       IFRIC 17 “Distributions of Non-cash Assets to Owners”. The Interpretation deals with the recognition and measurements of dividends payable and also addresses the question of how to account for any difference between carrying amount of the assets distributed and the carrying amount of the dividend payable. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on our consolidated financial statements.
       IFRIC 18 “Transfer of Assets from Customers”. The Interpretation clarifies the accounting for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on our consolidated financial statements.
       IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The Interpretation requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value with the difference between the fair value of the instrument issued and the carrying value of the liability extinguished being recognized in profit or loss. The Interpretation is effective for annual periods beginning on or after July 1, 2010 and is not expected to have a material impact on our consolidated financial statements.
       Improvements to IFRS (2008). The improvements amend twenty IFRS standards and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. The amendments are already effective for us, except for the amendment to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The amendment to IFRS 5 is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on our consolidated financial statements.

       Improvements to IFRS (2009). The improvements amend twelve IFRS standards and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. The amendments are largely clarifications of existing requirements and guidance, and several of the amendments could result in changes to existing practice. The amendments are effective for annual periods beginning on or after January 1, 2010 and are not expected to have a material impact on our consolidated financial statements. The amendment to IFRS 8 has been early adopted by us.
       Improvements to IFRS (2010). The improvements amend seven IFRS standards and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. Key amendments include: IFRS 3/IAS 27 - clarification of transition requirements, measurement of non-controlling interests, unreplaced and voluntarily replaced share-based payment awards that are part of a business combination; IFRS 7 - clarifications related to the disclosure of financial instruments; and IAS 1 - clarification of content of statement of changes in equity. The amendments are generally effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on our consolidated financial statements.
       5.A. OPERATING RESULTS
       Our net profit increased by ¥728,717 million from a net loss of ¥82,024 million for the fiscal year ended March 31, 2009 to ¥646,693 million for the fiscal year ended March 31, 2010 due mainly to a decrease in impairment charges on financial assets, a general improvement of our corporate customers’ financial conditions in the healthier domestic economy resulting from economic stimulus measures by the Government of Japan and an improvement in the domestic and overseas stock markets reflecting a general expectation of economic recovery.
       Our deposits increased by ¥2,466,739 million from ¥83,231,234 million at March 31, 2009 to ¥85,697,973 million at March 31, 2010. Our loans and advances decreased by ¥3,035,166 million from March 31, 2009 to ¥71,634,128 million at March 31, 2010, which is substantially similar to the level at April 1, 2008 although we made efforts to ensure the smooth flow of funds to borrowers. Our total assets increased by ¥3,658,053 million from March 31, 2009 to ¥122,992,929 million at March 31, 2010 which is an increase of ¥12,456,399 million compared to April 1, 2008.
       Our total equity increased by ¥2,645,655 million from ¥4,916,015 million at March 31, 2009 to ¥7,561,670 million at March 31, 2010, due to the issuance of new shares and increased net profit of ¥646,693 million for the fiscal year ended March 31, 2010. Our risk-weighted consolidated capital ratio was 15.02% at March 31, 2010.
Operating Results
       Total operating income increased by ¥353,458 million, or 15%, from ¥2,411,095 million in the fiscal year ended March 31, 2009 to ¥2,764,553 million in the fiscal year ended March 31, 2010. The principal reason for this increase was a significant increase in net trading income and net income from financial assets at fair value through profit or loss of ¥289,362 million due to an improvement of domestic and foreign financial markets. This was partially offset by the Bank’s net interest income which decreased due to a decline in market interest rates. The increase is also the result of an increase in net fee and commission income of ¥74,358 million due to the acquisition of Nikko Cordial Securities, which is a wholly-owned subsidiary of the Bank, and an increase in the Bank’s commissions for investment trusts.
       Net operating income, after deducting impairment charges of financial assets, improved by ¥1,335,527 million from ¥1,170,385 million for the fiscal year ended March 31, 2009 to ¥2,505,912 million for the fiscal year ended March 31, 2010. The main driver of this increase was a decrease in impairment charges on financial assets due to the improved performance of borrowers as a result of recovering economic conditions in the domestic and overseas markets and government economic stimulus measures, as well as the recovering global stock markets.
       The net profit, after deducting general and administrative expenses, share of post-tax loss in associates and joint ventures and income tax expense (benefit), improved from a net loss of ¥82,024 million in the fiscal year ended March 31, 2009 to a net profit of ¥646,693 million in the fiscal year ended March 31, 2010 as a result of the significant increase in net operating income described above.

       The following table presents information as to our income, expenses and net profit (loss) for the fiscal years ended March 31, 2010 and 2009:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions, except per share data)

Interest income	¥1,766,047	¥2,164,048
Interest expense	346,810	676,293

Net interest income	1,419,237	1,487,755

Fee and commission income	650,437	570,603
Fee and commission expense	121,716	116,240

Net fee and commission income	528,721	454,363

Net trading income	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	75,579	(17,951)
Net investment income	178,552	159,511
Other income	232,334	193,119

Total operating income	2,764,553	2,411,095

Impairment charges on financial assets	258,641	1,240,710

Net operating income	2,505,912	1,170,385

General and administrative expenses	1,096,957	992,487
Other expenses	236,760	261,770

Operating expenses	1,333,717	1,254,257

Share of post-tax loss in associates and joint ventures	37,461	54,318

Profit (loss) before tax	1,134,734	(138,190)

Income tax expense (benefit)	488,041	(56,166)

Net profit (loss) for the fiscal year	¥646,693	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥528,692	¥(154,954)
Non-controlling interests	118,001	72,930

Earnings per share:
Basic	¥511.51	¥(214.49)
Diluted	481.59	(259.62)
Net Interest Income
       Interest Income
       Our interest income decreased by ¥398,001 million, or 18%, from ¥2,164,048 million in the fiscal year ended March 31, 2009 to ¥1,766,047 million in the fiscal year ended March 31, 2010. This decrease principally reflected decreases in interest on loans and advances and investment securities. Our interest on loans and advances decreased by ¥340,218 million, or 18%, from ¥1,923,924 million in the fiscal year ended March 31, 2009 to ¥1,583,706 million in the fiscal year ended March 31, 2010, primarily due to a decline in market interest rates. In addition, interest on investment securities decreased by ¥19,879 million, or 12%, to ¥150,857 million in the fiscal year ended March 31, 2010 also primarily as a result of a decline in market interest rates.
       Interest Expense
       Our interest expense decreased by ¥329,483 million, or 49%, from ¥676,293 million in the fiscal year ended March 31, 2009 to ¥346,810 million in the fiscal year ended March 31, 2010, due primarily to a decline in domestic and foreign interest rates. Our interest expense on deposits decreased by ¥206,723 million, or 54%, from ¥380,097 million in the fiscal year ended March 31, 2009 to ¥173,374 million in the fiscal year ended March 31, 2010, due primarily to falling interest rates on ordinary yen deposits in the latter half of the fiscal year ended March 31, 2009 and declines in various deposit yields subject to domestic and foreign market rates.

       The following table shows the average balances of our statements of financial position items and related interest and average interest rates for the fiscal years ended March 31, 2010 and 2009.

	For the fiscal year ended March 31,

	2010			2009

	Average	Interest	Average	Average	Interest	Average
	balance(3)	income	rate	balance(3)	income	rate

	(In millions, except percentages)

Assets:
Interest-earning deposits in other banks:
Domestic offices	¥222,757	¥1,005	0.45%	¥569,321	¥7,409	1.30%
Foreign offices	2,054,195	13,591	0.66%	1,715,303	38,172	2.23%

Total	2,276,952	14,596	0.64%	2,284,624	45,581	2.00%

Call loans and bills bought:
Domestic offices	347,177	2,500	0.72%	401,158	5,404	1.35%
Foreign offices	819,819	4,952	0.60%	635,338	10,797	1.70%

Total	1,166,996	7,452	0.64%	1,036,496	16,201	1.56%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	2,509,461	8,634	0.34%	854,797	5,664	0.66%
Foreign offices	24,899	802	3.22%	136,182	1,942	1.43%

Total	2,534,360	9,436	0.37%	990,979	7,606	0.77%

Held-to-maturity investments(1):
Domestic offices	2,830,378	28,784	1.02%	1,601,687	17,138	1.07%

Total	2,830,378	28,784	1.02%	1,601,687	17,138	1.07%

Available-for-sale financial assets(1):
Domestic offices	13,561,413	104,254	0.77%	11,575,425	122,548	1.06%
Foreign offices	1,120,526	17,819	1.59%	1,037,788	31,050	2.99%

Total	14,681,939	122,073	0.83%	12,613,213	153,598	1.22%

Loans and advances(2):
Domestic offices	64,768,749	1,317,068	2.03%	63,451,358	1,424,878	2.25%
Foreign offices	10,451,249	266,638	2.55%	11,611,878	499,046	4.30%

Total	75,219,998	1,583,706	2.11%	75,063,236	1,923,924	2.56%

Total interest-earning assets:
Domestic offices	84,239,935	1,462,245	1.74%	78,453,746	1,583,041	2.02%
Foreign offices	14,470,688	303,802	2.10%	15,136,489	581,007	3.84%

Total	¥98,710,623	¥1,766,047	1.79%	¥93,590,235	¥2,164,048	2.31%

	For the fiscal year ended March 31,

	2010			2009

	Average	Interest	Average	Average	Interest	Average
	balance(3)	expense	rate	balance(3)	expense	rate

	(In millions, except percentages)

Liabilities:
Deposits:
Domestic offices	¥65,150,510	¥119,055	0.18%	¥60,532,595	¥215,634	0.36%
Foreign offices	8,916,248	54,319	0.61%	7,312,931	164,463	2.25%

Total	74,066,758	173,374	0.23%	67,845,526	380,097	0.56%

Call money and bills sold:
Domestic offices	1,857,443	2,855	0.15%	2,727,860	12,528	0.46%
Foreign offices	1,207,668	3,392	0.28%	768,717	10,143	1.32%

Total	3,065,111	6,247	0.20%	3,496,577	22,671	0.65%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	3,472,016	6,843	0.20%	4,618,897	62,029	1.34%
Foreign offices	365,884	703	0.19%	558,910	5,474	0.98%

Total	3,837,900	7,546	0.20%	5,177,807	67,503	1.30%

Borrowings:
Domestic offices	6,066,674	60,837	1.00%	5,692,628	75,665	1.33%
Foreign offices	471,182	18,467	3.92%	530,854	27,249	5.13%

Total	6,537,856	79,304	1.21%	6,223,482	102,914	1.65%

Debt securities in issue:
Domestic offices	4,783,157	67,785	1.42%	4,691,973	75,851	1.62%
Foreign offices	431,283	10,543	2.44%	482,434	24,320	5.04%

Total	5,214,440	78,328	1.50%	5,174,407	100,171	1.94%

Other interest-bearing liabilities:
Domestic offices	83,198	1,977	2.38%	96,403	2,908	3.02%
Foreign offices	4,518	34	0.75%	3,852	29	0.75%

Total	87,716	2,011	2.29%	100,255	2,937	2.93%

Total interest-bearing liabilities:
Domestic offices	81,412,998	259,352	0.32%	78,360,356	444,615	0.57%
Foreign offices	11,396,783	87,458	0.77%	9,657,698	231,678	2.40%

Total	¥92,809,781	¥346,810	0.37%	¥88,018,054	¥676,293	0.77%

Net interest income and interest rate spread		¥1,419,237	1.42%		¥1,487,755	1.54%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances includes impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.

(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.
       Net Interest Income
       Our net interest income decreased by ¥68,518 million, or 5%, from ¥1,487,755 million in the fiscal year ended March 31, 2009 to ¥1,419,237 million in the fiscal year ended March 31, 2010. The decrease in our net interest income was due to a decrease in loan-to-deposit margins in domestic and foreign operations as a result of a decrease in interest income which was offset in part by a decrease in interest expense.
       When the market interest rate declines, although both the lending rates and funding rates also decline, the extent of lowering the funding rates is relatively smaller than the market rate under the current extremely low level of interest rates, and thus net interest income decreases. For example, the short-term prime rate was 1.875% at the end of March 2008, and the rate at the end of March 2009 was 1.475%, with a decline of 0.4%, while the interest rate for deposits declined by only 0.16%, from 0.2% to 0.04%. At the end of March 2010, both rates were at the same level. For further information on the relationship between the market interest rate and interest income, see “—Overview—Factors Affecting Results of Operation”. On an average rate basis, the average rate of loans and advances at domestic offices decreased by 0.22% from 2.25% to 2.03% and the average rate of loans and advances at foreign offices decreased by 1.75% from 4.30% to 2.55%. The average rate for domestic deposits decreased by 0.18% from 0.36% to 0.18% and the average rate for overseas deposits decreased by 1.64% from 2.25% to 0.61%.
       The following table shows changes in the our net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.

	Fiscal year ended March 31, 2010 compared with
	fiscal year ended March 31, 2009
	Increase / (decrease)

	Volume	Rate	Net change

	(In millions)

Interest income:
Interest-earning deposits in other banks:
Domestic offices	¥(3,089)	¥(3,315)	¥(6,404)
Foreign offices	6,379	(30,960)	(24,581)

Total	3,290	(34,275)	(30,985)

Call loans and bills bought:
Domestic offices	(651)	(2,253)	(2,904)
Foreign offices	2,507	(8,352)	(5,845)

Total	1,856	(10,605)	(8,749)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,742	(3,772)	2,970
Foreign offices	(2,373)	1,233	(1,140)

Total	4,369	(2,539)	1,830

Held-to-maturity investments:
Domestic offices	12,535	(889)	11,646

Total	12,535	(889)	11,646

Available-for-sale financial assets:
Domestic offices	18,808	(37,102)	(18,294)
Foreign offices	2,307	(15,538)	(13,231)

Total	21,115	(52,640)	(31,525)

Loans and advances:
Domestic offices	29,080	(136,890)	(107,810)
Foreign offices	(45,879)	(186,529)	(232,408)

Total	(16,799)	(323,419)	(340,218)

Total interest income:
Domestic offices	63,425	(184,221)	(120,796)
Foreign offices	(37,059)	(240,146)	(277,205)

Total	¥26,366	¥(424,367)	¥(398,001)

	Fiscal year ended March 31, 2010 compared with
	fiscal year ended March 31, 2009
	Increase / (decrease)

	Volume	Rate	Net change

	(In millions)

Interest expense:
Deposits:
Domestic offices	¥15,365	¥(111,944)	¥(96,579)
Foreign offices	29,980	(140,124)	(110,144)

Total	45,345	(252,068)	(206,723)

Call money and bills sold:
Domestic offices	(3,135)	(6,538)	(9,673)
Foreign offices	3,875	(10,626)	(6,751)

Total	740	(17,164)	(16,424)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(12,440)	(42,746)	(55,186)
Foreign offices	(1,434)	(3,337)	(4,771)

Total	(13,874)	(46,083)	(59,957)

Borrowings:
Domestic offices	4,714	(19,542)	(14,828)
Foreign offices	(2,830)	(5,952)	(8,782)

Total	1,884	(25,494)	(23,610)

Debt securities in issue:
Domestic offices	1,449	(9,515)	(8,066)
Foreign offices	(2,352)	(11,425)	(13,777)

Total	(903)	(20,940)	(21,843)

Other interest-bearing liabilities:
Domestic offices	(365)	(566)	(931)
Foreign offices	5	—	5

Total	(360)	(566)	(926)

Total interest expense:
Domestic offices	5,588	(190,851)	(185,263)
Foreign offices	27,244	(171,464)	(144,220)

Total	32,832	(362,315)	(329,483)

Net interest income:
Domestic offices	57,837	6,630	64,467
Foreign offices	(64,303)	(68,682)	(132,985)

Total	¥(6,466)	¥(62,052)	¥(68,518)

Net Fee and Commission Income
       Fee and commission income increased by ¥79,834 million, or 14%, from ¥570,603 million in the fiscal year ended March 31, 2009 to ¥650,437 million in the fiscal year ended March 31, 2010. In recent periods, primary sources of fee and commission income are commissions in relation to loan and deposit transactions, and investment trust sales through banking operations as well as fees obtained through our credit card and securities businesses. However, the primary reason for the increase in this period is the effect of the acquisition of Nikko Cordial Securities, which is a wholly-owned subsidiary of the Bank, and an increase in fees on investment trusts in the Bank’s retail business.
       Fee and commission expense was ¥121,716 million for the fiscal year ended March 31, 2010, almost in the same level as ¥116,240 million for the fiscal year ended March 31, 2009. As a result, net fee and commission income increased by ¥74,358 million, or 16%, from ¥454,363 million in the fiscal year ended March 31, 2009 to ¥528,721 million in the fiscal year ended March 31, 2010.
       The following table sets forth a breakdown of our net fee and commission income and expense for the periods shown:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Fee and commission income from:
Loans	¥81,174	¥75,951
Credit card business	143,987	142,499
Guarantees	11,823	14,355
Securities-related business	43,164	17,232
Deposits	15,819	15,338
Remittances and transfers	124,917	131,103
Safe deposits	6,685	6,915
Trust fees	1,779	2,123
Investment trusts	96,258	37,374
Agency	14,763	14,721
Others	110,068	112,992

Total fee and commission income	650,437	570,603

Fee and commission expense from:
Remittances and transfers	31,086	30,418
Guarantees	16,268	12,280
Others	74,362	73,542

Total fee and commission expense	121,716	116,240

Net fee and commission income	¥528,721	¥454,363

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities
       Net trading income and net income from financial assets at fair value through profit or loss significantly improved due to the recovery of fair values of trading assets, derivatives financial instruments and investment securities as a result of the recovery of the credit and stock markets along with general improvement of the domestic and foreign financial environment.
       Net trading income increased by ¥195,832 million from ¥134,298 million for the fiscal year ended March 31, 2009 to ¥330,130 million for the fiscal year ended March 31, 2010 due to a significant increase in trading incomes from foreign exchange, equity and credit. Net income from financial assets at fair value through profit or loss increased by ¥93,530 million from loss of ¥17,951 million for the fiscal year ended March 31, 2009 to income of ¥75,579 million for the fiscal year ended March 31, 2010 due to the recovery in fair values of debt and equity instruments. Also, net investment income increased by ¥19,041 million from ¥159,511 million for the fiscal year ended March 31, 2009 to ¥178,552 million for the fiscal year ended March 31, 2010. This is primarily due to an increase in gains on sales of stocks partially offset by a decrease in dividend income.
       The total of net trading income, net income from financial assets at fair value through profit or loss and net investment income increased by ¥308,403 million from ¥275,858 million in the fiscal year ended March 31, 2009 to ¥584,261 million in the fiscal year ended March 31, 2010 due primarily to an increase in gains on derivatives and foreign exchange-related transactions.

      The following table sets forth our net income from trading and financial assets at fair value through profit or loss and investment securities for the periods shown:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Interest rate	¥106,562	¥178,485
Foreign exchange	104,929	(4,192)
Equity	36,969	(48,305)
Credit	53,203	(44,217)
Others(1)	28,467	52,527

Total net trading income	¥330,130	¥134,298

Net income (loss) from debt instruments	¥65,403	¥(5,845)
Net income (loss) from equity instruments	10,176	(12,106)

Total net income (loss) from financial assets at fair value through profit or loss	¥75,579	¥(17,951)

Net gain from disposal of debt instruments	¥61,541	¥89,956
Net gain (loss) from disposal of equity instruments	58,627	(4,112)
Dividend income	58,384	73,667

Total net investment income	¥178,552	¥159,511

(1)	Others includes the change in fair value of a derivative embedded in the Type 4 preferred stock.
Other Income
       Other income increased by ¥39,215 million, or 20%, from ¥193,119 million in the fiscal year ended March 31, 2009 to ¥232,334 million in the fiscal year ended March 31, 2010. The increase in other income was due primarily to gain from the sale of fixed assets by our subsidiary and a reversal of impairment losses of investments in associates, which was partially offset by the decrease in IT-related revenues on a consolidated basis as a result of sale of 50% of the common stocks of our IT-system subsidiary in January 2009.
       The following table sets forth our other income for the periods shown:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Income from operating leases	¥56,121	¥46,467
Gains on disposal of assets leased	10,344	5,358
Income related to IT solution services	44,319	53,481
Gains on disposal of property, plant and equipment and other intangible assets	17,179	1,314
Reversal of impairment losses of investments in associates and joint ventures	19,832	—
Others	84,539	86,499

Total other income	¥232,334	¥193,119

Impairment Charges on Financial Assets
       Our impairment charges on financial assets consist of losses relating to loans and advances, and investment securities. Impairment charges for loans and advances decreased by ¥633,609 million from ¥849,495 million for the fiscal year ended March 31, 2009 to ¥215,886 million for the fiscal year ended March 31, 2010. The large amount of losses for the fiscal year ended March 31, 2009 was due primarily to a deterioration of our credit portfolio resulting from the rapid global economic downturn. During periods of economic malaise, corporate and individual borrowers are generally more likely to suffer credit rating downgrades, or become delinquent or default on their borrowings. However, Japan’s economy is recovering mainly due to various policy measures taken in Japan and abroad, although there is not yet sufficient momentum to support a self-sustaining recovery in domestic private demand. The recovery in the economy has decreased our credit costs relating to a wide range of industries. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses”.
       Impairment charges on available-for-sale financial assets decreased from ¥391,215 million in the fiscal year ended March 31, 2009 to ¥42,755 million in the fiscal year ended March 31, 2010. The impairment charges on available-for-sale financial assets were mainly from available-for-sale equity instruments, which were ¥376,150 million and ¥42,074 million in the fiscal years ended March 31, 2009 and 2010. In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area taking into consideration the adverse impact of any specific issues including significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we consider a significant or prolonged decline in the fair value of the equity instruments below their cost. Our available-for-sale equity instruments mainly consist of a diversified portfolio of domestic equity securities, as noted in “Item 5.A. Operating Results–Investment Securities”.
       For the fiscal year ended March 31, 2009, the rapid global economic downturn and financial market crisis since September 2008 had an adverse impact on our investments. As many Japanese corporations rely highly on exports, the downturn in the global economy together with the strengthening yen reduced the ability of domestic corporations to generate current and future revenues. These factors, which resulted in the deterioration of the financial condition and hence the external credit ratings as well as our internal ratings of the issuers, together with the significant declines in the individual stock values, resulted in a large impairment charge on available-for-sale equity instruments for the fiscal year ended March 31, 2009.
       However, during the fiscal year ended March 31, 2010, the global economy began showing signs of recovery from the downturn that began in September 2008 as a result of the economic stimulus packages enacted by governments and central banks of major countries, including Japan, in response to the financial crisis. Additionally cost-cutting initiatives were taken by corporations. This was reflected by an increase in corporate earnings and hence an improvement in the financial condition of issuers. Together with positive future expectations on the recovery of the global economy, this led to an improvement in issuers’ credit ratings, both external and internal. These factors together with the resulting recovery of the fair values of our portfolio of domestic equity securities led to the significant decrease in impairment charges on available-for-sale equity instruments for the fiscal year ended March 31, 2010.
       The following table sets forth our impairment charge for the periods shown:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Loans and advances	¥215,886	¥849,495
Available-for-sale financial assets	42,755	391,215

Total impairment charges on financial assets	¥258,641	¥1,240,710

General and Administrative Expenses
       General and administrative expenses increased ¥104,470 million, or 11%, from ¥992,487 million in the fiscal year ended March 31, 2009 to ¥1,096,957 million in the fiscal year ended March 31, 2010, due mainly to Bank’s acquisition of Nikko Cordial Securities.
       The following table sets forth a breakdown of our general and administrative expenses for the periods shown:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Personnel expenses	¥511,075	¥438,266
Depreciation and amortization	107,054	83,260
Rent and lease expenses	77,715	67,839
Building and maintenance expenses	9,176	10,781
Supplies expenses	14,797	17,237
Communication expenses	23,939	20,748
Publicity and advertising expenses	35,315	34,744
Taxes and dues	51,020	52,327
Outsourcing expenses	68,715	65,135
Premiums for deposit insurance	53,799	53,449
Office equipment expenses	22,537	23,536
Others	121,815	125,165

Total general and administrative expenses	¥1,096,957	¥992,487

Other Expenses
       Other expenses decreased by ¥25,010 million, or 10%, from ¥261,770 million in the fiscal year ended March 31, 2009 to ¥236,760 million in the fiscal year ended March 31, 2010, due primarily to a decrease in impairment losses of investments in associates and joint ventures and costs related to IT solution services which was offset by an increase in losses on sale of investments in subsidiaries and associates.
      The following table sets forth our other expenses for the periods shown:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Cost of operating leases	¥30,487	¥26,608
Losses on disposal of assets leased	6,948	3,423
Cost related to IT solution services	95,342	107,360
Losses on disposal of property, plant and equipment and other intangible assets	4,497	11,818
Impairment losses of property, plant and equipment	9,899	6,560
Impairment losses of intangible assets	6,184	10,890
Losses on sale of investments in subsidiaries and associates	9,412	12
Impairment losses of investments in associates and joint ventures	18,134	31,508
Others	55,857	63,591

Total other expenses	¥236,760	¥261,770

Net Profit (Loss) for the Fiscal Year
     Share of post-tax loss in associates and joint venture was ¥37,461 million in the fiscal year ended March 31, 2010, a decrease of ¥16,857 million, from ¥54,318 million in the fiscal year ended March 31, 2009 due mainly to the improved performance of Daiwa Securities SMBC.

       Income tax expense increased by ¥544,207 million from a benefit of ¥56,166 million in the fiscal year ended March 31, 2009 to an expense of ¥488,041 million in the fiscal year ended March 31, 2010 due mainly to an increase of profit before tax.
       As a result, we recorded net profit of ¥646,693 million in the fiscal year ended March 31, 2010 as compared to net loss of ¥82,024 million for the fiscal year ended March 31, 2009. Profit attributable to shareholders of SMFG excluding non-controlling interests was net profit of ¥528,692 million in the fiscal year ended March 31, 2010, an increase of ¥683,646 million, from net loss of ¥154,954 million in the fiscal year ended March 31, 2009.
Total Comprehensive Income (Loss)
       Total comprehensive income (loss) increased by ¥1,715,406 million, from comprehensive loss of ¥754,224 million in the fiscal year ended March 31, 2009 to comprehensive income of ¥961,182 million in the fiscal year ended March 31, 2010. Other comprehensive loss for the fiscal year ended March 31, 2009 amounted to ¥672,200 million due mainly to unrealized losses on available-for-sale financial assets arising from declines in market prices for domestic securities and to losses from exchange differences on translating foreign operations, arising from the appreciation of the yen. Other comprehensive income for the fiscal year ended March 31, 2010 amounted to ¥314,489 million due mainly to unrealized gains on available-for-sale financial assets arising from a rise in market prices for domestic securities.
Business Segment Analysis
       Our business segment information is based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP. In addition to the Bank, which accounts for a major portion of our total assets and revenue, Sumitomo Mitsui Card in the credit card business, Sumitomo Mitsui Finance and Leasing in the leasing business, Nikko Cordial Securities and SMBC Friend Securities in the securities business and others, as our main subsidiaries, are covered in such business segment information. Since the Bank has a significant impact on our overall performance, it is divided into five business units by customer market. Organizational charts of SMFG and the Bank are provided in “Item 4.C Organizational Structure”. Figures reported to management are prepared under Japanese GAAP. Consequently, the segment information does not agree to figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 to our consolidated financial statements “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements”.
Segmental Results of Operation

	For the fiscal year ended March 31, 2010

	Commercial Banking								Securities			Leasing		Credit Card		Others	Total

	SMBC							Total(4)			Total(4)		Total(4)		Total(4)

		Middle										Sumitomo
	Consumer	Market	Corporate	Interna-					Nikko	SMBC		Mitsui		Sumitomo
	Banking	Banking	Banking	tional	Treasury		SMBC		Cordial	Friend		Finance &		Mitsui
	Unit	Unit	Unit	Banking Unit	Unit	Others	Total		Securities	Securities		Leasing		Card

	(In billions)

Gross profit(1)	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥183.4	¥19.2	¥2,142.8
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9	(1.4)	0.6	(0.2)	59.8	64.5	27.5	29.3	9.9	1,285.4
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4	101.9	66.6	161.6	37.4	45.0	156.1	154.1	9.3	857.4
General and administrative expenses(1)	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	(137.9)	6.5	(1,099.9)
Other profit(2)	—	—	—	—	—	—	—	(132.8)	—	—	13.7	(24.8)	(27.5)	(23.5)	(40.4)	(23.6)	(210.6)

Consolidated net business profit(3)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥5.1	¥2.1	¥832.3

	For the fiscal year ended March 31, 2009

	Commercial Banking								Securities			Leasing		Credit Card		Others	Total

	SMBC							Total(4)			Total(4)		Total(4)		Total(4)

		Middle										Sumitomo
	Consumer	Market	Corporate	Interna-					Nikko	SMBC		Mitsui		Sumitomo
	Banking	Banking	Banking	tional	Treasury		SMBC		Cordial	Friend		Finance &		Mitsui
	Unit	Unit	Unit	Banking Unit	Unit	Others	Total		Securities	Securities		Leasing		Card

	(In billions)

Gross profit(1)	¥429.4	¥539.8	¥196.7	¥175.0	¥246.8	¥(62.8)	¥1,524.9	¥1,719.9	¥—	¥42.8	¥45.5	¥91.9	¥100.5	¥180.2	¥219.3	¥(2.2)	¥2,083.0
Net interest income	396.3	338.3	121.5	104.0	123.4	(65.1)	1,018.4	1,158.5	—	1.2	1.5	57.2	60.8	29.5	35.1	(3.9)	1,252.0
Net non-interest income	33.1	201.5	75.2	71.0	123.4	2.3	506.5	561.4	—	41.6	44.0	34.7	39.7	150.7	184.2	1.7	831.0
General and administrative expenses(1)	(290.7)	(222.7)	(31.5)	(64.8)	(17.9)	(73.9)	(701.5)	(813.8)	—	(40.4)	(40.9)	(29.5)	(41.7)	(137.3)	(172.9)	28.5	(1,040.8)
Other profit(2)	—	—	—	—	—	—	—	(147.6)	—	(0.1)	(67.8)	(25.9)	(32.9)	(20.6)	(30.7)	(34.5)	(313.5)

Consolidated net business profit(3)(5)	¥138.7	¥317.1	¥165.2	¥110.2	¥228.9	¥(136.7)	¥823.4	¥758.5	¥—	¥2.3	¥(63.2)	¥36.5	¥25.9	¥22.3	¥15.7	¥(8.2)	¥728.7

(1)	Gross profit, and general and administrative expenses: The Commercial Banking segment includes subsidiaries such as the Bank, SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank. The Securities segment includes subsidiaries such as Nikko Cordial Securities (for the latter half of fiscal year ended March 31, 2010) and SMBC Friend Securities. The Leasing segment includes subsidiaries such as Sumitomo Mitsui Finance and Leasing. The Credit Card segment includes subsidiaries such as Sumitomo Mitsui Card.

(2)	Other profits includes non-operating profits and losses of subsidiaries other than the Bank, ordinary profit of equity-method associates taking into account the shareholding ratio.

(3)	Consolidated net business profit = the Bank’s business profit on a non-consolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * equity ratio) - internal transactions (such as dividends) under Japanese GAAP. “Equity ratio” represents our interest to the ordinary profit from the equity-method associates.

(4)	Total under each business segment includes the aggregation of the results from the operating units that were not identified as reportable segments.

(5)	The SMFG Group’s total credit cost for the fiscal years ended March 31, 2010 and 2009 were ¥473.0 billion and ¥767.8 billion, of which ¥395.1 billion and ¥695.6 billion were for Commercial Banking, ¥0.03 billion and ¥0.07 billion were for Securities, ¥27.4 billion and ¥26.8 billion were for Leasing, and ¥26.1 billion and ¥33.6 billion were for Credit Card, respectively. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in Note 4 “Segment Analysis” to our consolidated financial statements.

(1)	Commercial banking others include the Bank’s others and subsidiaries, such as SMBC Europe, SMBC (China), Kansai Urban Banking Corporation and The Minato Bank.
Commercial Banking
       Our consolidated business profit from our Commercial Banking segment decreased from ¥759 billion for the fiscal year ended March 31, 2009 by ¥26 billion to ¥733 billion for the fiscal year ended March 31, 2010 due to a decrease in business profit of the Bank, which accounts for the substantial portion of our Commercial Banking segment. Because the Bank has a significant impact on our performance, its performance is reported to management in more detail. The performance of each of the Bank’s five business units is broken down further into customer market segments for management review. In addition to its five business units, the Bank also has several cross-sectional units and departments. The revenues and expenses of these units and departments are in principal allocated to each business unit.
       The Bank’s Consumer Banking Unit
       Gross profit from the Bank’s Consumer Banking Unit decreased by ¥37 billion from ¥429 billion for the fiscal year ended March 31, 2009 to ¥392 billion for the fiscal year ended March 31, 2010 due to a decrease in net interest income reflecting mainly a decline in the market interest rate and average loan-to-deposit interest spread.
       Net business profit from the Bank’s Consumer Banking Unit decreased by ¥36 billion from ¥139 billion for the fiscal year ended March 31, 2009 to ¥103 billion for the fiscal year ended March 31, 2010 due to the decrease in gross profit noted above.
       The Bank’s Middle Market Banking Unit
       Gross profit from the Bank’s Middle Market Banking Unit decreased by ¥67 billion from ¥540 billion for the fiscal year ended March 31, 2009 to ¥473 billion for the fiscal year ended March 31, 2010 due to a decrease in loan balance, decreases in both net interest income and net non-interest income reflecting a severe economic environment for SMEs, and an additional decline in average loan-to-deposit interest spread. The decrease in gross profit was the primary reason for the decrease in net business profit from the Bank’s Middle Market Banking Unit, which decreased by ¥63 billion from ¥317 billion for the fiscal year ended March 31, 2009 to ¥254 billion for the fiscal year ended March 31, 2010.
       The Bank’s Corporate Banking Unit
       Net business profit from the Bank’s Corporate Banking Unit showed limited change from ¥165 billion for the fiscal year ended March 31, 2009 to ¥164 billion for the fiscal year ended March 31, 2010. Gross profit remained the same at ¥197 billion for the fiscal years ended March 31, 2010 and 2009. Interest income from loans and advances increased due to an increase in average balance at the height of the financial crisis resulting from a shift from direct to indirect financing, while this was offset by the decrease of dividends from strategic equity investment.
       The Bank’s International Banking Unit
       Net business profit from the Bank’s International Banking Unit was ¥115 billion for the fiscal year ended March 31, 2010, a ¥5 billion change from ¥110 billion for the fiscal year ended March 31, 2009 due to the decrease of expenses reflecting strong yen and the transfer of China operations to SMBC (China) from April 2009. Gross profit from the Bank’s International Banking Unit decreased by ¥6 billion from ¥175 billion for the fiscal year ended March 31, 2009 to ¥169 billion for the fiscal year ended March 31, 2010 due mainly to a decrease in net non-interest income.
       The Bank’s Treasury Unit
       Gross profit from the Bank’s Treasury Unit increased by ¥26 billion from ¥247 billion for the fiscal year ended March 31, 2009 to ¥273 billion for the fiscal year ended March 31, 2010 due mainly to an increase in net interest income mainly from its banking operations which was offset in part by its trading activities.
       Net business profit from the Bank’s Treasury Unit increased by ¥28 billion from ¥229 billion for the fiscal year ended March 31, 2009 to ¥257 billion for the fiscal year ended March 31, 2010 due to the increase in gross profit described above.
       The Bank’s Others
       The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. It mainly consists of administrative costs related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in Bank’s Others are those related to the Corporate Staff Units including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to any of the five business units.
Securities
       Consolidated net business profit in our Securities segment increased by ¥114 billion from a loss of ¥63 billion for the fiscal year ended March 31, 2009 to ¥51 billion for the fiscal year ended March 31, 2010. Net business profit in our Securities segment increased significantly due to the acquisition of Nikko Cordial Securities and an increase in SMBC Friend Securities’ revenue. Also, other profit increased significantly due to improved performance of Daiwa Securities SMBC.
Leasing
       Consolidated net business profit in our Leasing segment increased by ¥15 billion from ¥26 billion for the fiscal year ended March 31, 2009, to ¥41 billion for the fiscal year ended March 31, 2010 due mainly to an increase of revenue from Sumitomo Mitsui Finance and Leasing.
Credit Card
       Consolidated net business profit in our Credit Card segment decreased by ¥11 billion from ¥16 billion for the fiscal year ended March 31, 2009 to ¥5 billion for the fiscal year ended March 31, 2010 due mainly to deterioration in Cedyna’s performance. Gross profit, and general and administrative expenses decreased mainly because under Japanese GAAP, QUOQ changed from being our subsidiary to being our equity-method associate as part of our strategic reorganization during the fiscal year ended March 31, 2010.
SMFG’s Others
       SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Credit Card segments, and the Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute, ORIX Credit, Promise and At-Loan. It also includes internal transactions between our Group companies which were eliminated in our consolidated financial statements.
Financial Condition
Assets
       As of March 31, 2010, we had total assets of ¥122,992,929 million, an increase of ¥3,658,053 million, or 3%, as compared to total assets as of March 31, 2009. The increase was due primarily to an increase in reverse repurchase agreements and cash collateral on securities borrowed and trading assets as a result of acquisition of Nikko Cordial Securities, which is offset in part by a decrease in loans and advances of the Bank’s subsidiaries.
       As of March 31, 2009, we had total assets of ¥119,334,876 million, an increase of ¥8,798,346 million, or 8%, as compared to total assets of ¥110,536,530 million as of April 1, 2008. The increase was due primarily to an increase in Japanese government bonds included in investment securities and corporate lending included in loans and advances.
       Our assets as of March 31, 2010 and 2009 and April 1, 2008 were as follows:

	At March 31,		At April 1,

	2010	2009	2008

		(In millions)

Asset:
Cash and deposits with banks	¥6,239,398	¥5,044,744	¥4,948,469
Call loans and bills bought	1,127,035	973,772	735,139
Reverse repurchase agreements and cash collateral on securities borrowed	5,697,669	2,009,141	2,478,762
Trading assets	3,258,779	1,070,386	1,534,380
Derivative financial instruments	5,061,542	6,062,870	4,774,071
Financial assets at fair value through profit or loss	2,092,383	2,063,790	2,086,612
Investment securities	23,152,188	22,929,529	17,992,484
Loans and advances	71,634,128	74,669,294	71,984,280
Investments in associates and joint ventures	289,141	407,835	457,394
Property, plant and equipment	993,171	903,956	861,692
Intangible assets	710,235	357,851	329,204
Other assets	1,574,769	1,078,151	1,084,218
Current tax assets	40,362	50,349	28,481
Deferred tax assets	1,122,129	1,713,208	1,241,344

Total assets	¥122,992,929	¥119,334,876	¥110,536,530

Loans and Advances
       Our main operating activity is in the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.
       As of March 31, 2010, our loans and advances were ¥71,634,128 million, or 58% of total assets, representing a decrease of ¥3,035,166 million, or 4%, from March 31, 2009. This decrease resulted from a decrease primarily by the Bank in loans to mid-sized companies and SMEs due to limited demand for funding in Japan and restrained asset management overseas, including in the United States and Europe.
       Domestic
       Through the Bank and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to our domestic customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net as of the dates indicated:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Domestic:
Manufacturing	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	162,879	163,647	259,803
Construction	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,552,637	6,201,520	6,350,694
Finance and insurance	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	8,751,450	9,264,523	9,393,149
Services	4,644,737	4,947,995	5,141,719
Municipalities	1,346,611	1,274,196	1,086,548
Lease financing	2,320,651	2,562,727	2,658,423
Consumer(1)	17,544,284	16,377,870	15,733,316
Others	5,137,721	5,446,206	5,077,704

Total domestic	¥62,333,675	¥64,011,943	¥61,899,616

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
       Foreign
       The following table shows the outstanding loans and advances to our foreign customers whose domicile is not in Japan before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net as of the dates indicated, classified by industry:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Foreign:
Public sector	¥147,115	¥82,598	¥115,942
Financial institutions	2,031,812	1,812,218	1,897,715
Commerce and industry	8,161,198	9,282,120	8,283,544
Lease financing	205,547	239,728	227,508
Others	442,225	1,017,223	830,568

Total foreign	¥10,987,897	¥12,433,887	¥11,355,277

Allowance for Loan Losses
       As indicated above, our statement of financial position reflects the allowance for loan losses, which are incurred primarily in the Bank.
       The allowance for loan losses decreased by ¥66,075 million, or 4%, from ¥1,599,630 million in the fiscal year ended March 31, 2009 to ¥1,533,555 million in the fiscal year ended March 31, 2010. We recorded a provision for loan losses of ¥215,886 million for the fiscal year ended March 31, 2010 which is an improvement from ¥849,495 million for the fiscal year ended March 31, 2009.
       Although the global economy was still feeling the effects of the sharp deterioration triggered by the financial crisis, it began showing signs of recovery beginning in the latter half of the fiscal year ended March 31, 2010, due mainly to the economic stimulus packages enacted by governments and central banks around the world. The economy of Asia, especially China, drove the recovery of the global economy leading to an overall increase in consumer demand. This had a positive impact on Japan’s economy as a number of Japanese companies are highly reliant on the export of goods and services.
       The Government of Japan’s economic stimulus package included support for financing for SMEs, support for financing for medium and large companies and support for purchases of environmentally-friendly vehicles and home electric appliances.
       For our part, we decided to implement consultative actions tailored to our borrowers’ businesses and financial condition in order to reduce our credit risk exposure, and hence the amount of provision required. Therefore, we created a department dedicated to supporting the development of operational improvement plans for borrowers, and established a department to centrally and globally manage our credit monitoring procedures on a cross-region basis.
       As a result, the credit quality of our loan portfolio ceased to deteriorate at the end of the fiscal year ended March 31, 2010, as compared with the fiscal year ended March 31, 2009.
       As part of day-to-day risk management, we regularly assess our customers to review the obligor grades (our internal credit rating) assigned to them based on the latest available financial information. We also review the obligor grades of our customers upon the occurrence of events or a change in their financial condition that are indicative of a change in the borrower’s repayment ability. We calculate the allowance for loan losses using the latest assignment of obligor grades and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. As mentioned above, with the economy ceasing to decline as a result of the various measures, the deterioration in many borrowers’ financial position ended, contributing to the reduction in loans and advances which were additionally determined as impaired in the fiscal year ended March 31, 2010. In addition, in light of such recent economic conditions, the allowance for incurred but not yet identified, or IBNI, losses showed a decrease. Against this background, we did not record a substantial amount of provision for loan losses in the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.
       Charge-offs increased by ¥47,641 million from the previous fiscal year to ¥384,515 million for the fiscal year ended March 31, 2010. Although the overall charge-offs of domestic loans and advances increased by ¥54,754 million compared to the previous fiscal year to ¥360,895 million for the fiscal year ended March 31, 2010, the charge-offs related to customers from the construction, finance and insurance industries decreased. Charge-offs of foreign loans and advances decreased by ¥7,113 million compared to the previous fiscal year to ¥23,620 million for the fiscal year ended March 31, 2010.
       As mentioned previously, in the fiscal year ended March 31, 2009, a significant amount of loans and advances were determined as impaired, leading to the recognition of a significant amount of provision for loan losses as well as a large increase in the impaired loans and advances compared to April 1, 2008. Although recognizing charge-offs through the sales of loans and others decreased the allowance for loan losses, the decrease from charge-offs in the fiscal year ended March 31, 2009 was not enough to offset the additional allowance for loan losses recognized due to the deterioration in the quality of the portfolio. Accordingly, the overall allowance for loan losses increased considerably at March 31, 2009 compared to April 1, 2008.
       However, in the fiscal year ended March 31, 2010, the total loans and advances newly classified as impaired decreased considerably compared to the total loans and advances newly classified as impaired in the fiscal year ended March 31, 2009. As a result, the provision for loan losses, which increases the balance of allowance for loan losses, significantly decreased in the fiscal year ended March 31, 2010 compared to the previous fiscal year. However, the charge-offs, which decrease the balance of allowance for loan losses, remained almost the same in the fiscal year ended March 31, 2010 compared to the previous fiscal year. Accordingly, the allowance for loan losses at March 31, 2010 was maintained at approximately the same level as at March 31, 2009.

       The following table shows the analysis of our allowance for loan losses for each of the periods indicated:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Allowance for loan losses at the beginning of the fiscal year	¥1,599,630	¥1,094,226
Provision (credit) for loan losses	215,886	849,495
Charge-offs:
Domestic	360,895	306,141
Foreign	23,620	30,733

Total	384,515	336,874

Recoveries:
Domestic	953	1,082
Foreign	16	15

Total	969	1,097

Net charge-offs	383,546	335,777
Others(1)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,533,555	¥1,599,630

(1)	Others mainly included an increase in the allowance for loan losses of ¥102,687 million from the acquisition of subsidiaries for the fiscal year ended March 31, 2010, whereas the amount for the fiscal year ended March 31, 2009 was primarily from foreign exchange translations.
Impaired Loans and Advances
       A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, “restructured (loans)” and “other impaired (loans and advances)”. The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.
       “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have legally or formally declared bankruptcy but are essentially bankrupt, or have been legally or formally declared bankrupt.
       Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt.
       The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.
       “Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, or “restructured (loans)”, but for which information about credit problems cause management to classify them as impaired loans and advances.

       The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, “restructured loans”, and “other impaired (loans and advances)” as at March 31, 2010, 2009 and 2008 by domicile and type of industry of the borrowers.

	At March 31,

	2010	2009	2008

	(In millions)

Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥180,642	¥164,736	¥92,741
Agriculture, forestry, fisheries and mining	7,014	4,842	1,424
Construction	125,674	141,581	88,436
Transportation, communications and public enterprises	78,726	64,451	62,950
Wholesale and retail	233,124	217,549	181,170
Finance and insurance	30,287	53,776	21,823
Real estate and goods rental and leasing	622,944	566,916	188,899
Services	260,917	227,103	200,822
Lease financing	52,648	45,379	31,753
Consumer	242,106	214,620	193,801
Others	62,351	61,663	49,464

Total domestic	1,896,433	1,762,616	1,113,283

Foreign:
Public sector	4,564	13	13
Financial institutions	36,381	64,827	34,291
Commerce and industry	135,958	165,772	26,065
Lease financing	33	3,151	6,693
Others	15,901	6,617	5,564

Total foreign	192,837	240,380	72,626

Total	2,089,270	2,002,996	1,185,909

Past due three months or more (loans):
Domestic	28,434	31,012	36,646
Foreign	635	11,045	1,139

Total	29,069	42,057	37,785

Restructured (loans):
Domestic	127,392	160,658	259,525
Foreign	37,007	7,940	32,923

Total	164,399	168,598	292,448

Other impaired (loans and advances):
Domestic	158,653	121,971	181,835
Foreign	1,760	6,069	5,667

Total	160,413	128,040	187,502

Gross impaired loans and advances	2,443,151	2,341,691	1,703,644

Less: Allowance for loan losses	(1,282,610)	(1,204,091)	(936,510)

Net impaired loans and advances	¥1,160,541	¥1,137,600	¥767,134

       In addition to the discussion in this section, see Note 45 “Financial Risk Management—Credit Risk” to our consolidated financial statements.

Investment Securities
       Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥23,152,188 million as of March 31, 2010, an increase of ¥222,659 million, or 1%, from March 31, 2009 and an increase of ¥5,159,704 million, or 29%, from March 31, 2008.
       Our bond portfolio is principally held for asset and liability management purposes, with a small number of securities held as inventory for sales to customers. Our bond portfolio is mostly comprised of fixed-rate Japanese government bonds, Japanese municipal bonds and high quality corporate bonds denominated in yen.
       As of March 31, 2010, we had ¥11,925,487 million of Japanese government bonds classified as available-for-sale securities, an increase of ¥4,955,290 million, from ¥6,970,197 million as of March 31, 2008. Japanese government bonds accounted for approximately half of our overall investment securities portfolio. Japanese government bonds with a maturity of less than a year and Japanese government bonds with a maturity of less than five years accounted for 69% and 99%, respectively, of our total Japanese government bonds. We had ¥23,995 million unrealized gains as of March 31, 2010 on Japanese government bonds. As of March 31, 2010, we had ¥3,333,137 million of foreign government bonds consisting mainly of U.S. government bonds and German government bonds. Of our foreign government bonds 84% had a maturity of less than five years.
       Our equity portfolio consists principally of publicly traded Japanese equities. Our equity portfolio, like that of other Japanese financial institutions, includes common or preferred stocks issued by our customers. We reduced the Bank’s equity holdings to comply with the FSA’s requirement that the aggregate market value on Japanese GAAP basis, excluding any unrealized gains, of the consolidated equity portfolio of us and the Bank shall be no more than our and the Bank’s consolidated Tier I capital, respectively. As of March 31, 2010 the aggregate market value of the equity portfolio continued to be well below the consolidated Tier I capital.
       We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships.
       As of March 31, 2010, we had ¥3,467,466 million of equity instruments, a decrease of ¥376,274 million or 10%, from ¥3,843,740 million as of March 31, 2008. Approximately 90% of these equity instruments were stocks of domestic companies. Our net unrealized gains on our domestic equity instruments were ¥1,392,034 million representing 37% of the estimated fair value as of March 31, 2008 which decreased to ¥535,730 million representing 20% of the estimated fair value as of March 31, 2009 due primarily to weak stock markets. As of March 31, 2010, our unrealized gains on our domestic equity instruments were ¥1,020,321 million representing 32% of the estimated fair value. As of March 31, 2010, our consolidated Tier I capital was ¥6,032 billion.
       There are no transactions pursuant to our repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

       The following tables show the amortized cost, gross unrealized gains and losses and estimated fair value of our investment securities, which are classified as held-to-maturity and available-for-sale at March 31, 2010 and 2009.

	At March 31, 2010

	Amortized	Gross unrealized	Gross unrealized	Estimated

	cost	gains	losses	fair value

	(In millions)

Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,871,212	¥49,223	¥627	¥2,919,808
Japanese municipal bonds	154,281	3,080	3	157,358
Japanese corporate bonds	246,519	7,044	106	253,457

Total domestic	3,272,012	59,347	736	3,330,623

Foreign	—	—	—	—

Total	¥3,272,012	¥59,347	¥736	¥3,330,623

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,901,492	¥27,597	¥3,602	¥11,925,487
Japanese municipal bonds	266,387	2,065	161	268,291
Japanese corporate bonds	435,063	3,752	151	438,664
Other debt instruments	205,108	12,531	—	217,639
Equity instruments	2,147,999	1,029,956	9,635	3,168,320

Total domestic	14,956,049	1,075,901	13,549	16,018,401

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,071,258	1,540	23,252	2,049,546
Other governments and official institutions bonds	1,283,130	2,624	2,163	1,283,591
Mortgage-backed securities	4,595	46	4	4,637
Other debt instruments	223,396	2,408	949	224,855
Equity instruments	196,383	103,138	375	299,146

Total foreign	3,778,762	109,756	26,743	3,861,775

Total	¥18,734,811	¥1,185,657	¥40,292	¥19,880,176

	At March 31, 2009

	Amortized	Gross unrealized	Gross unrealized	Estimated

	cost	gains	losses	fair value

	(In millions)

Held-to-maturity investments:
Domestic:
Japanese government bonds	¥1,574,005	¥22,583	¥296	¥1,596,292
Japanese municipal bonds	96,312	962	9	97,265
Japanese corporate bonds	392,210	4,612	606	396,216

Total domestic	2,062,527	28,157	911	2,089,773

Foreign	9,181	—	504	8,677

Total	¥2,071,708	¥28,157	¥1,415	¥2,098,450

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,265,476	¥15,032	¥2,342	¥11,278,166
Japanese municipal bonds	242,394	486	564	242,316
Japanese corporate bonds	618,574	983	5,483	614,074
Other debt instruments	192,242	16,429	—	208,671
Equity instruments	2,102,051	585,690	49,960	2,637,781

Total domestic	14,420,737	618,620	58,349	14,981,008

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,967,799	8,090	4,885	2,971,004
Other governments and official institutions bonds	2,316,989	24,782	2,449	2,339,322
Mortgage-backed securities	230,649	15,207	116	245,740
Other debt instruments	182,196	139	7,840	174,495
Equity instruments	132,260	14,745	753	146,252

Total foreign	5,829,893	62,963	16,043	5,876,813

Total	¥20,250,630	¥681,583	¥74,392	¥20,857,821

       The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2010 and 2009.

	At March 31, 2010
	Less than twelve months		Twelve months or more		Total
	Estimated	Gross unrealized	Estimated	Gross unrealized	Estimated	Gross unrealized
	fair value	losses	fair value	losses	fair value	losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥319,472	¥627	¥—	¥—	¥319,472	¥627
Japanese municipal bonds	2,698	3	—	—	2,698	3
Japanese corporate bonds	1,842	68	2,957	38	4,799	106

Total domestic	324,012	698	2,957	38	326,969	736

Foreign	—	—	—	—	—	—

Total	¥324,012	¥698	¥2,957	¥38	¥326,969	¥736

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,586,496	¥3,164	¥23,260	¥438	¥4,609,756	¥3,602
Japanese municipal bonds	88,816	156	2,705	5	91,521	161
Japanese corporate bonds	45,034	147	12,785	4	57,819	151
Other debt instruments	—	—	—	—	—	—
Equity instruments	106,743	9,635	—	—	106,743	9,635

Total domestic	4,827,089	13,102	38,750	447	4,865,839	13,549

Foreign:
U.S. Treasury and other U.S. government agencies bonds	890,407	9,903	485,296	13,349	1,375,703	23,252
Other governments and official institutions bonds	238,518	237	71,439	1,926	309,957	2,163
Mortgage-backed securities	—	—	2,303	4	2,303	4
Other debt instruments	87,727	482	18,568	467	106,295	949
Equity instruments	5,259	375	—	—	5,259	375

Total foreign	1,221,911	10,997	577,606	15,746	1,799,517	26,743

Total	¥6,049,000	¥24,099	¥616,356	¥16,193	¥6,665,356	¥40,292

	At March 31, 2009
	Less than twelve months		Twelve months or more		Total
	Estimated	Gross unrealized	Estimated	Gross unrealized	Estimated	Gross unrealized
	fair value	losses	fair value	losses	fair value	losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥240,072	¥233	¥51,192	¥63	¥291,264	¥296
Japanese municipal bonds	20,385	9	—	—	20,385	9
Japanese corporate bonds	2,787	110	7,417	496	10,204	606

Total domestic	263,244	352	58,609	559	321,853	911

Foreign	—	—	8,677	504	8,677	504

Total	¥263,244	¥352	¥67,286	¥1,063	¥330,530	¥1,415

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥4,819,596	¥2,329	¥5,185	¥13	¥4,824,781	¥2,342
Japanese municipal bonds	24,572	75	100,846	489	125,418	564
Japanese corporate bonds	111,179	700	202,870	4,783	314,049	5,483
Other debt instruments	—	—	—	—	—	—
Equity instruments	312,036	49,960	—	—	312,036	49,960

Total domestic	5,267,383	53,064	308,901	5,285	5,576,284	58,349

Foreign:
U.S. Treasury and other U.S. government agencies bonds	1,022,195	3,688	24,108	1,197	1,046,303	4,885
Other governments and official institutions bonds	463,115	2,298	39,155	151	502,270	2,449
Mortgage-backed securities	6,227	116	—	—	6,227	116
Other debt instruments	57,595	864	40,466	6,976	98,061	7,840
Equity instruments	10,044	753	—	—	10,044	753

Total foreign	1,559,176	7,719	103,729	8,324	1,662,905	16,043

Total	¥6,826,559	¥60,783	¥412,630	¥13,609	¥7,239,189	¥74,392

Trading Assets
       The following table shows our trading assets as of March 31, 2010 and 2009, and April 1, 2008. Our trading assets were ¥3,258,779 million as of March 31, 2010, an increase of ¥2,188,393 million, from ¥1,070,386 million as of March 31, 2009 due mainly to our acquisition of Nikko Cordial Securities.
       Trading assets at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Debt instruments	¥3,117,725	¥958,274	¥1,251,743
Equity instruments	141,054	112,112	282,637

Total trading assets	¥3,258,779	¥1,070,386	¥1,534,380

Financial Assets at Fair Value Through Profit or Loss
       The following table shows information as to the fair value of our financial assets at fair value through profit or loss at March 31, 2010 and 2009, and April 1, 2008. The fair value was ¥2,092,383 million as of March 31, 2010, an insignificant change from ¥2,063,790 million as of March 31, 2009.

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Debt instruments	¥1,978,149	¥1,956,968	¥1,968,430
Equity instruments	114,234	106,822	118,182

Total financial assets at fair value through profit or loss	¥2,092,383	¥2,063,790	¥2,086,612

Securitized Products and Leveraged Loans
       This subsection focuses on financial instruments which were most affected by the market dislocation, including asset backed securities, such as residential mortgage-backed securities, or RMBSs, commercial mortgage-backed securities, or CMBSs, collateralized loan obligations, or CLOs, and collateralized debt obligations, or CDOs, and leveraged finance transactions.
       As of March 31, 2010, we held ¥0.1 billion of sub-prime related securitized products and ¥16.5 billion of other securitization products. As of March 31, 2010, we held ¥35.9 billion of securities issued by government sponsored entities such as the Government National Mortgage Association (Ginnie Mae) and the Federal National Mortgage Association (Fannie Mae). As of March 31, 2010, we had ¥610.1 billion in leveraged loans and ¥123.5 billion undrawn commitments for them as shown in the table below. All figures in this subsection are approximate amounts based on a managerial accounting basis.
       The following table shows our loans and undrawn commitment balances in connection with leveraged loans at March 31, 2010 and 2009:

	At March 31,
	2010		2009
		Undrawn		Undrawn
	Loans	commitments	Loans	commitments
	(In billions)
Europe	¥261.1	¥28.8	¥306.0	¥34.2
Japan	176.2	11.8	179.9	29.2
United States	113.2	73.5	179.0	70.0
Asia (excluding Japan)	59.6	9.4	78.8	3.9

Total	¥610.1	¥123.5	¥743.7	¥137.3

Liabilities
       The following table shows our liabilities as of March 31, 2010 and 2009 and April 1, 2008:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Liabilities:
Deposits	¥85,697,973	¥83,231,234	¥75,888,958
Call money and bills sold	2,119,558	2,750,337	2,761,530
Repurchase agreements and cash collateral on securities lent	5,437,449	8,372,369	7,583,374
Trading liabilities	1,592,625	14,280	62,825
Derivative financial instruments	4,756,695	5,743,542	4,486,819
Borrowings	7,321,484	6,423,003	6,122,529
Debt securities in issue	5,323,156	5,277,482	5,477,778
Provisions	32,236	29,664	27,709
Other liabilities	3,066,327	2,495,142	2,842,816
Current tax liabilities	58,978	54,851	85,503
Deferred tax liabilities	24,778	26,957	32,794

Total liabilities	¥115,431,259	¥114,418,861	¥105,372,635

       As of March 31, 2009, our total liabilities were ¥114,418,861 million, an increase of ¥9,046,226 million or 9% from April 1, 2008, due primarily to an increase of deposits. As of March 31, 2010, our total liabilities were ¥115,431,259 million, an increase of ¥1,012,398 million or 1% from March 31, 2009, also due primarily to an increase of deposits.
Deposits
       We offer a wide range of standard banking accounts through the Bank’s branches in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 90% of total deposits, are our principal source of funds for our domestic operations. The Bank’s domestic offices’ deposits are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.
       The Bank’s overseas offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits consist of stable types of deposits, such as deposits at notice, time deposits, and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest rates determined with reference to market rates of major money-center banks for deposits in London such as LIBOR.
       Our deposit balances, including negotiable certificates of deposit, at March 31, 2009 were ¥83,231,234 million, an increase of ¥7,342,276 million, or 10%, from April 1, 2008 due primarily to an increase of time deposits and negotiable certificates of deposit. Our deposit balances at March 31, 2010 were ¥85,697,973 million, an increase of ¥2,466,739 million, or 3%, from March 31, 2009 due primarily to an increase of time deposits.

       The following table shows a breakdown of our domestic and foreign office’s deposits as of the dates indicated:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)

Domestic offices:
Non-interest-bearing demand deposits	¥11,332,068	¥11,429,205	¥10,827,516
Interest-bearing demand deposits	30,576,605	29,368,330	29,258,135
Deposits at notice	1,067,897	879,933	913,158
Time deposits	25,119,463	23,451,996	21,901,597
Negotiable certificates of deposit	5,166,705	6,032,611	2,261,006
Others	3,620,202	3,882,491	4,066,788

Total domestic offices	76,882,940	75,044,566	69,228,200

Foreign offices:
Non-interest-bearing demand deposits	276,876	232,117	206,924
Interest-bearing demand deposits	649,991	663,889	646,887
Deposits at notice	4,295,637	4,282,205	3,755,134
Time deposits	1,762,779	1,575,776	1,227,877
Negotiable certificates of deposit	1,828,915	1,428,674	817,143
Others	835	4,007	6,793

Total foreign offices	8,815,033	8,186,668	6,660,758

Total deposits	¥85,697,973	¥83,231,234	¥75,888,958

Borrowings
       Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization of our own assets and lease obligations. As of March 31, 2010, our borrowings were ¥7,321,484 million, an increase of ¥898,481 million, or 14%, from ¥6,423,003 million as of March 31, 2009 due primarily to the acquisition of Nikko Cordial Securities and an increase of short-term borrowings by subsidiaries other than the Bank, despite a decrease of short-term borrowings by the Bank.
       As of March 31, 2010, short-term borrowings accounted for approximately half of our total borrowings, and our long-term borrowings accounted for 25% of our total borrowings. Most of our long-term borrowings were yen-denominated unsubordinated debt.
       The following table shows the balances with respect to our borrowings for the fiscal years ended March 31, 2010 and 2009, and April 1, 2008.

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Borrowings:
Short-term borrowings	¥3,759,006	¥2,835,898	¥2,287,878
Long-term borrowings:
Unsubordinated	1,458,884	1,292,349	1,368,335
Subordinated	378,730	436,000	523,500
Liabilities associated with securitization	1,664,686	1,835,164	1,919,934
Lease obligations	60,178	23,592	22,882

Total borrowings	¥7,321,484	¥6,423,003	¥6,122,529

       For more information, see Note 18 “Borrowings” to our consolidated financial statements, which sets forth summaries of short- and long-term borrowings with their contractual interest rates and currencies.
Debt Securities in Issue
       Debt securities in issue, which include commercial paper, bonds and subordinated bonds, decreased by ¥200,296 million, from ¥5,477,778 million at April 1, 2008 to ¥5,277,482 million at March 31, 2009 due primarily to a decrease of the Bank’s bonds. Debt securities in issue at March 31, 2010 was ¥5,323,156 million, an insignificant change from March 31, 2009 due to an increase of commercial paper and decrease of our bonds.

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Debt securities in issue:
Commercial paper	¥1,885,640	¥1,587,930	¥1,446,345
Bonds	1,191,051	1,395,593	1,686,055
Subordinated bonds	2,228,192	2,277,647	2,286,277
Other	18,273	16,312	59,101

Total debt securities in issue	¥5,323,156	¥5,277,482	¥5,477,778

       For additional information, see Note 19 “Debt Securities in Issue” to our consolidated financial statements, which sets forth summaries of debt securities in issue with their contractual interest rates and currencies.
       In the normal course of business, we enter into contractual obligations that require future cash payments. “Item 5.F. Tabular Disclosure of Contractual Obligations” sets forth a summary of our contractual cash obligations as of March 31, 2010.
Total Equity
       Total equity decreased by ¥247,880 million or 5% from ¥5,163,895 million at April 1, 2008 to ¥4,916,015 million at March 31, 2009 due mainly to other reserves that largely decreased because of declines in market prices of available-for-sale financial assets. Total equity increased by ¥2,645,655 million, or 54%, from the end of the previous fiscal year to ¥7,561,670 million at March 31, 2010 due primarily to new stock issuance and net profits. For more information, see Note 24 “Shareholders’ Equity” and Note 25 “Non-controlling Interests” to our consolidated financial statements.

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Equity:
Capital stock	¥2,337,896	¥1,370,777	¥1,345,727
Capital surplus	1,081,432	114,594	25
Retained earnings	1,663,618	1,204,952	1,478,736
Other reserves	555,289	228,316	840,448
Treasury stock	(124,062)	(124,024)	(123,989)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,514,173	2,794,615	3,540,947
Non-controlling interests	2,047,497	2,121,400	1,622,948

Total equity	¥7,561,670	¥4,916,015	¥5,163,895

Reconciliation with Japanese GAAP
       Our consolidated financial statements are prepared in accordance with accounting policies as summarized in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this registration statement. These policies differ in some respects from Japanese GAAP. Under Japanese banking regulations, we report our annual financial results prepared under Japanese GAAP. In addition, pursuant to the requirements of the FIEA, we prepare quarterly consolidated financial statements which are also under Japanese GAAP. To show the major reconciling items between our IFRS and Japanese GAAP consolidated financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net profit and total equity under IFRS with those amounts under Japanese GAAP.
       We have attached an exerpt from a press release dated July 28, 2010 announcing our unaudited consolidated financial information prepared under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2011 as Annex A to this registration statement. We caution you, however, that (i) because these results are only for one fiscal quarter and may not be representative of financial results for the full fiscal year and (ii) because of the existence of differences between IFRS and Japanese GAAP reflected in the reconciliation below, the information in Annex A is of limited use in evaluating our IFRS results, and you should not place undue importance on them.

	At and for the fiscal year ended
	March 31, 2010
	Total equity	Net profit (loss)
	(In millions)
IFRS	¥7,561,670	¥646,693
Differences arising from different accounting for:
1. Scope of consolidation	96,291	(48,220)
2. Derivative financial instruments	107,797	(82,229)
3. Investment securities	(165,130)	(100,800)
4. Loans and advances	(203,448)	(232,754)
5. Investments in associates and joint ventures	33,679	(19,634)
6. Property, plant and equipment	4,012	(6,518)
7. Lease accounting	(29,821)	8,752
8. Defined benefit plans	112,953	(45,496)
9. Deferred tax assets	(532,768)	93,804
10. Classification of equity and liability	—	(20,165)
11. Foreign currency translation	—	1,570
12. Other	(74,948)	(31,140)
13. Tax effect of the above	90,518	215,364

Japanese GAAP	¥7,000,805	¥379,227

       For more information, see Note 51 “Reconciliation of IFRS Comparables from Previous GAAP” to our consolidated financial statements.
       5.B.   LIQUIDITY AND CAPITAL RESOURCES
       We consistently endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets, or changes in general domestic or international conditions such as those seen following the Lehman Brothers bankruptcy in September 2008.
Liquidity
       We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, and negotiable certificates of deposit issued by the Bank to its domestic and international customers. Our international sources of funds are principally from inter-bank deposits, funds raised in the international capital markets and loan financing. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.
       As shown in the following table, total deposits increased by ¥2,466,739 million, or 3%, from March 31, 2009 to ¥85,697,973 million as of March 31, 2010. The balance of deposits at March 31, 2010 exceeded the balance of loans and advances at the same time by ¥14,063,845 million due primarily to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 84%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At March 31,
	2010	2009
	(In millions)
Loans and advances	¥71,634,128	¥74,669,294
Deposits	85,697,973	83,231,234
       We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly-liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
       Secondary sources of liquidity included short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources and effectively manage our funding costs and to enhance our capital adequacy ratios when appropriate.
       We source our funding in foreign currencies primarily from financial institutions, general corporations and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.
       We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.
       We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s, or S&P, and Fitch Ratings, or Fitch, at June 30, 2010:

At June 30, 2010
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	S	A-1	A	S	F-1
       The following table shows credit ratings assigned to the Bank by S&P and Fitch at June 30, 2010:

At June 30, 2010
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	S	A-1	A	S	F-1

       We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and system of rating varies among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.
Capital Management
       With regard to capital management, we rigidly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines are different from capital adequacy guidelines of central banks or supervisions of other countries due to reflection of FSA’s design to suit the Japanese banking environment. The FSA capital adequacy guidelines mandate that Japanese bank and bank holding companies and banks that have international operations maintain a minimum capital ratio of 8%.
       Every figure for the Basel Capital Accord is calculated based on the consolidated financial statements prepared under Japanese GAAP.
       The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, or the SA, the foundation IRB approach and the advanced IRB approach as to credit-risk, and the BIA, the standardized approach, or the TSA, and the AMA as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and the TSA or the AMA as to operational risk, a Japanese bank must have established advanced risk management systems and must receive prior approval from the FSA.
       We and the Bank had initially adopted the foundation IRB approach for measuring exposure to credit risk effective from March 31, 2007, but we have adopted the advanced IRB approach since March 31, 2009. We and the Bank had initially adopted the BIA for measuring exposure to operational risk, but we have adopted the AMA since March 31, 2008.

       The table below presents our risk-weighted capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2010, and 2009:

	At March 31,
	2010	2009
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥1,420,877
Capital surplus	978,897	57,245
Retained earnings	1,451,945	1,245,085
Treasury stock	(124,061)	(124,024)
Minority interests	2,042,251	2,147,100
Cash dividends to be paid	(80,665)	(21,059)
Unrealized losses on other securities	—	(14,649)
Foreign currency translation adjustments	(101,650)	(129,068)
Stock acquisition rights	81	66
Goodwill and others	(398,709)	(186,792)
Gains on securitization transactions	(37,453)	(42,102)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(36,249)	(17,590)
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,032,280	4,335,085

Tier II capital:
Unrealized gains on other securities after 55% discount	254,032	—
Land revaluation excess after 55% discount	37,033	37,211
General reserve for possible loan losses	69,371	80,374
Excess amount of provisions	—	—
Subordinated debt	2,203,415	2,303,382

Total Tier II capital	2,563,853	2,420,968

Deductions	(467,906)	(708,241)

Total qualifying capital	¥8,128,228	¥6,047,812

Risk-weighted assets:
On-balance sheet items	42,684,693	41,703,547
Off-balance sheet items	7,833,411	7,693,647
Market risk items	448,397	265,723
Operational risk	3,117,968	3,063,589

Total risk-weighted assets	¥54,084,471	¥52,726,507

Tier I risk-weighted capital ratio	11.15%	8.22%
Total risk-weighted capital ratio	15.02%	11.47%

(1)	The amount of net deferred tax assets was ¥702,065 million as of March 31, 2010 and ¥830,370 million as of March 31, 2009. Also, the upper limit of the inclusion of deferred tax assets into basic items was ¥1,206,456 million as of March 31, 2010 and ¥867,017 million as of March 31, 2009.

(2)	Amounts less than ¥1 million have been omitted in the table of risk-weighted capital. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.
       The principal components of Tier I capital include capital stock, minority interests in consolidated subsidiaries and retained earnings under Japanese GAAP.
       Minority interests in consolidated subsidiaries consist primarily of preferred securities issued to third-party investors by offshore funding vehicles. The proceeds from these issuances contribute to Tier I capital. As the amount of these transactions that may be counted as Tier I capital is constrained by the amount of other Tier I capital and the outstanding amount of other similar transactions at the time of issuance, our ability to raise additional regulatory capital in this manner could be constrained in the future. As of March 31, 2010, the minority interests in consolidated subsidiaries within our Tier I capital attributable to these preferred securities was ¥1,633 billion. These preferred securities are redeemable at the option of the issuer on, and on specified dates after, the initial optional redemption date, subject to the prior approval of the FSA. The following table shows the issue date, the aggregate issue amounts and the initial optional redemption dates for the preferred securities included within our Tier I capital as of March 31, 2010.

			Redemption
		Aggregate issue	at the option
	Issue date	amount	of issuer(1)	Type
	(In billions of yen or millions of dollars or pounds)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited(2)	Dec. 2006	$1,650.0	Jan. 2017	Step-up
SMFG Preferred Capital GBP 1 Limited(2)	Dec. 2006	£500.0	Jan. 2017	Step-up
SMFG Preferred Capital JPY 1 Limited	Feb. 2008	¥135.0	Jan. 2018	Non step-up
SMFG Preferred Capital USD 2 Limited	May 2008	$1,800.0	Jul. 2013	Non step-up
SMFG Preferred Capital USD 3 Limited	Jul. 2008	$1,350.0	Jul. 2018	Step-up
SMFG Preferred Capital GBP 2 Limited	Jul. 2008	£250.0	Jan. 2029	Step-up
SMFG Preferred Capital JPY 2 Limited	Dec. 2008 - Jan. 2009	¥698.9	Jan. 2014	Step-up / Non step-up
Series A	Dec. 2008	¥113.0	Jan. 2019	Step-up
Series B	Dec. 2008	¥140.0	Jul. 2019	Non step-up
Series C	Dec. 2008	¥140.0	Jan. 2016	Non step-up
Series D	Dec. 2008	¥145.2	Jan. 2014	Non step-up
Series E	Jan. 2009	¥33.0	Jul. 2019	Non step-up
Series F	Jan. 2009	¥2.0	Jan. 2016	Non step-up
Series G	Jan. 2009	¥125.7	Jan. 2014	Non step-up
SMFG Preferred Capital JPY 3 Limited	Sep. - Oct. 2009	¥388.0	Jan. 2015	Step-up / Non step-up
Series A	Sep. 2009	¥99.0	Jan. 2020	Step-up
Series B	Sep. 2009	¥164.5	Jan. 2020	Non step-up
Series C	Sep. 2009	¥79.5	Jan. 2015	Non step-up
Series D	Oct. 2009	¥45.0	Jan. 2015	Non step-up
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited	Jan. 2007	¥12.5	Jul. 2012	Step-up

(1)	Subject to the prior approval of the FSA. Preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred securities.

(2)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited has $649.1 million preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited has £73.6 million preferred securities outstanding, each on a liquidation preference basis.
       Under Japanese GAAP, we record our “other securities” (similar to available-for-sale financial assets under IFRS), excluding held-to-maturity debt securities, unlisted equities and securities of subsidiaries and affiliates, at fair value and include in net assets the amount of any unrealized gains or losses, net of tax.
       The principal components of Tier II capital include subordinated debt securities, consisting of both perpetual subordinated debt and dated subordinated debt securities, together with unrealized gains on other securities. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital in connection with the calculation of capital ratios.
       As of March 31, 2010, our total Tier I capital was ¥6,032 billion, total Tier II capital was ¥2,564 billion and total qualifying capital was ¥8,128 billion. Our total risk-weighted assets as of March 31, 2010 were ¥54,084 billion.
       Our consolidated Tier I risk-weighted capital ratio was 11.15% as of March 31, 2010, compared to 8.22% as of March 31, 2009. Our consolidated total risk-weighted capital ratio was 15.02% as of March 31, 2010, compared to 11.47% as of March 31, 2009.
       Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. Prices for the common stocks of publicly traded Japanese companies have been extraordinarily volatile in recent periods. As of March 31, 2010, our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains, of which ¥254 billion appeared in our net assets. Substantial declines in the Japanese stock markets may aggravate the negative effect on our capital position and on the capital position of the Bank. However, in November 2008, the FSA introduced revised capital adequacy guidelines under which a bank (including a bank holding company) with international operations may, through the fiscal year ending March 31, 2012, omit from its Tier I capital unrealized losses and from its Tier II capital unrealized gains on yen-denominated Japanese government bonds and certain other securities. If we choose to apply the new treatment method with respect to unrealized gains and losses, we would not be permitted to use the current treatment method again until the expiration of the special treatment period. We chose not to apply these new relaxed requirements for the fiscal year ended March 31, 2010 and we do not expect to apply them going forward.
       Under guidelines issued by the JICPA, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.
       Because the Bank has a taxable reserve for loan losses and other items, its taxable income can differ significantly from income calculated under Japanese GAAP. Our capital ratio would be negatively affected if we were unable to recognize our deferred tax assets.
       The calculation of net deferred tax assets of certain companies under Japanese GAAP is based on taxable income projections for five years, multiplied by the applicable effective tax rates. These projections are based on a reasonable tax planning strategy as authorized by our management. These calculations require us to make estimates and certain assumptions. The results of these calculations may also differ from corresponding calculations made under U.S. or European regulations.
       Set forth below is a table of risk-weighted capital ratios of the Bank as of the dates shown, on a consolidated and non-consolidated basis.

	At March 31,
	2010	2009
Consolidated capital ratios:
Tier I risk-weighted capital ratio	12.33%	9.17%
Total risk-weighted capital ratio	16.68%	13.54%
Non-consolidated capital ratios:
Tier I risk-weighted capital ratio	13.75%	7.26%
Total risk-weighted capital ratio	18.28%	13.85%
       If changes in risk-weighted assets or loan losses or other relevant factors should decrease the total risk-weighted capital of us and the Bank below 8.0% in the future, we and the Bank would take actions to seek to maintain risk-weighted capital ratios above 8.0%. Our actions may include additional issuances of equity or subordinated debt securities and the sale of loans or other assets in order to reduce the amount of risk-weighted assets. Sales of equity portfolio securities or other assets in substantial amounts by us or by the Bank and other financial institutions similarly situated might have adverse effects on the market values for assets of the types sold, which would reduce the amounts realized on those sales. Adverse conditions in the markets for securities of companies in the Japanese financial sector may limit our ability and the Bank’s ability to improve our respective capital ratios through the issuance of securities on favorable terms. Consequently, there can be no assurance that we or the Bank will be able to maintain our total risk-weighted capital ratios at or above 8.0% in the future.
       5.C.   RESEARCH, DEVELOPMENT, PATENTS AND LICENSES
       We did not conduct any significant research and development activities in the fiscal year ended March 31, 2010. However, there are certain research and development activities conducted by subsidiaries in charge of systems development and information processing for our information system infrastructure.

       5.D.   TREND INFORMATION
       Our trend information is contained elsewhere in this registration statement, including but not limited to “Item 4.B. Business Overview”, and “—A. Operating Results”, and “—B. Liquidity and Capital Resources” in this Item.
       5.E.   OFF-BALANCE SHEET ARRANGEMENTS
Loan Commitments and Financial Guarantees and Other Credit Related Contingent Liabilities
       To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.
       The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit related contingent liabilities at March 31, 2010 and 2009:

	At March 31,
	2010	2009
	(In millions)

Loan commitments	¥38,824,755	¥36,638,141
Financial guarantees and other credit-related contingent liabilities	3,625,323	3,485,849

Total	¥42,450,078	¥40,123,990

       The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change, we need to secure claims, or other events occur. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system as set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and Note 45 “Financial Risk Management” to our consolidated financial statements.
       Some of the Group’s off-balance sheet arrangements are related to activities of SPEs. Such arrangements include the following types of SPEs.
Special Purpose Entities
       During the normal course of business, we become a party to numerous transactions involving entities commonly referred to as SPEs. These SPEs are primarily used to provide us and our clients with efficient access to funds or investment opportunities, through methods known as structured financing or collective investment schemes. In structured financing, SPEs generally purchase a pool of financial assets including, among others, trade accounts receivable, corporate and retail loans and lease receivables. SPEs fund the purchase by issuing various financial instruments including, among others, commercial paper, asset-backed notes, loans and trust beneficial interests. In some cases subordination is established among the instruments issued by an SPE to turn a single pool of homogeneous assets into multiple instruments with different risk characteristics so that the investment risk and return profile meets the investors’ needs. Certain of these transactions utilize derivative financial instruments to synthetically create an asset whose risk and return is referenced to a targeted asset. In collective investment schemes, an SPE is established as a financing vehicle to raise funds from investors by issuing instruments primarily in the form of trust beneficiary interests, unit trusts, limited partnership interests or shares of investment companies. We may hold a trust beneficiary interest, unit trust, general partner interest, limited partner interest, debt financing or a combination of them.
       We have participation in SPEs that are established by us as well as those established by third parties. We consolidate certain SPEs based on the nature of our involvement, while others remain outside of our consolidation group. Consolidation of an SPE is assessed based on whether our relationship with an SPE indicates substantial control by us. The potential indicators of control are set out below:
•	the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operation;

•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE;

•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or

•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
       The consolidation assessment is performed when we have initial involvement with an SPE. Consolidation is reassessed whenever circumstances change and indicate that there has been a change in a control relationship between an SPE and parties involved.
       To the extent SPEs are consolidated by us, the assets and liabilities held by SPEs are included in our consolidated statements of financial position. Parties involved in an SPE generally have recourse only to the assets held by an SPE, except where we provide a guarantee, which may take a form of committed liquidity support. Our involvement with non-consolidated SPEs includes loans and advances and investments in securities, which are included in our consolidated statement of financial position, and off-balance sheet arrangements, including commitments and guarantees. In such cases, we only have recourse against the assets held by non-consolidated SPEs except where other parties provide some sort of guarantee to the instruments.
Multi-seller Conduits (Consolidated)
       We manage and administer several multi-seller conduits. The conduits purchase financial assets, primarily trade accounts receivables, lease receivables and corporate loans by issuing short-term instruments such as commercial paper and providing asset-backed loans. The short-term instruments issued by the conduits are primarily held by third-party investors whereas we provide most of the asset-backed loans to the conduits. Except for certain limited cases, we provide liquidity and credit support to the conduits, which allows the conduits to draw funds from us whenever a cash shortage arises. We consolidate the above mentioned conduits, to which we provide loans or liquidity and credit support, since we retain the significant risk of the conduits.
       At March 31, 2010 and 2009, the consolidated conduits had total assets of ¥2,319,681 million and ¥3,075,446 million, respectively. The minimum credit rating for these assets is BBB-. The weighted average life of the assets held in the conduits is 6 months. The average life of the commercial paper issued by these conduits is 2.3 months. The total notional amount of the liquidity and credit support at March 31, 2010 and 2009 was ¥477,646 million and ¥737,207 million, respectively. All of the liquidity and credit support are remained undrawn at March 31, 2010 and 2009.
       In order to manage risk, we have established internal credit assessment policies and procedures in relation to the asset-backed financing programs described above and which require, where necessary, certain credit enhancement from the originators (clients) of the assets to contain the risk to the level deemed appropriate. The notional amount of the liquidity and credit support represents the theoretical maximum amount of loss we could incur and does not reflect the likelihood of such loss ever materializing. We believe that our risk through the liquidity and credit support has been appropriately managed and monitored, and does not represent significant risk to our business.
       The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at March 31 2010 and 2009:

	At March 31, 2010

		Conduits-
		overseas
	Conduits-	(North
	domestic	America)	Total

	(In millions)

Loans and advances:
Corporations	¥2,127,549	¥105,081	¥2,232,630
Financial institutions	—	17,680	17,680
Consumer	—	15,801	15,801
Other	—	—	—

Total loans and advances	2,127,549	138,562	2,266,111

Other assets	52,655	915	53,570

Total assets	¥2,180,204	¥139,477	¥2,319,681

	At March 31, 2009

		Conduits-
		overseas
	Conduits-	(North
	domestic	America)	Total

	(In millions)

Loans and advances:
Corporations	¥2,762,167	¥212,270	¥2,974,437
Financial institutions	—	19,646	19,646
Consumer	—	28,439	28,439
Other	—	589	589

Total loans and advances	2,762,167	260,944	3,023,111

Other assets	51,414	921	52,335

Total assets	¥2,813,581	¥261,865	¥3,075,446

       The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at March 31, 2010 and 2009:

	At March 31, 2010
	Total		Total
	Conduits-	Provided by	Conduits-	Provided by
	domestic	SMFG	overseas	SMFG
		(In millions)

Commercial paper	¥228,530	¥—	¥134,144	¥—
Term loans	1,669,934	1,669,934	4,596	4,596
Other	278,975	—	—	—

Total	¥2,177,439	¥1,669,934	¥138,740	¥4,596

	At March 31, 2009
	Total		Total
	Conduits-	Provided by	Conduits-	Provided by
	domestic	SMFG	overseas	SMFG
		(In millions)

Commercial paper	¥367,304	¥—	¥201,283	¥—
Term loans	2,100,173	2,100,173	60,112	60,112
Other	339,431	—	—	—

Total	¥2,806,908	¥2,100,173	¥261,395	¥60,112

Securitizations of Our Loan Portfolio (Consolidated)
       We use SPEs to securitize residential mortgage, corporate loans, credit card receivables and lease receivables that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency. In such cases, the residential mortgage, corporate loans, credit card receivables and lease receivables are transferred by us to the SPEs for cash, and the SPEs issue debt securities to investors. Retained interests in the financial assets are mainly in the form of subordinated tranches as well as some senior tranches. We consolidate such SPEs where we take all or a majority of the residual risks and rewards by retaining the subordinated tranches. Credit enhancements to the underlying assets provided by us may be used to obtain investment grade ratings on the senior debt issued by the SPEs.
       The following table shows the carrying amount of assets in consolidated SPEs:

	At March 31,
	2010	2009
	(In millions)

Loans and advances:
Residential mortgage	¥1,629,361	¥1,719,623
Corporate loans	120,299	191,505
Lease receivables	77,833	125,711
Card loans	151,665	—
Other	—	13,493

Total	¥1,979,158	¥2,050,332

Real Estate Investment Vehicles (Non-consolidated)
       We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. We provide the vehicles with debt financing, partnership or equity interests (which are subordinate to debt financing), or both. The funds raised by the vehicles usually have recourse only to the assets held by them, except in certain cases where the providers of funds have recourse to the original owners of the assets or real estate developers through guarantees. None of our investments in these vehicles is significant in relation to the total funds raised by them, and consequently they are not considered to be our subsidiaries as we do not control them in substance. As of March 31, 2010 and 2009, our investments in these vehicles amounted to ¥67,162 million and ¥70,394 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥68,201 million and ¥75,221 million as at March 31, 2010 and 2009, respectively. Of these amounts, ¥1,038 million and ¥4,827 million remained undrawn as at March 31, 2010 and 2009, respectively.
Private-equity Investment Funds and Other Funds (Non-consolidated)
       We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. In addition to that, we have some investments in mezzanine funds, infrastructure funds, and distressed debt funds. We only hold limited partner interests in these funds. These funds are not considered to be our subsidiaries since general partners control them.
       As at March 31, 2010 and 2009, the capital call commitments to these funds entered into by us amounted to ¥587,498 million and ¥695,544 million, of which ¥128,251 million and ¥144,520 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.
       5.F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
       In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2010:

	At March 31, 2010
	Due in one year or	Due from one year	Due from three	Due after five
	less	to three years	years to five years	years	Total(1)
	(In millions)

Time deposits	¥22,186,996	¥3,404,566	¥678,462	¥618,107	¥26,888,131
Negotiable certificate of deposits	6,959,781	33,639	2,200	—	6,995,620
Borrowings	4,400,909	819,750	564,468	1,475,235	7,260,362
Debt securities in issue	2,265,937	644,471	536,564	1,880,185	5,327,157
Capital (finance) lease obligation	20,088	25,709	10,173	7,213	63,183
Operating lease obligation	17,153	25,366	17,130	27,247	86,896
Purchase obligation(2)	22,041	9,242	3,764	77	35,124

Total	¥35,872,905	¥4,962,743	¥1,812,761	¥4,008,064	¥46,656,473

(1)	The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.

(2)	Purchase obligation in above table includes the contractual commitments to purchase goods or services of construction and information technology that are binding on us for the payment of more than ¥100 million.
Item 6.     Directors, Senior Management and Employees
       6.A.   DIRECTORS AND SENIOR MANAGEMENT
Directors, Senior Management and Corporate Auditors
       Under our corporate governance system, our board of directors is responsible for supervising the business operations of the SMFG Group as a whole, and has established four board committees to enhance the effectiveness of governance by our board of directors in exercising its management responsibilities. Those committees are:

•	the risk management committee;

•	the auditing committee;

•	the compensation committee; and

•	the nominating committee.
       For more information, see “Item 6.C. Board Practices”.
       Our board of directors is comprised of eleven directors, three of whom are outside directors as defined under the Companies Act, and our board of corporate auditors is comprised of six corporate auditors, three of whom are outside corporate auditors as defined under the Companies Act.
       As of June 30, 2010, the following persons held the indicated positions with us:

Name	Current positions and principal outside
(Date of birth)	positions		Business experience	Expiration of current term as director or corporate auditor

Masayuki Oku (December 2, 1944)	Chairman of the Board and Representative Director of the Company President and Chief Executive Officer of the Bank	April 1968	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2011.

		June 1994	Director of Sumitomo Bank

		November 1998	Managing Director of Sumitomo Bank

		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank

		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank

		April 2001	Senior Managing Director and Senior Managing Executive Officer of the Bank

		December 2002	Resigned as Director of the Bank

		December 2002	Senior Managing Director of the Company

		June 2003	Retired as Director of the Company Deputy President and Executive Officer of the Bank

		June 2005	Chairman of the Board of the Company (to present)

President and Chief Executive Officer of the Bank (to present)

Teisuke Kitayama (October 26, 1946)	President and Representative Director of the Company Chairman of the Board of the Bank	April 1969	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

		June 1997	Director of Sakura Bank

		June 1999	Resigned as Director of Sakura Bank

		June 1999	Executive Officer of Sakura Bank

		April 2000	Managing Executive Officer of Sakura Bank

		June 2000	Managing Director and Managing Executive Officer of Sakura Bank

		April 2001	Managing Director and Managing Executive Officer of the Bank

		June 2003	Senior Managing Executive Officer of the Company

Senior Managing Director and Senior Managing Executive Officer of the Bank

		April 2004	Deputy President of the Company

		June 2004	Resigned as Director of the Bank

		June 2004	Director and Deputy President of the Company

		June 2005	Director and President of the Company (to present)

Chairman of the Board of the Bank (to present)

Wataru Ohara (August 17, 1952)	Deputy President and Representative Director of the Company Officer in Charge of Audit Department	April 1975	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

		June 2002	Executive Officer of the Bank

		April 2006	Managing Executive Officer of the Bank

		April 2007	Managing Executive Officer of the Company

		April 2008	Senior Managing Executive Officer of the Company

Director and Senior Managing Executive Officer of the Bank

		April 2009	Deputy President of the Company

Director and Deputy President of the Bank

		March 2010	Resigned as Director of the Bank

		June 2010	Representative Director and Deputy President of the Company (to present)

Name	Current positions and principal outside
(Date of birth)	positions		Business experience	Expiration of current term as director or corporate auditor

Hideo Shimada (September 27, 1951)	Director of the Company	April 1975	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

	Officer in Charge of IT Planning Department Director and Deputy President of the Bank	June 2002	Executive Officer of the Bank

		April 2004	General Manager, IT Planning Department of the Company

		April 2006	Managing Executive Officer of the Bank

		April 2007	Managing Executive Officer of the Company

		April 2008	Senior Managing Executive Officer of the Company

Director and Senior Managing Executive Officer of the Bank

		April 2010	Deputy President of the Company

Director and Deputy President of the Bank (to present)

		June 2010	Director of the Company (to present)

Takeshi Kunibe (March 8, 1954)	Director of the Company	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2011.

Officer in charge of Corporate Planning
Department, Financial Accounting
Department, Strategic Financial Planning
Department and Subsidiaries
& Affiliates Department

Director and Senior Managing Executive
Officer of the Bank
		June 2003	Executive Officer of the Bank

		April 2004	General Manager of Corporate Planning Department of the Company

		October 2006	Managing Executive Officer of the Bank

		April 2007	Managing Executive Officer of the Company

		June 2007	Director of the Company (to present)

		April 2009	Director and Senior Managing Executive Officer of the Bank (to present)

Satoru Nakanishi (August 31, 1953)	Director of the Company	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2011.

	Officer in charge of Consumer Business Planning Department Director and Senior Managing Executive Officer of the Bank	April 2004	Executive Officer of the Bank

		April 2006	Managing Executive Officer of the Bank

		April 2009	Senior Managing Executive Officer of the Company

Director and Senior Managing Executive Officer of the Bank (to present)

		June 2009	Director of the Company (to present)

Junsuke Fujii (December 22, 1952)	Director of the Company	April 1976	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

	Officer in charge of General Affairs Department and Human Resources Department Director and Senior Managing Executive Officer of the Bank	December 2002	General Manager, Human Resources Department of the Company

		June 2003	Executive Officer of the Bank

		April 2006	Managing Executive Officer of the Bank

		April 2008	Managing Executive Officer of the Company

		June 2008	Director of the Company (to present)

		April 2009	Director and Senior Managing Executive Officer of the Bank (to present)

Name	Current positions and principal outside
(Date of birth)	positions		Business experience	Expiration of current term as director or corporate auditor

Koichi Miyata (November 16, 1953)	Director of the Company	April 1976	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

Officer in Charge of Public Relations
Department, Corporate Planning
Department, Financial Accounting
Department, Strategic Financial
Planning Department and Corporate
Risk Management Department

Director and Senior Managing Executive
Officer of the Bank
		June 2003	Executive Officer of the Bank

		October 2006	Managing Executive Officer of the Bank

		April 2009	Director and Senior Managing Executive Officer of the Bank (to present)

		April 2010	Senior Managing Executive Officer of the Company

		June 2010	Director of the Company (to present)

Shigeru Iwamoto(1) (March 31, 1941)	Director of the Company Director of the Bank	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2011.

		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA)

		March 1976	Registered as a certified public accountant (to present)

		July 1992	Representative Partner of Asahi & Co. (currently, KPMG AZSA)

		May 1999	President of Asahi & Co.

		January 2004	President of KPMG AZSA

		May 2004	Chairman of KPMG AZSA

		June 2005	Retired from KPMG AZSA

		June 2009	Director of the Company (to present)

Director of the Bank (to present)

Yoshinori Yokoyama(1) (September 16, 1942)	Director of the Company Director of the Bank Director of ORIX Corporation	April 1966	Joined Mayekawa Associates, Architects & Engineers	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

		September 1973	Joined Davis Brody & Associates

		September 1975	Joined McKinsey & Company, Inc.

		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.

		June 2002	Retired from McKinsey & Company, Inc.

		June 2002	Director of ORIX Corporation (to present)

		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan

		June 2006	Director of the Company (to present)

Director of the Bank (to present)

Kuniaki Nomura(1) (June 13, 1945)	Director of the Company	April 1970	Registered as an attorney at law (to present)	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2011.

	Director of the Bank		Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)

		June 2009	Director of the Company (to present)

Director of the Bank (to present)

Attorney at law at Nomura Law Office (to present)

Name	Current positions and principal outside
(Date of birth)	positions		Business experience	Expiration of current term as director or corporate auditor

Hiroki Nishio (June 6, 1951)	Corporate Auditor of the Company	April 1974	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.

	Corporate Auditor of the Bank	April 2001	Executive Officer of the Bank

		June 2005	Managing Executive Officer of the Bank

		April 2007	Director and Senior Managing Executive Officer of the Bank

		April 2008	Senior Managing Executive Officer of the Company Director of the Bank

		June 2008	Resigned as Director of the Bank Senior Managing Director of the Company

		April 2009	Director of the Company

		June 2009	Resigned as Director of the Company

Corporate Auditor of the Company (to present)

Corporate Auditor of the Bank (to present)

Yoji Yamaguchi (June 14, 1955)	Corporate Auditor of the Company	April 1978	Joined Mitsui Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

		July 2004	General Manager of Hibiya Corporate Business Office I of the Bank

		April 2006	Co-General Manager of General Affairs Department of the Company

General Manager of Administrative Department of the Bank

		April 2008	Senior Manager of Head Office of the Bank

		June 2008	Corporate Auditor of the Company (to present)

Hideo Sawayama (December 6, 1955)	Corporate Auditor of the Company	April 1979	Joined Sumitomo Bank	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.

		April 2004	General Manager of Kanda Corporate Business Office II of the Bank

		April 2006	General Manager of Ningyocho Corporate Business Office of the Bank

		April 2009	Senior Manager of Head Office of the Bank

		June 2009	Corporate Auditor of the Company (to present)

Hiroshi Araki(2) (April 18, 1931)	Corporate Auditor of the Company	April 1954	Joined the Tokyo Electric Power Company, Incorporated	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2012.

Corporate Auditor of the Bank

	Advisor of the Tokyo Electric Power Company, Incorporated	June 1993	Director and President of the Tokyo Electric Power Company, Incorporated

		June 1999	Chairman of the Board of the Tokyo Electric Power Company, Incorporated

		September 2002	Advisor of the Tokyo Electric Power Company, Incorporated (to present)

		June 2004	Corporate Auditor of the Company (to present)

		June 2006	Corporate Auditor of the Bank (to present)

Ikuo Uno(2) (January 4, 1935)	Corporate Auditor of the Company	March 1959	Joined Nippon Life Insurance Company	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.

	Corporate Auditor of the Bank	April 1997	President of Nippon Life Insurance Company

	Chairman of the Board and Representative Director of Nippon Life Insurance Company	April 2005	Chairman of the Board and Representative Director of Nippon Life Insurance Company (to present)

		June 2005	Corporate Auditor of the Company (to present)

		June 2006	Corporate Auditor of the Bank (to present)

Name	Current positions and principal outside
(Date of birth)	positions		Business experience	Expiration of current term as director or corporate auditor

Satoshi Itoh(2) (July 25, 1942)	Corporate Auditor of the Company Corporate Auditor of the Bank	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	At the close of the annual general meeting of shareholders to be held for the fiscal year ended March 31, 2013.

		December 1970	Registered as a certified public accountant (to present)

		September 1978	Partner of Arthur Andersen & Co.

		September 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA)

		August 2001	Retired from Arthur Andersen & Co.

Retired from Asahi & Co. (currently, KPMG AZSA)

		April 2002	Special Professor at Chuo University Graduate School of International Accounting

		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting

		June 2009	Corporate Auditor of the Company (to present)

Corporate Auditor of the Bank (to present)

(1)	Messrs. Iwamoto, Yokoyama and Nomura satisfy the requirements for an “outside director” under the Companies Act.

(2)	Messrs. Araki, Uno and Itoh satisfy the requirements for an “outside corporate auditor” under the Companies Act.
       For more information, please see “Item 6.C. Board Practices”.
Familial Relationships
       There are no familial relationships between any of the directors and corporate auditors listed above.
Arrangements and Understandings
       There is no arrangement or understanding with any major shareholder, customer, supplier or other party, pursuant to which any of the directors and corporate auditors listed above were selected as a director or member of corporate auditors.
       6.B.      COMPENSATION
       The aggregate amounts of compensation paid by us and the Bank during the fiscal year ended March 31, 2010 to our directors and to our corporate auditors excluding the payment of retirement benefits were ¥302 million and ¥78 million, respectively.
       The amount of obligations set aside for the payment of retirement benefits during the fiscal year ended March 31, 2010 for our directors and auditors were ¥144 million and ¥17 million, respectively.
       Compensation for our directors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise provided in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Similarly, compensation to our board of corporate auditors must be approved by our shareholders at our general meeting of shareholders unless otherwise specified in our articles of incorporation. Our articles of incorporation currently do not have such provisions with respect to compensation for directors and corporate auditors.

       Compensation for an individual director and a corporate auditor is determined by our board of directors and by consultation among our corporate auditors, respectively, in accordance with our internal rules and our standard practice of approval at our general meeting of shareholders. To ensure objectivity in the process of determining such compensation, bonus and stock options to our board of directors and the board of directors of the Bank, we have formed a compensation committee in which an outside director serves as the chairman of the committee.
       In the fiscal year ended March 31, 2003, we granted stock options for certain directors and employees. In addition, in June 2010, a shareholders resolution was passed at the general meeting of shareholders to introduce stock compensation-type stock options to certain directors and corporate auditors in connection with the abolition of their retirement benefit program as of June 29, 2010. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. Following such resolution, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank on August 13, 2010. For additional information, see “Item 6.E. Share Ownership” or Note 40 “Share Based Payment” to our consolidated financial statements.
       6.C.   BOARD PRACTICES
General
       The Companies Act permits two types of governance systems for large public companies. The first system is for companies with committees (i.e., audit, nomination and compensation committees), and the other is for companies with a board of corporate auditors. We employ the board of corporate auditors governance model. Pursuant to Article 4 of our articles of incorporation, we maintain a corporate governance system consisting of a general meeting of shareholders, individual directors, a board of directors, individual corporate auditors, a board of corporate auditors and an accounting auditor as its primary components.
       Our articles of incorporation provide for a board of directors of not less than three. We currently have eleven directors. Our board of directors has ultimate responsibility for the administration of our affairs.
       By resolution, our board of directors elects representative directors from the directors who may represent us severally. Our board of directors may elect directors with titles (yakutsuki-torishimariyaku), executive officers with titles (yakutsuki-shikkoyakuin), and elect and/or remove executive officers and other important employees by resolution. In addition, our board of directors may assign or change to the designation of the duties of the directors and executive officers by resolution.
       Our president executes business affairs in accordance with resolutions made by the board of directors. Deputy Presidents, senior managing directors and managing directors assist the president in the management of our day-by-day operations. Our chairman serves as the chairman of and presides over our board of directors. This is done in order to separate the role of our president, whose responsibility is to exercise overall supervision of our business activities and other group companies, from the role of our chairman.
       The Companies Act requires a resolution of the board of directors for a company to execute important business strategies, including the acquisition and disposal of material assets, borrowing substantial amounts of money, the establishment of, changes in or abolition of branch offices or other material corporate organizations, issuance of bonds, establishment of internal control systems and exemption of directors and corporate auditors from liability to the Company in accordance with applicable laws and regulations.
       Under the Companies Act, a company with corporate auditors is not obligated to have any outside directors or to have any audit, nomination or compensation committees. However, we have three outside directors as part of our efforts to enhance corporate governance. In addition, we have voluntarily established our auditing, risk management, compensation and nominating committees to enhance effectiveness of our board of directors. To ensure the compliance of our execution of our business operations with legal regulations and generally accepted practices, the outside directors have been selected from among experts (including certified public accountants, lawyers and persons with consulting experience).
       Under the Companies Act, outside director means a director of any corporation who is neither an executive director nor an executive officer, nor an employee, including a manager, of such corporation or any of its subsidiaries, and who has never served in the past as an executive director, executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.
       Under the Companies Act, a corporation with board of corporate auditors shall have three or more corporate auditors, and half or more of them shall be outside corporate auditors. The board of corporate auditors shall appoint full-time corporate auditors from among the corporate auditors. Outside corporate auditor means an auditor of any corporation who has never served in the past as a director, accounting advisor (kaikei-sanyo) or executive officer, or as an employee, including a manager, of such corporation or any of its subsidiaries.
       We have six corporate auditors and three of them are outside corporate auditors. The auditors monitor the execution of business operations of us and our subsidiaries by attending meetings of the board of directors and listening to reports on operations from the directors and others. They also examine documents relating to important decisions and receive reports from the internal audit departments, representatives of our subsidiaries and our auditor.
       Our corporate auditors (who are not required to be and are not certified public accountants) have a statutory duty to examine the financial statements and business reports submitted by the board of directors to the general meeting of shareholders. They also have the duty to supervise the administration of our affairs by the directors in accordance with the auditing policy and rules prescribed by resolutions of the board of corporate auditors.
       All directors and corporate auditors are elected by our shareholders at a general meeting of shareholders. The term of office of a director shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within two years after the election of the director. The term of office of a corporate auditor shall expire upon conclusion of the annual general meeting of shareholders to be held for the last fiscal year ending within four years after the election of the corporate auditor. Directors and corporate auditors may serve any number of consecutive terms.
       As mentioned above, the committees of our board of directors were created to enhance effectiveness of governance by our board of directors to oversee our operations.
       The auditing committee is responsible for matters relating to internal audits on a group-wide basis, under delegated authority from the board of directors. Such matters include internal auditing policies and control systems for the Group, the Company and the Bank, and other important auditing issues of the Group. The committee regularly reports to the board of directors.
       The chairman of the auditing committee is Shigeru Iwamoto, who is an outside director. Other outside directors on the auditing committee are Yoshinori Yokoyama and Kuniaki Nomura. Other directors on the auditing committee are Masayuki Oku, chairman of our board of directors, Teisuke Kitayama, our president, and Wataru Ohara, our deputy president and officer in charge of the audit department.
       The compensation committee is responsible for matters relating to the compensation of the directors and executive officers of both the Company and the Bank, under delegated authority from the board of directors. Such matters include the determination of bonuses and stock option awards. The aim of the compensation committee is for the process of determining compensation to be transparent and objective and for the compensation to be appropriate. The committee reports to the board of directors.
       The chairman of the compensation committee is Kuniaki Nomura, who is an outside director. Other outside directors on the compensation committee are Shigeru Iwamoto and Yoshinori Yokoyama. Other directors on the compensation committee are Masayuki Oku, chairman of our board of directors, Teisuke Kitayama, our president, and Junsuke Fujii, a director and the officer in charge of our human resources department.
       In addition, the risk management committee supervises and reports to our board of directors on material group-wide risk management and compliance issues. The nominating committee supervises and reports to our board of directors on the selection of directors of both us and the Bank, issues related to selection of candidates for directorships, the appointment of managing directors and the appointment of representative directors and other material director personnel issues.

       These committees are each composed of from six to eight members including the chairman of the board, the president, and three outside directors. Outside directors are appointed to all these committees to facilitate corporate governance from an objective perspective. As noted above, because the need for objectivity is particularly acute in the case of the auditing committee and the compensation committee, the chairmanship of these committees is assigned to outside directors.
       At the operational level, we have created the Management Committee to act as the top decision-making body with respect to business administration and management supervision of the entire group. The committee, composed of directors designated by our president, considers important matters relating to the execution of business in accordance with the basic policies set by the Board and based on discussions held by the committee members.
       For the purpose of protecting the interests of shareholders in general, several securities exchanges, including the Tokyo Stock Exchange, introduced a new rule regarding independent directors/corporate auditors, which requires a listed company to have, from amongst the outside directors or outside corporate auditors, at least one independent director/ corporate auditor who does not have conflicting interests with shareholders as specified under the rule. All companies on these securities exchanges are required to report the name of such independent director/corporate auditor, which is disclosed to the public. The rule became effective on the day immediately after the general shareholders meeting for the fiscal year ended after March 1, 2010. We designate all three outside directors and outside corporate auditors as independent directors and independent corporate auditors, respectively.
Exemption from Liability
       Under the Companies Act and our articles of incorporation, we may exempt our outside directors and outside corporate auditors from liabilities to us arising in connection with their failure to execute their duties, within the limits stipulated by applicable laws and regulations. We have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the company arising in connection with a failure to execute their duties to the greater of either ¥10 million or the minimum liability amount prescribed in applicable laws.
Corporate Governance Practices
       Companies listed on the New York Stock Exchange, or NYSE, must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers, including us, are permitted to follow home country practices in lieu of certain provisions of Section 303A if such foreign private issuers meet certain criteria. We intend to rely on the exemption for home country practices upon listing of our ADSs on the NYSE.
       Foreign private issuers listed on the NYSE are required to provide to their U.S. investors a brief, general summary of the significant differences of corporate governance practices that differ from U.S. companies under NYSE listing standards. The following is a summary of the significant ways in which our corporate governance practices differ from NYSE standards followed by U.S. companies:
•	U.S. companies listed on the NYSE are required to have an audit committee composed entirely of independent directors. Under the Companies Act of Japan, we are required to have a corporate governance system based on either (i) a board of corporate auditors or (ii) committees. We adopt a corporate governance system based on a board of corporate auditors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company, i.e., to monitor the performance of the directors and review and express opinions on the method of auditing by the independent registered public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Under the Companies Act, we are required to have at least half of our corporate auditors be outside corporate auditors who meet the independence requirements under the Companies Act. Currently, three of our six corporate auditors are outside corporate auditors that meet such independence requirements. In addition, none of the corporate auditors may at the same time be directors, managers or employees of the company or any of its subsidiaries, or accounting participants or executive officers of such subsidiaries. While the Companies Act does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant. We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, which is available to foreign private issuers with a board of auditors (or similar body) meeting specified criteria. With respect to our board of corporate auditors, the criteria that we meet include the following:
•	responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us;

•	subject to procedures for the receipt, retention and treatment of complaints and the confidential, anonymous submission of concerns by employees regarding the status of our internal control system on accounting and financial reporting and internal and external audits;

•	each corporate auditor has the authority to engage independent counsel and other advisers if such engagement is necessary to carry out her or his duties; and

•	each corporate auditor has the ability to require us to pay any and all expenses necessary for carrying out her or his duties.
•	A NYSE-listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, all of which must be composed entirely of independent directors. While we, a company which has corporate auditors, are not required to establish a nominating committee or a compensation committee under Japanese law, we voluntarily established similar committees, each with six members, three of which are outside directors, to advise the board of directors on these matters in order to ensure transparency and impartiality in matters of personnel decisions affecting the board of directors and directors’ compensation.

•	The Companies Act requires that the aggregate amount of remuneration to be paid to all directors and the aggregate amount of remuneration to be paid to all corporate auditors to be determined by a resolution of a general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. Based on the above resolution, the distribution of remuneration among directors is broadly delegated to our board of directors, which takes into consideration the advisory opinion by the compensation committee, and the distribution of remuneration among corporate auditors is determined by consultation among our corporate auditors.

•	A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website. While we are not required to adopt such code under Japanese law or the rules of stock exchanges in Japan on which we are listed, we maintain our code of conduct as our standard for corporate conduct to be observed by our directors, officers and employees.
Independent Registered Public Accountants
       We are required to appoint independent registered public accountants, whose appointment is approved at a general meeting of shareholders. The independent registered public accountants have the statutory duty to examine the financial statements prepared in accordance with the Companies Act and approved by the board of directors, and report their opinion thereon to the designated corporate auditors and to the designated directors for notification to the shareholders. Examination by independent registered public accountants of our financial statements is also required for the purpose of the securities report filed through the Kanto Local Finance Bureau to the Prime Minister for public inspection in accordance with the FIEA. Our independent registered public accountants for these purposes are KPMG AZSA LLC.
Benefits upon Termination of Employment
       Neither we nor our subsidiaries maintain any directors’ service contracts providing for benefits upon termination of employment.

       6.D.   EMPLOYEES
       As of March 31, 2010, 2009 and 2008, on a consolidated basis, we had approximately, 57,900, 48,100 and 46,400 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We also had an average of approximately 13,400 temporary employees during the fiscal year ended March 31, 2010.
       The following tables show our full-time employees as of March 31, 2010 on a consolidated basis under Japanese GAAP broken down based on business segment and geographical location:

Percentage of full-time
employees at
March 31, 2010

Business segment:
Commercial Banking(1)	52%
Securities	14
Leasing	4
Credit Card	4
All other	26

Total	100%

(1)	The number of employees of the Bank represents 39% of the number of our employees on a consolidated basis. Further, the number of employees in the Bank’s Consumer Banking Unit, Middle Market Banking Unit, Corporate Banking Unit, International Banking Unit, Treasury Unit and Others represent 15%, 9%, 1%, 4%, 1% and 9% of the number of our employees on a consolidated basis, respectively.

Percentage of full-time
employees at
March 31, 2010

Location:
Japan	91%
Americas	2
Europe and Middle East	2
Asia and Oceania	5

Total	100%

       Most of the employees of the Bank are members of the Sumitomo Mitsui Banking Corporation Workers’ Union, which negotiates with the Bank concerning remuneration and working conditions. The union is affiliated with the Federation of City Bank Workers’ Unions. The Bank considers its labor relations to be excellent.
       We consider our level of remuneration, fringe benefits (including an employee share ownership program), working conditions and other allowances, which include lump-sum payments and annuities to employees upon retirement, to be generally competitive with those offered by other large enterprises in Japan.

       6.E.   SHARE OWNERSHIP
Shareholdings by Directors, Senior Management and Corporate Auditors
       The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2010:

Directors and corporate auditors:	Number of shares owned
Masayuki Oku	4,900
Teisuke Kitayama	4,200
Wataru Ohara	2,400
Hideo Shimada	2,500
Takeshi Kunibe	2,388
Satoru Nakanishi	2,800
Junsuke Fujii	2,300
Koichi Miyata	2,600
Shigeru Iwamoto	6,000
Yoshinori Yokoyama	—
Kuniaki Nomura	—
Hiroki Nishio	3,700
Yoji Yamaguchi	1,600
Hideo Sawayama	900
Hiroshi Araki	—
Ikuo Uno	—
Satoshi Itoh	—
       None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

Stock Option Plans and Other Remuneration for Directors and Senior Management
       Before our establishment in September 2002, the Bank granted 1,620 common stock options to certain directors and employees of the Bank. When we were established, we succeeded the stock acquisition rights from the Bank since the Bank stock was delisted from the Tokyo Stock Exchange. The following table provides an overview of the significant terms and conditions of our stock option plan.

2002 SMFG Stock Option Plan

Date of resolution	June 27, 2002

Title and number of grantees	677 directors and employees of the Company and the Bank

Number of stock options	1,620

Title and amount of securities called for by the options	162,000 shares of common stock(1) of the Company

Grant date	August 30, 2002

Condition for vesting	Not applicable

Requisite service period	Not applicable

Exercise period	June 28, 2004 to June 27, 2012

Exercise price	¥6,649 per share subject to adjustment(1)(2)

(1)	We implemented a 100-for-1 stock split of shares of our common stock and adopted a unit share system effective on January 4, 2009. The numbers described above was adjusted to reflect such stock split. At the end of March 31, 2009 and March 31, 2010, 108,100 shares of stock options were outstanding and exercisable up to June 2012.

(2)	As of March 31, 2010.
       In addition, on June 29, 2010, a resolution of general meeting of shareholders was passed to introduce the stock compensation-type stock options to directors, corporate auditors and executive officers, as an incentive for them to further contribute to the equity appreciation and better corporate performance through sharing the benefits and risks of share price performance with shareholders reflecting our review of the compensation system and abolishment of the retirement benefit for directors, corporate auditors and executive officers. The following table provides an overview of the significant terms and conditions of such stock option plan.

2010 SMFG Stock Option Plan
Date of resolution of general meeting of shareholders	June 29, 2010

Title of grantees.	Directors and corporate auditors of the Company

Number of stock options.	The maximum number of stock acquisition rights to be allocated to directors (excluding outside directors) and corporate auditors (excluding outside corporate auditors) within one year after the date of the general meeting of shareholders in each fiscal year is 1,000 and 400, respectively

The maximum number of shares to be issued upon exercise of stock acquisition rights.	The maximum number of shares to be issued upon exercise of stock acquisition rights to be allocated within one year after the date of the general meeting of shareholders in each fiscal year shall be 100,000 for directors (excluding outside directors) and 40,000 for corporate auditors (excluding outside corporate auditors)

Condition for vesting.	To be determined by a resolution of the board of directors granting options, including the condition that each grantee may exercise his/her stock acquisition rights after retirement

Requisite service period.	Not applicable

Exercise period.	Exercise period of stock acquisition rights shall be decided by the board of directors, but not exceeding 30 years from the date of allocation of stock acquisition rights

Exercise price.	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted

Following such resolution, on August 13, 2010, we granted stock options for certain directors, corporate auditors and executive officers of the Company and the Bank. The following table provides an overview of the significant terms and conditions of such stock option plan.

2010 SMFG Stock Option Plan

Date of resolution of board of directors	July 28, 2010

Title and number of grantees	82 directors, corporate auditors and executive officers of the Company and the Bank

Number of stock options	1,026

The number of shares to be issued upon exercise of stock acquisition rights	102,600 shares of common stock of the Company

Grant date	August 13, 2010

Condition for vesting	Grantees may exercise their stock acquisition rights within the Exercise Period from the day when they are relieved from their positions as either as a director, corporate auditor or executive officer of the Company and the Bank and until the expiry of 20 years from such date. Provided, however, that if they are not so relieved until August 12, 2039, they may exercise their stock acquisition rights from August 13, 2039 to August 12, 2040. In addition, if the Company merges into another company or becomes a wholly-owned subsidiary in which case, they may exercise their stock acquisition rights for 15 days after the date of resolution of such merger or other corporate action at the general shareholders meeting of the Company or at the meeting of the board of directors, as applicable.

Requisite service period	Not applicable

Exercise period	August 13, 2010 to August 12, 2040

Exercise price	¥1 per share granted upon exercise of each stock acquisition right, multiplied by the number of shares granted
       We have employee stock ownership associations in Japan for our, the Bank’s and other subsidiaries’ employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary to purchase our common stock through the relevant employee stock ownership association. The administrator of each association makes open-market purchases of our common stock for the account of the association on a monthly basis. We, the Bank and other subsidiaries contribute matching funds equivalent to 5% of the amount purchased by the relevant association. As of March 31, 2010, none of the employee stock ownership associations held more than 1% of our common stock.

Item 7.   Major Shareholders and Related Party Transactions
       7.A.   MAJOR SHAREHOLDERS
Major Shareholders
       Our major stockholders, appearing on our register of common stockholders as of March 31, 2010, were as follows:

		Percentage of
	Number of	shares
Name:	shares held	issued(1)
Japan Trustee Services Bank, Ltd. (Trust Account)	87,907,618	6.21%
The Master Trust Bank of Japan, Ltd. (Trust Account)	71,826,900	5.07%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,442,000	1.86%
THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT	21,990,703	1.55%
SSBT OD05 OMNIBUS ACCOUNT CHINA TREATY CLIENTS	18,141,191	1.28%
STATE STREET BANK AND TRUST COMPANY 505223	17,697,920	1.25%
STATE STREET BANK AND TRUST COMPANY 505225	17,664,774	1.24%
Nippon Life Insurance Company	15,466,682	1.09%
MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	14,761,477	1.04%
THE CHASE MANHATTAN BANK 385036	14,565,800	1.03%

(1)	Percentages are calculated based on the total number of common stocks then issued, including our treasury stock, and have been rounded down to the nearest second decimal point.
       Our major stockholders do not have different voting rights.
       The shareholders of our Preferred stock (Type 6) as of March 31, 2010, and the number and the percentage of such shares held by them, were as follows:

		Percentage of
	Number of	shares
Name:	shares held	issued(1)
SUMITOMO LIFE INSURANCE COMPANY	23,334	33.33%
Nippon Life Insurance Company	20,000	28.57%
MITSUI LIFE INSURANCE COMPANY LIMITED	16,667	23.81%
Mitsui Sumitomo Insurance Company, Limited	10,000	14.29%

(1)	Percentages are calculated based on the total number of preferred stocks then issued and have been rounded down to the nearest second decimal point.
Shareholders in the United States
       Because some of our common stock was held by brokers or other nominees, the number of shares held by and the number of beneficiary holders with addresses in the United States is not fully ascertainable. As of March 31, 2010, there were 245 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 18% of our outstanding common stock on that date.
Control of the Company
       To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s), severally or jointly.

Arrangements for Change in Control of the Company
       We know of no arrangements the operation of which may at a later time result in a change of control.
       7.B.    RELATED PARTY TRANSACTIONS
       We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. For the fiscal years ended March 31, 2010, 2009 and 2008, and up to the date of this registration statement, such transactions included, but were not limited to, loans, deposits, and guarantees. Furthermore, such transactions were immaterial and were made at prevailing market rates, terms and conditions, and did not involve more than the normal risk of collectibility or present other unfavorable features.
       During the fiscal years ended March 31, 2010, 2009 and 2008, and up to the date of this registration statement, none of our directors or corporate auditors or the Bank’s directors, and none of the close members of their respective families, had any transactions that were material or any transactions that were unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were a party, and no such transactions were proposed as of March 31, 2010. During the fiscal years ended March 31, 2010, 2009 and 2008, and up to the date of this registration statement, we made no loans to our directors or corporate auditors or the Bank’s directors other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.
       7.C.    INTERESTS OF EXPERTS AND COUNSEL
       Not applicable.
Item 8. Financial Information
       8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
       All relevant financial statements are attached hereto. See “Item 18. Financial Statements”. An excerpt from a press release announcing our unaudited consolidated financial information for the first quarter of the fiscal year ending March 31, 2011 prepared under Japanese GAAP is set forth in Annex A to this registration statement. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net profit and total equity for the fiscal year ended March 31, 2010 under IFRS, with those amounts under Japanese GAAP.
Export Sales
       Not applicable.
Legal Proceedings
       We are party to routine litigation incidental to our business, none of which is currently expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.
Dividend Policy and Dividends
       The declaration, payment and determination of any year-end dividend are subject to the approval of the holders of shares of our common stock at our general meeting of shareholders and to statutory restrictions. The declaration, payment and determination of the amount of any interim dividend require a resolution of our board of directors and are subject to statutory restrictions. Dividend payments are made to shareholders or pledgees of record as of the record dates for each payment. March 31 is the record date for year-end dividends and September 30 is the record date for interim dividends. The payment of annual and interim dividends on common stock is subject to prior payment of dividends on our preferred stock.
       We have a basic policy of steadily increasing returns to shareholders through the sustainable growth of our enterprise value, while enhancing our capital to maintain financial soundness in consideration of our public nature as a bank holding company. We aimed to realize a payout ratio of over 20% on a consolidated net income basis from the viewpoint of increasing returns to shareholders. Although the medium-term management plan expired, our basic approach has not changed. We continuously aim to increase returns to shareholders while taking into account new capital requirements and the competitive environment.
       The following table shows historical aggregate dividend payments per share of our common stock for each of the fiscal years from the fiscal year ended March 31, 2008 through the fiscal year ended March 31, 2010:

	Dividend per share

Fiscal year ended March 31,	Paid(1)	Declared(2)

2008	¥120	¥120
2009	90	140
2010	100	65

(1)	Dividend per share based on dividends in respect of each fiscal year including dividends proposed after current year end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.

(2)	Dividend per share based on dividends declared and recognized in the financial statements during each fiscal year.
       Annual preferred dividends on preferred stock issued by us outstanding as of the date of this registration statement must be paid before we may pay any dividends on our common stock. In addition, there are preferred securities entitled to receive dividends on a pari passu basis with our preferred stock.
       8.B.    SIGNIFICANT CHANGES
       No significant change in our financial position has occurred since the date of the financial statements included in this registration statement.
Item 9.    The Offer and Listing
       9.A.    LISTING AND DETAILS
Offering Details
       Not applicable.
Price History of the Shares
Market Price Information for Our American Depositary Shares
       We have applied to have our ADSs, each representing 1/5th of a share of our common stock, listed on the New York Stock Exchange.
       Currently, no public market exists for our ADSs.
Market Price Information for Our Shares
       See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

       The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our common stock since the fiscal year ended March 31, 2005 on the Tokyo Stock Exchange.

	Price per Share		Average daily trading volume

Fiscal year ended March 31, except quarter and month data:	High	Low
			(Number of
	(In yen)		shares)

2005	¥8,540	¥5,990	3,441,120
2006	13,700	6,590	3,781,119
2007	13,900	10,100	3,211,378
2008	12,100	6,330	4,948,529
2009:
First quarter	9,640	6,570	7,087,019
Second quarter	8,950	5,640	7,434,384
Third quarter	6,720	2,685	10,376,319
Fourth quarter	4,250	2,585	8,374,583
Full year	9,640	2,585	8,135,967
2010:
First quarter	4,520	2,905	14,221,225
Second quarter	4,240	2,970	8,817,765
Third quarter	3,500	2,610	11,095,290
Fourth quarter	3,160	2,591	19,279,462
Full year	4,520	2,591	13,310,559
Most recent six months:
April	3,355	3,055	12,788,676
May	3,015	2,611	14,963,117
June	2,760	2,500	8,452,777
July	2,687	2,451	11,967,629
August	2,743	2,496	8,104,395
September	2,666	2,424	10,396,055
October (through October 15, 2010)	2,533	2,365	14,223,800
Listing Details
Type and Class of Securities Being Listed
       This registration statement relates to our common stock, without par value. Shares of our common stock are represented by share certificates. See “Item 10. Additional Information” for additional information regarding our common stock. The ADSs are issuable pursuant to the deposit agreement to be entered into between Citibank, N.A., as depositary, us and all owners and holders from time to time of ADSs issued thereunder. The ADSs may be evidenced by American Depositary Receipts, or ADRs, and each ADS represents 1/5th of a share of our common stock deposited under the deposit agreement with Sumitomo Mitsui Banking Corporation, as custodian, or any additional successor or successors to such custodian.
       The rights of holders of ADSs, are governed by the deposit agreement included as Exhibit 2.1 to this registration statement. See also “Item 12. Description of Securities Other than Equity Securities—American Depositary Shares” in this registration statement.
       9.B.   PLAN OF DISTRIBUTION
       Not applicable.

       9.C.   MARKETS
       The primary trading market for our common stock is the Tokyo Stock Exchange. Our common stock is also listed on the Osaka Securities Exchange and the Nagoya Stock Exchange. Our common stock is not listed on any securities exchange outside of Japan.
       We have applied to have our ADSs listed on the NYSE.
       9.D.   SELLING SHAREHOLDERS
       Not applicable.
       9.E.   DILUTION
       Not applicable.
       9.F.   EXPENSES OF THE ISSUE
       Not applicable.
Item 10.  Additional Information
       10.A.  SHARE CAPITAL
       As of March 31, 2010, we had an authorized share capital of 1,500,000,000 shares of common stock and 684,101 shares of preferred stock, and all of the issued shares of capital stock are outstanding, except for 3,730,100 shares of common stock we held as treasury stock. As of March 31, 2010, the Bank held 13,340,000 shares and Nikko Cordial Securities held 200 shares, the voting rights of which cannot be exercised. In addition, 2,067,425 shares of our common stock, the voting rights of which cannot be exercised by holders because such holders only hold shares less than a unit, are outstanding. All shares of common stock and preferred stock are fully paid. As of the date of this registration statement, we have an authorized share capital of 3,000,000,000 shares of common stock. We are no longer authorized to issue preferred stock (Type 4).
       The following table shows as of March 31, 2010 the numbers of our authorized and our issued shares:

	Number of shares	Number of shares
	authorized(1)	issued(2)
Share type:
Common stock, without par value	1,500,000,000	1,414,055,625
Preferred stock (Type 4)	50,100	—
Preferred stock (Type 5)	167,000	—
Preferred stock (Type 6)	70,001	70,001
Preferred stock (Type 7)	167,000	—
Preferred stock (Type 8)	115,000	—
Preferred stock (Type 9)	115,000	—

Total	1,500,684,101	1,414,125,626

(1)	At the shareholders meeting held on June 29, 2010, we amended our articles of incorporation to increase the total number of authorized shares of common stock from 1,500,000,000 to 3,000,000,000 and to delete the provision regarding 50,100 shares of authorized preferred stock (Type 4). Accordingly, the total number of authorized shares was increased from 1,500,684,101 to 3,000,634,001.

(2)	Includes 3,730,100 shares of common stock held as treasury stock.

       The following table shows our history of share capital in the fiscal years ended March 31, 2010, 2009 and 2008:

					Applicable
		Number of		Number of	exercise
		outstanding shares		outstanding shares	price/amount paid
	Issue date or period	issued or repurchased		after issue or repurchase	per share
					(In yen)

Types of issue or repurchase:
Conversion of the Fifth to Eighth series Type 4 preferred stock	April 30, 2008	Common stock issued:	157,151	8,010,905.77	318,800
Cancellation of the Fifth to Eighth series Type 4 preferred stock	May 16, 2008	Fifth to Eighth series Type 4 preferred stock:	(16,700)	7,994,205.77	N.A.
1 to 100 stock split	January 4, 2009	Common stock issued:	781,189,672.23	789,183,878	N.A.
Issuance of common stock	June 22, 2009	Common stock issued:	219,700,000	1,008,883,878	3,766
Issuance of common stock	July 27, 2009	Common stock issued:	8,931,300	1,017,815,178	3,766
Issuance of common stock	January 27, 2010	Common stock issued:	340,000,000	1,357,815,178	2,702.81
Conversion of the First to Fourth and Ninth to Twelfth series Type 4 preferred stock	January 28, 2010	Common stock issued:	36,343,848	1,394,159,026	2,757
Cancellation of the First to Fourth and Ninth to Twelfth series Type 4 preferred stock	February 8, 2010	First to Fourth and Ninth to Twelfth series Type 4 preferred stock:	(33,400)	1,394,125,626	N.A.
Issuance of common stock	February 10, 2010	Common stock issued:	20,000,000	1,414,125,626	2,702.81
       10.B.   MEMORANDUM AND ARTICLES OF INCORPORATION
       Set out below is information concerning our share capital, including a summary of provisions of our articles of incorporation and share handling regulations and of the Companies Act relating to joint stock corporations (kabushiki-kaisha) and related legislation, each as currently in effect.
Register and Entry, Objects and Purposes of the Company
       The Company is a joint stock corporation (kabushiki-kaisha) incorporated in Japan under the Companies Act (kaishaho) of Japan. It is registered in the commercial register (shogyo-tokibo) maintained by the Chiyoda Branch Office of the Tokyo Bureau of Legal Affairs.
       Article 2 of our articles of incorporation provide that our purpose is to engage in the following business activities:
•	management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act; and

•	any business incidental to the business mentioned in the foregoing item.
Provisions Relating to Directors
       With respect to directors, the Companies Act and our articles of incorporation, bylaws and associated internal rules issued pursuant to the articles provide in summary as follows:
•	a director is not entitled to vote on a proposal or arrangement or contract in which the director has a special interest;

•	the remuneration for directors are determined at a general meeting of shareholders and, within the upper limit approved at the shareholders’ meeting, the board of directors will determine the amount of compensation for each director; however, the board of directors may, by its resolution, leave such decision to the discretion of our representative director;

•	the board of directors has authority to approve transactions between the directors and us;

•	there are no provisions requiring the mandatory retirement of directors at a specified age; and

•	share ownership is not required in order to be eligible to serve as a director.
Rights, Preferences and Restrictions of the Shares
       A joint stock corporation is a legal entity incorporated under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of stock in the corporation, and shareholders’ liability is limited to the amount of the subscription for the shares.
       We may issue shares from our authorized but unissued share capital following a resolution by our board of directors. An increase in our authorized share capital requires an amendment of our articles of incorporation, which generally requires approval of our common and preferred shareholders.
Common Stock
       General
       On January 5, 2009, a new central clearing system of shares of Japanese listed companies was enacted under the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares and Other Securities, or Book-Entry Transfer Act, and the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, became subject to this new system. Pursuant to the new system, all share certificates of companies then listed in Japan became null and void on the effective date.
       Under the new clearing system, a person must have an account at an account managing institution or at Japan Securities Depository Center, Inc., or JASDEC, in order to hold, sell or otherwise dispose of listed shares. Account managing institutions include financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act, and only those financial institutions that meet further stringent requirements of the Book-Entry Transfer Act can open accounts directly at JASDEC. Under the Book-Entry Transfer Act, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution. The holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account.
       Under the Companies Act and the Book-Entry Transfer Act, in order to assert shareholders’ rights against us, a shareholder’s name and address must be registered in our register of shareholders, except in limited circumstances. Under the new clearing system, such registration is made upon our receipt of the necessary information from JASDEC. Nonresident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each nonresident shareholder must give notice of a standing proxy or a mailing address to the relevant account managing institution. That notice will be forwarded to us through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to nonresident shareholders are delivered to standing proxies or mailing addresses.
       Our transfer agent is The Sumitomo Trust and Banking Company, Limited.
       Distributions of Surplus
       As a holding company, we expect that most of our cash flow will come from dividends that the Bank pays us. Under some circumstances, various statutory or contractual provisions may restrict the dividends the Bank can pay us. For example, if the Bank does not have sufficient distributable amounts, it will be unable to pay dividends and we, in turn, may be unable to pay dividends on shares of our common stock. Since we are a holding company, our ability to pay dividends mainly depends on the financial performance of our principal operating subsidiary, the Bank.
       Under the Companies Act, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, will take the form of distributions of surplus (as described in “—Restriction on Distributions of Surplus”). We are permitted to make distributions of surplus to our shareholders any number of times per fiscal year, subject to limitations described in “—Restriction on Distributions of Surplus”. Distributions of surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors if:
(1)	our articles of incorporation so provide (our current articles of incorporation do not have a provision to that effect);

(2)	the normal term of office of our directors is no longer than one year (our current articles of incorporation provide the normal term of office of our directors expires upon the conclusion of the ordinary general shareholders’ meeting to be held for the last fiscal year ending within two years after the election); and

(3)	our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit or loss, as required by an ordinance of the Ministry of Justice.
       In an exception to the above rule, even if the requirements described in (1) through (3) are not met, we are permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year if our articles of incorporation so provide. Our current articles of incorporation provide for distributions of surplus as interim dividends, the record date for which is September 30 of each year.
       Distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or by the board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of assets to be distributed, the manner of allocation of the assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or by the board of directors, grant the right to our shareholders to require us to make the distribution in cash instead of in kind. If that right is not granted to shareholders, then the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders.
       Under our articles of incorporation, the record dates for annual dividends and interim dividends are March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the third business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distributions of surplus to be made in cash which have not been received after five years from the commencement date of those distributions.
       Restriction on Distributions of Surplus
       Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock. In the event we pay an interim dividend on shares of our common stock, the interim dividend payment is also subject to the prior payment of interim dividends on the shares of preferred stock.
       When we make a distribution of surplus, we must set aside in our capital reserve or retained earnings reserve an amount equal to one-tenth of the amount of surplus so distributed as required by an ordinance of the Ministry of Justice.
       The amount of surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D – (E + F + G)
       In the above formula:
“A” =	the total amount of other capital surplus and other retained earnings, each being the amount that appears on our non-consolidated balance sheet as of the end of the last fiscal year;

“B” =	if we have disposed of treasury stock after the end of the last fiscal year, the amount of the consideration for that treasury stock received by us less the book value thereof;

“C” =	if we have reduced our stated capital after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to capital reserve or retained earnings (if any);

“D” =	if we have reduced our capital reserve or retained earnings after the end of the last fiscal year, the amount of that reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	if we have cancelled treasury stock after the end of the last fiscal year, the book value of that treasury stock;

“F” =	if we have distributed surplus to our shareholders after the end of the last fiscal year, the total book value of the surplus so distributed; and

“G” =	other amounts set forth in an ordinance of the Ministry of Justice, including:
•	if we have reduced surplus and increased our stated capital, capital reserve or retained earnings after the end of the last fiscal year, the amount of that reduction; and

•	if we have distributed surplus to shareholders after the end of the last fiscal year, the amount set aside in our capital reserve or retained earnings, if any, as required by ordinances of the Ministry of Justice.
       The aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount as calculated on the effective date of the distribution. Our prescribed distributable amount at any given time shall be the amount of surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any treasury stock we disposed of after the end of the last fiscal year, (c) the sum of net unrealized losses on other securities and unrealized losses on land valuation, and (d) other amounts set forth in an ordinance of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of the stated capital, capital reserve and retained earnings reserve, each being the amount in our non-consolidated balance sheet as of the end of the last fiscal year) all or a certain part of the exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have prepared interim financial statements in accordance with the ordinances of the Ministry of Justice as described below, and if the interim financial statements have been approved by the board of directors or (if so required) by a general meeting of shareholders, then the prescribed distributable amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period for which the interim financial statements have been prepared. We will be permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of the balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or accounting auditors, as required by an ordinance of the Ministry of Justice.
       Voting Rights
       Holders of shares of common stock have one voting right for each unit of shares held by them. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general shareholders’ meeting by the holder of a majority of the total number of the voting rights represented at the meeting. In our articles of incorporation the quorum to elect directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may cast their votes by mail or via the internet. Our shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.
       The Companies Act provides that certain important matters shall be approved by a special resolution of a general shareholders’ meeting. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Important matters include:
•	amending the articles of incorporation (except for amendments that may be authorized by the board of directors under the Companies Act);

•	reducing stated capital which meets certain requirements, with some exceptions;

•	removing a corporate auditor;

•	dissolving, merging or consolidating requiring shareholders’ approval;

•	establishing a parent and a wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

•	transferring the whole or a substantial part of our business;

•	taking over the whole business of another company requiring shareholders’ approval;

•	corporate split requiring shareholders’ approval;

•	consolidating shares of common stock;

•	acquiring shares of common stock from a specific shareholder other than one of our subsidiaries;

•	issuing or transferring new shares or existing shares held by us as treasury stock to persons other than the shareholders at a specially favorable price;

•	issuing stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under specially favorable conditions;

•	exempting some liability of a director or corporate auditor; and

•	distributing surplus in-kind if shareholders are not granted the right to require us to make a distribution in cash instead of in-kind.
       Capital and Reserves
       When we issue new shares, the amount of the cash or assets paid or contributed by subscribers for new shares (with some exceptions) is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the cash or assets as capital reserve by resolutions of the board of directors.
       We may reduce our capital reserve or retained earnings reserve generally by resolution of a general meeting of shareholders. We may account for the whole or any part of the reduction as stated capital if we so decided by the same resolution. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and may account for the whole or any part of the reduction as capital reserve if we so decide by the same resolution. We may reduce our surplus and increase either (1) stated capital or (2) capital reserve and/or retained earnings reserve by the same amount, in either case by resolution of a general meeting of shareholders.
       Stock Splits
       We may at any time split our outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is the common stock, we may increase the number of authorized shares in the same ratio as that of the stock split by amending our articles of incorporation. We may effect such an amendment by resolution of the board of directors without shareholder approval.
       We must give public notice of a stock split, specifying the record date therefore, not less than two weeks prior to the record date.
       The board of directors, on May 16, 2008, adopted a resolution on a stock split. The record date for the stock split was one day prior to the effective date of the stock split. Our shareholders approved amendments to the articles of incorporation to abolish the fractional share system and to adopt a unit share system, under which 100 shares of common stock constitute one unit, at our shareholders’ meeting held on June 27, 2008. These amendments to our articles of incorporation became effective on January 4, 2009.

       Unit Share System
       We adopted a unit share system, under which 100 shares of our common stock constitute one unit, effective on January 4, 2009. Under the unit share system, shareholders have one voting right for each unit of shares held by them at a general meeting of shareholders, and shares constituting a fractional unit carry no voting rights. Under our articles of incorporation, the holders of shares constituting a fractional unit do not have shareholder rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice, which include the rights (1) to receive dividends, (2) to receive cash or other assets in case of consolidation or split of shares, share exchange or share transfer, or merger, or (3) to be allotted rights to subscribe for free new shares and stock acquisition rights when those rights are granted to shareholders. We may cease to use the unit share system by amendment to the articles of incorporation without shareholders’ approval even though amendments to the articles of incorporation generally require a special resolution of the general meeting of shareholders.
       A holder of shares of our common stock constituting less than one unit may at any time request us to purchase those shares. In addition, a holder of shares of our common stock constituting less than one unit may at any time request us to sell to it the number of shares necessary to raise its share ownership to a whole unit. Under the clearing system operated by JASDEC, such request must be made through the financial institution where the shareholder has opened its account.
       The price at which shares of our common stock constituting less than one unit will be purchased or sold by us pursuant to such request will be equal to either (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when such request is received by our transfer agent, or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which sale of such shares is executed on the Tokyo Stock Exchange immediately thereafter. Pursuant to our share handling regulations, an amount equal to the applicable brokerage commission will be deducted from the price so determined.
       Under the new clearing system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly, may not be sold on the Japanese stock exchanges.
       Liquidation Rights
       In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and required distribution payments to preferred shareholders, if any, will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold. For liquidation preference for residual assets to the holders of preferred stock, see “—Preferred Stock—Liquidation Rights”.
       Redemption Provisions and Sinking Fund Provisions
       Our common stock has no redemption provisions or sinking fund provisions.
       Liability to Further Calls or Assessments
       Our shares of common stock outstanding, including shares represented by the ADSs, are fully paid and nonassessable.
       Legal Restrictions on Acquisitions of Shares
       The FIEA and its related regulations require any person who has become solely or jointly a beneficial holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange, to file with the director of an appropriate local finance bureau of the Ministry of Finance within five business days a report concerning the shareholdings. With some exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in those holdings or any change in material matters set out in reports previously filed. For this purpose, shares issuable to a holder upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the company and to all the Japanese stock exchanges on which the shares are listed.

       Under the Banking Act, a person who desires to hold 20% (in some exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the FSA Commissioner. In addition, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director of an appropriate local finance bureau within five business days. This requirement is separate from the significant shareholdings report required under the FIEA. See “Item 4.B. Business Overview—Regulation—Japan—Examination and Reporting Applicable to Shareholders of a Bank”.
       Subscription Rights
       Holders of shares of our common stock have no preemptive rights. Authorized but unissued shares of common stock may be issued at the times, and upon the terms the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a specially favorable price mentioned in “—Voting Rights” above. The board of directors may, however, determine that the holders of shares of common stock be given subscription rights to new shares of common stock, in which case they must be given on uniform terms to all holders of shares of common stock as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom subscription rights is given must also be given at least two weeks’ prior notice of the date on which the rights expire.
       Stock Acquisition Rights
       We may issue stock acquisition rights (shinkabu-yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu-yoyakuken-tsuki-shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under specially favorable conditions, as described in “—Voting Rights”.
       Record Date
       March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders. September 30 is the record date for payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.
       Under the Book-Entry Transfer Act, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to give us notice of the names and addresses of our shareholders, the numbers of shares held by them, and other relevant information as of a record date promptly after we set it.
       Our Acquisition of Our Own Shares of Common Stock
       We may acquire shares of our common stock (1) by way of purchase on any Japanese stock exchange on which shares of our common stock are listed, or by way of tender offer (in either case, pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the board of directors), (2) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (3) from any of our subsidiaries (pursuant to a resolution of the board of directors). In the case of (2) above, any other shareholder may make a request to a director, at least five days prior to the relevant shareholders’ meeting, to include the shareholder as a seller in the proposed purchase. However, that right is not available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares to be purchased from the shareholder.
       The total amount of the purchase price of shares of common stock may not exceed the prescribed distributable amount, as described in “—Common Stock—Restriction on Distributions of Surplus”.
       We may hold the shares of common stock acquired, and may generally dispose of or cancel those shares by resolution of the board of directors.

       Disposal of Shares of Our Common Stock Held by Shareholders Whose Location Is Unknown
       We are not required to send notices to a shareholder if notices have failed to arrive for five consecutive years or more at his or her address in our register of shareholders unless we are notified of a new address. If the shareholder also fails to receive distributions of surplus on the shares for five or more consecutive years at his or her address in our register of shareholders or otherwise as specified, then we may in general dispose of those shares at their then-market price and hold or deposit the proceeds of that disposition on behalf of that shareholder.
Preferred Stock
       The following is a summary of information concerning provisions of our articles of incorporation and outstanding shares of our preferred stock. Detailed terms of our preferred stock are set out in our articles of incorporation and resolutions of the board of directors relating to the issuance of the relevant series of preferred stock.
       General
       As of the date of this registration statement, under our articles of incorporation, we are authorized to issue 167,000 shares of Type 5 preferred stock, 70,001 shares of Type 6 preferred stock, 167,000 shares of Type 7 preferred stock, 115,000 shares of Type 8 preferred stock and 115,000 shares of Type 9 preferred stock.
       In February 2003, we issued 50,100 shares of Type 4 preferred stock for an aggregate price of ¥150.3 billion. The Type 4 preferred stock was issued at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. On April 30, 2008, Goldman Sachs exercised the acquisition rights granted to 16,700 shares of the Type 4 preferred stock and on January 28, 2010, Goldman Sachs exercised the acquisition rights granted to 33,400 shares of Type 4 preferred stock.
       In March 2005, we issued 70,001 shares of our 1st series Type 6 preferred stock for an aggregate issue price of ¥210 billion. The Type 6 preferred stock was allocated using a third-party allocation of shares at a price of ¥3,000,000 per share, ¥1,500,000 of which was accounted for as stated capital. Sumitomo Life Insurance Company acquired 23,334 shares, Nippon Life Insurance Company acquired 20,000 shares, Mitsui Life Insurance Company, Limited acquired 16,667 shares and Mitsui Sumitomo Insurance Company, Limited acquired 10,000 shares. The purchasers need our prior consent to transfer any of the preferred stock to any third party up until March 29, 2013.
       As of the date of this registration statement, we have no other preferred stock outstanding except for the outstanding 70,001 shares of Type 6 preferred stock. The following is a summary of the relevant terms of our outstanding preferred stock.
       Preferred Dividends
       If we pay dividends, we must pay cash dividends to holders of shares of our preferred stock in preference to the holders of our common stock. If preferred interim dividends stipulated in our articles of incorporation were paid during the relevant fiscal year, the amount of the preferred interim dividends shall be subtracted from the amount of annual preferred dividends.
       The 1st series of Type 6 preferred stock bears an annual noncumulative dividend of ¥88,500 per share, and if we pay an interim dividend, holders are entitled to receive ¥44,250 in preference to common shareholders.
       Holders of preferred stock are not entitled to any dividends in excess of the amount described above.
       Our failure to declare annual preferred dividends in full in respect of any fiscal year on a series of preferred stock gives the holders of that preferred stock certain voting rights.
       Liquidation Rights
       In the event of our voluntary or involuntary liquidation, holders of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of our common stock, to receive out of our residual assets upon liquidation a distribution of ¥3,000,000 per share in the case of Type 6 preferred stock.

       Preferred stockholders are not entitled to any further dividends or other participation or distribution of our residual assets upon our liquidation.
       Voting Rights
       Our articles of incorporation provide that holders of preferred stock are only entitled to receive notice of, and to vote at, a general meeting of shareholders:
•	from the commencement of our annual general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to the meeting; or

•	from the close of our annual general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at the meeting.
       In both cases, these rights of our preferred stockholders lapse when a resolution of a meeting of shareholders declaring a preferred dividend is approved.
       The Companies Act provides that a separate resolution of a meeting of the holders of the preferred stock is required in order to approve certain matters which would prejudice their interests, including:
•	amendments to the articles of incorporation to add new classes of shares to be issued, alter the terms of the shares or increase the number of shares or authorized number of any class of shares, with certain exceptions;

•	consolidations or splits of shares;

•	dividends of shares or stock acquisition rights to shareholders without any consideration;

•	grants of preemptive rights for new shares or stock acquisition rights;

•	amalgamations or mergers;

•	certain corporate splits;

•	share exchanges;

•	share transfers; and

•	other matters set forth in the articles of incorporation.
       Except for the amendments described above, the articles of incorporation may expressly permit certain of the above matters to be approved without a separate resolution. Our articles of incorporation do not include that express permission.
       Ranking
       The outstanding shares of our preferred stock rank pari passu with each other as to participation in our profits or assets, including dividends and distributions of residual assets upon our liquidation.
       Unless holders of our preferred stock give approval, we may not create or issue any other shares ranking in priority as regards the right to receive distributions of surplus or the right to receive distributions of residual assets or otherwise in priority to the preferred stock already issued. However, without obtaining the consent of holders of the preferred stock, we may issue other preferred stock ranking pari passu with the preferred stock already issued as to the order of participation in our profits or assets, and carrying rights to preferred dividends, or terms of conversion that our board of directors may determine, subject to limitations set forth in our articles of incorporation and the Companies Act.

       Purchase or Redemption of Preferred Stock
       Subject to the requirements provided in the Companies Act, we may purchase out of our prescribed distributable amounts any shares of the preferred stock then outstanding at any time and cancel that preferred stock. Also subject to the requirements provided in the Companies Act, we may redeem all or some of the 1st series of Type 6 preferred stock out of our prescribed distributable amounts at any time on or after March 31, 2011 at a price of ¥3,000,000 per share.
       Mandatory Redemption Provisions and Sinking Fund Provisions
       Our preferred stock has no mandatory redemption provisions and sinking fund provisions.
       Stock Splits
       Our articles of incorporation provide that no stock split shall be made to the preferred stock unless otherwise provided for in any law or regulation.
       Subscription Rights
       Our articles of incorporation provide that we shall not grant holders of preferred stock any right to subscribe for new shares or stock acquisition rights.
       Conversion
       Type 6 preferred stock is nonconvertible.
       Liability to Further Calls or Assessments
       Our preferred stock outstanding is fully paid and non-assessable.
Conditions to Change Shareholders’ Rights
       Our articles of incorporation do not specify what actions or quorums are required to change the rights of holders of our stock.
General Meeting of Shareholders
       Our annual general meeting of shareholders is held within three months after the end of each fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, the time and the purpose thereof, and certain matters set forth in the Companies Act and in ordinances of the Ministry of Justice, must be given to each holder of shares of common stock with voting rights (or to the standing proxy or mailing address in Japan of a nonresident shareholder) at least two weeks prior to the date set for the meeting. The record date for an annual general meeting of shareholders is March 31 of each year.
       Any shareholder or group of shareholders holding at least three percent of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such a general meeting of shareholders is convened promptly, or a convocation notice of a meeting which is to be held not later than eight weeks from the day such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such shareholders’ meeting.
       Any shareholder holding at least 300 voting rights or one percent of our total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide. Our articles of incorporation currently do not include any of those provisions.

       To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may appoint a proxy by a written power of attorney for the meeting. Such proxy must be one of our shareholders with voting rights.
Limitations on the Rights to Hold Our Common Stock by Foreign Investors
       There are no specific limitations imposed by the laws of Japan, our articles of incorporation, or our other constituent documents, on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock. For additional information, See “Common Stock—Voting Rights”.
Anti-Change in Control Provisions
       There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of us, and that would operate only with respect to a merger, consolidation, acquisition or corporate restructuring involving us.
Provisions Governing Changes in the Company’s Capital
       We have no conditions more stringent than are required by law imposed by our articles of incorporation governing changes in capital.
       10.C.   MATERIAL CONTRACTS
       All contracts that we are currently a party to, or were a party to during our two most recently completed fiscal years up to the date of this registration statement, were entered into in the ordinary course of business or were otherwise immaterial.
       10.D.   EXCHANGE CONTROLS
Japanese Foreign Exchange Regulations
       The Foreign Exchange and Foreign Trade Act of Japan, and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to our shares, and the acquisition and holding of our shares by nonresidents of Japan and foreign investors, both as defined below.
       Nonresidents of Japan are individuals who are not residents in Japan and corporations whose principal offices are located outside Japan. Generally, branches and offices of nonresident corporations located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as nonresidents of Japan.
       “Foreign investors” are defined as:
•	individuals not residing in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations of which 50% or more of the voting rights are held, directly or indirectly, by individuals not residing in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are individuals not residing in Japan.

Acquisition of Shares
       In general, a nonresident who acquires our shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act authorizes the Minister of Finance of Japan and the Ministers responsible for the business to require a prior submission for any such acquisition in certain limited circumstances.
       If a foreign investor acquires shares of our common stock, and, together with parties who have a special relationship with such foreign investor, holds 10% or more of the issued shares of our common stock as a result of the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent minister by the fifteenth day of the month immediately following the month to which the date of such acquisition belongs.
       Except for the general limitation under Japanese antitrust and antimonopoly regulations against shareholdings in the capital stock of a Japanese corporation which lead or may lead to a restraint of trade or monopoly, and general limitations under the Companies Act or our articles of incorporation on the rights of shareholders applicable, regardless of residence or nationality, there is no limitation under Japanese law and regulations applicable to us, or under our articles of incorporation on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares.
Dividends and Proceeds of Sale
       Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by nonresidents of Japan, may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of our shares by nonresidents by way of a stock split is not, in general, subject to any notification or reporting requirements.
       10.E.   TAXATION
Japanese Taxation
       The following is a summary of the principal Japanese national tax consequences to owners of shares of our common stock or ADSs representing shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan, or Non-Resident Shareholders. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this registration statement and are subject to changes in the applicable Japanese law or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.
       For the purpose of Japanese taxation, a Non-Resident Shareholder of ADSs will generally be treated as the owner of the shares underlying the ADSs, which may be evidenced by one or more ADRs.
       Generally, a Non-Resident Shareholder of shares of our common stock or ADSs will be subject to Japanese income tax collected by way of withholding on dividends we pay and that tax is withheld from the payment of dividends. Stock splits are, in general, not subject to Japanese income tax or corporation tax.
       In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to Non-Resident Shareholders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (including shares of our common stock or ADSs) to Non-Resident Shareholders, except for any individual shareholder who owns 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (1) 7% for dividends due and payable on or before December 31, 2011 and (2) 15% for dividends due and payable on or after January 1, 2012.
       As of the date of this registration statement, Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, while the income tax treaties with Australia, France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by those pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty will be available when the maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of common stock or ADSs. A Non-Resident Shareholder of shares of our common stock who is entitled, under any tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance, through the withholding agent, to the relevant tax authority before payment of dividends. A standing proxy for a Non-Resident Shareholder may provide the application services. See “Item 10.B Memorandum and Articles of Incorporation—Common Stock—General”. With respect to ADSs, this reduced rate or exemption will be applicable to Non-Resident Shareholders of ADSs if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends), together with certain other documents. To claim this reduced rate or exemption, Non-Resident Shareholders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. A Non-Resident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if the Non-Resident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if the Non-Resident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.
       Gains derived from the sale outside Japan of shares of our common stock or ADSs by a Non-Resident Shareholder who is a portfolio investor are, in general, not subject to Japanese income tax or corporation tax.
       Any deposits or withdrawals of shares of our common stock by a Non-Resident Shareholder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.
       Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of our common stock or ADSs from another individual as a legatee, heir or donee, even if the individual is not a Japanese resident.
       Potential investors should consult with their own tax advisors regarding the Japanese tax consequences of the ownership and disposition of shares of common stock or ADSs in light of their particular situations.
United States Federal Income Taxation
       The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to hold the shares or ADSs. This discussion does not address U.S. state, local and non-U.S. tax consequences. As used herein, a U.S. Holder is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (1) a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
       The discussion applies only to U.S. Holders who hold the shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address all of the tax consequences which may be applicable to special classes of holders, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside the United States.
       If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding shares or ADSs should consult their own tax advisors.
       This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed United States Treasury regulations, as well as the double taxation treaty between Japan and the United States, or the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement or undertaking will be performed in accordance with its terms.
       In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.
       The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Japanese taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

       U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares or ADSs in their particular circumstances.
       This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.
Taxation of Distributions
       Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to a U.S. Holder as dividends. The amount of the dividends a U.S. Holder will be required to include in income will equal the U.S. dollar value of the yen dividend, calculated by reference to the exchange rate in effect on the date the payment is received by the holder, or in the case of ADSs, by the Depositary, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend payment. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss realized by a U.S. Holder on a sale or other disposition of yen will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to our dividends. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received from us by certain non-corporate U.S. Holders in their taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.
       Subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may elect to deduct such Japanese taxes in computing its taxable income, subject to generally applicable limitations. The limitation on foreign taxes eligible for credit is calculated separately with respect to two categories of income, passive income and general income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions in their particular circumstances.
Sale and Other Disposition of the Shares
       A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the holder has held the shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and the holder’s tax basis in the shares or ADSs, as determined in U.S. dollars. The deductibility of capital losses is subject to limitations. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
Passive Foreign Investment Company Rules
       Based upon certain proposed Treasury regulations that are not yet in effect, but are generally proposed to become effective for taxable years beginning after December 31, 1994, or Proposed Regulations, we believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2010. However, since there can be no assurance that the Proposed Regulations will be finalized in their current form and since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder.

Information Reporting and Backup Withholding
       Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
       10.F.   DIVIDENDS AND PAYING AGENTS
       Following shareholders’ approval, annual dividends may be distributed in cash to shareholders of record as of March 31 in each year in proportion to the number of shares of common stock held by each shareholder. Additionally, we may, by resolution of the board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year.
       Dividends payable to nonresidents of Japan or non-Japanese corporations are subject to Japanese withholding tax. See “Item 10.E. Taxation—Japanese Taxation”.
       The paying agent for dividends on our common stock is the Sumitomo Trust and Banking Company, Limited.
       For a further discussion of dividends on our common stock, see “Item 10.B. Memorandum and Articles of Association—Common Stock—Dividends” in this registration statement, which includes other information required by Item 10.F.
       10.G.   STATEMENT BY EXPERTS
       Our financial statements as of March 31, 2010, March 31, 2009 and April 1, 2008 and for the fiscal years ended March 31, 2010 and 2009, appearing in this registration statement, have been audited by KPMG AZSA LLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
       For more information, see “Item 1.C. Auditors”.
       10.H.   DOCUMENTS ON DISPLAY
       We are subject to the reporting requirements of the Securities Exchange Act. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission.
       These materials, including this registration statement and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission. Some of the information may also be found on our website at http://www.smfg.co.jp.
       10.I.   SUBSIDIARY INFORMATION
       Not applicable.

Item 11.   Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Quantitative and Qualitative Information about Risk Management
Basic Approach
       As risks in the financial services increase in diversity and complexity, risk management (identifying, measuring, and controlling risk) has never been more important in the management of a financial institution. We have established a basic approach to be employed in risk management and include these in the manual entitled Regulations on Risk Management. The basic approach is to do the following:
•	set forth Group-wide basic policies for risk management after specifying the categories of risk to which these policies apply;

•	provide all necessary guidance to the Group companies to enable them to follow the Group-wide basic policies for risk management set forth by SMFG and set up their own appropriate risk management systems; and

•	monitor the risk management procedures implemented by all Group companies to ensure that their practices meet the relevant standards.
Types of Risk to Be Managed
       We classify risk into the following categories:
       Credit Risk. Credit risk is the possibility of a loss arising from a credit event, such as deterioration in the financial condition of a borrower, that causes an asset (including off-balance sheet transactions) to lose value or become worthless.
       Market Risk. Market risk is the possibility that fluctuations in interest rates, foreign exchange rates or stock prices will change the market value of financial products, leading to a loss.
       Liquidity Risk. Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.
       Operational Risk (including Processing Risk and System Risk). Operational risk is the possibility of losses arising from inadequate or failed internal processes, people, and systems or from external events.
       Processing Risk. Processing risk is the possibility of losses arising from negligent processing by employees, accidents or unauthorized activities.
       System Risk. System risk is the possibility of losses arising from failure, malfunction, or unauthorized use of computer systems.
Risk Management System
       The Group-wide basic policies for risk management are determined by the Management Committee, which consists of designated board members, and they are authorized by the board of directors. The policies include:
•	managing risk on a Group-wide basis;

•	managing risk using quantification methods;

•	ensuring consistency with business strategies;

•	setting up a system of checks and balances;

•	establishing contingency plans for emergencies and serious situations; and

•	verifying preparedness to handle reasonably conceivable risk situations.
       The policies also include fundamental principles for each risk category, which each Group company has to follow when establishing its own risk management system. The Corporate Risk Management Department, in cooperation with the Corporate Planning Department, performs risk management according to the above policies. In addition, the Internal Audit Department is responsible for the independent review of risk management within the Group.
       Risk management systems are in place at individual Group companies and they have been established in accordance with the Group-wide basic policies for risk management and implementation guidance provided by us. Based on these policies and guidance, each Group company implements guidelines and establishes processes for risk management. On an ongoing basis, these processes and risks are monitored by us.
       For example, at the Bank, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity and operational—into the Risk Management Unit and enhancing our across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and the Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.
       The decision-making process for addressing the risks at the operating level is also strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee of the Bank.
Risk Capital-Based Management
       In order to maintain a balance between risk and return, we employ a risk capital-based management method. We measure “risk capital” based on value at risk, or VaR, and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each Group company.
       We then allocate risk capital to each unit to keep the total exposure to various risks within the scope of our resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel II. In addition, we conduct risk capital-based management activities on a consolidated basis, including each Group company.
       Liquidity risk is managed within the context of cash-flow plans and funding gap. Other risk categories are managed with procedures closely attuned to the nature of the risk, as described in the following paragraphs.
       Disclosures of the objectives, policies and processes to manage each risk and the methods used to measure each risk have been included in “Credit Risk”, “Market Risk and Liquidity Risk”, and “Operational Risk, Processing Risk and System Risk”.
Implementation of Basel II
       The Basel Capital Accord, an international agreement for ensuring the soundness of banks through adherence to Bank for International Settlements, or BIS, capital adequacy regulations, was revised in response to the diversification of the banking business and the increasing sophistication of risk management technology. The revised BIS regulations, known as Basel II, became effective from March 31, 2007 in Japan.
       Basel II requires banks to implement internal controls to serve as the basis for capital calculation, and to strengthen their risk management framework. It also requires disclosure of information to encourage market discipline in risk management.

       We have been implementing initiatives to strengthen our risk management framework, taking into account Basel II and other considerations. We introduced the advanced IRB approach for credit risk on March 31, 2009, and AMA for operational risk on March 31, 2008.
       Details of the initiatives are provided below, and detailed information on the capital ratio is provided in the discussion on Capital Ratio Information appearing in the “capital adequacy” in “Item 4.B Business Overview—Regulation—Capital Adequacy” and “Item 5.B Liquidity and Capital Resources—Capital Management”.
Credit Risk
       Credit risk is the possibility of a loss arising from a credit event, such as the deterioration in the financial condition of a borrower that causes an asset (including off-balance sheet transactions) to decline in value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in political or economic conditions. Credit exposures arise principally in lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as loan commitments.
Credit Risk Management System
       Credit risk is the most significant risk to which we are exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets, and to ensure returns commensurate with risk.
       On the basis of Group-wide basic policies for risk management, our Group companies follow the fundamental principles established by us to assess and manage credit risk. Each of our Group companies manages credit risk according to the nature of its business, and assesses and manages credit risks of individual loans and credit portfolios quantitatively, using consistent standards.
       At the Bank, our significant banking subsidiary, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages non-performing loans, or NPLs, including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls the Bank’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitizations and other market transactions are used to stabilize the portfolio’s credit risk for more sophisticated portfolios.
       The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., our Group company, which engages in related services to efficiently reduce the amount of NPLs by such means as the sale of loans.
       The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.
       The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.
       The Bank has established the Credit Risk Committee to undertake control of credit risk, and to ensure loan operations.

Credit Risk Management Methods
       To effectively manage the risk involved in individual loans as well as its credit portfolio as a whole, the Bank first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.
       Credit Risk Evaluation
       The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial, or C&I, companies, individuals for business purposes (domestic only), sovereigns, public-sector entities, and financial institutions are assigned an “obligor grade”, which indicates the borrower’s creditworthiness, and/or “facility grade”, which indicates the collectibility of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The business units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and, as otherwise necessary, such as when there are changes in the credit situation. Our subsidiaries carry out credit risk evaluations in line with the Bank.
       There are also grading systems for loans to individuals such as housing loans, loans to small businesses, and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value, and past due information.
       The Credit & Investment Planning Department centrally manages the internal rating systems, and designs, operates, supervises, and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.
       Quantification of Credit Risk
       Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default, or PD, but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.
       Specifically, the PD by grade, loss given default, or LGD, credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, the Bank runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate the Bank’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, the Bank allocates risk capital.
       Risk quantification is also executed for purposes such as to determine the portfolio’s risk concentration, or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.

Credit Assessment
       At the Bank, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the field of housing loans for individuals, the Bank employs a credit assessment model based on credit data amassed and analyzed by the Bank over many years.
Credit Monitoring
       At the Bank, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes periodic monitoring carried out each time the financial results of the obligor enterprise are obtained, as well as continuous monitoring performed each time credit conditions change.
Credit Portfolio Management
       Risk-taking Within the Scope of Capital
       To keep the credit risk exposure to a permissible level relative to capital, the Bank’s Corporate Risk Management Department sets credit risk limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit, such as for real estate finance, fund investment, and investment in securitization products. The Corporate Risk Management Department conducts monitoring monthly to make sure that these guidelines are being followed.
       Controlling Concentration Risk
       As the concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, the Bank’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to individual companies or corporate groups. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.
       Toward Active Portfolio Management
       The Bank’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.
Market Risk and Liquidity Risk
       Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices or other market prices will change the market value of financial products, leading to a loss.
       Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.
       On the basis of the Group-wide basic policies for risk management, we have already constructed a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. We annually review and identify which companies primarily carry the market and liquidity risks within the Group. We set permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. We ensure that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built in transparent risk management processes, clearly separating front-office, middle-office and back-office operations, and establishing a control system of mutual checks and balances.

Framework for market and liquidity risk management
       The board of directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee.
       Additionally, at the Bank, the Corporate Risk Management Department manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department is the planning department of the Risk Management Unit, which is independent of the business units that directly handle market transactions, and not only monitors the current risk situations but also reports regularly to the Management Committee and the board of directors. Furthermore, the Bank’s Asset Liability Management, or ALM, Committee meets on a monthly basis to examine reports on the state of observance of the Bank’s limits on market and liquidity risks and to review and discuss the Bank’s ALM operations.
       To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At the Bank, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, the Internal Audit Unit of the Bank periodically performs internal audits to verify that the risk management framework is functioning properly.
Market Risk Management Methods
       Market Risk Management Process
       We manage market risk from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit which is determined taking into account our shareholders’ equity and other principal indicators of our financial position. We also establish an upper limit on VaR and losses within the risk capital limits.
       Our market risk can be divided into various factors: foreign exchange rates, interest rates, equity prices and option risks. We manage each of these risks employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value, or BPV.
       VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, VaR indicates, for a holding period of one day and a confidence interval of 99.0%, the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1.0%.
       BPV is the amount of change in assessed value as a result of a one basis point (0.01%) movement in interest rates.
       Market Risk Measurement Techniques—Value at risk
       The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:
•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period; and

•	an observation period of 4 years.
       The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. The back-testing results for the Group’s trading accounts during the fiscal year ended March 31, 2010 are shown below. A data point below the diagonal line indicates a loss in excess of the predicted VaR for that day; however, there were no significant excess losses as with the previous year. This demonstrates that the Group’s VaR model, with a one-sided confidence interval of 99.0%, is sufficiently reliable.

       Back-Testing Results (Trading Book—SMFG consolidated)
       Marginal Profit or Loss (in ¥100 million)
VaR (in ¥100 million)
       Trading Activities
       Most of our trading activity is undertaken to accommodate the needs of commercial banking customers for interest rate and foreign exchange transactions. However, some interest rate, and foreign exchange rate positions are taken using derivatives and other on-balance sheet instruments with the objective of earning a profit from favorable movements in market rates. The overall objective of managing market risk is to avoid unexpected losses due to changes in market prices.
       The aggregate VaR for our total trading activities as of March 31, 2010 was ¥1.5 billion, comprising interest rate risk exposure and foreign exchange risk exposure. There was little change from the VaR as of March 31, 2009.
       Non-trading Activities
       The market risk for non-trading activity arises principally from the interest rate risk of our ALM operations, or banking, including loans, debt investment securities, deposits, and long- and short-term borrowings, and from the equity risk of our strategic investments. ALM operations are regularly reviewed and discussed by the ALM Committee so as not to be heavily exposed to market fluctuations. Strategic equity investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions in Japan, has historically included shares of our customers.
       The aggregate VaR for our total banking activities as of March 31, 2010 was ¥33.8 billion, and most of them were composed of interest rate risk exposure based on the operations for the purpose of Asset and Liability Management of the Bank. The aggregate VaR for the strategic equity investment as of March 31, 2010 was ¥123.4 billion, a decrease from the fiscal year ended March 31, 2009 due to the stable circumstances in the stock markets.
       VaR summary for the Fiscal Years Ended March 31, 2010 and 2009
       The following tables show our VaR for a one-day holding period with a one-sided confidence interval of 99.0% computed daily using the historical simulation method (based on four years of historical observations). These figures are measured and managed based on Japanese GAAP.
       The VaR model for the trading book includes principal consolidated subsidiaries. Figures for the trading book exclude specific risks. Our material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. In the following table, the “trading” column shows our VaR for instruments entered into for trading purposes and the “banking” and the “strategic equity investment” columns in aggregate show our VaR for instruments entered into for purposes other than trading purposes.
       VaR for the Fiscal Year Ended March 31, 2010

	SMBC consolidated			SMFG consolidated
			Strategic equity			Strategic equity
	Trading	Banking	investment	Trading	Banking	investment
			(In billions)

Maximum	¥2.8	¥42.4	¥175.2	¥2.8	¥44.0	¥178.6
Minimum	1.2	30.9	100.4	1.2	31.8	102.3
Daily average	1.6	36.2	130.0	1.6	37.7	132.6
     VaR for the Fiscal Year Ended March 31, 2009

	SMBC consolidated			SMFG consolidated
			Strategic equity			Strategic equity
	Trading	Banking	investment	Trading	Banking	investment
			(In billions)

Maximum	¥2.8	¥41.8	¥170.4	¥2.8	¥43.9	¥174.0
Minimum	1.4	24.0	89.3	1.4	26.9	91.0
Daily average	2.0	31.5	131.9	2.0	34.2	134.9
     VaR by Risk Category as of March 31, 2010

	SMBC consolidated			SMFG consolidated
			Strategic equity			Strategic equity
	Trading	Banking	investment	Trading	Banking	investment
			(In billions)

Interest rate risk	¥0.8	¥28.4	¥—	¥0.8	¥29.3	¥—
Foreign exchange risk	0.8	0.0	—	0.8	0.0	—
Equities and commodities risk(1)	0.2	7.4	121.0	0.2	7.4	123.4
Others(2)	0.2	1.2	—	0.2	1.2	—

Total VaR	1.5	32.8	121.0	1.5	33.8	123.4

       VaR by Risk Category as of March 31, 2009

	SMBC consolidated			SMFG consolidated
			Strategic equity			Strategic equity
	Trading	Banking	investment	Trading	Banking	investment
			(In billions)
Interest rate risk	¥0.8	¥35.9	¥—	¥0.8	¥38.1	¥—
Foreign exchange risk	1.2	0.0	—	1.2	0.0	—
Equities and commodities risk(1)	0.1	5.8	143.1	0.1	5.8	146.2
Others(2)	0.3	0.0	—	0.3	0.0	—

Total VaR	2.0	39.2	143.1	2.0	41.4	146.2

(1)	Commodities risk is insignificant.

(2)	This amount includes the VaR at certain subsidiaries.
Stress tests
       The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios including historical simulations which reflect past market fluctuations.
       The limitations of the VaR methodology include the following:
•	The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events.

•	The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible.

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.
Additional information for certain risks
       Interest Rate Risk
       To supplement the above limitations of VaR methodologies, the Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma, and vega risk. The Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one basis point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar2) - Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the Group enhances the risk management method of VaR and BPV by using them in combination with back-testing and stress tests.
       Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At the Bank, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be at the longest five years (2.5 years on average) and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
       Basel II (Pillar 2)—Outlier Ratio
       A decline in economic value of the Bank on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table based on the Outlier Framework of Basel II. At March 31, 2010, the outlier ratio was less than 6.1% at the Bank (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, the bank falls into the category of “outlier bank”, as stipulated under the Second Pillar of Basel II.)
       Decline in Economic Value Based on Outlier Framework

	The Bank consolidated
	At March 31,
	2010	2009
	(In billions, except percentages)
Total	¥532.7	¥588.4
Impact of yen interest rates	396.7	272.4
Impact of U.S. dollar interest rates	90.3	202.4
Impact of euro interest rates	33.2	60.4
Percentage of Tier I + Tier II	6.1%	8.6%

Note:	Decline in economic value is the decline of the present value of banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a 1-year holding period and 5 years of observables).
       Foreign Exchange Risk
       The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in “VaR by risk category”.
       Strategic Equity Investment Risk
       Strategic equity investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions, has historically included shares of the SMFG Group’s customers.
       We establish limits on allowable risk for strategic equity investments, and monitor the observance of those limits to keep stock price fluctuation risk within acceptable parameters. The Bank has been reducing its strategic equity investments, and the balance is within a permitted level which is less than 100% of our consolidated Tier 1 Capital. See “Item 4.B. Business Overview – Regulation – Japan – Restriction on Aggregate Shareholdings by a Bank”.
Liquidity Risk Management Process
       To manage liquidity risk, we identify Group companies which have significant liquidity risk. Each identified Group company establishes a fundamental risk management framework, which includes, but is not limited to, establishing risk limits, such as funding gap limits, contingency plans for liquidity management.
       At the Bank, liquidity risk is regarded as one of the major risks. The Bank’s liquidity risk management is based on a framework consisting of setting funding gap limits, maintaining highly liquid supplementary funding sources, and establishing contingency plans.
       In order not to be overly dependent on short-term market-based funding to cover cash out flows, the Bank sets funding gap limits. The funding gap limits are set Bank-wide and for each location, taking into account the cash flow plans, external environment, funding status, characteristics of local currency and other factors. Additionally, a risk limit is set by currency as needed to achieve more rigorous management.
       To minimize the impact of a crisis on its funding, the Bank manages highly liquid supplementary funding sources, whereby the Bank maintains high quality liquid assets, such as government bonds and has emergency borrowing facilities.
       For emergency situations, there are contingency plans in place for addressing the funding liquidity risk that includes an action plan with measures for reducing the funding gap limits.
Operational Risk, Processing Risk and System Risk
       Operational risk is the possibility of losses arising from inadequate or failed internal processes, people and systems or from external events. We have prepared operational risk management regulations to define the basic rules to be observed across our Group. Under these regulations, we are working to raise the level of sophistication of our management of operational risk across the group by providing an effective framework for the identification, assessment, control and monitoring of significant risk factors and by establishing a system for executing contingency and business continuity plans.
       Processing risk is the possibility of losses arising from negligent processing by employees, accidents, or unauthorized activities. We recognize that all operations entail processing risk. We are, therefore, working to raise the level of sophistication of our management of processing risk across the whole Group by ensuring that each branch conducts its own regular investigations of processing risk; minimizing losses in the event of processing errors or negligence by drafting exhaustive contingency plans; and carrying out thorough quantification of the risk under management.
       System risk is the possibility of a loss arising from the failure, malfunction or unauthorized use of computer systems. We recognize that reliable computer systems are essential for the effective implementation of management strategy. We strive to minimize system risk by adopting and implementing risk management regulations and specific management standards, including a security policy. We also have contingency plans with the goal of minimizing losses in the event of a system failure. To prevent computer system breakdowns, we have also implemented numerous measures, including the duplication of various systems and infrastructures, maintaining its computer system to facilitate steady, uninterrupted operation, and establishing a disaster-prevention system consisting of computer centers in eastern and western Japan.
Other Risk
       Settlement risk is the possibility of losses arising from a transaction that cannot be settled as planned. Because this risk comprises elements of several types of risks, including credit, liquidity, processing, and system risk, it requires interdisciplinary management.
Item 12.    Description of Securities Other than Equity Securities
       12.A    DEBT SECURITIES
       Not applicable.
       12.B    WARRANTS AND RIGHTS
       Not applicable.
       12.C    OTHER SECURITIES
       Not applicable.

       12.D    AMERICAN DEPOSITARY SHARES
       Citibank, N.A., as depositary, will issue the ADSs representing our common stock. Each ADS will represent 1/5th of a share of our common stock (or a right to receive 1/5th of a share) maintained on deposit with Sumitomo Mitsui Banking Corporation, Tokyo, as custodian for the depositary under the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs. Each ADS will also represent any other securities, cash or other property deposited with the depositary in respect of the deposited shares but which have not been distributed directly to you. The depositary’s principal office at which the ADSs will be administered is located at 388 Greenwich St., New York, New York 10036. The depositary’s principal executive office is located at 399 Park Avenue, New York, New York 10043.
       You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having ADSs registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. Your ADSs will be issued on the books of the depositary in book-entry form, in which case your ADSs will be held through the depositary’s direct registration system and periodic statements will be mailed to you reflecting your ownership of these ADSs. Otherwise, your ADSs will be evidenced by one or more ADRs.
       As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary or its nominee will be the holder of record of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement to be entered into among us, the depositary, you, as an ADS holder, and the other holders and beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. Because the depositary or its nominee will actually be the record owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.
       The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. The form of the deposit agreement is attached to this registration statement as Exhibit 2.1 and the form of ADR is attached to the deposit agreement. Copies of the deposit agreement are also available for inspection by ADS holders at the principal office of the depositary.
Voting Rights
How do you vote?
       You may instruct the depositary to vote the shares underlying your ADSs, but only if we request the depositary to ask for your instructions. Otherwise, you will be unable to exercise your right to vote unless you withdraw the shares. However, you may not have sufficient advance notice of the meeting in order to withdraw the shares in time to exercise your right to vote.
       If we require the depositary to ask for your instructions, the depositary will notify you of the upcoming vote and, upon receipt of voting materials from us, will arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified in the voting materials. The depositary has agreed that it will try to vote or to have its agents vote the shares or other deposited securities as you instruct, insofar as it is practicable and subject to the laws of Japan, the deposit agreement, the provisions of the deposited securities and our articles of incorporation. The depositary will only vote or attempt to vote as you instruct.
       If no voting instructions are received by the depositary from you with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for submission of such instructions, the depositary will not vote such deposited securities.
       Under Japanese law and our articles of incorporation, votes may only be cast in respect of one or more whole units of shares. Voting instructions received from ADS holders will be aggregated and the depositary will try to vote or cause to be voted the deposited securities in accordance with these voting instructions. To the extent the aggregate of the deposited securities voted for and against a proposal do not constitute integral multiples of a unit, the voting instructions for the remainders in excess of the highest integral multiples of a unit will be disregarded.
       We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that such nonaction or action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
       The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars, and, in all cases, deducting its fees and expenses and any taxes required to be withheld. You will receive these distributions in proportion to the number of shares your ADSs represent.
       Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
       Before making a distribution, any withholding taxes that must be paid will be deducted. See “Item 10.E. Taxation—Japanese Taxation” in this registration statement. In addition, before any distribution, the fees and expenses of the depositary will be deducted. It will distribute only whole U.S. dollars and cents. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
       Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution or as a result of a stock split. The depositary will only distribute whole ADSs. It will sell shares by public or private sale which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.
       Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary will make these rights available to you if (i) we have timely requested such rights be made available to you, (ii) we shall have delivered to the depositary satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution is reasonably practicable. If the depositary decides it is not reasonably practicable to make the rights available, we do not meet the requirements of (i) or (ii) above, or any rights are not exercised and appear to be about to lapse, but that it is legal and practical to sell the rights, the depositary will sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
       Other distributions. The depositary will distribute to you any property distributed on deposited securities, other than cash, shares and rights, provided that (i) we have timely requested such distribution be made available to you, (ii) we shall have delivered satisfactory documentation in accordance with the deposit agreement and (iii) the depositary shall have determined such distribution to be reasonably practicable. The depositary will make any such distribution in such manner it deems practicable. If it cannot make the distribution we determine to be distributed to you, it will sell such property in whatever means it deems practicable and distribute the net proceeds, in the same way as it does with cash.

       Neither we nor the depositary is responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ADRs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights or shares or the securities at a specified price, nor that any such transaction can be completed in a specified time.
Notices and Reports
       The depositary will make available for ADS holders’ inspection at its principal office any notices, reports and communications, including any proxy soliciting material, that it receives from us, if those notices, reports and communications are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities.
       In addition, we are subject to the periodic reporting requirements of the Exchange Act and, accordingly, file certain reports with the SEC. Such reports will be available for inspection and copying at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549.
Reclassifications, Recapitalizations and Mergers
       If we take certain actions that affect the deposited securities, including (i) any change in par value, split up, cancellation, consolidation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation or sale of assets affecting us or to which we are a party, then the depositary may choose to:
•	issue and deliver additional ADSs as in the case of a share dividend;

•	amend the deposit agreement and the applicable ADRs;

•	amend the applicable registration statements on Form F-6 filed with the SEC in respect of the ADSs;

•	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

•	take any other actions as appropriate to reflect the transaction.
Amendment and Termination
How may the deposit agreement be amended?
       We may agree with the depositary to amend the deposit agreement and the form of the ADRs without your consent if we and the depositary deem it necessary and desirable. If an amendment adds or increases fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the form of the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
       The depositary will terminate the deposit agreement at our direction by distributing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. If, at any time, 120 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign or we have delivered the depositary written notice of our election to remove the depositary, and a successor depositary shall not have been appointed and have accepted its appointment, the depositary may also terminate the deposit agreement by mailing notice of termination at least 30 days prior to the date of termination to us and the holders of ADSs then outstanding.

       After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect dividends and distributions on the deposited securities, sell rights and other property received in respect of deposited securities, and deliver shares and other deposited securities upon cancellation of ADSs. At any time after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received from the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The depositary will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash, and other obligations as may be required at law in connection with the termination of the deposit agreement. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Inspection of Transfer Books
       The depositary will keep books at its principal office for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. However, such inspection shall not be for the purpose of communicating with other owners of ADSs in the interest of a business or object other than our business or other than a matter related to the deposit agreement or the ADSs.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
       The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay fees and expenses and any taxes or charges, such as stock transfer registration fees owing to the depositary under the deposit agreement. Shares deposited with the custodian must be accompanied by certain delivery documentation, including documentation showing confirmation of the book-entry transfer and recordation of the shares to the custodian or that such irrevocable instructions have been given and any necessary governmental approvals have been obtained. Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto.
       All of the ADSs issued will be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s direct registration system and that an ADR be issued. The custodian will not accept a deposit of fractional shares or a number of shares which would give rise to fractional ADSs.
       The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.
How do ADS holders cancel an ADS and obtain shares?
       You may turn in your ADRs at the depositary’s principal office or, in the case of direct registration ADS, provide proper instructions and documentation for cancellation of ADSs. Upon payment of its fees and expenses and of any taxes or charges, such as stock transfer registration fees, the depositary will deliver the shares represented by the deliverable portion (as defined below) of the ADRs and any other deposited securities underlying the ADR to you or a person you designate in accordance with your order. Any dividends or other cash held in respect of the deposited securities so delivered shall be delivered to you at the office of the custodian, or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal office, if feasible.
       Upon surrender of an ADS by an ADS holder to the depositary, as a result of, and to the extent required by, the operation of applicable provisions of the Companies Act or any other Japanese law, the depositary will effect delivery to such ADS holder of only that portion of shares (and any other deposited securities relating to such shares) comprising a unit or an integral multiple thereof (the “deliverable portion” of such ADSs). For the purpose of the foregoing sentence, the deliverable portion shall be determined on the basis of the aggregate number of shares represented by the entire amount of ADSs surrendered by the same ADS holder at the same time. In such event, and in case of the delivery of ADSs representing a number other than a Unit or integral number of units of shares, the depositary shall cause ownership of the appropriate whole number of shares constituting a unit or integral number of units to be delivered in accordance with the deposit agreement, and shall return to the person surrendering such ADSs the number of ADSs representing any remaining shares.
Requirements for Depositary Actions
       Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with any laws or governmental regulations, or such reasonable regulations that the depositary and we may establish consistent with the deposit agreement.
       The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying Your ADSs
       You have the right to cancel your ADSs and withdraw the underlying shares at any time except:
•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
       This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADSs
       Unless requested in writing by us not to do so, the deposit agreement permits the depositary to deliver ADSs before the receipt of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. Each pre-release will be:
•	preceded or accompanied by a written representation and agreement from the person to whom ADSs are to be delivered whereby such person, (i) represents it or its customer, owns the shares or ADSs to be remitted, as the case may be, (ii) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until delivered to the custodian, (iii) unconditionally guarantees to deliver to the custodian the Shares or ADSs and (iv) agrees to any additional restrictions or requirements that the depositary deems appropriate;

•	at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate;

•	terminable by the depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Limitations on Obligations and Liability
Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
       The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•	are not liable if either of us is prevented or delayed by law, regulation or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises or fails to exercise discretion permitted under the deposit agreement;

•	are not liable for any action or inaction in reliance upon the advice from legal counsel or accountants, or any other person believed by it in good faith to be competent to give such advice, or any information from any person presenting shares for deposit, any holder, any beneficial owner or authorized representative thereof;

•	are not liable for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is made available to shareholders but is not under the terms of the deposit agreement made available to holders of ADSs;

•	are not liable for consequential or punitive damages for any breach of the terms of the deposit agreement; and

•	are only obligated to take the actions specifically set forth in the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party.
       We and the depositary are protected in acting in reliance upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
       Neither we nor the depositary will be liable for any failure to determine that any distribution or action may be lawful or reasonably practicable, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities or for any tax consequences that may result from the ownership of ADSs, shares of our common stock or deposited securities, for the credit worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement, or for any action of or failure to act by, or any information provided or not provided by, DTC or any DTC participant. The depositary shall not be liable for the content of any information submitted to it by us for distribution to the holders or for any inaccuracy of any translation thereof, or for the failure or timeliness of any notice of us.
       The depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, if it acted without negligence or bad faith while it acted as depositary.
       The depositary is not liable for any acts or omissions made by a predecessor depositary whether in connection with an act or omission of the depositary or in connection with any matter arising wholly prior to the appointment of the depositary or after the removal or resignation of the depositary if it acts without negligence or bad faith while it acts as depositary.
       In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Depositary Fees and Charges
       Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees

Issuance of ADSs	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights.	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Depositary services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
       An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.
       Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
       Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends and rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether as an ADR or through direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the DTC, the depositary generally collects its fees through the systems provided by DTC from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.
       In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
       Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
       Not applicable.
Item 15.    Controls and Procedures
       Not applicable.
Item 16A.    Audit Committee Financial Expert
       Not applicable.
Item 16B.    Code of Ethics
       Not applicable.
Item 16C.    Principal Accountant Fees and Services
       Not applicable.
Item 16D.    Exemptions from the Listing Standards for the Audit Committee
       Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
       Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant
       Not applicable.
Item 16G.    Corporate Governance
       Not applicable.
PART III
Item 17.    Financial Statements
       We have responded to Item 18 in lieu of this item.
Item 18.    Financial Statements
       The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this registration statement.
Item 19.    Exhibits
       We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on March 25, 2008

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder

Exhibit 8.1	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., as of March 31, 2010

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm
       We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of our long-term debt securities or that of our subsidiaries, authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES
       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Teisuke Kitayama
	Name:	Teisuke Kitayama
	Title:	President and Representative Director

Date: October 20, 2010

SELECTED STATISTICAL DATA
I. Distribution of Assets, Liabilities and Equity; Interest Rates and Interest Differential
Average Statements of Financial Positions, Interest and Average Rates
     The following table shows the average balances of the SMFG Group’s statement of financial positions items and related interest and average interest rates for the fiscal years ended March 31, 2010 and 2009. Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain the applicable daily averages. The average balances determined by such methods are considered to be representative of the SMFG Group’s operations. The allocation of amounts between domestic and foreign is based on the location of the office.

	For the fiscal year ended March 31,
	2010			2009
		Interest			Interest
	Average balance	income	Average rate	Average balance	income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥222,757	¥1,005	0.45%	¥569,321	¥7,409	1.30%
Foreign offices	2,054,195	13,591	0.66%	1,715,303	38,172	2.23%

Total	2,276,952	14,596	0.64%	2,284,624	45,581	2.00%

Call loans and bills bought:
Domestic offices	347,177	2,500	0.72%	401,158	5,404	1.35%
Foreign offices	819,819	4,952	0.60%	635,338	10,797	1.70%

Total	1,166,996	7,452	0.64%	1,036,496	16,201	1.56%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	2,509,461	8,634	0.34%	854,797	5,664	0.66%
Foreign offices	24,899	802	3.22%	136,182	1,942	1.43%

Total	2,534,360	9,436	0.37%	990,979	7,606	0.77%

Trading assets(1):
Domestic offices	1,954,014	7,270	0.37%	1,171,989	8,861	0.76%
Foreign offices	103,244	1,780	1.72%	66,588	2,907	4.37%

Total	2,057,258	9,050	0.44%	1,238,577	11,768	0.95%

Financial assets at fair value through profit or loss(2):
Domestic offices	1,990,261	11,664	0.59%	1,969,275	15,218	0.77%

Held-to-maturity investments(3):
Domestic offices	2,830,378	28,784	1.02%	1,601,687	17,138	1.07%

Available-for-sale financial assets(3):
Domestic offices	13,561,413	104,254	0.77%	11,575,425	122,548	1.06%
Foreign offices	1,120,526	17,819	1.59%	1,037,788	31,050	2.99%

Total	14,681,939	122,073	0.83%	12,613,213	153,598	1.22%

Loans and advances(4) :
Domestic offices	64,768,749	1,317,068	2.03%	63,451,358	1,424,878	2.25%
Foreign offices	10,451,249	266,638	2.55%	11,611,878	499,046	4.30%

Total	75,219,998	1,583,706	2.11%	75,063,236	1,923,924	2.56%

Total interest-earning assets:
Domestic offices	88,184,210	1,481,179	1.68%	81,595,010	1,607,120	1.97%
Foreign offices	14,573,932	305,582	2.10%	15,203,077	583,914	3.84%

Total	102,758,142	1,786,761	1.74%	96,798,087	2,191,034	2.26%

Non-interest-earning assets:
Cash and due from banks	2,228,009			2,012,249
Other non-interest-earning assets	20,334,857			19,388,464
Allowance for loan losses	(1,635,248)			(1,259,802)

Total non-interest-earning assets	20,927,618			20,140,911

Total assets	¥123,685,760			¥116,938,998

Total assets attributable to foreign offices	14.2%			15.1%

	For the fiscal year ended March 31,

	2010			2009

		Interest			Interest

	Average balance	expense	Average rate	Average balance	expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥65,150,510	¥119,055	0.18%	¥60,532,595	¥215,634	0.36%
Foreign offices	8,916,248	54,319	0.61%	7,312,931	164,463	2.25%

Total	74,066,758	173,374	0.23%	67,845,526	380,097	0.56%

Call money and bills sold:
Domestic offices	1,857,443	2,855	0.15%	2,727,860	12,528	0.46%
Foreign offices	1,207,668	3,392	0.28%	768,717	10,143	1.32%

Total	3,065,111	6,247	0.20%	3,496,577	22,671	0.65%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	3,472,016	6,843	0.20%	4,618,897	62,029	1.34%
Foreign offices	365,884	703	0.19%	558,910	5,474	0.98%

Total	3,837,900	7,546	0.20%	5,177,807	67,503	1.30%

Trading liabilities(1):
Domestic offices	546,183	3,095	0.57%	31,082	245	0.79%
Foreign offices	470	12	2.55%	1,922	79	4.11%

Total	546,653	3,107	0.57%	33,004	324	0.98%

Borrowings:
Domestic offices	6,066,674	60,837	1.00%	5,692,628	75,665	1.33%
Foreign offices	471,182	18,467	3.92%	530,854	27,249	5.13%

Total	6,537,856	79,304	1.21%	6,223,482	102,914	1.65%

Debt securities in issue:
Domestic offices	4,783,157	67,785	1.42%	4,691,973	75,851	1.62%
Foreign offices	431,283	10,543	2.44%	482,434	24,320	5.04%

Total	5,214,440	78,328	1.50%	5,174,407	100,171	1.94%

Other interest-bearing liabilities:
Domestic offices	83,198	1,977	2.38%	96,403	2,908	3.02%
Foreign offices	4,518	34	0.75%	3,852	29	0.75%

Total	87,716	2,011	2.29%	100,255	2,937	2.93%

Total interest-bearing liabilities:
Domestic offices	81,959,181	262,447	0.32%	78,391,438	444,860	0.57%
Foreign offices	11,397,253	87,470	0.77%	9,659,620	231,757	2.40%

Total	93,356,434	349,917	0.37%	88,051,058	676,617	0.77%

Non-interest-bearing liabilities	24,775,374			23,895,713
Total equity	5,553,952			4,992,227

Total equity and liabilities	¥123,685,760			¥116,938,998

Total liabilities attributable to foreign offices	12.1%			10.7%

Net interest income and interest rate spread		¥1,436,844	1.37%		¥1,514,417	1.49%

Net interest income as a percentage of total interest-earning assets			1.40%			1.56%

(1)	The net amount of interest income on trading assets and interest expense on trading liabilities is reported as net trading income in our consolidated income statement.

(2)	Interest income on financial assets at fair value through profit or loss is reported in net income (loss) from financial assets at fair value through profit or loss in our consolidated income statement.

(3)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(4)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.

     The average balances of the consolidated statement of financial position line items and related interest and average interest rates for the fiscal year ended March 31, 2008 are not available under IFRS. However, the SMFG Group observed the following trends in the fiscal year ended March 31, 2008, compared to the fiscal year ended March 31, 2009. The average balance of interest-bearing assets increased for the year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 while the average interest rate on the average balance of interest-bearing assets slightly decreased. The average balance of loans showed an increasing trend. Domestic loans increased due to active financing demands in an environment where the direct financing market had deteriorated. Foreign loans also increased. However, the average interest rate showed a decreasing trend mainly due to a decrease in interest rates. The average balance of investment securities increased primarily due to the increase of investments in Japanese government bonds. The average balances of interest-bearing liabilities increased while the average interest rate on the average interest-bearing liabilities decreased.

Analysis of Net Interest Income
     The following table shows the changes to the SMFG Group’s net interest income attributable to changes in the volume and changes in the rates for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009.
     Changes attributable to the combined impact of changes in the rates and the volume have been allocated proportionately to the changes in the volume and changes in the rates.

	Fiscal year ended March 31, 2010 compared with
	fiscal year ended March 31, 2009
	Increase / (decrease)

	Volume	Rate	Net change

		(In millions)

Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(3,089)	¥(3,315)	¥(6,404)
Foreign offices	6,379	(30,960)	(24,581)

Total	3,290	(34,275)	(30,985)

Call loans and bills bought:
Domestic offices	(651)	(2,253)	(2,904)
Foreign offices	2,507	(8,352)	(5,845)

Total	1,856	(10,605)	(8,749)

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,742	(3,772)	2,970
Foreign offices	(2,373)	1,233	(1,140)

Total	4,369	(2,539)	1,830

Trading assets:
Domestic offices	4,207	(5,798)	(1,591)
Foreign offices	1,139	(2,266)	(1,127)

Total	5,346	(8,064)	(2,718)

Financial assets at fair value through profit or loss:
Domestic offices	161	(3,715)	(3,554)

Held-to-maturity investments:
Domestic offices	12,535	(889)	11,646

Available-for-sale financial assets:
Domestic offices	18,808	(37,102)	(18,294)
Foreign offices	2,307	(15,538)	(13,231)

Total	21,115	(52,640)	(31,525)

Loans and advances:
Domestic offices	29,080	(136,890)	(107,810)
Foreign offices	(45,879)	(186,529)	(232,408)

Total	(16,799)	(323,419)	(340,218)

Total interest income:
Domestic offices	67,793	(193,734)	(125,941)
Foreign offices	(35,920)	(242,412)	(278,332)

Total	¥31,873	¥(436,146)	¥(404,273)

	Fiscal year ended March 31, 2010 compared with
	fiscal year ended March 31, 2009
	Increase / (decrease)

	Volume	Rate	Net change

		(In millions)

Interest expense:
Deposits:
Domestic offices	¥15,365	¥(111,944)	¥(96,579)
Foreign offices	29,980	(140,124)	(110,144)

Total	45,345	(252,068)	(206,723)

Call money and bills sold:
Domestic offices	(3,135)	(6,538)	(9,673)
Foreign offices	3,875	(10,626)	(6,751)

Total	740	(17,164)	(16,424)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(12,440)	(42,746)	(55,186)
Foreign offices	(1,434)	(3,337)	(4,771)

Total	(13,874)	(46,083)	(59,957)

Trading liabilities:
Domestic offices	2,938	(88)	2,850
Foreign offices	(45)	(22)	(67)

Total	2,893	(110)	2,783

Borrowings:
Domestic offices	4,714	(19,542)	(14,828)
Foreign offices	(2,830)	(5,952)	(8,782)

Total	1,884	(25,494)	(23,610)

Debt securities in issue:
Domestic offices	1,449	(9,515)	(8,066)
Foreign offices	(2,352)	(11,425)	(13,777)

Total	(903)	(20,940)	(21,843)

Other interest-bearing liabilities:
Domestic offices	(365)	(566)	(931)
Foreign offices	5	—	5

Total	(360)	(566)	(926)

Total interest expense:
Domestic offices	8,526	(190,939)	(182,413)
Foreign offices	27,199	(171,486)	(144,287)

Total	35,725	(362,425)	(326,700)

Net interest income:
Domestic offices	59,267	(2,795)	56,472
Foreign offices	(63,119)	(70,926)	(134,045)

Total	¥(3,852)	¥(73,721)	¥(77,573)

II. Investment Portfolio
     The following table shows information as to the value of held-to-maturity investments and available-for-sale financial assets at March 31, 2010, 2009 and 2008.

	At March 31,

	2010			2009			2008

			Net			Net			Net

	Amortized	Estimated	unrealized	Amortized	Estimated	unrealized	Amortized	Estimated	unrealized

	cost	fair value	gains (losses)	cost	fair value	gains (losses)	cost	fair value	gains (losses)

	(In millions)

Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,871,212	¥2,919,808	¥48,596	¥1,574,005	¥1,596,292	¥22,287	¥614,281	¥625,029	¥10,748
Japanese municipal bonds	154,281	157,358	3,077	96,312	97,265	953	97,312	98,903	1,591
Japanese corporate bonds	246,519	253,457	6,938	392,210	396,216	4,006	390,070	394,679	4,609
Other debt instruments	—	—	—	—	—	—	—	—	—

Total domestic	3,272,012	3,330,623	58,611	2,062,527	2,089,773	27,246	1,101,663	1,118,611	16,948

Foreign:
U.S. Treasury and other U.S. government agencies bonds	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	9,181	8,677	(504)	9,186	8,994	(192)

Total foreign	—	—	—	9,181	8,677	(504)	9,186	8,994	(192)

Total	¥3,272,012	¥3,330,623	¥58,611	¥2,071,708	¥2,098,450	¥26,742	¥1,110,849	¥1,127,605	¥16,756

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥11,901,492	¥11,925,487	¥23,995	¥11,265,476	¥11,278,166	¥12,690	¥6,954,928	¥6,970,197	¥15,269
Japanese municipal bonds	266,387	268,291	1,904	242,394	242,316	(78)	342,642	341,802	(840)
Japanese corporate bonds	435,063	438,664	3,601	618,574	614,074	(4,500)	671,252	672,156	904
Other debt instruments	205,108	217,639	12,531	192,242	208,671	16,429	186,123	206,130	20,007
Equity instruments	2,147,999	3,168,320	1,020,321	2,102,051	2,637,781	535,730	2,324,484	3,716,518	1,392,034

Total domestic	14,956,049	16,018,401	1,062,352	14,420,737	14,981,008	560,271	10,479,429	11,906,803	1,427,374

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,071,258	2,049,546	(21,712)	2,967,799	2,971,004	3,205	2,940,403	2,946,879	6,476
Other governments and official institutions bonds	1,283,130	1,283,591	461	2,316,989	2,339,322	22,333	1,471,220	1,462,546	(8,674)
Mortgage-backed securities	4,595	4,637	42	230,649	245,740	15,091	231,226	233,120	1,894
Other debt instruments	223,396	224,855	1,459	182,196	174,495	(7,701)	211,027	205,065	(5,962)
Equity instruments	196,383	299,146	102,763	132,260	146,252	13,992	109,701	127,222	17,521

Total foreign	3,778,762	3,861,775	83,013	5,829,893	5,876,813	46,920	4,963,577	4,974,832	11,255

Total	¥18,734,811	¥19,880,176	¥1,145,365	¥20,250,630	¥20,857,821	¥607,191	¥15,443,006	¥16,881,635	¥1,438,629

     The following table shows the book values, maturities and weighted average yields of held-to-maturity investments and available-for-sale financial assets, excluding equity instruments, at March 31, 2010. Weighted average yields are calculated based on amortized cost. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such a calculation would not be material.

			Later than one year		Later than five years
	Not later than		and not later than		and not later than		Later than
	one year		five years		ten years		ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(In millions, except percentages)

Held-to-maturity investments:
Domestic:
Japanese government bonds	¥65,494	0.45%	¥2,410,124	0.90%	¥395,594	1.31%	¥—	—	¥2,871,212	0.94%
Japanese municipal bonds	355	0.38%	114,936	1.00%	38,990	1.41%	—	—	154,281	1.10%
Japanese corporate bonds	3,000	0.65%	188,621	1.26%	54,898	1.42%	—	—	246,519	1.29%
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total domestic	68,849	0.46%	2,713,681	0.93%	489,482	1.33%	—	—	3,272,012	0.98%

Foreign:
U.S. Treasury government and other U.S. government agencies bonds	—	—	—	—	—	—	—	—	—	—
Other governments and official institutions bonds	—	—	—	—	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—	—	—	—	—

Total foreign	—	—	—	—	—	—	—	—	—	—

Total	¥68,849	0.46%	¥2,713,681	0.93%	¥489,482	1.33%	¥—	—	¥3,272,012	0.98%

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,244,847	0.35%	¥3,503,687	0.54%	¥166,994	1.19%	¥9,959	1.85%	¥11,925,487	0.42%
Japanese municipal bonds	22,734	0.57%	220,254	0.81%	25,254	0.95%	49	1.96%	268,291	0.80%
Japanese corporate bonds	119,012	0.99%	304,535	1.05%	15,096	1.24%	21	0.00%	438,664	1.04%
Other debt instruments	—	—	217,639	3.16%	—	—	—	—	217,639	3.16%

Total domestic	8,386,593	0.36%	4,246,115	0.73%	207,344	1.17%	10,029	1.85%	12,850,081	0.50%

Foreign:
U.S. Treasury and other U.S. government agencies bonds	45,970	0.20%	1,701,625	1.58%	250,471	3.18%	51,480	2.06%	2,049,546	1.76%
Other governments and official institutions bonds	383,205	2.37%	667,960	2.06%	232,426	2.70%	—	—	1,283,591	2.27%
Mortgage-backed securities.	—	—	145	0.00%	—	—	4,492	0.44%	4,637	0.43%
Other debt instruments	55,117	1.78%	145,552	1.12%	23,183	3.58%	1,003	3.75%	224,855	1.55%

Total foreign	484,292	2.10%	2,515,282	1.68%	506,080	2.98%	56,975	1.96%	3,562,629	1.93%

Total	¥8,870,885	0.46%	¥6,761,397	1.08%	¥713,424	2.45%	¥67,004	1.94%	¥16,412,710	0.81%

       Excluding U.S. Treasury and other U.S. government agencies bonds and Japanese government bonds, the following table sets forth the investments of individual issuers held in the SMFG Group’s investment portfolio which exceeded 10% of shareholders’ equity in the consolidated statement of financial position at March 31, 2010.

	Amortized	Estimated fair
	cost	value

	(In millions)

German government bonds	¥811,010	¥821,677
III. Loan Portfolio
       The following table shows our outstanding loans and advances by the domicile and industry type of the borrowers at March 31, 2010, 2009 and 2008. The classification of loans and advances by industry is based on the industry segment loan classification as defined by the Bank of Japan for regulatory reporting purposes.

	At March 31,

	2010	2009	2008

	(In millions)

Domestic:
Manufacturing	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	162,879	163,647	259,803
Construction	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,552,637	6,201,520	6,350,694
Finance and insurance	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	8,751,450	9,264,523	9,393,149
Services	4,644,737	4,947,995	5,141,719
Municipalities	1,346,611	1,274,196	1,086,548
Lease financing	2,320,651	2,562,727	2,658,423
Consumer(1)	17,544,284	16,377,870	15,733,316
Others	5,137,721	5,446,206	5,077,704

Total domestic	62,333,675	64,011,943	61,899,616

Foreign:
Public sector	147,115	82,598	115,942
Financial institutions	2,031,812	1,812,218	1,897,715
Commerce and industry	8,161,198	9,282,120	8,283,544
Lease financing	205,547	239,728	227,508
Others	442,225	1,017,223	830,568

Total foreign	10,987,897	12,433,887	11,355,277

Gross loans and advances	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,634,128	¥74,669,294	¥71,984,280

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2010, 2009 and 2008, respectively.

       The balances of outstanding loans and advances at March 31, 2007 and 2006 are not available under IFRS. However, the SMFG Group observed the following trends with respect to outstanding loans since March 31, 2006. The balances of both domestic loans and foreign loans generally increased over the period from March 31, 2006 to March 31, 2008, in particular domestic loans for real estate and transportation, communications and public enterprises, and foreign loans to commerce and industry.
Maturities and Sensitivities of Loans and Advances to Changes in Interest Rates
       The following table shows the maturities of loans and advances by the domicile and industry type of the borrower at March 31, 2010.

	Maturity

		Later than one
	Not later than one	year and not later	Later than five
	year	than five years	years	Total

	(In millions)

Domestic:
Manufacturing	¥4,585,929	¥3,210,865	¥632,060	¥8,428,854
Agriculture, forestry, fisheries and mining	97,221	39,092	26,566	162,879
Construction	851,209	483,605	157,876	1,492,690
Transportation, communications and public enterprises	1,333,437	1,677,188	508,654	3,519,279
Wholesale and retail	3,175,371	1,909,083	468,183	5,552,637
Finance and insurance	2,134,593	1,203,747	93,542	3,431,882
Real estate and goods rental and leasing	3,318,872	3,922,232	1,510,346	8,751,450
Services	1,741,828	1,903,613	999,296	4,644,737
Municipalities	278,033	524,340	544,238	1,346,611
Lease financing	808,202	1,352,488	159,961	2,320,651
Consumer	2,456,494	3,219,790	11,868,000	17,544,284
Others	1,480,716	1,130,793	2,526,212	5,137,721

Total domestic	22,261,905	20,576,836	19,494,934	62,333,675

Foreign:
Public sector	44,630	53,103	49,382	147,115
Financial institutions	733,244	806,245	492,323	2,031,812
Commerce and industry	2,696,906	3,724,709	1,739,583	8,161,198
Lease financing	20,046	68,610	116,891	205,547
Others	179,158	245,775	17,292	442,225

Total foreign	3,673,984	4,898,442	2,415,471	10,987,897

Total	¥25,935,889	¥25,475,278	¥21,910,405	¥73,321,572

The above loans and advances due after one year which had predetermined interest rates and floating or adjustable interest rates at March 31, 2010 are shown below:

		Domestic	Foreign	Total

		(In millions)

Predetermined rate		¥12,992,376	¥681,853	¥13,674,229
Floating or adjustable rate		27,079,394	6,632,060	33,711,454

Total		¥40,071,770	¥7,313,913	¥47,385,683

Impaired Loans and Advances
       The SMFG Group’s credit risk elements analyzed by categories for loans and advances differ from those required by the U.S. Securities and Exchange Commission (“SEC”). The SMFG Group’s impaired loans and advances are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, “restructured (loans)” and “other impaired (loans and advances)”. “Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprises of loans and advances to the borrowers that are perceived to have a high risk of falling into bankruptcy, may not have legally or formally declared bankruptcy but are essentially bankrupt , or have been legally or formally declared bankrupt. Loans classified as past due three months or more (loans) represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt. The category “restructured (loans)” comprises of loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower. Other impaired (loans and advances) represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, or “restructured (loans)”, but for which information about credit problems cause management to classify them as impaired loans and advances. All loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are included in impaired loans and advances.
       An allowance is recorded if there is objective evidence of impairment and the carrying value of the loans and advances exceeds the present value of their estimated future cash flows discounted at the original effective interest rate. Cash receipts on impaired loans and advances are recorded as a credit to the balance of loans and advances on the statement of financial position. To the extent that cash receipts are different from expectations built into the calculation of the recoverable amount of the loans and advances, the amount of allowance for loan losses is revised. In accordance with IFRS, the accrual of interest as per the contractual terms is discontinued when loans and advances are determined to be impaired. Interest income recognized in the consolidated income statement on impaired loans and advances represents the accretion of the net present value of the written down amount due to the passage of time based on the original effective interest rate of the loans and advances.

       The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)”, “past due three months or more (loans)”, “restructured (loans)”, and “other impaired (loans and advances)”at March 31, 2010, 2009 and 2008 by the domicile and industry type of the borrowers.

	At March 31,

	2010	2009	2008

	(In millions)

Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥180,642	¥164,736	¥92,741
Agriculture, forestry, fisheries and mining	7,014	4,842	1,424
Construction	125,674	141,581	88,436
Transportation, communications and public enterprises	78,726	64,451	62,950
Wholesale and retail	233,124	217,549	181,170
Finance and insurance	30,287	53,776	21,823
Real estate and goods rental and leasing	622,944	566,916	188,899
Services	260,917	227,103	200,822
Lease financing	52,648	45,379	31,753
Consumer	242,106	214,620	193,801
Others	62,351	61,663	49,464

Total domestic	1,896,433	1,762,616	1,113,283

Foreign:
Public sector	4,564	13	13
Financial institutions	36,381	64,827	34,291
Commerce and industry	135,958	165,772	26,065
Lease financing	33	3,151	6,693
Others	15,901	6,617	5,564

Total foreign	192,837	240,380	72,626

Total	2,089,270	2,002,996	1,185,909

Past due three months or more (loans):
Domestic	28,434	31,012	36,646
Foreign	635	11,045	1,139

Total	29,069	42,057	37,785

Restructured (loans):
Domestic	127,392	160,658	259,525
Foreign	37,007	7,940	32,923

Total	164,399	168,598	292,448

Other impaired (loans and advances):
Domestic	158,653	121,971	181,835
Foreign	1,760	6,069	5,667

Total	160,413	128,040	187,502

Gross impaired loans and advances	2,443,151	2,341,691	1,703,644

Less: Allowance for loan losses	(1,282,610)	(1,204,091)	(936,510)

Net impaired loans and advances	¥1,160,541	¥1,137,600	¥767,134

       The balances of impaired loans and advances at March 31, 2007 and 2006 are not available under IFRS. However, the SMFG Group observed the following trends with respect to impaired loans since March 31, 2006. The balance of the impaired loans decreased from March 31, 2006 to March 31, 2007. This was mainly due to the SMFG

Group’s efforts to reduce the impaired loans through bulk sales or loan collections. The balance of impaired loans at March 31, 2007 was generally comparable to that at March 31, 2008.
Interest Forgone on Impaired Loans and Advances
       Interest income which would have been accrued if the loans and advances had been current in accordance with their original terms on domestic impaired loans and advances during the fiscal year ended March 31, 2010 was ¥48 billion, of which ¥24 billion was included in profit or loss for the same fiscal year. Interest income which would have been accrued if the loans and advances had been current in accordance with their original terms on foreign impaired loans and advances during the fiscal year ended March 31, 2010 was ¥10 billion, of which ¥5 billion was included in profit or loss for the same fiscal year.
Cross-Border Outstanding
       Cross-border outstandings are defined as loans, acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. This cross-border disclosure is based on the reports to the Bank of Japan required under Japanese foreign exchange-related laws. Local currency outstandings are netted out from cross-border outstandings. The following table lists those countries for which cross-border outstandings exceeded 0.75% of consolidated total assets at March 31, 2009. There were no cross-border outstandings to borrowers in any foreign country which in total exceeded 0.75% of consolidated total assets at March 31, 2010 or 2008.

	At March 31, 2009

	Public				% of total	Undrawn
	institutions	Banks	Others	Total	assets	commitments

	(In millions, except percentages)
United Kingdom	¥413	¥61,804	¥898,111	¥960,328	0.81%	¥249,912
Loan Concentrations
       At March 31, 2010, there were no concentrations of loans and advances to a single industry group of borrowers, as defined by the Bank of Japan industry segment loan and advance classifications, which exceeded 10% of our consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV.       Summary of Loan Loss Experience
       The following table shows an analysis of our loan loss experience by the borrowers’ domicile and industry type for the fiscal years ended March 31, 2010 and 2009.

	For the fiscal year ended
	March 31,
	2010	2009
	(In millions, except percentages)
Allowance for loan losses at the beginning of the fiscal year	¥1,599,630	¥1,094,226
Provision (credit) for loan losses	215,886	849,495
Charge-offs:
Domestic:
Manufacturing	43,059	26,405
Agriculture, forestry, fisheries and mining	713	648
Construction	31,779	40,185
Transportation, communications and public enterprises	24,999	28,004
Wholesale and retail	73,299	71,934
Finance and insurance	701	8,717
Real estate and goods rental and leasing	53,930	30,989
Services	66,826	47,742
Lease financing	1,400	3,664
Consumer	57,436	47,255
Others	6,753	598

Total domestic	360,895	306,141

Foreign:
Financial institutions	504	13,667
Commerce and industry	23,095	15,982
Lease financing	19	50
Others	2	1,034

Total foreign	23,620	30,733

Total	384,515	336,874

Recoveries:
Domestic:
Manufacturing	31	6
Construction	11	4
Transportation, communications and public enterprises	7	8
Wholesale and retail	27	3
Real estate and goods rental and leasing	11	1
Services	26	7
Consumer	836	820
Others	4	233

Total domestic	953	1,082

Foreign:
Financial institutions	—	1
Commerce and industry	6	5
Others	10	9

Total foreign	16	15

Total	969	1,097

Net charge-offs	383,546	335,777
Others(1)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:

Balance at the beginning of the fiscal year	¥192,325	¥92,248

Balance at the end of the fiscal year	¥121,797	¥192,325

Provision (credit) for loan losses	¥(42,830)	¥137,898

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.51%	0.45%

(1)	Others mainly included an increase in allowance for loan losses of ¥102,687 million from acquisition of subsidiaries for the fiscal year ended March 31, 2010, whereas the amount for the fiscal year ended March 31, 2009 was primarily from foreign exchange translations.

       Loan loss experience for the fiscal years ended March 31, 2008, 2007 and 2006 are not available under IFRS. However, the SMFG Group observed the following trends during such fiscal years. The provision for loan losses for the fiscal year ended March 31, 2007 decreased compared to the fiscal year ended March 31, 2006. The SMFG Group completed its intensive effort to improve asset quality by the fiscal year ended March 31, 2005 as required under the Program for Financial Revival announced in October 2002 by the Government of Japan. That program aimed to halve the amount of problem loans by March 31, 2005. The provision for loan losses continued to decrease after the fiscal year ended March 31, 2005. For the fiscal year ended March 31, 2008, the provision for loan losses increased compared to the fiscal year ended March 31, 2007, but was below that for the fiscal year ended March 31, 2006.
       The following table shows an allocation of the allowance for loan losses by the borrower’s domicile and industry type at March 31, 2010, 2009 and 2008.

	At March 31,

	2010		2009		2008
		% of loans in		% of loans in		% of loans in
		each category		each category		each category
	Amount	to total loans	Amount	to total loans	Amount	to total loans

	(In millions, except percentages)

Domestic:
Manufacturing	¥163,598	11.50%	¥155,886	11.56%	¥93,400	10.31%
Agriculture, forestry, fisheries and mining	4,453	0.22%	2,621	0.21%	1,856	0.35%
Construction	87,178	2.04%	104,320	2.25%	86,874	2.48%
Transportation, communications and public enterprises	82,113	4.80%	88,272	4.72%	54,836	4.43%
Wholesale and retail	179,494	7.58%	203,240	8.11%	160,265	8.67%
Finance and insurance	18,231	4.68%	36,596	4.73%	21,444	4.89%
Real estate and goods rental and leasing	386,706	11.94%	301,135	12.12%	144,984	12.82%
Services	172,037	6.33%	197,215	6.47%	166,214	7.02%
Municipalities	182	1.84%	252	1.67%	141	1.48%
Lease financing	49,596	3.17%	47,938	3.35%	30,239	3.63%
Consumer	214,224	23.93%	196,729	21.42%	172,242	21.48%
Others	53,946	6.98%	73,101	7.13%	69,483	6.94%

Total domestic	1,411,758	85.01%	1,407,305	83.74%	1,001,978	84.50%

Foreign:
Public sector	84	0.20%	103	0.11%	225	0.16%
Financial institutions	45,805	2.77%	45,375	2.37%	38,307	2.59%
Commerce and industry	69,043	11.13%	139,572	12.14%	46,640	11.31%
Lease financing	3,098	0.28%	3,321	0.31%	2,328	0.31%
Others	3,767	0.61%	3,954	1.33%	4,748	1.13%

Total foreign	121,797	14.99%	192,325	16.26%	92,248	15.50%

Total	¥1,533,555	100.00%	¥1,599,630	100.00%	¥1,094,226	100.00%

       The allocations of the allowance for loan losses at March 31, 2007 and 2006 are not available under IFRS. However, the SMFG Group observed the following trends with respect to the allowance for loan losses since March 31, 2006. The total allowance for loan losses decreased from March 31, 2006 to March 31, 2007 in particular for industries such as domestic real estate, services and construction. The total allowance for loan losses at March 31, 2007 was generally comparable to that at March 31, 2008.

V.  Deposits
       The following table shows the average amount of, and the average rate paid on, the following deposit categories for the fiscal years ended March 31, 2010 and 2009.

	For the fiscal year ended March 31,

	2010		2009

	Average amount	Average rate	Average amount	Average rate

	(In millions, except percentages)

Domestic offices:
Non-interest-bearing demand deposits	¥10,282,862	—	¥10,103,193	—
Interest-bearing demand deposits	29,884,845	0.04%	29,371,719	0.16%
Deposits at notice	916,101	0.05%	807,647	0.15%
Time deposits	24,105,635	0.33%	22,612,150	0.42%
Negotiable certificates of deposit	6,939,708	0.26%	4,072,823	0.60%
Others	3,304,221	0.23%	3,668,256	1.32%

Total domestic offices	75,433,372		70,635,788

Foreign offices:
Non-interest-bearing deposits	256,091	—	197,157	—
Interest-bearing deposits	7,104,994	0.55%	6,601,788	2.09%
Negotiable certificates of deposit	1,811,254	0.85%	711,143	3.70%

Total foreign offices	9,172,339		7,510,088

Total	¥84,605,711		¥78,145,876

       Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.
       The average balance and the average rate paid on deposits for the fiscal year ended March 31, 2008 are not available under IFRS. However, the SMFG Group observed the following trends with respect to the average balance and the average rate paid on deposits for the fiscal year ended March 31, 2008. The total average amount of deposits increased for the fiscal year ended March 31, 2009 compared to the fiscal year ended 31, 2008. This increase was primarily due to the steady increase of non-interest-bearing deposits, time deposits and negotiable certificates of deposits in domestic operations. The total average rate paid decreased for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008, due to a decrease in interest rates.
       The total amount of deposits by foreign depositors included in domestic offices for the fiscal years ended March 31, 2010 and 2009 were ¥1,008,387 million and ¥964,731 million, respectively.

       At March 31, 2010, the balances and remaining maturities of time deposits and negotiable certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately $107,000 at the median exchange rate for buying and selling spot dollars for yen by telegraphic transfer as determined by the Bank on March 31, 2010) or more and total foreign deposits issued in amounts of $100,000 or more are shown in the following table.

		Negotiable
		certificates of
	Time deposits	deposit	Total

	(In millions)

Domestic offices:
Not later than three months	¥7,423,023	¥4,008,917	¥11,431,940
Later than three months and not later than six months	4,506,980	779,422	5,286,402
Later than six months and not later than one year	6,391,741	342,527	6,734,268
Later than one year	3,995,343	35,839	4,031,182

Total	¥22,317,087	¥5,166,705	¥27,483,792

Foreign offices	¥1,745,181	¥1,828,898	¥3,574,079

VI. Return on Equity and Assets
       The following table shows the ratio of return on equity and assets for the fiscal years ended March 31, 2010 and 2009.

	For the fiscal year ended March 31,

	2010	2009

Return on average total assets	0.4%	(0.1%	)
Return on average shareholders’ equity	15.1%	(5.0%	)
Dividends payout ratio(1):
Basic	12.7%	—
Diluted	13.5%	—
Average shareholders’ equity to average total assets	2.8%	2.7%

(1)	Dividends declared per common share as a percentage of net profit per share. For the fiscal year ended March 31, 2009, the ratio was not calculated due to the net loss.
       The ratio of return on equity and assets for the fiscal year ended March 31, 2008 are not available under IFRS. However, the SMFG Group observed the following trends with respect to the ratio of return on equity and assets for the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2008, the SMFG Group recorded positive returns on assets and equity, and its dividend payout ratio due to a net income reported for the fiscal year ended March 31, 2008 as opposed to a net loss reported for the fiscal year ended March 31, 2009. Positive earnings also resulted in a higher equity to asset ratio for the fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2009.

VII. Short-Term Borrowings
       The following table shows certain additional information with respect to our short-term borrowings for the fiscal years ended March 31, 2010, 2009 and 2008. Information for the items marked as “n.a.” for the fiscal year ended March 31, 2008 is not available due to the lack of related financial information data under IFRS.

	For the fiscal year ended March 31,

	2010	2009	2008

	(In millions, except percentages)

Call money, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	¥6,903,011	¥8,674,384	¥	n.a.
Maximum balance outstanding at any month-end during the fiscal year	8,479,285	11,122,706		n.a.
Balance at the end of the fiscal year	7,557,007	11,122,706		10,344,904
Weighted average interest rate during the fiscal year	0.20%	1.04%		n.a.
Weighted average interest rate on balance at the end of the fiscal year	0.15%	0.29%		1.09%
Commercial paper:
Average balance outstanding during the fiscal year	1,651,374	1,388,061		n.a.
Maximum balance outstanding at any month-end during the fiscal year	1,927,229	1,768,437		n.a.
Balance at the end of the fiscal year	1,885,640	1,587,930		1,446,345
Weighted average interest rate during the fiscal year	0.31%	1.11%		n.a.
Weighted average interest rate on balance at the end of the fiscal year	0.19%	0.85%		1.15%
Short-term borrowings:
Average balance outstanding during the fiscal year	2,918,335	2,570,272		n.a.
Maximum balance outstanding at any month-end during the fiscal year	3,759,006	3,574,977		n.a.
Balance at the end of the fiscal year	3,759,006	2,835,898		2,287,878
Weighted average interest rate during the fiscal year	0.41%	1.44%		n.a.
Weighted average interest rate on balance at the end of the fiscal year	0.31%	0.64%		1.16%

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
       The following consolidated financial statements listed below and the report thereon by its independent registered public accounting firm are filed as part of this registration statement:

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Sumitomo Mitsui Financial Group, Inc.
We have audited the accompanying consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries (the “SMFG Group”) as of March 31, 2010 and 2009, and April 1, 2008, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SMFG Group as of March 31, 2010 and 2009, and April 1, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG AZSA LLC
Tokyo, Japan
July 28, 2010

CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Statement of Financial Position

		At March 31,		At April 1,

	Note	2010	2009	2008

		(In millions)

Assets:
Cash and deposits with banks	5	¥6,239,398	¥5,044,744	¥4,948,469
Call loans and bills bought		1,127,035	973,772	735,139
Reverse repurchase agreements and cash collateral on securities borrowed		5,697,669	2,009,141	2,478,762
Trading assets	6	3,258,779	1,070,386	1,534,380
Derivative financial instruments	7	5,061,542	6,062,870	4,774,071
Financial assets at fair value through profit or loss	8	2,092,383	2,063,790	2,086,612
Investment securities	9	23,152,188	22,929,529	17,992,484
Loans and advances	10	71,634,128	74,669,294	71,984,280
Investments in associates and joint ventures	11	289,141	407,835	457,394
Property, plant and equipment	12	993,171	903,956	861,692
Intangible assets	14	710,235	357,851	329,204
Other assets	15	1,574,769	1,078,151	1,084,218
Current tax assets		40,362	50,349	28,481
Deferred tax assets	22	1,122,129	1,713,208	1,241,344

Total assets		¥122,992,929	¥119,334,876	¥110,536,530

Liabilities:
Deposits	16	¥85,697,973	¥83,231,234	¥75,888,958
Call money and bills sold		2,119,558	2,750,337	2,761,530
Repurchase agreements and cash collateral on securities lent		5,437,449	8,372,369	7,583,374
Trading liabilities	17	1,592,625	14,280	62,825
Derivative financial instruments	7	4,756,695	5,743,542	4,486,819
Borrowings	18	7,321,484	6,423,003	6,122,529
Debt securities in issue	19	5,323,156	5,277,482	5,477,778
Provisions	20	32,236	29,664	27,709
Other liabilities	21	3,066,327	2,495,142	2,842,816
Current tax liabilities		58,978	54,851	85,503
Deferred tax liabilities	22	24,778	26,957	32,794

Total liabilities		115,431,259	114,418,861	105,372,635

Equity:
Capital stock	24	2,337,896	1,370,777	1,345,727
Capital surplus	24	1,081,432	114,594	25
Retained earnings	24	1,663,618	1,204,952	1,478,736
Other reserves	24	555,289	228,316	840,448
Treasury stock	24	(124,062)	(124,024)	(123,989)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		5,514,173	2,794,615	3,540,947
Non-controlling interests	25	2,047,497	2,121,400	1,622,948

Total equity		7,561,670	4,916,015	5,163,895

Total equity and liabilities		¥122,992,929	¥119,334,876	¥110,536,530

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement

		For the fiscal year ended
		March 31,

	Note	2010	2009

		(In millions, except per share data)

Interest income		¥1,766,047	¥2,164,048
Interest expense		346,810	676,293

Net interest income	26	1,419,237	1,487,755

Fee and commission income		650,437	570,603
Fee and commission expense		121,716	116,240

Net fee and commission income	27	528,721	454,363

Net trading income	28	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	29	75,579	(17,951)
Net investment income	30	178,552	159,511
Other income	31	232,334	193,119

Total operating income		2,764,553	2,411,095

Impairment charges on financial assets	32	258,641	1,240,710

Net operating income		2,505,912	1,170,385

General and administrative expenses	33	1,096,957	992,487
Other expenses	34	236,760	261,770

Operating expenses		1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures		37,461	54,318

Profit (loss) before tax		1,134,734	(138,190)

Income tax expense (benefit)	35	488,041	(56,166)

Net profit (loss) for the fiscal year		¥646,693	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥528,692	¥(154,954)
Non-controlling interests		118,001	72,930

Earnings per share:
Basic	36	¥511.51	¥(214.49)
Diluted	36	481.59	(259.62)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Net profit (loss) for the fiscal year	¥646,693	¥(82,024)

Other comprehensive income:
Available-for-sale financial assets:
Gains (losses) arising during the fiscal year, before tax	616,762	(1,134,743)
Reclassification adjustments for (gains) losses included in net profit, before tax	(77,339)	305,299

Exchange differences on translating foreign operations:
Losses arising during the fiscal year, before tax	(15,009)	(176,865)
Reclassification adjustments for losses included in net profit, before tax	2	129

Share of other comprehensive income (loss) of associates and joint ventures	9,960	(16,260)
Income tax relating to components of other comprehensive income	(219,887)	350,240

Other comprehensive income (loss) for the fiscal year, net of tax	314,489	(672,200)

Total comprehensive income (loss) for the fiscal year	¥961,182	¥(754,224)

Total comprehensive income (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥855,665	¥(767,086)
Non-controlling interests	105,517	12,862

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

					Exchange
				Available-	differences on
				for-sale	translating		Share-	Non-
	Capital	Capital	Retained	financial	the foreign	Treasury	holders’	controlling
	stock	surplus	earnings	assets	operations	stock	equity	interests	Total equity
	(In millions)
Balance at April 1, 2008	¥1,345,727	¥25	¥1,478,736	¥840,448	¥-	¥(123,989)	¥3,540,947	¥1,622,948	¥5,163,895

Comprehensive income:
Net profit (loss) for the fiscal year	—	—	(154,954)	—	—	—	(154,954)	72,930	(82,024)
Other comprehensive income (loss)	—	—	—	(491,235)	(120,897)	—	(612,132)	(60,068)	(672,200)

Total comprehensive income (loss)	—	—	(154,954)	(491,235)	(120,897)	—	(767,086)	12,862	(754,224)

Conversion of Type 4 preferred stock	25,050	115,601	—	—	—	—	140,651	—	140,651
Issuance of preferred securities	—	—	—	—	—	—	—	1,059,737	1,059,737
Redemption of preferred securities	—	—	—	—	—	—	—	(464,974)	(464,974)
Transactions with non-controlling interest shareholders	—	—	—	—	—	—	—	(24,668)	(24,668)
Acquisition and disposition of subsidiaries-net	—	—	—	—	—	—	—	4,568	4,568
Dividends to shareholders	—	—	(118,834)	—	—	—	(118,834)	(89,073)	(207,907)
Purchases of treasury stock	—	—	—	—	—	(943)	(943)	—	(943)
Sale of treasury stock	—	—	—	—	—	908	908	—	908
Loss on sale of treasury stock	—	(581)	—	—	—	—	(581)	—	(581)
Others	—	(451)	4	—	—	—	(447)	—	(447)

Balance at March 31, 2009	1,370,777	114,594	1,204,952	349,213	(120,897)	(124,024)	2,794,615	2,121,400	4,916,015

Comprehensive income:
Net profit for the fiscal year	—	—	528,692	—	—	—	528,692	118,001	646,693
Other comprehensive income (loss)	—	—	—	314,694	12,279	—	326,973	(12,484)	314,489

Total comprehensive income	—	—	528,692	314,694	12,279	—	855,665	105,517	961,182

Issuance of common stock	917,019	918,644	—	—	—	—	1,835,663	—	1,835,663
Conversion of Type 4 preferred stock	50,100	50,100	—	—	—	—	100,200	—	100,200
Issuance of preferred securities	—	—	—	—	—	—	—	388,000	388,000
Redemption of preferred securities	—	—	—	—	—	—	—	(496,231)	(496,231)
Transactions with non-controlling interest shareholders	—	—	—	—	—	—	—	4,868	4,868
Acquisition of subsidiaries	—	—	—	—	—	—	—	23,025	23,025
Dividends to shareholders	—	—	(71,175)	—	—	—	(71,175)	(99,082)	(170,257)
Purchases of treasury stock	—	—	—	—	—	(189)	(189)	—	(189)
Sale of treasury stock	—	—	—	—	—	151	151	—	151
Loss on sale of treasury stock	—	(108)	—	—	—	—	(108)	—	(108)
Others	—	(1,798)	1,149	—	—	—	(649)	—	(649)

Balance at March 31, 2010	¥2,337,896	¥1,081,432	¥1,663,618	¥663,907	¥(108,618)	¥(124,062)	¥5,514,173	¥2,047,497	¥7,561,670

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the fiscal year ended
	March 31,
	2010	2009
	(In millions)
Operating Activities:
Profit (loss) before tax	¥1,134,734	¥(138,190)
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(152,924)	323,250
Foreign exchange losses	135,453	283,855
Provision for loan losses	215,886	849,495
Depreciation and amortization	140,716	117,971
Share of post-tax loss of associates and joint ventures	37,461	54,318
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(91,035)	878,270
Net increase of call loans and bills bought	(137,593)	(312,637)
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(3,291,814)	457,598
Net (increase) decrease of loans and advances	4,021,020	(3,852,231)
Net change of trading assets and liabilities, and derivative financial instruments	(37,284)	347,358
Net increase of deposits	1,355,456	7,511,655
Net decrease of call money and bills sold	(1,062,075)	(6,959)
Net increase (decrease) of repurchase agreements and cash collateral on securities lent	(3,072,237)	802,865
Net increase of other unsubordinated borrowings and debt securities in issue	409,356	258,203
Income taxes paid-net	(109,520)	(108,943)
Other operating activities—net	62,212	(31,966)

Net cash and cash equivalents provided by (used in) operating activities	(442,188)	7,433,912

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(43,936,025)	(51,311,954)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	32,271,697	34,685,510
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	13,252,829	11,368,037
Purchases of held-to-maturity investments	(1,374,337)	(961,945)
Proceeds from maturities of held-to-maturity investments	173,409	1,416
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	(223,938)	(8,675)
Investments to associates and joint ventures	(60,787)	(45,856)
Proceeds from sale of investments in associates and joint ventures	152,312	—
Purchases of property, plant and equipment and investment properties	(173,408)	(178,327)
Purchases of intangible assets	(82,227)	(73,650)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	38,841	12,287
Other investing activities—net	6,837	(27,814)

Net cash and cash equivalents provided by (used in) investing activities	45,203	(6,540,971)

Financing Activities:
Proceeds from issuance of subordinated borrowings	8,000	5,000
Redemption of subordinated borrowings	(78,000)	(92,500)
Proceeds from issuance of subordinated bonds	607,212	381,036
Redemption of subordinated bonds	(649,875)	(316,875)
Proceeds from issuance of preferred securities	384,970	1,058,977
Redemption of preferred securities	(496,231)	(464,974)
Proceeds from issuance of common stock	1,824,896	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(71,063)	(118,759)
Dividends paid to non-controlling interest shareholders	(99,171)	(89,073)
Purchases of treasury stock and proceeds from sale of treasury stock—net	(146)	(616)

Net cash and cash equivalents provided by financing activities	1,430,592	362,216

Effect of exchange rate changes on cash and cash equivalents	(55,223)	(140,480)

Net increase of cash and cash equivalents	978,384	1,114,677
Cash and cash equivalents at the beginning of the fiscal year	4,633,179	3,518,502

Cash and cash equivalents at the end of the fiscal year	¥5,611,563	¥4,633,179

Net cash and cash equivalents provided by (used in) operating activities includes:
Interests and dividends received	¥1,838,253	¥2,287,371
Interests paid	370,902	693,138
Significant non-cash investing and financing activities:
     The SMFG Group acquired Nikko Cordial Securities Inc. and THE BIWAKO BANK, LIMITED during the fiscal year ended March 31, 2010. The details of these transactions are described in Note 48 “Acquisitions”.
     Capital stock and capital surplus were increased by conversion of Type 4 preferred stock during the fiscal years ended March 31, 2010 and 2009. The details of this transaction are described in Note 24 “Shareholders’ Equity”.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
1	GENERAL INFORMATION
       Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (the “Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly-owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section).
       SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, securities, leasing, credit card and other services.
       The consolidated financial statements have been authorized for issue by the Management Committee on July 27, 2010.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the fiscal years presented, unless otherwise stated.
Basis of Preparation
Compliance with International Financial Reporting Standards
       The consolidated financial statements of the SMFG Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), as issued by the International Accounting Standards Board (“IASB”). These are the SMFG Group’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied. An explanation of how the transition to IFRS has affected the financial position, financial performance and cash flows of the SMFG Group is provided in Note 51 “Reconciliation of IFRS Comparables from Previous GAAP”.
Basis of measurement
       The consolidated financial statements have been prepared under the historical cost basis except for the following:
•	trading assets and liabilities are measured at fair value;

•	derivative financial instruments are measured at fair value;

•	financial assets at fair value through profit or loss are measured at fair value;

•	available-for-sale financial assets are measured at fair value; and

•	the liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Functional and presentation currency
       The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except as otherwise indicated.
Critical accounting estimates and judgments
       The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Actual results may differ from these estimates. The notes to the consolidated financial statements set out areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements, such as allowance for loan losses (Note 10, 32), fair value of financial instruments (Note 44), impairment of available-for-sale financial assets (Note 9, 32), impairment of goodwill (Note 14), retirement benefits (Note 23), deferred tax assets (Note 22), and special purpose entities.
       Refer to Note 3 “Critical Accounting Estimates and Judgments” for further information.
Consolidation
Subsidiaries
       Subsidiaries are all entities controlled by the SMFG Group including special purpose entities (“SPE”s). The SMFG Group considers that it controls an entity if it has the power to govern the financial and operating policies of the entity, in general by having a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the SMFG Group controls another entity. Subsidiaries are fully consolidated from the date on which the SMFG Group obtains control. They are de-consolidated from the date on which the SMFG Group loses control.
       The SMFG Group has become a party to a number of SPEs for the purpose of, but not limited to, structured financing transactions, investment vehicles, securitization of financial assets and leasing transactions. The following circumstances may indicate a relationship in which, in substance, the SMFG Group controls and consequently consolidates the SPE:
•	the activities of the SPE are being conducted on behalf of the SMFG Group according to its specific business needs so that the SMFG Group obtains benefits from the SPE’s operation;

•	the SMFG Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an “autopilot” mechanism, the SMFG Group has delegated its decision-making powers;

•	the SMFG Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	the SMFG Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.
       Consolidation is reassessed whenever circumstances change and indicate that there has been a change in the control relationship between the SMFG Group and the SPE.
       The purchase method of accounting is used to account for the acquisition of subsidiaries by the SMFG Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the cost of acquisition over the fair value of the SMFG Group’s share of the identifiable net assets acquired is recorded as goodwill in the consolidated statement of financial position. If the cost of acquisition is less than the fair value of the

SMFG Group’s share of the identifiable net assets acquired, the difference is recognized immediately in the consolidated income statement.
       Inter-company transactions, balances and unrealized gains on transactions between the SMFG Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the SMFG Group.
Non-controlling interests
       The SMFG Group treats transactions with non-controlling interests as transactions with parties external to the SMFG Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in goodwill. Gains or losses on disposals to non-controlling interests are recorded in the consolidated income statement.
       Interests in the equity of subsidiaries not attributable to the SMFG Group are reported in the consolidated statement of financial position as a separate component of equity. Profits or losses attributable to non-controlling interests are separately reported in the consolidated income statement.
Associates and joint ventures
       An associate is an entity over which the SMFG Group has significant influence, but does not control the financial and operating policy decisions of the entity. Significant influence is generally presumed to exist when the SMFG Group holds 20% or more, but less than 50%, of the voting rights.
       Entities which are subject to joint control by more than one party including the SMFG Group may be determined to be a joint venture.
       The SMFG Group accounts for investments in associates and joint ventures using the equity method from the date on which they become associates or joint ventures. The SMFG Group discontinues the use of the equity method from the date on which the SMFG Group ceases to have significant influence or joint control over the investees.
       Under the equity method, the SMFG Group’s investments in associates and joint ventures are initially recognized at cost. The investments are subsequently increased or decreased to recognize the SMFG Group’s share of the post-acquisition profit or loss of the associate or joint venture and other movements included directly in the equity of the associate or joint venture. The SMFG Group’s share of the results of associates and joint ventures is based on the financial statements of its associates, adjusted to conform with the accounting policies of the SMFG Group. Profits on transactions between the SMFG Group and its associates and joint ventures are eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures. Losses are also eliminated to the extent of the SMFG Group’s interest in the associates or joint ventures unless the transaction provides evidence of an impairment in the asset transferred.
       The carrying amounts of the investments in associates and joint ventures include goodwill (net of any accumulated impairment loss) arising on the acquisition of the interests in the entities. Because goodwill arising on the acquisition of the interest in an associate or joint venture is not separately recognized, it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or joint venture is tested for impairment as a single asset by comparing its recoverable amount, which is the higher of value in use and fair value less costs to sell, with its carrying amount, whenever there is any objective evidence that the investment is impaired. An impairment loss recognized in prior periods for the investment is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment since the last impairment loss was recognized. If this is the case, the carrying amount of the investment is increased to its recoverable amount. That increase is a reversal of an impairment loss.
       When the SMFG Group’s share of losses in an associate or joint venture exceeds the SMFG Group’s carrying amount of the investment, the SMFG Group does not recognize further losses, unless it has a binding obligation or has made payments on behalf of the entity.

Segment Reporting
       The SMFG Group determines its operating segments based on the management approach which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by management, in order to allocate resources to a segment and to assess its performance.
Foreign Currency Translation
       Items included in the financial statements of each of the SMFG Group companies are measured using the currency of the primary economic environment in which the company operates (“the functional currency”). The consolidated financial statements are presented in Japanese yen, which is also SMFG’s functional currency.
Transactions and balances
       Foreign currency transactions that are denominated or settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are translated using the exchange rate at the end of the reporting date. Foreign exchange gains and losses resulting from the retranslation and settlement of monetary items are recognized in the consolidated income statement. Non-monetary items that are measured at fair value in a foreign currency are translated into the functional currency using the exchange rate at the date the fair value is determined. Translation differences on non-monetary items, such as equity instruments classified as available-for-sale financial assets, are not included in the consolidated income statement but are recognized directly in equity. Non-monetary items that are measured at historical cost in a foreign currency are translated into the functional currency using the exchange rate at the date of the initial transaction.
Foreign operations
       The assets and liabilities of foreign operations are translated into the presentation currency of the SMFG Group using the exchange rate at the reporting date, and their income statements are translated using the exchange rates at the dates of the transactions or average exchange rates where these approximate to actual rates.
       The exchange differences arising on the translation of a foreign operation are included in other comprehensive income within equity and subsequently included in profit or loss on full or partial disposal of the operation.
Financial Assets
       At initial recognition, the financial assets of the SMFG Group are classified into one of the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets.
       Regular way purchases and sales of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are recognized on the trade date – the date on which the SMFG Group commits to purchase or sell the assets.
       Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the SMFG Group has transferred substantially all the risks and rewards of ownership at a consolidated level. The SMFG Group consolidates all subsidiaries in accordance with IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation – Special Purpose Entities” before determining derecognition of financial assets under IAS 39 “Financial Instruments: Recognition and Measurement”.
Financial assets at fair value through profit or loss
       Financial assets are classified as held for trading and included in “Trading assets” in the consolidated statement of financial position, if they are acquired or incurred principally for the purpose of selling or repurchasing in the near term or if they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives are also classified as held for trading, without applying hedge accounting, and included in “Derivative financial instruments” in the consolidated statement of financial position. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Trading assets and derivatives are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair values of trading assets and derivative financial instruments are included in “Net trading income” in the consolidated income statement.
       The derivative component of a hybrid instrument containing both a derivative and non-derivative component (“host contract”) is referred to as an embedded derivative. Certain embedded derivatives are accounted for as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the hybrid instrument is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value and are presented in the consolidated statement of financial position together with the host contract.
       The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss and presents it as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position, when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period. Financial assets at fair value through profit or loss are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Gains and losses arising from changes in the fair value of these hybrid instruments are included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statement.
Loans and receivables
       Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:
•	those that the SMFG Group intends to sell immediately or in the short-term, which are classified as held for trading, and those that the SMFG Group upon initial recognition designates as at fair value through profit or loss;

•	those that the SMFG Group upon initial recognition classifies as available-for-sale; or

•	those for which the SMFG Group may not recover substantially all of its initial investment, other than because of credit deterioration.
       The financial assets classified as loans and receivables are mainly included in “Loans and advances” in the consolidated statement of financial position. Loans and receivables are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.
       When the SMFG Group is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease is recognized and presented within “Loans and advances” in the consolidated statement of financial position.
Held-to-maturity investments
       Held-to-maturity investments are non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturities that the SMFG Group has the positive intention and ability to hold to maturity. If the SMFG Group were to sell other than an insignificant amount of held-to-maturity investments, the remaining investments in this category would be reclassified as available-for-sale financial assets. Held-to-maturity investments are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets
       Available-for-sale financial assets are non-derivative financial assets that are classified as available-for-sale at initial recognition or are not classified into any of the other categories described above. Available-for-sale financial assets are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at fair value.
       Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until they are derecognized or impaired. At that time, the cumulative gain or loss previously recognized in equity is recognized in the consolidated income statement. However, interest income calculated using the effective interest method and foreign currency gains and losses on monetary assets classified as available-for-sale are recognized in the consolidated income statement. Dividends on available-for-sale equity instruments are recognized in the consolidated income statement when the entity’s right to receive payment is established.
Financial Liabilities
       Financial liabilities, except for held for trading and derivatives, are initially recognized at fair value net of transaction costs incurred, including premiums, discounts and issuance costs, and subsequently measured at amortized cost based on the effective interest method. Financial liabilities carried at amortized cost are mainly “Deposits”, “Borrowings”, and “Debt securities in issue” included in the consolidated statement of financial position.
       Financial liabilities held for trading and derivatives are initially measured at fair value with transaction costs being recognized in the consolidated income statement, and subsequently measured at fair value. Financial liabilities held for trading and derivatives are mainly included in “Trading liabilities” and “Derivative financial instruments”, respectively, in the consolidated statement of financial position.
       Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.
Hedge Accounting
       The SMFG Group does not apply hedge accounting under IAS 39.
Offsetting Financial Instruments
       Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position, only if the SMFG Group currently has a legally enforceable right to offset the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations they are presented on a gross basis.
Fair Value Measurement
       Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair values of quoted financial instruments in active markets are based on current bid or asking prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the SMFG Group establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analyses, option pricing models and other valuation techniques commonly used by market participants. Details of fair value measurement are described in Note 44 “Fair Value of Financial Assets and Liabilities”.
Recognition of Deferred Day One Profit and Loss
       The best evidence of fair value at initial recognition is the transaction price (i.e. the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include data from observable markets.

       The SMFG Group has certain financial instruments, such as derivatives and hybrid financial instruments, where fair value is determined using valuation techniques for which not all inputs are market observable. Such a financial instrument is initially recognized at the transaction price, although the value obtained from the relevant valuation technique may be different. The difference between the transaction price and the fair value based on the valuation technique, commonly referred to as “day one profit and loss”, is not recognized immediately in the consolidated income statement but is deferred.
       The timing of recognition of the deferred day one profit and loss is determined on an instrument by instrument basis. It is either amortized over the life of the transaction, deferred until the instrument’s fair value can be determined using market observable inputs, or realized through settlement. The financial instrument is subsequently measured at fair value, the value obtained from the valuation technique, and adjusted for the change in deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the consolidated income statement.
Repurchase and Reverse Repurchase Agreements, and Securities Borrowing and Lending Agreements
       In the ordinary course of business, the SMFG Group lends or sells securities under agreements to repurchase them at a predetermined price (“repos”). Since the majority of the risks and rewards are retained by the SMFG Group, the securities remain on the consolidated statement of financial position and a liability is recorded in respect of the consideration received. On the other hand, the SMFG Group borrows or purchases securities under agreements to resell them at a predetermined price (“reverse repos”). Since the SMFG Group does not retain the risks and rewards of ownership, these transactions are treated as collateralized loans and the securities are not included in the consolidated statement of financial position.
       The difference between the sales and purchase price is accrued over the life of the transactions. Securities lent to counterparties remain on the consolidated statement of financial position. Securities borrowed are not recognized in the consolidated statement of financial position, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a “Trading liability” at fair value and any subsequent gain or loss is included in “Net trading income” in the consolidated income statement.
       For the fiscal years ended March 31, 2010 and 2009, there were no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that were treated as sales and hence derecognized for accounting purposes.
Impairment of Financial Assets
Loans and advances and Held-to-maturity investments
       At the end of each reporting period, the SMFG Group assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.
       A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
       The criteria that the SMFG Group uses to determine that there is objective evidence of an impairment loss include:
•	significant financial difficulty of an issuer or an obligor;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the SMFG Group due to the borrower’s financial difficulties on terms that the SMFG Group would not otherwise consider;

•	indications that a borrower or issuer will enter bankruptcy;

•	disappearance of an active market for a security because of the borrower’s financial difficulties; and

•	other observable data relating to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or national or local economic conditions that correlate with defaults in the group.
       The SMFG Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the SMFG Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in the collective assessment of impairment.
       The allowance for individually significant impaired financial assets is measured by the discounted cash flow (“DCF”) method, which is used to calculate the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If financial assets have a variable interest rate, the discount rate for measuring any impairment loss is the effective interest rate determined under the contract, for the current period. The estimated future cash flows are individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.
       The collective allowance for financial assets is classified into two types: (1) the allowance for impaired financial assets that are not individually significant, and (2) the allowance for the non-impaired financial assets which reflects the incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified. The collective allowance is estimated by applying historical loss experience to groups of homogenous loans and then adjusting the historical loss data for current circumstances. The homogeneous groups are determined on the basis of similar credit risk characteristics. For every group, the SMFG Group’s grading processes are established considering asset type, industry, geographical location, collateral type, past-due status and other relevant characteristics (see Note 45 “Financial Risk Management”). These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.
       The carrying amount of the asset is reduced by the impairment loss either directly or through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in “Impairment charges on financial assets” in the consolidated income statement.
       If a financial asset is determined to be uncollectible, it is written off against the related allowance account. Uncollectible financial assets are normally written off when there is no expectation of further recovery after any collateral is foreclosed and the amount of the loss has been determined. Those assets primarily include loans for borrowers that have been legally or formally declared bankrupt and borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt.
       In addition, provisions for loan commitments are calculated where it is probable that the SMFG Group will incur a loss and recognized in other provisions (see Note 20 “Provisions”).

Renegotiated loans and advances
       Renegotiated loans and advances are loans and advances that would otherwise be past due or impaired, but whose terms have been renegotiated without providing any concessions. As the terms of the renegotiation do not result in a decrease in the net present value of the loan discounted at its original effective interest rate, we do not consider these loans to be impaired. Further, once the loans and advances have been renegotiated, they are no longer considered past due. Those loans and advances are continually assessed for impairment.
Available-for-sale financial assets
       At the end of each reporting period, the SMFG Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the instruments below cost is also considered in determining whether the assets are impaired. In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as for loans and advances and held-to-maturity investments. If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the consolidated income statement.
       Impairment losses recognized in the consolidated income statement on equity instruments classified as available-for-sale are not reversed through the consolidated income statement. For debt instruments classified as available-for-sale, if the fair value recovers in a subsequent period and it can be objectively associated with an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.
Property, Plant and Equipment
       All property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Additions and subsequent expenditures are capitalized only to the extent that they enhance the future economic benefits expected to be derived from the assets. Repairs and maintenance costs are expensed as incurred.
       Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:
•	Buildings: 7–50 years;

•	Leased assets: the shorter of the lease term and the estimated useful life, which is principally 5–20 years; and

•	Others (principally equipment and furniture): 2–20 years.
       The residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount. These are included in “Other income” and “Other expenses” in the consolidated income statement.
Intangible Assets
Goodwill
       Goodwill represents the excess of the cost of an acquisition over the SMFG Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of an acquiree, and is initially recognized at the date of acquisition. Goodwill is allocated to cash-generating units for the purpose of impairment testing. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Impairment testing is performed at least annually and whenever there is an indication that the cash-generating unit may be impaired. When the SMFG Group disposes of all or part of a cash-generating unit to which goodwill is allocated, the goodwill associated with the cash-generating unit is included in the carrying amount of the cash-generating unit when determining the gain or loss on disposal.

Software
       Purchased software is carried at cost less accumulated amortization and accumulated impairment losses, if any.
       Expenditure on internally generated software is recognized as an asset if the SMFG Group can demonstrate its intention and ability to complete the development and use the software in a manner that will generate future economic benefits and it can reliably measure the costs to complete the development. Internally generated software is carried at capitalized cost less accumulated amortization and accumulated impairment losses, if any. Costs associated with maintaining software are expensed as incurred.
       Software is amortized using the straight-line method over the estimated useful life, generally 5 years.
Contractual customer relationships and trademarks
       Contractual customer relationships and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships and trademarks are carried at cost less accumulated amortization or impairment losses, if any. Contractual customer relationships and trademarks are amortized using the straight-line method over their estimated useful lives of 10 to 15 years.
Other intangible assets
       Other intangible assets primarily consist of leasehold rights. They are recognized only when the SMFG Group legally obtains the rights and can reliably measure the fair value. Leasehold rights have an indefinite useful life and they are not amortized but are tested for impairment annually.
Impairment of Non-Financial Assets
       Non-financial assets are reviewed for impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated income statement if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset. In addition, irrespective of whether there is any indication of impairment, intangible assets that have an indefinite useful life are tested for impairment annually.
       For the purposes of conducting impairment reviews, assets are grouped into cash-generating units to which the assets belong. Non-financial assets other than impaired goodwill are reviewed for possible reversal of the impairment loss at the end of each reporting period. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Leases
As lessee
       A lease agreement in which the lessor retains a significant portion of the risks and rewards of ownership of assets is classified as an operating lease. The leases entered into by the SMFG Group as a lessee are primarily operating leases. Operating lease payments, net of lease incentives received from the lessor, are recognized in the consolidated income statement on a straight-line basis over the lease term.
       A lease agreement in which the lessor transfers to the lessee substantially all the risks and rewards of ownership of assets, with or without ultimate legal title, is classified as a finance lease. For finance leases, the SMFG Group initially recognizes the leased asset at the lower of the fair value of the asset or the present value of the minimum lease payments. Subsequent to initial recognition, assets are accounted for in accordance with the accounting policy applicable to those assets. The corresponding liability to the lessor is recognized as a lease obligation within “Borrowings” in the consolidated statement of financial position. Interest expense is recognized over the term of the lease based on the interest rate implicit in the lease so as to give a constant rate of interest on the remaining balance of the liability.
As lessor
       When the SMFG Group acts as a lessor in an operating lease, the leased assets are included in “Property, plant and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a basis consistent with similar assets in property, plant and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognized as an expense on a straight-line basis over the lease term.
       When the SMFG Group is a lessor in a finance lease, the leased assets are derecognized and the present value of the future lease payments is recognized as a lease receivable within “Loans and advances” in the consolidated statement of financial position. The difference between the gross receivables, i.e. undiscounted future cash flows, and the present value of the receivables is recognized as unearned finance income. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.
Sale and leaseback
       Where a sale and leaseback agreement is classified as an operating lease and the transaction took place at fair value, any profit or loss, where the sale price is over the carrying amount of the asset sold, is recognized immediately. If the sale price is below fair value, any profit or loss is recognized immediately, that if the loss is compensated for by future lease payments at below market price, the loss is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.
Cash and Cash Equivalents
       For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and other short-term highly liquid financial assets with original maturities of three months or less, which are subject to insignificant risk of changes in their fair value.
Provisions
       A provision is recognized if, as a result of a past event, the SMFG Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Financial Guarantee Contracts
       Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities. Financial guarantees are initially recognized at fair value on the date the guarantee is given.
       Subsequent to initial recognition, the SMFG Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the consolidated income statement the fee income earned over the guarantee period, and the best estimate of the expenditure required to settle any financial obligation arising at the end of the reporting period. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.

       Any increase in the liability relating to financial guarantee contracts is recorded in “Other expenses” in the consolidated income statement.
Employee Benefits
       The SMFG Group operates various retirement benefit plans and other employee benefit plans.
Retirement benefits
       The SMFG Group has defined benefit plans, such as defined benefit pension plans and lump-sum severance indemnity plans, and defined contribution plans.
       (a) Defined benefit plans
       The liabilities and the assets recognized in the consolidated statement of financial position in respect of defined benefit plans are the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.
       The present value of the defined benefit obligation is calculated annually by qualified actuaries. The SMFG Group attributes the retirement benefits to periods of service on a straight-line basis because an employee’s service in later years will lead to a materially higher level of benefit than in earlier years. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. In cases where there is no deep market in corporate bonds with a sufficiently long maturity to match the estimated maturity of the benefit payments, the SMFG Group uses current market rates of the appropriate term to discount shorter term payments and estimates the discount rates for longer maturities by extrapolating current market rates along the yield curve.
       Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives, in accordance with the corridor approach.
       Past service costs are recognized immediately in the consolidated income statement, unless the changes to the plan are conditional on the employee’s remaining in service for a specified period of time (“vesting period”). If the changes to the plan are conditional on the employee’s remaining in service for a vesting period, the past service costs are amortized on a straight-line basis over the vesting period.
       When the calculations above result in a benefit to the SMFG Group, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the SMFG Group if it is realizable during the life of the plan or on settlement of the plan obligations.
       (b) Defined contribution plans
       Contributions to defined contribution plans are recognized as expense in the consolidated income statement when they are due.
Other long-term employee benefits
       The SMFG Group’s net obligation in respect to long-term employee benefits other than retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any related assets is deducted. The discount rates are market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. The calculation of obligations is performed using the projected unit credit method. Any actuarial gains or losses and past service costs are recognized in the consolidated income statement in the period in which they arise.
Short-term employee benefits
       Short-term employee benefits, such as salaries, paid absences and other benefits are accounted for on an accrual basis over the period in which employees have provided services. Bonuses are recognized to the extent that the SMFG Group has a present obligation to its employees that can be measured reliably.
Income Tax
       Income tax expense (benefit) comprises of current and deferred tax. Income tax expense (benefit) is recognized in the consolidated income statement except for those related to items recognized directly in equity. In such case, the income tax expense (benefit) is recognized in equity.
       Current tax is the expected tax payable or receivable on the taxable profit or loss for the fiscal year.
       Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
       Deferred tax assets principally arise from tax losses carried forward, impairment of investment securities and loans, and the allowance for loan losses.
       Deferred tax is not recognized for the following temporary differences: (a) the initial recognition of goodwill; (b) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and (c) the temporary differences associated with investments in subsidiaries, associates, and joint ventures, when the parent investor is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
       Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized where it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized.
Debt and equity securities in issue
       On initial recognition, financial instruments issued by the SMFG Group are classified in accordance with the substance of the contractual agreement as financial liabilities where the contractual arrangement results in the SMFG Group having a present obligation to either deliver cash or another financial asset to the holder, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. The instruments or their components are classified as equity where they do not meet the definition of a liability and evidence a residual interest in an entity’s assets after deducting all of its liabilities. Compound financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the entire value of the compound financial instrument the fair value of the liability component which has been determined separately.
Shareholders’ Equity
Stock issuance costs
       Incremental costs directly attributable to the issuance of new shares or options including those issued as a result of a business combination transactions are deducted from the proceeds and shown in equity, net of tax.

Dividends on common stock and preferred stock
       Dividends on common stock and preferred stock are recognized in equity in the period in which they are approved by the shareholders. Dividends for the fiscal year that are declared after the reporting period are described in Note 41 “Dividends Per Share”.
Treasury stock
       Where SMFG or the SMFG Group companies purchase SMFG’s common or preferred stock, the consideration paid is deducted from equity as treasury stock until they are cancelled or sold. No gain or loss is recognized on the purchase, sale, or cancellation of SMFG’s own equity instruments and the consideration paid or received is recognized in equity.
Interest Income and Expense
       Interest income and expense for all interest-bearing financial instruments, except for those classified as held for trading and financial assets at fair value through profit or loss, are recognized in “Interest income” and “Interest expense” in the consolidated income statement using the effective interest method.
       The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.
       The effective interest rate is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the SMFG Group estimates cash flows, considering the contractual terms of the financial instrument but not including future credit losses. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate of the financial instrument, transaction costs and other premiums or discounts.
       Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For financial assets measured at amortized cost, the interest rate is the original effective interest rate.
Net Fee and Commission Income
       Net fee and commission income includes fee and commission income arising from a diverse range of services that the SMFG Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income earned from services that are provided over a certain period of time. Fee and commission income earned from providing transaction services are recognized when the service has been completed or the event has occurred. This fee and commission income includes fees on funds transfer and collection services, service charges from deposits accounts, fees and commissions on the securities business, underwriting fees, brokerage fees, and fee and commission income from other services. Fee and commission income earned from services over a period of time is recognized over that service period. This fee and commission income includes fees on credit-related businesses, investment fund businesses, and fee and commission income from other services. Loan commitment fees, together with the related direct cost, for loans that are likely to be drawn down are deferred and recognized as an adjustment to the effective interest rate on the loan. Loan commitment fees are recognized over the term of the commitment period when it is unlikely that a loan will be drawn down.
Net Trading Income
       Net trading income consists of margins made on market-making and customer business, as well as changes in fair value of trading assets and liabilities and derivative financial instruments, caused by movements in interest rates, exchange rates, equity prices and other market variables. It also includes net interest and dividend income on trading assets and liabilities.

Net Income (loss) from Financial Assets at Fair Value through Profit or Loss
       Net income (loss) from financial assets at fair value through profit or loss includes all gains and losses arising from changes in the fair value of these financial assets and sales of such assets, and interest and dividend income on these financial assets.
Net Investment Income
       Net investment income includes gains and losses on the disposal of available-for-sale financial assets, and dividends from available-for-sale equity instruments.
Earnings Per Share
       The SMFG Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the SMFG Group by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common stock outstanding for the effects of all dilutive potential common stock, which comprise of share options granted to employees and preferred stock which is convertible to common stock.
Early Adopted Accounting Pronouncements
       Amendment to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopter”: Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters (Amendment to IFRS 1), issued in January 2010, added paragraph E3. This amendment is effective for annual periods beginning on or after July 1, 2010, but earlier application is permitted. The SMFG Group has early adopted this amendment and therefore does not present the comparative information required by IFRS 7.
       Improvements to IFRS (2009) - Amendment to IFRS 8 “Operating Segments; Disclosure”. For periods prior to January 1, 2010, a measure of total segment assets was required to be disclosed for all segments regardless of whether those measures were reviewed by the chief operating decision maker. In December 2007, the IASB concluded that IFRS 8 should be changed to state that a measure of segment assets should only be disclosed when such information is provided to the chief operating decision maker. This change was included as part of the IASB’s 2009 annual improvement project issued in April 2009. This amendment is effective for periods beginning on or after January 1, 2010 with early adoption permitted. The SMFG Group has early adopted this amendment not to present asset information for each segment as the SMFG Group does not report such information to the management.
Recent Accounting Pronouncements
       The SMFG Group is currently assessing the impact of the following standards, amendments, and interpretations that are not yet effective and have not been early adopted:
       IFRS 3 (revised) “Business Combinations” (“IFRS 3 R”) and IAS 27 (revised) “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. The main changes under IFRS 3 R include: (a) acquisition-related costs are recognized as expenses as incurred; (b) equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained and any gain or loss is recognized in profit or loss; (c) changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between owners and reported in equity; and (d) an option is available, on a transaction-by-transaction basis, to measure any non-controlling interests in the equity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired. IAS 27 R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. It also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. IFRS 3 R and IAS 27 R are effective for annual periods beginning on or after July 1, 2009 and they will be applied prospectively. The impact of the adoption of IFRS 3 R and IAS 27 R will depend on the scale of future acquisitions and disposals of subsidiaries. The SMFG

Group is currently evaluating the potential impact that the adoption of the revised standards will have on its consolidated financial statements for acquisitions discussed in Note 48 “Acquisitions”.
       IFRS 9 “Financial Instruments”. The standard introduces new requirements for classifying and measuring financial assets. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. Investments in equity instruments in respect of which an entity does not elect to present fair value changes in other comprehensive income are measured at fair value with changes in fair value recognized in profit or loss. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead the hybrid financial instrument is assessed in its entirely as to whether it should be measured at fair value or amortized cost. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
       IAS 39 (amendment) “Financial Instruments: Recognition and Measurement – Eligible Hedged Items”. The amendments introduce additional application guidance in the context of hedge accounting regarding the designation of inflation in a financial hedged item and the designation in a hedged item of a one-side risk. The amendments are effective for annual periods beginning on or after July 1, 2009 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IFRS 2 (amendment) “Share-based Payment – Group Cash-settled Share-based Payments”. The amendments require that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services, no matter which entity in the group settles the transaction and no matter whether the transaction is settled in shares or cash. The amendments are effective for annual periods beginning on or after January 1, 2010 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IAS 32 (amendment) “Financial Instruments: Presentation on Classification of Rights Issues”. The amendments require a financial instrument that gives the holder the right to acquire a fixed number of the entity’s instruments for a fixed amount of any currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendments are effective for annual periods beginning on or after February 1, 2010 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IAS 24 (amendment) “Related Party Disclosures”. The amendments provide a partial exemption from the related party disclosure requirement for government-related entities, clarify the definition of a related party, and include an explicit requirement to disclose commitments involving related parties. The amendments are effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IFRIC 14 (amendment) “Pre-payments of a Minimum Funding Requirement”. The amendments apply when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognized as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IFRIC 17 “Distributions of Non-cash Assets to Owners”. The Interpretation deals with the recognition and measurements of dividends payable and also addresses the question of how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

       IFRIC 18 “Transfer of Assets from Customers”. The Interpretation clarifies the accounting for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The Interpretation requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value with the difference between the fair value of the instrument issued and the carrying value of the liability extinguished being recognized in profit or loss. The Interpretation is effective for annual periods beginning on or after July 1, 2010 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       Improvements to IFRS (2008). The improvements amend twenty IFRS standards and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. The amendments are already effective for the SMFG Group, except for the amendment to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The amendment to IFRS 5 is effective for annual periods beginning on or after July 1, 2009 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.
       Improvements to IFRS (2009). The improvements amend twelve IFRS standards and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. The amendments are largely clarifications of existing requirements and guidance, and several of the amendments could result in changes to existing practice. The amendments are effective for annual periods beginning on or after January 1, 2010 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements. The amendment to IFRS 8 has been early adopted by the SMFG Group.
       Improvements to IFRS (2010). The improvements amend seven IFRS standards, and are part of the IASB’s annual improvements under which the IASB makes necessary, but not-urgent, amendments. Key amendments include: IFRS 3/IAS 27 - clarification of transition requirements, measurement of non-controlling interests, unreplaced and voluntarily replaced share-based payment awards that are part of a business combination; IFRS 7 - clarifications related to the disclosure of financial instruments; and IAS 1 - clarification of content of statement of changes in equity. The amendments are generally effective for annual periods beginning on or after January 1, 2011 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
       The consolidated financial statements are influenced by estimates and management judgment, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated.
Key Sources of Estimation Uncertainty
Allowance for loan losses
       Allowance for loan losses represents management’s estimate of the losses incurred in the loan portfolios at the end of each reporting period. Management exercises judgment in making assumptions and estimations when calculating the allowance for loan losses on both individually and collectively assessed loans.
       The allowance for loan losses for individually significant impaired loans is estimated by management based on the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held. The allowance for loan losses for the remaining loans is collectively estimated by grouping financial assets into portfolios on the basis of similar credit risk characteristics and using the historical loss experience for these portfolios adjusted for the effect of the current economic environment. To assess the losses on the loan portfolios where loss events have occurred but not yet been identified, management develops assumptions and methodologies to estimate the loss identification period.
       Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. The impairment charges for loan losses totaled ¥215,886 million and ¥849,495 million for the fiscal years ended March 31, 2010 and 2009, respectively. For additional information, refer to Note 10 “Loans and Advances” and Note 32 “Impairment Charges on Financial Assets”.
Fair value of financial instruments
       The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. In these cases, inputs to valuation techniques are based on observable data with respect to similar financial instruments or using models. Where observable inputs are not available, the fair value is estimated based on appropriate assumptions. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed. All models are certified before they are used, and calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the fair values of these financial instruments. More details about the SMFG Group’s valuation techniques, and the sensitivity analyses of fair values for financial instruments with significant unobservable inputs to reasonably possible alternative assumptions are given in Note 44 “Fair Value of Financial Assets and Liabilities”.
Impairment of available-for-sale financial assets
       Available-for-sale financial assets are impaired if there is objective evidence of impairment as a result of loss events. The SMFG Group exercises judgment in determining whether there is objective evidence of occurrence of loss events which result in a decrease in estimated future cash flows of the financial assets. The estimation of future cash flows also requires judgment. In the assessment of impairment of available-for-sale equity instruments, we also consider whether there has been a significant or prolonged decline in fair value below their cost. The determination of what is a significant or prolonged decline requires management judgment.
       Impairment may occur when there is objective evidence of deterioration in the financial conditions of the investee, industry and sector performance, or changes in operating and financing cash flows. The determination of impairment in this respect also includes significant management judgment.

       Management estimates and judgments may change from time to time upon future events that may or may not occur and changes in these estimates and judgments could adversely affect the carrying amounts of available-for-sale financial assets. Impairment charges on available-for-sale financial assets totaled ¥42,755 million and ¥391,215 million for the fiscal years ended March 31, 2010 and 2009, respectively. For additional information, refer to Note 9 “Investment Securities” and Note 32 “Impairment Charges on Financial Assets”.
Impairment of goodwill
       Goodwill is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that it may not be recoverable. If any such indication exists, then its recoverable amount is estimated. The process to determine the recoverable amount is inherently uncertain because such recoverable amount is determined based on a number of management estimates and judgments. The SMFG Group determines the recoverable amount using the estimated future cash flows, pre-tax discount rates, growth rates, and other factors. The estimation of future cash flows inherently reflects management judgments, even though such forecasts are prepared taking into account actual performance and external economic data. The pre-tax discount rates and growth rates may be significantly affected by market interest rates or other market conditions, which are beyond the management’s control, and therefore significant management judgments are made to determine these assumptions. These management judgments are made based on the facts and circumstances at the time of the impairment test, and may vary depending on the situation and the time. Changes in the management judgments may result in different impairment test results and different impairment amounts recognized. For the fiscal years ended March 31, 2010 and 2009, impairment losses on goodwill totaled ¥3,918 million and ¥10,141 million, respectively. For additional information, refer to Note 14 “Intangible Assets”.
Retirement benefits
       The SMFG Group has defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans. The present value of the defined benefit obligation is calculated based on actuarial valuations that are dependent upon a number of assumptions, including discount rates, mortality rates and future salary (benefit) increases. The discount rates are equivalent to market yields of AA credit-rated corporate bonds that have terms to maturity approximating those of the related obligations. Future mortality rates are based on the official mortality table generally used for actuarial assumptions in Japan. Other assumptions used for the calculation of the defined benefit obligation are based on historical records. The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Any change in these assumptions will impact actuarial gains and losses, as well as the present value of the defined benefit obligations and the net retirement benefit expense for each period. Actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation are recognized in the consolidated income statement over the employees’ expected average remaining working lives. The amounts of cumulative unrecognized actuarial losses, net of gains, at March 31, 2010 and 2009 were ¥142,359 million and ¥243,364 million, respectively. For additional information, refer to Note 23 “Retirement Benefits”.
Deferred tax assets
       Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance and the business plans that management believes to be prudent and feasible. While the SMFG Group carefully assesses the realization of tax losses carried forward and deductible temporary differences, the actual taxable profit in the future may be less than the forecast. The net deferred tax assets amounted to ¥1,097,351 million, ¥1,686,251 million and ¥1,208,550 million at March 31, 2010 and 2009, and April 1, 2008, respectively. For additional information, refer to Note 22 “Deferred Income Tax”.

Critical Accounting Judgments
Special purpose entities
       The SMFG Group is involved in transactions using special purpose vehicles which may be deemed as SPEs under IFRS in areas including the securitization of financial assets.
       The SMFG Group consolidates SPEs, if the SMFG Group controls the SPEs in terms of potential indicators of control under IFRS. SPEs are consolidated when the substance of the relationship between the SMFG Group and the SPE indicates control. As it can sometimes be difficult to determine whether the SMFG Group controls an SPE, management makes judgments about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question.
4	SEGMENT ANALYSIS
Business Segments
       The SMFG Group’s Business Segments information is prepared based on the internal reporting system utilized by management to assess the performance of the SMFG Group’s business segments. The SMFG Group has four main business segments, which include Commercial Banking, Securities, Leasing, and Credit Card. Segment information covers SMBC, which accounts for a major portion of the SMFG Group’s total assets and revenue, and the main subsidiaries related to the financial business.
Commercial Banking
       SMBC consists of the majority of the commercial banking segment, and the remainder includes, but is not limited to, the Japanese regional financial institutions, Kansai Urban Banking Corporation and THE MINATO BANK, LTD, an internet bank, The Japan Net Bank, Limited, and foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited, Manufacturers Bank, and Sumitomo Mitsui Banking Corporation (China) Limited. Since SMBC has a significant impact on the performance of the SMFG Group, its performance is reported to management in more detail by classifying the reporting into five business units by customer market segmentation comprised of the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit.
       SMBC’s Consumer Banking Unit
       SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.
       SMBC’s Middle Market Banking Unit
       SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit offers customers lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services, some of which are offered in cooperation with other SMFG Group companies.
       SMBC’s Corporate Banking Unit
       SMBC’s Corporate Banking Unit provides a wide range of financial services such as loans, deposits, and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides financial products and services through SMBC’s Investment Banking Unit such as loan syndication, structured finance, commitment lines and non-recourse loans.

       SMBC’s International Banking Unit
       SMBC’s International Banking Unit supports Japanese companies doing business in overseas markets by providing a wide range of financial services in local markets, as well as engaging in businesses with non-Japanese companies and governmental companies. This business unit has branches in Europe, America and Asia Pacific regions forming a large global network. This business unit provides financial products and services including, but not limited to, project finance, loan syndication, securitization, shipping finance, global cash management services and yen custody services.
       SMBC’s Treasury Unit
       SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs, engages in trading operations and handles asset liability management (“ALM”) operations. It supports other units’ customer transactions such as credit operations and deposit taking services by entering into market transactions. This business unit also manages market and liquidity risk while maximizing its earnings by using an expanded array of investment techniques including alternative investments, diversified investment portfolios and increased arbitrage investment opportunities.
       SMBC’s Others
       SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. It mainly consists of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in SMBC’s Others are those related to the Corporate Staff Units including the Compliance Unit, the Office of Corporate Auditors and the Corporate Planning Department, which do not belong to either of the five business units.
       In addition to the above five business units, SMBC has an Investment Banking Unit, which develops and provides investment banking products and services, as well as other cross-sectional departments such as the Corporate Advisory Division, the Global Advisory Department and the Private Advisory Division. Since these units and departments are cross-sectional supporting all other business units, their revenues and expenses are in principle allocated to each business unit.
Securities
       Securities mainly consist of Nikko Cordial Securities Inc., and SMBC Friend Securities Co., Ltd. for the fiscal year ended March 31, 2010, and SMBC Friend Securities Co., Ltd. and Daiwa Securities SMBC Co., Ltd. for the fiscal year ended March 31, 2009. Nikko Cordial Securities Inc., which the SMFG Group acquired on October 1, 2009, is one of the largest securities companies in Japan and offers financial products, investment consultation, and administration services to individual and corporate customers. Their offerings include stocks, bonds, investment trusts and variable annuity insurance products. SMBC Friend Securities Co., Ltd. is a securities company that provides financial products focused mainly on retail customers residing in Japan. Daiwa Securities SMBC Co., Ltd., which was a whole-sale securities company and had been accounted for as an associate until the SMFG Group sold its shares at the end of December 2009, is reported in “Other profit” under the Total column in the securities segment.
Leasing
       Leasing mainly consists of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Leasing and Finance, Inc., and Sumitomo Mitsui Auto Service, which is an associate of the SMFG Group. SMFL offers a wide range of leasing services by combining the know-how obtained from the expertise of the SMFG Group in providing financial solutions, and the expertise of Sumitomo Corporation Group in commercial products and business distribution. These services include, among others, leasing services for corporations, such as leasing of information and communication equipment, industrial equipment, construction equipment.

Credit Card
       Credit Card mainly consists of Sumitomo Mitsui Card Company, Limited (“SMCC”) and Cedyna Financial Corporation. SMCC is the first company to introduce the Visa Card to Japan as well as a leading company in the domestic credit card industry. SMCC provides settlement and financing services, mainly related to credit card transactions. Cedyna Financial Corporation was established as an associate of the SMFG Group on April 1, 2009 by a merger between Central Finance Co., Limited, QUOQ Inc. and OMC Card, Inc. On May 31, 2010, the SMFG Group acquired the majority of Cedyna Financial Corporation. For additional information, refer to Note 48 “Acquisitions”.
SMFG’s Others
       SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Credit Card segments, and the SMFG Group as a whole. It mainly consists of the profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute, Limited, ORIX Credit, Promise Co., Ltd, and At-Loan Co., Ltd. It also includes internal transactions between the SMFG Group companies, which were eliminated in the consolidated financial statements.
Measurement of Segment Profit or Loss
       The Business Segments information is prepared under the management approach. The business profit is used as a revenue indicator of banks in Japan. The business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding non-recurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure requirements on segment information is in accordance with IFRS, the figures reported to management are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the Business Segment information does not agree to the figures in the consolidated financial statements under IFRS. These differences are addressed later in “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
       The information regarding total assets of each segment is not provided to management to decide how to allocate resources and assess performance. Accordingly, total assets are not included in the segment information.

Segmental Results of Operation

	For the fiscal year ended March 31, 2010
	Commercial Banking								Securities			Leasing		Credit Card		Others	Total
	SMBC							Total(4)			Total(4)		Total(4)		Total(4)
		Middle		Interna-								Sumitomo
	Consumer	Market	Corporate	tional					Nikko	SMBC		Mitsui		Sumitomo
	Banking	Banking	Banking	Banking	Treasury		SMBC		Cordial	Friend		Finance &		Mitsui
	Unit	Unit	Unit	Unit	Unit	Others	Total		Securities	Securities		Leasing		Card
	(In billions)
Gross profit(1)	¥391.7	¥472.9	¥197.3	¥169.1	¥272.8	¥(48.5)	¥1,455.3	¥1,669.3	¥100.5	¥67.2	¥161.4	¥97.2	¥109.5	¥183.6	¥183.4	¥19.2	¥2,142.8
Net interest income	357.2	298.2	125.9	110.1	187.5	(32.5)	1,046.4	1,181.9	(1.4)	0.6	(0.2)	59.8	64.5	27.5	29.3	9.9	1,285.4
Net non-interest income	34.5	174.7	71.4	59.0	85.3	(16.0)	408.9	487.4	101.9	66.6	161.6	37.4	45.0	156.1	154.1	9.3	857.4
General and administrative expenses(1)	(288.7)	(218.7)	(33.3)	(54.5)	(16.3)	(74.3)	(685.8)	(803.3)	(77.0)	(44.4)	(124.3)	(28.5)	(40.9)	(135.8)	(137.9)	6.5	(1,099.9)
Other profit(2)	—	—	—	—	—	—	—	(132.8)	—	—	13.7	(24.8)	(27.5)	(23.5)	(40.4)	(23.6)	(210.6)

Consolidated net business profit(3)(5)	¥103.0	¥254.2	¥164.0	¥114.6	¥256.5	¥(122.8)	¥769.5	¥733.2	¥23.5	¥22.8	¥50.8	¥43.9	¥41.1	¥24.3	¥5.1	¥2.1	¥832.3

	For the fiscal year ended March 31, 2009
	Commercial Banking								Securities			Leasing		Credit Card		Others	Total
	SMBC							Total(4)			Total(4)		Total(4)		Total(4)
		Middle		Interna-								Sumitomo
	Consumer	Market	Corporate	tional					Nikko	SMBC		Mitsui		Sumitomo
	Banking	Banking	Banking	Banking	Treasury		SMBC		Cordial	Friend		Finance &		Mitsui
	Unit	Unit	Unit	Unit	Unit	Others	Total		Securities	Securities		Leasing		Card
	(In billions)
Gross profit(1)	¥429.4	¥539.8	¥196.7	¥175.0	¥246.8	¥(62.8)	¥1,524.9	¥1,719.9	¥—	¥42.8	¥45.5	¥91.9	¥100.5	¥180.2	¥219.3	¥(2.2)	¥2,083.0
Net interest income	396.3	338.3	121.5	104.0	123.4	(65.1)	1,018.4	1,158.5	—	1.2	1.5	57.2	60.8	29.5	35.1	(3.9)	1,252.0
Net non-interest income	33.1	201.5	75.2	71.0	123.4	2.3	506.5	561.4	—	41.6	44.0	34.7	39.7	150.7	184.2	1.7	831.0
General and administrative expenses(1)	(290.7)	(222.7)	(31.5)	(64.8)	(17.9)	(73.9)	(701.5)	(813.8)	—	(40.4)	(40.9)	(29.5)	(41.7)	(137.3)	(172.9)	28.5	(1,040.8)
Other profit(2)	—	—	—	—	—	—	—	(147.6)	—	(0.1)	(67.8)	(25.9)	(32.9)	(20.6)	(30.7)	(34.5)	(313.5)

Consolidated net business profit(3)(5)	¥138.7	¥317.1	¥165.2	¥110.2	¥228.9	¥(136.7)	¥823.4	¥758.5	¥—	¥2.3	¥(63.2)	¥36.5	¥25.9	¥22.3	¥15.7	¥(8.2)	¥728.7

(1)	Gross profit, and General and administrative expenses: The Commercial Banking segment includes SMFG’s subsidiaries such as SMBC, Sumitomo Mitsui Banking Corporation Europe, Manufacturers Bank, Sumitomo Mitsui Banking Corporation (China), Kansai Urban Banking Corporation and THE MINATO BANK. The Securities segment includes SMFG’s subsidiaries such as Nikko Cordial Securities (for the latter half of fiscal year ended March 31, 2010) and SMBC Friend Securities. The Leasing segment includes SMFG’s subsidiaries such as Sumitomo Mitsui Finance and Leasing. The Credit Card segment includes SMFG’s subsidiaries such as Sumitomo Mitsui Card.

(2)	Other profits includes non-operating profits and losses of subsidiaries other than SMBC, ordinary profit of equity-method associates taking into account the shareholding ratio.

(3)	Consolidated net business profit = SMBC’s business profit on a non-consolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other consolidated subsidiaries (with adjustment for extraordinary items) + (ordinary profit of equity-method associates * equity ratio) – internal transactions (such as dividends) under Japanese GAAP. “Equity ratio” represents the SMFG Group’s interest to the ordinary profit from the equity-method associates.

(4)	Total under each business segment includes the aggregation of the results from the operating units that were not identified as reportable segments.

(5)	The SMFG Group’s total credit cost for the fiscal years ended March 31, 2010 and 2009 were ¥473.0 billion and ¥767.8 billion, of which ¥395.1 billion and ¥695.6 billion were for Commercial Banking, ¥0.03 billion and ¥0.07 billion were for Securities, ¥27.4 billion and ¥26.8 billion were for Leasing, and ¥26.1 billion and ¥33.6 billion were for Credit Card, respectively. Total credit cost consists of credit cost and gains on recoveries of written-off claims. Credit cost of SMBC and gains on recoveries of written-off claims were not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statements”.
Reconciliation of Segmental Results of Operations to Consolidated Income Statements
       The figures provided in the tables above are calculated by aggregating the figures in the management reporting under Japanese GAAP for each segment. The total amount of Net business profits that is calculated by each segment based on the internal managerial data is reconciled to profit (loss) before tax that is reported in the consolidated financial statements as shown in the following table:

	Reconciliation between
	Consolidated net business profit and Profit (loss) before tax
	Reconciliation
	between
	Management	Differences between
	reporting and	IFRS and Japanese
For the fiscal year ended March 31, 2010	Japanese GAAP	GAAP	Total
	(In billions)
Consolidated net business profit	¥832.3		¥832.3

Consolidation	91.7	¥48.2	139.9
Derivative financial instruments	—	82.2	82.2
Investment securities	3.8	100.8	104.6
Loans and advances	(257.9)	232.8	(25.1)
Investments in associates and joint ventures	(27.5)	19.6	(7.9)
Property, plant and equipment	(1.7)	6.5	4.8
Defined benefit plans	(48.0)	45.5	(2.5)
Classification of equity and liability	—	20.2	20.2
Foreign currency translation	—	(1.5)	(1.5)
Lease accounting	—	(8.8)	(8.8)
Others	(34.6)	31.1	(3.5)

Profit (loss) before tax under Japanese GAAP	¥558.1

Total differences between IFRS and Japanese GAAP		¥576.6

Profit (loss) before tax under IFRS			¥1,134.7

	Reconciliation between
	Consolidated net business profit and Profit (loss) before tax
	Reconciliation
	between
	Management	Differences between
	reporting and	IFRS and Japanese
For the fiscal year ended March 31, 2009	Japanese GAAP	GAAP	Total
	(In billions)
Consolidated net business profit	¥728.7		¥728.7

Consolidation	83.3	¥3.0	86.3
Derivative financial instruments	—	1.7	1.7
Investment securities	(220.4)	(190.5)	(410.9)
Loans and advances	(553.9)	(112.1)	(666.0)
Investments in associates and joint ventures	(16.9)	11.8	(5.1)
Property, plant and equipment	(18.2)	4.3	(13.9)
Defined benefit plans	(19.6)	36.3	16.7
Classification of equity and liability	—	47.9	47.9
Foreign currency translation	—	33.6	33.6
Lease accounting	—	(7.3)	(7.3)
Others	46.5	3.6	50.1

Profit (loss) before tax under Japanese GAAP	¥29.5

Total differences between IFRS and Japanese GAAP		¥(167.7)

Profit (loss) before tax under IFRS			¥(138.2)

Information about Geographical Areas
       The following table shows the consolidated total operating income by the main geographical areas. The SMFG Group’s services are provided to domestic and foreign clients on a worldwide basis. These include transactions where SMBC’s branches in Japan may deal with customers located in foreign countries and where SMBC’s overseas branches may provide services to Japanese companies.
       To identify income attributed to each geographical area for the purposes of this disclosure, they are aggregated based on the geographical location of the booking entity, with the assumption that transactions booked in booking entities are deemed to have occurred in their respective geographical areas.

	For the fiscal year ended
	March 31,
	2010	2009
	(In millions)
Domestic:
Japan	¥2,372,369	¥2,073,563

Total domestic	2,372,369	2,073,563

Foreign:
Americas	194,470	87,704
Europe and Middle East	101,749	127,849
Asia and Oceania	95,965	121,979

Total foreign	392,184	337,532

Consolidated total operating income	¥2,764,553	¥2,411,095

(1)	This table presents consolidated total operating income by geographical area for the fiscal years ended March 31, 2010 and 2009, respectively. Total operating income comprises net interest income, net fee and commission income, net trading income, net income (loss) from financial assets at fair value through profit or loss, net investment income and other income.

(2)	The geographical segmentation is determined based on the degrees of the following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.

(3)	Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.
5	CASH AND DEPOSITS WITH BANKS
       Cash and deposits with banks at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Cash	¥1,108,248	¥996,076	¥1,170,275
Deposits with banks	5,131,150	4,048,668	3,778,194

Total cash and deposits with banks	¥6,239,398	¥5,044,744	¥4,948,469

       The reconciliation of cash and cash equivalents used for the purposes of the consolidated statement of cash flows at March 31, 2010 and 2009 and April 1, 2008 is shown as follows:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Cash and deposits with banks	¥6,239,398	¥5,044,744	¥4,948,469
Less: term deposits with original maturities over three months	(436,334)	(342,320)	(1,329,910)
Less: cash segregated as deposits and others	(191,501)	(69,245)	(100,057)

Cash and cash equivalents	¥5,611,563	¥4,633,179	¥3,518,502

       Private depository institutions in Japan are required to maintain certain minimum reserve funds with the Bank of Japan, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2010 and 2009, and April 1, 2008, the reserve funds, which were included in cash and cash equivalents, amounted to ¥2,032,456 million, ¥1,733,961 million and ¥1,457,304 million, respectively.
6	TRADING ASSETS
       Trading assets at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Debt instruments	¥3,117,725	¥958,274	¥1,251,743
Equity instruments	141,054	112,112	282,637

Total trading assets	¥3,258,779	¥1,070,386	¥1,534,380

       Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds, and commercial papers. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.
7	DERIVATIVE FINANCIAL INSTRUMENTS
       Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, without applying hedge accounting.
       Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate futures, interest rate swaps and interest rate swaptions. Currency derivatives include currency swaps, foreign exchange forward transactions and currency options.

       The table below represents the derivative financial instruments by type and purpose of derivative at March 31, 2010 and 2009, and April 1, 2008.

	At March 31, 2010

	Trading			Risk Management (1)

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Interest rate derivatives	¥507,846,491	¥3,032,882	¥2,951,906	¥50,710,183	¥334,244	¥313,540
Futures and Listed Options	62,508,724	39,216	36,413	16,486,526	2,147	412
Forwards, Swaps and OTC Options	445,337,767	2,993,666	2,915,493	34,223,657	332,097	313,128
Currency derivatives	67,015,235	1,284,991	1,281,646	2,088,256	178,905	15,108
Futures	5,862	2	–	–	–	–
Forwards, Swaps and OTC Options	67,009,373	1,284,989	1,281,646	2,088,256	178,905	15,108
Equity derivatives	543,161	42,670	47,175	9,534	–	276
Futures and Listed Options	99,929	1,085	1,470	–	–	–
Forwards, Swaps and OTC Options	443,232	41,585	45,705	9,534	–	276
Commodity derivatives	458,301	117,234	64,453	–	–	–
Futures and Listed Options	24,234	173	180	–	–	–
Forwards, Swaps and OTC Options	434,067	117,061	64,273	–	–	–
Credit derivatives	2,747,245	70,616	82,591	–	–	–

Total derivative financial instruments	¥578,610,433	¥4,548,393	¥4,427,771	¥52,807,973	¥513,149	¥328,924

(1)	Derivative instruments categorized as “Risk Management” are used for certain economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but without applying hedge accounting under IFRS.

	At March 31, 2009

	Trading			Risk Management (1)

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Interest rate derivatives	¥510,211,240	¥3,278,381	¥3,143,514	¥40,610,081	¥420,519	¥357,697
Futures and Listed Options	39,256,743	65,285	55,866	9,476,900	2,655	2,830
Forwards, Swaps and OTC Options	470,954,497	3,213,096	3,087,648	31,133,181	417,864	354,867
Currency derivatives	77,294,811	1,858,964	1,846,824	2,435,931	141,979	20,702
Futures	–	–	–	–	–	–
Forwards, Swaps and OTC Options	77,294,811	1,858,964	1,846,824	2,435,931	141,979	20,702
Equity derivatives	453,995	54,410	64,700	–	–	–
Futures and Listed Options	32,518	970	958	–	–	–
Forwards, Swaps and OTC Options	421,477	53,440	63,742	–	–	–
Commodity derivatives	592,811	131,800	70,523	–	–	–
Futures and Listed Options	156	25	–	–	–	–
Forwards, Swaps and OTC Options	592,655	131,775	70,523	–	–	–
Credit derivatives	2,817,300	176,817	239,582	–	–	–

Total derivative financial instruments	¥591,370,157	¥5,500,372	¥5,365,143	¥43,046,012	¥562,498	¥378,399

(1)	Derivative instruments categorized as “Risk Management” are used for certain economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but without applying hedge accounting under IFRS.

	At April 1, 2008

	Trading			Risk Management (1)

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Interest rate derivatives	¥571,663,709	¥2,212,586	¥2,101,095	¥49,000,539	¥229,428	¥272,936
Futures and Listed Options	64,302,637	105,499	100,536	17,564,739	3,074	1,324
Forwards, Swaps and OTC Options	507,361,072	2,107,087	2,000,559	31,435,800	226,354	271,612
Currency derivatives	92,850,609	1,991,919	1,861,792	1,065,732	35,811	11,123
Futures	26,851	40	26	–	–	–
Forwards, Swaps and OTC Options	92,823,758	1,991,879	1,861,766	1,065,732	35,811	11,123
Equity derivatives	642,945	31,268	33,911	–	–	–
Futures and Listed Options	139,807	1,405	1,194	–	–	–
Forwards, Swaps and OTC Options	503,138	29,863	32,717	–	–	–
Commodity derivatives	573,721	223,353	145,686	–	–	–
Futures and Listed Options	209	4	1	–	–	–
Forwards, Swaps and OTC Options	573,512	223,349	145,685	–	–	–
Credit derivatives	3,281,528	49,706	60,276	–	–	–

Total derivative financial instruments	¥669,012,512	¥4,508,832	¥4,202,760	¥50,066,271	¥265,239	¥284,059

(1)	Derivative instruments categorized as “Risk Management” are used for certain economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but without applying hedge accounting under IFRS.

       Credit derivatives
       The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The table below provides information regarding the notional amounts and the fair value of credit derivatives by purpose.

	At March 31, 2010

	Protection purchased			Protection sold

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Managing our credit risk portfolio	¥524,704	¥2,312	¥380	¥622,232	¥1,294	¥8,262
Trading purposes	12,808	59	196	4,393	10	2
Facilitating client transactions	791,554	66,941	—	791,554	—	73,751

Total	¥1,329,066	¥69,312	¥576	¥1,418,179	¥1,304	¥82,015

	At March 31, 2009

	Protection purchased			Protection sold

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Managing our credit risk portfolio	¥539,296	¥24,960	¥98	¥582,570	¥71	¥63,674
Trading purposes	11,683	881	4	1,287	21	44
Facilitating client transactions	841,232	150,884	—	841,232	—	175,762

Total	¥1,392,211	¥176,725	¥102	¥1,425,089	¥92	¥239,480

	At April 1, 2008

	Protection purchased			Protection sold

	Notional			Notional

	amounts	Assets	Liabilities	amounts	Assets	Liabilities

	(In millions)

Managing our credit risk portfolio	¥560,551	¥7,976	¥99	¥537,193	¥6	¥27,613
Trading purposes	44,946	1,119	126	6,910	36	4
Facilitating client transactions	949,891	40,569	—	1,182,037	—	32,434

Total	¥1,555,388	¥49,664	¥225	¥1,726,140	¥42	¥60,051

       The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at March 31, 2010 and 2009, and April 1, 2008.

	At March 31, 2010		At March 31, 2009		At April 1, 2008

	Notional amounts		Notional amounts		Notional amounts

	Protection	Protection	Protection	Protection	Protection	Protection

Type of counterparty	purchased	sold	purchased	sold	purchased	sold

	(In millions)

Banks and broker-dealers	¥825,967	¥1,418,179	¥855,492	¥1,425,089	¥996,238	¥1,726,140
Insurance and other financial guaranty firms	503,099	—	536,719	—	559,150	—

Total	¥1,329,066	¥1,418,179	¥1,392,211	¥1,425,089	¥1,555,388	¥1,726,140

8     FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
       Financial assets at fair value through profit or loss at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Debt instruments	¥1,978,149	¥1,956,968	¥1,968,430
Equity instruments	114,234	106,822	118,182

Total financial assets at fair value through profit or loss	¥2,092,383	¥2,063,790	¥2,086,612

       The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.
9     INVESTMENT SECURITIES
       Investment securities at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Held-to-maturity investments:
Japanese government bonds	¥2,871,212	¥1,574,005	¥614,281
Other debt instruments	400,800	497,703	496,568

Total held-to-maturity investments	3,272,012	2,071,708	1,110,849

Available-for-sale financial assets:
Japanese government bonds	11,925,487	11,278,166	6,970,197
Other debt instruments	4,487,223	6,795,622	6,067,698
Equity instruments	3,467,466	2,784,033	3,843,740

Total available-for-sale financial assets	19,880,176	20,857,821	16,881,635

Total investment securities	¥23,152,188	¥22,929,529	¥17,992,484

       Other debt instruments classified as available-for-sale financial assets mainly consist of U.S. Treasury and other U.S. government agency bonds, and German government bonds. Equity instruments classified as available-for-sale financial assets mainly consist of Japanese stocks.

Financial Stabilization Funds
       The Financial Stabilization Funds (the “Funds”) were established in 1996 by the Government of Japan in connection with the restructuring program for the loans of certain failed housing-loan companies. The Government of Japan requested Japanese domestic financial institutions to contribute to the Funds, including commercial banks, insurance companies, securities companies, as well as the Bank of Japan. The contributions to the Funds are non-interest earning and expected to mature 15 years from the contribution date.
       The Funds invest principally in Japanese government bonds. The investment returns of the Funds are used to make up for the losses incurred from the restructuring program. On maturity of the Funds, if there are accumulated losses incurred through the collection of the loans made to the housing-loan companies (so-called “stage two losses”), the Government of Japan has indicated that it will bear half of such losses, and the accumulated investment returns of the Funds will make up for the remaining losses.
       At March 31, 2010, the SMFG Group believes that its initial contributions to the Funds will be fully collectible.
       The SMFG Group contributed ¥218,426 million (“face amount”, which includes the contributions made by companies newly consolidated by the SMFG Group as a result of business combinations up to March 31, 2010) to the Funds when they were established. Since the contributions to the Funds are non-interest earning, they were discounted to their present value at the time of the contribution and the discount is accrued until the expected maturity date using the effective interest method. The contributions to the Funds are included in other debt instruments in available-for-sale financial assets and are measured at fair value. The fair values of the Funds at the end of each reporting period are calculated by discounting the face amounts of the contributions by Japanese government bond yields with comparable remaining maturities, and were ¥217,639 million, ¥208,671 million and ¥206,130 million at March 31, 2010 and 2009, and April 1, 2008, respectively.

10   LOANS AND ADVANCES
       The following are the principal components of loans and advances at March 31, 2010 and 2009, and April 1, 2008 by industry classification.

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Domestic:
Manufacturing	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	162,879	163,647	259,803
Construction	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,552,637	6,201,520	6,350,694
Finance and insurance	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	8,751,450	9,264,523	9,393,149
Services	4,644,737	4,947,995	5,141,719
Municipalities	1,346,611	1,274,196	1,086,548
Lease financing	2,320,651	2,562,727	2,658,423
Consumer(1)	17,544,284	16,377,870	15,733,316
Others	5,137,721	5,446,206	5,077,704

Total domestic	62,333,675	64,011,943	61,899,616

Foreign:
Public sector	147,115	82,598	115,942
Financial institutions	2,031,812	1,812,218	1,897,715
Commerce and industry	8,161,198	9,282,120	8,283,544
Lease financing	205,547	239,728	227,508
Others	442,225	1,017,223	830,568

Total foreign	10,987,897	12,433,887	11,355,277

Gross loans and advances	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,634,128	¥74,669,294	¥71,984,280

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2010 and 2009, and April 1, 2008, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the fiscal year ended

	March 31,

	2010	2009

	(In millions, except percentages)

Allowance for loan losses at the beginning of the fiscal year	¥1,599,630	¥1,094,226
Provision (credit) for loan losses	215,886	849,495
Charge-offs:
Domestic	360,895	306,141
Foreign	23,620	30,733

Total	384,515	336,874

Recoveries:
Domestic	953	1,082
Foreign	16	15

Total	969	1,097

Net charge-offs	383,546	335,777
Others(1)	101,585	(8,314)

Allowance for loan losses at the end of the fiscal year	¥1,533,555	¥1,599,630

Allowance for loan losses applicable to foreign activities:
Balance at the beginning of the fiscal year	¥192,325	¥92,248

Balance at the end of the fiscal year	¥121,797	¥192,325

Provision (credit) for loan losses	¥(42,830)	¥137,898

Ratio of net charge-offs during the fiscal year to average loans outstanding during the fiscal year	0.51%	0.45%

(1)	Others mainly included an increase in allowance for loan losses of ¥102,687 million from acquisition of subsidiaries for the fiscal year ended March 31, 2010, whereas the amount for the fiscal year ended March 31, 2009 was primarily from foreign exchange translations.

11   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
       The following table presents the SMFG Group’s principal associates and joint venture at March 31, 2010. Investments in associates and joint ventures of the SMFG Group are accounted for using the equity method unless they are held for sale. At March 31, 2010, there were no associates or joint ventures which were accounted for as held for sale.

		Percentage
		of SMFG’s
	Issued	Voting
Company Name	Capital	Rights	Main Business

	(In millions)%

Principal Associates
Daiwa SMBC Capital Co., Ltd.	¥18,767	40.00	Venture capital
Daiwa SB Investments Ltd.	2,000	43.96	Investment advisory and investment trust management
Sumitomo Mitsui Asset Management Company, Limited	2,000	27.50	Investment advisory and investment trust management
JSOL Corporation	5,000	50.00	System development and data processing
Sakura Information System Co., Ltd.	600	49.00	System engineering and data processing
Vietnam Export Import Commercial Joint Stock Bank(1)	12,526 (2)	15.06	Commercial banking
Promise Co., Ltd.	80,737	22.02	Consumer finance
At-Loan Co., Ltd.	10,912	49.99	Consumer finance
Cedyna Financial Corporation(3)	57,843	48.04	Credit card and shopping credit services
Sumitomo Mitsui Auto Service Company, Limited	6,950	39.99	Leasing
NEC Capital Solutions Limited	3,776	25.03	Leasing
Principal Joint Venture
Daiwa Securities SMBC Principal Investments Co., Ltd.(4)	500	40.00	Investments, fund management

(1)	The investment in Vietnam Export Import Commercial Joint Stock Bank is accounted for as an associate since the SMFG Group has the ability to exercise significant influence over the entity through the participation in the policy making process at the meeting of the Board of Directors and the provision of essential technical information by virtue of a strategic alliance agreement.

(2)	The amount is presented in billion Vietnamese dong.

(3)	Cedyna Financial Corporation became a subsidiary when the SMFG Group subscribed to its newly issued shares and obtained control over Cedyna Financial Corporation on May 31, 2010. Refer to Note 48 “Acquisitions”.

(4)	The SMFG Group previously owned a 40.00% equity interest in Daiwa Securities SMBC Co., Ltd. and accounted for it as an associate. On December 31, 2009, the SMFG Group sold its entire interest in Daiwa Securities SMBC Co., Ltd. to Daiwa Securities Group Inc. but maintained a 40.00% equity interest in Daiwa Securities SMBC Principal Investments Co., Ltd. which had been a wholly owned subsidiary of Daiwa Securities SMBC Co., Ltd., and which has become a joint venture after the transaction. The losses related to the transaction were ¥8,752 million and recorded in “Other expenses” in the consolidated income statement for the fiscal year ended March 31, 2010.
       The SMFG Group has invested in certain investees which have been accounted for as available-for-sale financial assets even though the SMFG Group held 20 percent or more of the voting rights because of contracts or arrangements entered into with other investors by which the SMFG Group loses the power to exert significant influence over such investees.

       The changes in the SMFG Group’s share of net assets of associates and joint ventures for the fiscal years ended March 31, 2010 and 2009 were as follows:

	Associates and Joint Ventures

	2010	2009

	(In millions)

At the beginning of the fiscal year	¥407,835	¥457,394
Share of post-tax loss of associates and joint ventures	(37,461)	(54,318)
Dividends paid	(1,623)	(3,095)
New investments	60,787	22,250
Acquisitions	—	23,606
Disposals	(160,441)	—
Impairment losses(1)	(18,134)	(31,508)
Reversal of impairment losses(2)	19,832	—
Exchange and other adjustments	18,346	(6,494)

At the end of the fiscal year	¥289,141	¥407,835

(1)	Impairment losses are recorded in “Other expenses” in the consolidated income statement.

(2)	Reversal of impairment losses are recorded in “Other income” in the consolidated income statement.
       Summarized financial information of the SMFG Group’s associates and joint ventures at March 31, 2010 and 2009 were as follows:

	At March 31,

	2010	2009

	(In millions)

Total assets	¥5,829,836	¥19,531,995
Total liabilities	4,896,821	18,187,332
Revenues	1,643,425	2,280,886
Expenses	1,658,503	2,478,873
Net profit (loss)	(15,078)	(197,987)
       The amounts above represent the aggregate of total assets, total liabilities, revenues, expenses and net profit (loss) of each associate and joint venture. They are principally based on the financial statements of the associates and joint ventures at March 31, 2010 and 2009. At April 1, 2008, total assets and total liabilities of the SMFG Group’s associates and joint ventures were ¥22,720,731 million and ¥21,209,672 million, respectively.

       The fair value of investments in associates for which there were published price quotations at March 31, 2010 and 2009, and April 1, 2008 were as follows:

	Fair Value

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Promise Co., Ltd.	¥24,212	¥43,063	¥80,010
Cedyna Financial Corporation (Former OMC Card, Inc.)	38,699	23,063	20,148
Vietnam Export Import Commercial Joint Stock Bank(1)	15,135	—	—
Daiwa SMBC Capital Co., Ltd.(2)	—	6,617	13,990
NEC Capital Solutions Limited	6,506	3,611	7,056

(1)	The stock of Vietnam Export Import Commercial Joint Stock Bank was listed on the Ho Chi Minh City Stock Exchange in October 2009.

(2)	The stock of Daiwa SMBC Capital Co., Ltd was delisted from JASDAQ Securities Exchange in September 2009.
       There were no significant restrictions on the ability of associates to transfer funds to the SMFG Group in the form of cash dividends, repayment of loans and advances.
       There were no unrecognized shares of losses of associates neither for the period, nor cumulatively for the fiscal years ended March 31, 2010 and 2009.
       There were no contingent liabilities and capital commitments relating to the SMFG Group’s interest in the joint ventures.
       There were also no contingent liabilities which the SMFG Group incurred jointly, or was severally liable for.

12   PROPERTY, PLANT AND EQUIPMENT
       The table below shows the changes in property, plant and equipment for the fiscal years ended March 31, 2010 and 2009.

	Land	Buildings	Leased Assets	Others	Total

	(In millions)

Cost	¥493,881	¥531,857	¥4,821	¥464,048	¥1,494,607
Accumulated depreciation and impairment losses	(6,830)	(306,787)	(2,726)	(316,572)	(632,915)

Net carrying amount at April 1, 2008	487,051	225,070	2,095	147,476	861,692

Additions	6,173	33,446	6,105	91,715	137,439
Acquisition of subsidiaries	—	69	—	4,382	4,451
Disposals	(5,209)	(3,991)	(17)	(9,582)	(18,799)
Disposal of subsidiaries	(122)	(1,174)	(439)	(1,450)	(3,185)
Depreciation	—	(15,304)	(725)	(52,215)	(68,244)
Impairment losses	(155)	(6,405)	—	—	(6,560)
Exchange differences	(839)	(318)	—	(1,862)	(3,019)
Other changes	390	3,656	—	(3,865)	181

Net carrying amount	487,289	235,049	7,019	174,599	903,956

Cost	493,673	554,894	9,181	488,251	1,545,999
Accumulated depreciation and impairment losses	(6,384)	(319,845)	(2,162)	(313,652)	(642,043)

Net carrying amount at March 31, 2009	487,289	235,049	7,019	174,599	903,956

Additions	10,437	22,758	4,117	122,861	160,173
Acquisition of subsidiaries	13,175	16,041	3,048	5,659	37,923
Disposals	(11,986)	(4,429)	(590)	(3,532)	(20,537)
Disposal of subsidiaries	—	—	—	—	—
Depreciation	—	(16,233)	(3,462)	(55,995)	(75,690)
Impairment losses	(1,739)	(7,996)	—	(164)	(9,899)
Exchange differences	34	(248)	—	(131)	(345)
Other changes	(1)	7,179	(586)	(9,002)	(2,410)

Net carrying amount	497,209	252,121	9,546	234,295	993,171

Cost	505,046	589,708	13,575	570,982	1,679,311
Accumulated depreciation and impairment losses	(7,837)	(337,587)	(4,029)	(336,687)	(686,140)

Net carrying amount at March 31, 2010	¥497,209	¥252,121	¥9,546	¥234,295	¥993,171

       The impairment losses on property, plant and equipment are included in “Other expenses” in the consolidated income statements. The impairment losses were recognized mainly from the assets of the SMFG Group’s headquarters to be relocated.
       Others include equipment and furniture, which had net carrying amounts of ¥226,088 million, ¥171,072 million, and ¥143,656 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
       The SMFG Group had ¥6,419 million and ¥1,776 million of contractual commitments to acquire property, plant and equipment at March 31, 2010 and 2009. At April 1, 2008, the SMFG Group had no contractual commitments to acquire property, plant and equipment.
       The carrying amount of items of property, plant and equipment on which there was a restriction on sale was ¥10,526 million, ¥7,927 million, and ¥3,003 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
       The carrying amount of items of property, plant and equipment pledged as security for liabilities was ¥16,166 million, ¥11,154 million, and nil at March 31, 2010 and 2009, and April 1, 2008, respectively.

13   LEASES
As Lessee
       The SMFG Group leases land and buildings, office equipment, and other tangible and intangible assets from third parties under finance leases or operating leases.
   The carrying amount of assets held under finance leases
       The carrying amount of assets held under finance leases at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Tangible assets:
Land and buildings	¥4,954	¥5,298	¥—
Other tangible assets(1)	4,592	1,721	2,095

Total(2)	9,546	7,019	2,095

Software	367	417	2,085

Total(3)	¥9,913	¥7,436	¥4,180

(1)	Other tangible assets include mainly equipment, machinery, and vehicles.

(2)	Cross-reference to Leased assets in Note 12 “Property, Plant and Equipment”.

(3)	The SMFG Group has sublet leased assets classified as finance leases (the carrying amount of those assets are not included in table above). Future minimum sublease payments related to sublet leased assets are included in finance lease commitments.
   Finance lease commitments
       The total of future minimum lease payments and their present value under finance leases at March 31, 2010 and 2009, and April 1, 2008 were as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Future minimum lease payments:
Not later than one year	¥20,088	¥7,020	¥8,354
Later than one year and not later than five years	35,882	11,330	13,069
Later than five years	7,213	6,974	1,854

Total	63,183	25,324	23,277
Less: Future interest charges	(3,005)	(1,732)	(395)

Present value of finance lease commitments(1)	¥60,178	¥23,592	¥22,882

(1)	Present value of finance lease commitments is included within “Borrowings” in the consolidated statement of financial position.
       At March 31, 2010 and 2009, and April 1, 2008, the total amounts of future minimum sublease payments to be received under non-cancellable subleases were ¥54,236 million, ¥15,682 million, and ¥18,836 million, respectively.

   Operating lease commitments
       The total amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2010 and 2009, and April 1, 2008 were as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Future minimum lease payments under non-cancellable operating leases:
Not later than one year	¥17,153	¥13,071	¥13,925
Later than one year and not later than five years	42,496	33,256	33,745
Later than five years	27,247	19,605	30,341

Total future minimum lease payments under non-cancellable operating leases	¥86,896	¥65,932	¥78,011

       For the fiscal year ended March 31, 2010, ¥18,455 million was recognized as expenses in respect of lease and sublease agreements, of which ¥18,398 million related to minimum lease payments and ¥57 million to sublease payments. For the fiscal year ended March 31, 2009, ¥14,915 million was recognized as expenses in respect of lease and sublease agreements, of which ¥14,865 million related to minimum lease payments and ¥50 million to sublease payments. Lease expenses recognized in respect of lease and sublease agreements are included within “General and Administrative Expenses”.
As Lessor
       The SMFG Group leases assets to the third parties under finance leases or operating leases, including machinery, equipment, aircraft, vessel and property.
   Finance lease receivable
       The gross investment in the lease, unearned finance income, present value of the minimum lease payments receivable and unguaranteed residual values under finance leases at March 31, 2010 and 2009, and April 1, 2008 were as follows:

	At March 31, 2010

			Present value of
		Unearned	the minimum
	Gross investment	finance	lease payments	Unguaranteed
	in the lease	income	receivable(1)	residual values(1)

	(In millions)

Not later than one year	¥878,804	¥77,110	¥801,694	¥26,554
Later than one year and not later than five years	1,469,215	118,227	1,350,988	70,110
Later than five years	288,896	41,810	247,086	29,766

Total	¥2,636,915	¥237,147	¥2,399,768	¥126,430

	At March 31, 2009

			Present value of
		Unearned	the minimum
	Gross investment	finance	lease payments	Unguaranteed
	in the lease	income	receivable(1)	residual values(1)

	(In millions)

Not later than one year	¥977,759	¥84,359	¥893,400	¥29,607
Later than one year and not later than five years	1,668,456	138,143	1,530,313	75,147
Later than five years	295,421	48,432	246,989	26,999

Total	¥2,941,636	¥270,934	¥2,670,702	¥131,753

	At April 1, 2008

			Present value of
		Unearned	the minimum
	Gross investment	finance	lease payments	Unguaranteed
	in the lease	income	receivable(1)	residual values(1)

	(In millions)

Not later than one year	¥950,254	¥93,919	¥856,335	¥24,307
Later than one year and not later than five years	1,757,031	147,361	1,609,670	79,579
Later than five years	362,468	76,786	285,682	30,358

Total	¥3,069,753	¥318,066	¥2,751,687	¥134,244

(1)	Present value of the minimum lease payments receivable and unguaranteed residual values are included within “Loans and advances” in the consolidated statement of financial position.
       Accumulated allowance for uncollectible minimum lease payments receivable were ¥52,695 million, ¥51,258 million, and ¥32,568 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
   Operating lease receivable
       The total amount of the future minimum lease payments receivable under non-cancellable operating leases at March 31, 2010 and 2009, and April 1, 2008 was as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Future minimum lease payments receivable under non-cancellable operating leases:
Not later than one year	¥25,126	¥19,104	¥12,849
Later than one year and not later than five years	84,479	61,877	13,082
Later than five years	44,958	19,802	29,048

Total	¥154,563	¥100,783	¥54,979

14   INTANGIBLE ASSETS
Goodwill
Changes in goodwill
       The table below shows the changes in goodwill by business segment for the fiscal years ended March 31, 2010 and 2009.

	Commercial
	Banking	Securities	Leasing	Credit Card	Others	Total

	(In millions)

Gross amount of goodwill	¥—	¥92,496	¥85,888	¥260	¥74	¥178,718
Accumulated impairment losses	—	—	—	—	—	—

Net carrying amount at April 1, 2008	—	92,496	85,888	260	74	178,718

Acquisitions	465	—	16,822	—	1,466	18,753
Disposals	—	—	—	—	—	—
Impairment losses	—	(10,067)	—	—	(74)	(10,141)

Net carrying amount	465	82,429	102,710	260	1,466	187,330

Gross amount of goodwill	465	92,496	102,710	260	1,540	197,471
Accumulated impairment losses	—	(10,067)	—	—	(74)	(10,141)

Net carrying amount at March 31, 2009	465	82,429	102,710	260	1,466	187,330

Acquisitions	10,787	164,440	—	—	3,918	179,145
Disposals	(55)	—	—	—	—	(55)
Impairment losses	—	—	—	—	(3,918)	(3,918)

Net carrying amount	11,197	246,869	102,710	260	1,466	362,502
Gross amount of goodwill	11,197	256,936	102,710	260	5,458	376,561
Accumulated impairment losses	—	(10,067)	—	—	(3,992)	(14,059)

Net carrying amount at March 31, 2010	¥11,197	¥246,869	¥102,710	¥260	¥1,466	¥362,502

   Changes in goodwill during the fiscal year ended March 31, 2010
       During the fiscal year ended March 31, 2010, the SMFG Group recognized additional goodwill of ¥179,145 million. The main addition was ¥164,440 million in the Securities segment resulting from the acquisition of Nikko Cordial Securities, Inc. (“Nikko Cordial Securities”) and ¥10,787 million in the Commercial Banking segment resulting from the merger of THE BIWAKO BANK, LIMITED with Kansai Urban Banking Corporation (“KUBC”) which is SMBC’s subsidiary.
   Changes in goodwill during the fiscal year ended March 31, 2009
       During the fiscal year ended March 31, 2009, the SMFG Group recognized additional goodwill of ¥18,753 million. The main addition was ¥16,822 million in the Leasing segment resulting from the acquisition of non-controlling interests in Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”).
       For the fiscal year ended March 31, 2009, the SMFG Group recognized an impairment loss of ¥10,067 million in the Securities segment relating to SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”). This was mainly due to a reduction in the broker’s commission of SMBC Friend Securities, which is the primary source of income, and it was not expected to recover in the foreseeable future. The reduction in the commission was driven by the sluggish domestic economy and pessimistic prospects caused by the global financial crisis.

   Impairment testing of goodwill
       (a) Allocating goodwill to cash-generating units
       For the purpose of impairment testing, goodwill is allocated to cash-generating units or group of cash-generating units which represent the lowest level within the entity at which goodwill is monitored for internal purposes.
       At March 31, 2010, the SMFG Group allocated goodwill to the Commercial Banking segment amounting to ¥11,197 million relating to KUBC, to the Securities segment amounting to ¥246,869 million including ¥82,429 million relating to SMBC Friend Securities and ¥164,440 million relating to Nikko Cordial Securities, and to the Leasing segment amounting to ¥102,710 million relating to SMFL.
       At March 31, 2009, the SMFG Group allocated goodwill to the Securities segment amounting to ¥82,429 million relating to SMBC Friend Securities and to the Leasing segment amounting to ¥102,710 million relating to SMFL.
       The aggregate amounts of other goodwill were ¥1,726 million and ¥2,191 million at March 31, 2010 and 2009 and they were not considered individually significant.
       (b) Timing of impairment tests
       Goodwill is tested annually for impairment or more frequently when there are indicators of impairment. The SMFG Group performs the annual impairment tests for primary cash-generating units to which goodwill has been allocated at March 31 each fiscal year.
       (c) Recoverable amount of cash-generating units
       To determine whether an impairment loss should be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use.
       Fair value less costs to sell: The SMFG Group determines the recoverable amount of KUBC based on the fair value less costs to sell. In determining the fair value less costs to sell, the fair value is determined using an observable market price for the cash-generating unit in the active market as of the date of the impairment test.
       Value in use: The SMFG Group determines the recoverable amounts of the primary cash-generating units other than KUBC based on the value in use. The value in use is determined based on discounted future cash flows, which are based on the financial plans which have been approved by management and which are valid when the impairment test is performed. The financial plans are prepared taking into account the current economic and regulatory environment, direction of the regulation and business forecasts of the individual cash-generating units.
       The financial plans, which are used to estimate the cash flow projections of the cash-generating units, cover a maximum period of five years. The cash flow projections beyond the period covered by the financial plans are extrapolated by applying the appropriate growth rates in perpetuity.

       (d) Key assumptions used in impairment testing
       The key assumptions used for the value in use calculations for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,

	2010			2009

	SMBC Friend	Nikko Cordial		SMBC Friend
	Securities	Securities	SMFL	Securities	SMFL
Pre-tax discount rate	12.51%	15.33%	12.89%	13.85%	13.49%
Growth rate	1.00%	1.00%	1.00%	1.00%	1.00%
       Management considers that the pre-tax discount rate and the growth rate are the most sensitive key assumptions to determine the value in use of the cash-generating units.
       Pre-tax discount rate: The pre-tax discount rates used to estimate the discounted cash flow of the primary cash-generating units are determined based on the Capital Asset Pricing Model (“CAPM”). The risk-free interest rate, the market risk premium and the beta factor which are used in the CAPM are determined based on market data and other external sources of information. The beta factor is determined based on a respective group of peer companies of the cash-generating units.
       Growth rate: The growth rates used to estimate the cash flow projections beyond the period covered by the financial plans, which shall cover a maximum period of five years, are determined based on the expected long-term inflation rate and long-term average growth rates for the industries. The growth rate does not exceed the long-term growth rate for the industry in which the cash-generating unit operates.
       Management believes that there are no reasonably possible changes in any of the key assumptions, that would lead to the recoverable amounts of the cash-generating units being below these carrying amounts for the fiscal years ended March 31, 2010 and 2009.

Other intangible assets
       The table below shows the changes in other intangible assets for the fiscal years ended March 31, 2010 and 2009.

	Internally		Contractual
	generated	Purchased	customer		Other
	software	software	relationships	Trademarks	intangibles	Total

	(In millions)

Cost	¥187,509	¥115,990	¥—	¥—	¥14,820	¥318,319
Accumulated amortization and impairment losses	(105,032)	(60,840)	—	—	(1,961)	(167,833)

Net carrying amount at April 1, 2008	82,477	55,150	—	—	12,859	150,486

Additions	41,840	29,630	—	—	2,307	73,777
Acquisition of subsidiaries	—	147	—	—	1	148
Disposals	(3)	(3,915)	—	—	(70)	(3,988)
Disposal of subsidiaries	(1,378)	(638)	—	—	(60)	(2,076)
Amortization	(24,938)	(21,260)	—	—	(1,644)	(47,842)
Impairment losses	(169)	—	—	—	(580)	(749)
Exchange differences	(41)	(175)	—	—	(1)	(217)
Other changes	2,656	1,418	—	—	(3,092)	982

Net carrying amount	100,444	60,357	—	—	9,720	170,521

Cost	221,386	108,055	—	—	12,268	341,709
Accumulated amortization and impairment losses	(120,942)	(47,698)	—	—	(2,548)	(171,188)

Net carrying amount at March 31, 2009	100,444	60,357	—	—	9,720	170,521

Additions	41,913	36,853	—	—	3,506	82,272
Acquisition of subsidiaries	20,145	13,606	86,066	37,055	5,263	162,135
Disposals	(830)	(516)	—	—	(40)	(1,386)
Disposal of subsidiaries	—	—	—	—	—	—
Amortization	(36,347)	(21,196)	(2,869)	(1,853)	(432)	(62,697)
Impairment losses	(1,574)	(666)	—	—	(26)	(2,266)
Exchange differences	(2)	(78)	—	—	1	(79)
Other changes	2,164	1,290	—	—	(4,221)	(767)

Net carrying amount	125,913	89,650	83,197	35,202	13,771	347,733

Cost	280,176	128,642	86,066	37,055	16,278	548,217
Accumulated amortization and impairment losses	(154,263)	(38,992)	(2,869)	(1,853)	(2,507)	(200,484)

Net carrying amount at March 31, 2010	¥125,913	¥89,650	¥83,197	¥35,202	¥13,771	¥347,733

       The impairment losses on intangible assets are included within “Other expenses” in the consolidated income statement.
       The SMFG Group had ¥2,963 million, ¥1,189 million and nil of contractual commitments to acquire intangible assets at March 31, 2010 and 2009, and April 1, 2008, respectively.
       The amounts of research and development expenditure recognized as expenses for the fiscal years ended March 31, 2010 and 2009 were ¥267 million and ¥209 million, respectively, and they were recorded in “General and administrative expenses” in the consolidated income statement.
       Other intangibles at March 31, 2010 and 2009 and April 1, 2008 include leasehold rights, amounting to ¥7,726 million, ¥6,948 million and ¥7,868 million, respectively, which are rights to use land for the purpose of owning the buildings. Since the SMFG Group has a long history of renewal, these contracts are not expected to be terminated in the foreseeable future. Leasehold rights are expected to generate cash flows for an indefinite period of time. They are not amortized but are tested for impairment annually, irrespective of whether there is any indication of impairment.

15   OTHER ASSETS
       Other assets at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Prepaid expenses	¥36,619	¥31,845	¥41,800
Accrued income	243,175	265,115	295,779
Receivables from unsettled regular way trades	592,154	188,451	244,806
Retirement benefit assets	91,261	60,659	22,695
Security deposits	115,275	97,372	99,110
Investment properties(1)	125,188	115,425	69,808
Others	371,097	319,284	310,220

Total other assets	¥1,574,769	¥1,078,151	¥1,084,218

(1)	Investment properties are carried at cost less accumulated depreciation and accumulated impairment losses. The fair values of investment properties were ¥125,034 million, ¥117,096 million, and ¥76,598 million at March 31, 2010 and 2009, and April 1, 2008, respectively. The fair values were mainly determined based on market values provided by independent valuation appraisers having the appropriate recognized professional qualifications and recent experience in the locations and categories of properties being valued. Rental income from investment properties were ¥9,758 million and ¥8,012 million for the fiscal years ended March 31, 2010 and 2009, respectively.
16   DEPOSITS
       Deposits at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Non-interest-bearing demand deposits	¥11,608,944	¥11,661,322	¥11,034,440
Interest-bearing deposits:
Demand deposits	31,226,596	30,032,219	29,905,022
Deposits at notice	5,363,534	5,162,138	4,668,292
Time deposits	26,882,242	25,027,772	23,129,474
Negotiable certificates of deposit	6,995,620	7,461,285	3,078,149
Others	3,621,037	3,886,498	4,073,581

Total deposits	¥85,697,973	¥83,231,234	¥75,888,958

       Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

17   TRADING LIABILITIES
       Trading liabilities at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Debt instruments “short position”	¥1,589,366	¥12,492	¥62,497
Equity instruments “short position”	3,259	1,788	328

Total trading liabilities	¥1,592,625	¥14,280	¥62,825

       Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese stocks.

18   BORROWINGS
       Short-term borrowings and long-term borrowings (with original maturities of more than one year) at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

		At March 31,		At April 1,

	Interest rate	2010	2009	2008

		(In millions)

SMBC:
Short-term borrowings	0.10%-6.70%	¥919,778	¥2,195,754	¥1,704,817
Long-term borrowings:
Unsubordinated
Floating rate borrowing, payable in Japanese yen, due 2008-2023	0.25%-6.10%	63,839	117,790	140,773
Floating rate borrowing, payable in United States dollars, due 2008-2015	0.65%-5.02%	158,185	—	20,038
Other fixed or floating rate borrowing, due 2008-2010	1.00%-5.85%	6,245	3,437	743
Subordinated
Fixed rate borrowing, payable in Japanese yen, due 2008-2018	1.25%-5.00%	346,000	398,000	472,500
Floating rate borrowing, payable in Japanese yen, due 2008-2012	1.75%-2.70%	5,000	20,000	33,000

Total SMBC		1,499,047	2,734,981	2,371,871

Other subsidiaries:
Short-term borrowings	0.06%-7.20%	2,839,228	640,144	583,061
Long-term borrowings:
Unsubordinated
Fixed rate borrowing, payable in Japanese yen, due 2008-2021	0.25%-3.60%	488,500	502,076	603,805
Fixed rate borrowing, payable in United States dollars, due 2008-2017	1.30%-5.95%	108,644	125,233	159,668
Fixed rate borrowing, payable in Thai baht, due 2008-2013	3.25%-6.65%	10,777	8,326	6,559
Fixed rate borrowing, payable in Chinese yuan, due 2010-2012	0.05%-0.07%	12,150	1,333	—
Floating rate borrowing, payable in Japanese yen, due 2008-2025	0.37%-2.04%	591,422	526,528	419,869
Floating rate borrowing, payable in Chinese yuan, due 2011-2012	0.05%-0.07%	12,781	698	—
Other fixed or floating rate borrowing, due 2008-2017	0.32%-6.97%	6,341	6,928	16,880
Subordinated
Floating rate borrowing, payable in Japanese yen, due 2014-2017	1.80%-3.91%	27,730	18,000	18,000

Total other subsidiaries		4,097,573	1,829,266	1,807,842

Liabilities associated with securitization transactions:
Fixed rate borrowing, payable in Japanese yen, due 2008-2044	0.34%-2.78%	1,519,857	1,616,538	1,707,208
Floating rate borrowing, payable in Japanese yen, due 2008-2038	0.46%-2.43%	144,829	218,626	212,726

Total liabilities associated with securitization transactions		1,664,686	1,835,164	1,919,934

Lease obligations	—	60,178	23,592	22,882

Total borrowings		¥7,321,484	¥6,423,003	¥6,122,529

       The interest rates shown in the above table are the contractual rates in effect at March 31, 2010 and 2009, and April 1, 2008, and thus do not represent the actual effective interest rates. Maturity information for certain subordinated borrowings is based on the date of callable option.
19   DEBT SECURITIES IN ISSUE
       Debt securities in issue at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

		At March 31,		At April 1,

	Interest rate	2010	2009	2008

		(In millions)

SMBC:
Commercial paper	0.11%-0.59%	¥475,466	¥114,243	¥—
Bonds:
Bonds, payable in Japanese yen	0.00%-5.49%	1,055,625	1,268,558	1,510,398
Bonds, payable in Australian dollars	5.76%	45,561	—	—
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	0.50%-3.00%	1,972,906	1,574,169	1,420,432
Subordinated bonds, payable in United States dollars	5.63%-8.15%	102,091	206,849	296,189
Subordinated bonds, payable in British pound sterling	6.98%	—	—	2,403
Subordinated bonds, payable in Euros	4.38%	40,955	251,947	306,337

Total SMBC		3,692,604	3,415,766	3,535,759

Other subsidiaries:
Commercial paper	0.11%-4.90%	1,410,174	1,473,687	1,446,345
Bonds:
Bonds, payable in Japanese yen	0.00%-3.50%	89,865	126,125	172,703
Bonds, payable in United States dollars	7.00%	—	910	1,142
Bonds, payable in British pound sterling	3.95%	—	—	1,812
Subordinated bonds:
Subordinated bonds, payable in Japanese yen	1.05%-4.95%	112,240	146,452	160,726
Subordinated bonds, payable in United States dollars	8.50%	—	98,230	100,190
Other:
Liabilities to third parties under investment contracts	—	18,273	16,312	59,101

Total other subsidiaries		1,630,552	1,861,716	1,942,019

Total debt securities in issue		¥5,323,156	¥5,277,482	¥5,477,778

       Interest rates represent the contractual interest rates which were applied at March 31, 2010 and 2009, and April 1, 2008, and thus do not represent the actual effective interest rates.
       Certain bonds are redeemable prior to maturity at the option of the SMFG Group.

20   PROVISIONS
       The following table presents movements by class of provisions for the fiscal years ended March 31, 2010 and 2009:

	Provision for
	interest
	repayment	Other provisions	Total

	(In millions)

Balance at April 1, 2008	¥8,442	¥19,267	¥27,709
Additional provisions	1,559	8,807	10,366
Amounts used	(1,297)	(6,827)	(8,124)
Unused amounts reversed	(9)	(437)	(446)
Amortization of discount and effect of change in discount rate	—	595	595
Others	—	(436)	(436)

Balance at March 31, 2009	8,695	20,969	29,664

Additional provisions	2,729	5,541	8,270
Amounts used	(1,618)	(5,025)	(6,643)
Unused amounts reversed	—	(135)	(135)
Amortization of discount and effect of change in discount rate	—	(413)	(413)
Others	10	1,483	1,493

Balance at March 31, 2010	¥9,816	¥22,420	¥32,236

Provision for Interest Repayment
       Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest”, and many consumer finance companies were charging interest in this zone.
       In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased.
       The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience. The timing of the settlement of these is uncertain.
       In December 2006, the Government of Japan made amendments to laws regulating moneylenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range from 15% to 20%, and gray zone interest was eliminated.
Other Provisions
       Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them are individually significant.

21   OTHER LIABILITIES
       Other liabilities at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Accrued expenses	¥198,721	¥195,596	¥253,449
Unearned income	169,333	164,648	167,114
Financial guarantees and other credit related contingent liabilities	26,677	30,235	27,090
Due to trust account	159,554	60,918	80,796
Payables from unsettled regular way trades	1,107,212	705,639	705,807
Payable related to credit card services	273,953	258,880	255,826
Obligations from factoring transactions	164,102	173,844	209,508
Retirement benefit liabilities	58,184	53,584	58,101
Guarantee deposits received	117,979	101,638	95,000
Preferred stock classified as liability(1)	—	120,365	308,877
Others	790,612	629,795	681,248

Total other liabilities	¥3,066,327	¥2,495,142	¥2,842,816

(1)	Cross-reference to Type 4 preferred stock in Note 24 “Shareholders’ Equity”.
22   DEFERRED INCOME TAX
       The changes of net deferred tax assets and liabilities for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

At the beginning of the fiscal year	¥1,686,251	¥1,208,550
Deferred tax (expense) benefit	(385,991)	129,410
Deferred tax relating to other comprehensive income:
Available-for-sale financial assets reserve	(219,946)	336,007
Exchange differences on translating the foreign operations reserve	59	14,233
Acquisitions and disposals of subsidiaries-net	20,243	(541)
Exchange differences and others	(3,265)	(1,408)

At the end of the fiscal year	¥1,097,351	¥1,686,251

       The deferred tax assets at March 31, 2010 and 2009, and April 1, 2008 were attributable to the following items:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Deferred tax assets:
Loans and advances	¥468,299	¥460,181	¥277,106
Tax losses carried forward	438,084	686,283	856,540
Retirement benefits	88,972	98,625	114,146
Derivative financial instruments	72,885	103,562	114,737
Investment securities	64,495	357,907	9,149
Other deductible temporary differences	130,802	126,173	138,229

Total deferred tax assets	1,263,537	1,832,731	1,509,907

Deferred tax liabilities:
Lease transactions	40,428	44,771	80,463
Deposits	35,218	26,762	24,914
Property, plant and equipment	34,282	34,962	34,256
Investment securities	23,746	19,144	145,875
Other taxable temporary differences	32,512	20,841	15,849

Total deferred tax liabilities	166,186	146,480	301,357

Total deferred tax assets-net(1)	¥1,097,351	¥1,686,251	¥1,208,550

(1)	Deferred tax assets and deferred tax liabilities were offset in the consolidated statement of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.
       The net deferred tax assets of the SMFG Group consist mainly of the deferred tax assets of SMBC. At March 31, 2010 and 2009, and April 1, 2008, SMBC recognized ¥932 billion, ¥1,505 billion and ¥1,098 billion of net deferred tax assets, including deferred tax assets recognized for the tax losses carried forward of ¥398 billion, ¥653 billion and ¥813 billion, respectively. Other major items, such as the deferred tax assets for loans and advances, derivative financial instruments or investments securities were generally related to the accumulated losses from the fair value charge or the impairment of these assets which would be deductible for tax purposes in future periods. SMBC considers that it will be able to use most of the tax losses carried forward before expiration and other deductible temporary differences based mainly on taxable income expected to be generated in the future under business plans which management believes to be prudent and feasible. In the other SMFG Group’s subsidiaries, deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. No deferred tax assets were recognized in SMFG, SMBC and certain other SMFG Group’s subsidiaries for the tax losses carried forward projected to expire, or for the deductible temporary differences estimated not to be realized due to the uncertainty of sufficient future profit.

       The following table shows the amounts of deductible temporary differences and the tax losses carried forward by expiration date at March 31, 2010 and 2009, and April 1, 2008 which no deferred tax assets were recognized for:

	At March 31,				At April 1,

	2010		2009		2008

	(In millions)

Deductible temporary differences	¥171,579		¥33,546		¥24,649
Tax losses carried forward which will expire in 1 year	361,086	(1)	1,827		3,512
2 years	367		332,457	(1)	2,604
3 years	90,131	(1)	—		1,857
4 years	183		52		—
5 years	8,142		—		52
6 years	3,105		4,713		—
7 years and thereafter	26,011		5,479		7,552

Total deductible temporary differences and tax losses carried forward	¥660,604		¥378,074		¥40,226

(1)	The amount of unrecognized deferred tax assets for ¥361 billion, ¥90 billion and ¥332 billion of tax losses carried forward would be ¥26 billion, ¥6 billion and ¥24 billion, respectively, if recognized. The majority of these unrecognized deferred tax assets were for tax losses of enterprise taxes in Japan which were calculated using an applicable effective tax rate of 7.0%. Most of the other unrecognized deferred tax assets for temporary differences and tax losses carried forward would be calculated using an applicable tax rate of 40.7%, if recognized.
       In addition to the above table, the SMFG Group does not recognize deferred tax assets for deductible temporary differences related to investments in subsidiaries, associates and joint ventures where SMFG has no intention to reverse these differences in the foreseeable future. The amount of those deductible temporary differences was approximately ¥3,976 billion, ¥4,411 billion and ¥3,350 billion at March 31, 2010 and 2009, and April 1, 2008, respectively. Most of the temporary differences were associated with investments in SMBC, which resulted from a statutory share transfer made at the establishment of SMFG in December 2002.
       At March 31, 2010 and 2009, and April 1, 2008, the amount of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures for which deferred tax liabilities had not been recognized were approximately ¥245 billion, ¥199 billion and ¥275 billion, respectively. SMFG can control the timing of reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future.

       Deferred tax (expense) benefit for the fiscal years ended on March 31, 2010 and 2009 were attributable to the following temporary differences:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Tax losses carried forward	¥(252,234)	¥(168,608)
Investment securities	(83,652)	135,939
Derivative financial instruments	(28,938)	(10,876)
Retirement benefits	(11,304)	(14,576)
Deposits	(8,456)	(1,848)
Lease transactions	4,659	26,188
Loans and advances	(1,828)	186,458
Property, plant and equipment	595	(574)
Other temporary differences-net	(4,833)	(22,693)

Deferred tax (expense) benefit	¥(385,991)	¥129,410

23   RETIREMENT BENEFITS
Defined Benefit Plans
       SMBC and some of SMFG’s other subsidiaries have various defined benefit plans such as defined benefit pension plans and lump-sum severance indemnity plans, which define the amount of benefits that an employee will receive on or after retirement, usually based on one or more factors, such as age, years of service, compensation, classes and earned points based on service.
       SMBC’s defined benefit plans account for the vast majority of the defined benefit obligations and plan assets in the SMFG Group. SMBC has a Corporate Defined Benefit Pension Plan and a lump-sum severance indemnity plan. SMBC has set up retirement benefit trusts in relation to both of these plans as described below.
   Defined benefit pension plans
       SMBC’s Corporate Defined Benefit Pension Plan is a funded defined benefit pension plan, which is defined and regulated by the Corporate Defined Benefit Pension Plan Law, one of Japanese pension laws. The pension plan is funded through SMBC’s contribution to a “Pension Fund”, a special entity established in accordance with the pension laws. The Pension Fund administers and manages the plan assets. Other defined benefit pension plans in the SMFG Group are typically established and managed in the same way.
   Lump-sum severance indemnity plans
       SMBC and some of SMFG’s other subsidiaries have lump-sum severance indemnity plans under which their employees are provided with lump-sum cash payments upon leaving the company. While funding to these plans is not required under Japanese pension laws, some of these plans are funded with assets held by retirement benefit trusts as described below.
   Retirement benefit trusts
       SMBC and some of SMFG’s other subsidiaries in Japan established some retirement benefit trusts and contributed some of their marketable securities to these trusts in order to isolate these assets for retirement benefits by entering into contracts with trust banks. The retirement benefit trusts are voluntary funds that are used either to contribute assets to the Pension Funds or to directly settle retirement benefits. Among the SMFG Group, they are set up for the defined benefit pension plans which have the Pension Funds as described above, as well as for the lump-sum severance indemnity plans.

       The assets retained in the retirement benefit trusts, as well as the assets retained in the Pension Funds, are held by an entity or a fund that is legally separate from the SMFG Group and exists solely to pay or fund employee benefits. They are available to be used only to pay or fund employee benefits, are not available to the SMFG Group’s own creditors even in bankruptcy and cannot be returned to the SMFG Group, unless either the remaining assets are sufficient to meet all the related obligations or the entities (funds) reimburse to the SMFG Group the employee benefits which are already paid by the SMFG Group. Therefore, these assets are accounted for as plan assets.
       The following tables provide detailed information for the defined benefit plans.
       The amounts of the retirement benefit liabilities and the retirement benefit assets recognized in the consolidated statement of financial position at March 31, 2010 and 2009, and April 1, 2008 were determined as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Present value of unfunded obligations	¥(43,721)	¥(42,635)	¥(46,131)
Present value of funded obligations	(953,566)	(931,763)	(961,131)
Fair value of plan assets	888,577	737,978	971,917

Net surplus (deficit)	(108,710)	(236,420)	(35,345)

Unrecognized actuarial losses (gains)	142,359	243,364	—
Unrecognized past service cost	(572)	131	(61)

Net retirement benefit assets (liabilities)	33,077	7,075	(35,406)

Retirement benefit liabilities included in “Other liabilities”	(58,184)	(53,584)	(58,101)
Retirement benefit assets included in “Other assets”	91,261	60,659	22,695

Net retirement benefit assets (liabilities)	¥33,077	¥7,075	¥(35,406)

       The movements in the defined benefit obligations for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended

	March 31,

	2010	2009

	(In millions)

At the beginning of the fiscal year	¥974,398	¥1,007,262
Current service cost	23,803	25,562
Interest cost	20,508	18,605
Actuarial losses (gains)	7,174	(21,734)
Benefits paid	(33,972)	(31,717)
Lump-sum payments	(18,043)	(18,069)
Past service cost	(786)	121
Acquisition and disposal of subsidiaries	24,153	(5,558)
Others	52	(74)

At the end of the fiscal year	¥997,287	¥974,398

       The movements in the fair value of plan assets for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

At the beginning of the fiscal year	¥737,978	¥971,917
Expected return on plan assets	31,366	44,965
Actuarial gains (losses)	95,762	(265,098)
Contributions by employer	39,055	17,870
Benefits paid	(33,972)	(31,717)
Acquisition and disposal of subsidiaries	18,357	(2)
Others	31	43

At the end of the fiscal year	¥888,577	¥737,978

       The amounts recognized in “General and administrative expenses” in the consolidated income statement for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended

	March 31,

	2010	2009

	(In millions)

Current service cost	¥23,803	¥25,562
Interest cost	20,508	18,605
Expected return on plan assets	(31,366)	(44,965)
Amortization of actuarial losses (gains)	12,417	—
Amortization of past service cost	(83)	(71)

Total	¥25,279	¥(869)

       The plan assets at March 31, 2010 and 2009, and April 1, 2008 were comprised as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(% of total fair value of plan assets)

Plan assets retained in the Pension Funds
Equity instruments	25.8%	20.8%	29.1%
Debt instruments	29.0%	35.2%	23.9%
General account of life insurance companies	2.0%	2.0%	1.6%
Other short-term assets	6.9%	7.5%	6.6%
Plan assets retained in the retirement benefit trusts
Japanese equity instruments	31.0%	28.5%	34.8%
Other short-term assets	5.3%	6.0%	4.0%

Total	100.0%	100.0%	100.0%

       The plan assets in the Pension Funds include the common stocks issued by the SMFG Group at March 31, 2010 and 2009, and April 1, 2008. The amounts of these stocks are not significant.
       The assets in the retirement benefit trusts primarily comprise of Japanese equity instruments. The SMFG Group retains the voting rights of some of these equity instruments with fair values of ¥244,937 million, ¥192,009 million and ¥303,562 million (27.6%, 26.0% and 31.2% of the total fair values of plan assets) at March 31, 2010 and 2009, and April 1, 2008, respectively. The assets in the retirement benefit trusts include common stocks issued by a subsidiary (THE MINATO BANK, LTD.) with a fair value of ¥20,191 million, ¥24,329 million and ¥34,093 million (2.3%, 3.3% and 3.5% of the total fair values of plan assets) at March 31, 2010 and 2009, and April 1, 2008, respectively. The SMFG Group retains the voting rights of these stocks (40.39% of the voting rights of THE MINATO BANK, LTD., for all periods presented). Refer to Note 47 “Principal Subsidiaries” for further information.
       The principal actuarial assumptions used at March 31, 2010 and 2009, and April 1, 2008 were as follows:

	At March 31,		At April 1,

	2010	2009	2008

Discount rates	2.1%	2.0%	1.8%
Expected rates of return on plan assets	4.2%	4.6%	—
Expected rates of salary (benefit) increases	6.0%	5.8%	5.7%
       The expected rates of returns on plan assets are weighted on the basis of the fair value of the plan assets. All other assumptions are weighted on the basis of the defined benefit obligations.
       The expected return on plan assets is developed separately for each plan, typically using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category.
       The assumptions for future mortality are based on the official mortality table generally used for actuarial assumptions in Japan. Under the mortality table used for all periods presented, the average remaining life expectancy of an individual retiring at age 60 is 21 years for males and 27 years for females.
       The actual returns on plan assets for the fiscal years ended March 31, 2010 and 2009 was a positive return of ¥127,128 million and a negative return of ¥220,133 million, respectively.

       The experience adjustments on the defined benefit obligations and plan assets at March 31, 2010 and 2009 were as follows:

	At March 31,

	2010	2009

	(In millions)

Present value of defined benefit obligations	¥(997,287)	¥(974,398)
Fair value of plan assets	888,577	737,978

Net surplus (deficit)	¥(108,710)	¥(236,420)

Experience gains (losses) on defined benefit obligations	¥(8,524)	¥(3,125)
Experience gains (losses) on plan assets	95,762	(265,098)
Expected contribution
       Expected contributions to the defined benefit plans for the fiscal year ending March 31, 2011 are ¥41,497 million.
Defined Contribution Plans
       Some of SMFG’s subsidiaries provide defined contribution plans. The amounts recognized as expenses for the defined contribution plans were ¥2,958 million and ¥1,617 million for the fiscal years ended March 31, 2010 and 2009, respectively, which were included in “General and administrative expenses” in the consolidated income statement.
Employees’ Pension Insurance Plan
       In Japan, the national government operates the Employees’ Pension Insurance Plan which covers most of the private entities’ employees in Japan. The amounts of contributions charged to expense for the Employees’ Pension Insurance Plan were ¥21,124 million and ¥18,337 million for the fiscal years ended March 31, 2010 and 2009, respectively, which were included in “General and administrative expenses” in the consolidated income statement.
24   SHAREHOLDERS’ EQUITY
Common Stock
       The changes in the number of issued shares of common stock and common stock held by SMFG or its consolidated subsidiaries and associates during the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,

	2010		2009

	Outstanding	In treasury	Outstanding	In treasury
At the beginning of the fiscal year	789,080,477	20,049,818	773,365,377	17,600,841
Issuance of common stock	588,631,300	—	—	—
Conversion of Type 4 preferred stock	36,343,848	—	15,715,100	—
Net change	—	(2,979,478)	—	2,448,977

At the end of the fiscal year	1,414,055,625	17,070,340	789,080,477	20,049,818

       SMFG has issued stock options to directors and employees of SMFG and SMBC (see Note 40 “Share Based Payment”).
       The total number of authorized shares of common stock at March 31, 2010 and 2009 was 1,500 million with no stated value. All issued shares are fully paid. At the shareholders’ meeting held on June 29, 2010, SMFG amended its articles of incorporation to increase the total number of authorized shares of common stock from 1,500 million to 3,000 million.
       In January 2009, SMFG made a stock split of common stock with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change of capital structure.
Preferred Stock
       The preferred stock at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:
       Among the issued preferred stock, the Type 4 preferred stock was accounted for as a compound financial instrument which contains both a liability and an equity component, and the Type 6 preferred stock was accounted for as an equity instrument.

		Number of shares
				Liquidation value
	Aggregate amount	Authorized	Issued	per share

At March 31, 2010:	(In millions)			(In yen)
Class of stock
Type 4 preferred stock	¥—	50,100	—	¥—
Type 5 preferred stock	—	167,000	—	—
Type 6 preferred stock	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

		Number of shares
				Liquidation value
	Aggregate amount	Authorized	Issued	per share

At March 31, 2009:	(In millions)			(In yen)
Class of stock
Type 4 preferred stock	¥100,200	50,100	33,400	¥3,000,000
Type 5 preferred stock	—	167,000	—	—
Type 6 preferred stock	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—

		Number of shares
				Liquidation value
	Aggregate amount	Authorized	Issued	per share

At April 1, 2008:	(In millions)			(In yen)
Class of stock
Type 4 preferred stock	¥150,300	50,100	50,100	¥3,000,000
Type 5 preferred stock	—	167,000	—	—
Type 6 preferred stock	210,003	70,001	70,001	3,000,000
Type 7 preferred stock	—	167,000	—	—
Type 8 preferred stock	—	115,000	—	—
Type 9 preferred stock	—	115,000	—	—
       At the shareholders’ meeting held on June 29, 2010, SMFG amended its articles of incorporation to delete the provision regarding 50,100 shares of authorized Type 4 preferred stock.

       The movement of preferred stock for the fiscal years ended March 31, 2010 and 2009 was as follows:

	Type 4 preferred stock		Type 6 preferred stock

	Aggregate amount	Number of shares	Aggregate amount	Number of shares

	(In millions)		(In millions)

Balance at April 1, 2008	¥150,300	50,100	¥210,003	70,001
Conversion to common stock	(50,100)	(16,700)	—	—

Balance at March 31, 2009	100,200	33,400	210,003	70,001

Conversion to common stock	(100,200)	(33,400)	—	—

Balance at March 31, 2010	¥—	—	¥210,003	70,001

       All the preferred stocks have no stated value and the numbers in “Aggregate amount” in the tables above represent the initial proceeds on the issuance.
Type 4 preferred stock
       On January 15, 2003, SMFG’s Board of Directors resolved to issue an aggregate amount of ¥150.3 billion of Type 4 preferred stock. The face value of each Type 4 preferred stock was ¥3 million. On the same day, SMFG and Goldman Sachs Group, Inc.(“GS”) entered into a preferred stock subscription agreement through which GS subscribed for all of the issued Type 4 preferred stock. The Type 4 preferred stock was issued on February 8, 2003.
       On April 30, 2008, GS exercised its conversion rights with respect to 16,700 Type 4 preferred stock at a conversion price of ¥3,188. Pursuant to the conversion, SMFG issued 15,715,100 shares of its common stock. GS exercised its conversion rights with respect to the remaining Type 4 preferred stock on January 28, 2010, at a conversion price of ¥2,757. Pursuant to the conversion, SMFG issued 36,343,848 shares of its common stock. None of the Type 4 preferred stock was outstanding at March 31, 2010.
       The Type 4 preferred stock had noncumulative and nonparticipating dividend rights. When SMFG paid annual dividends or interim dividends to its common stockholders, SMFG was required to pay to the holders of the Type 4 preferred stock an annual dividend per share of ¥135,000 or an interim dividend per share of ¥67,500 in preference to the common stockholders (Any such interim dividend on the Type 4 preferred stock reduced the following annual dividend by the same amount). The holders of the Type 4 preferred stock were not entitled to any other dividends. The holders of the Type 4 preferred stock were not entitled to vote at a general shareholders’ meeting unless a proposal to pay dividends to the holders of the Type 4 preferred stock was not submitted to a stockholder vote or was rejected by a stockholder vote.
       In the event of SMFG’s voluntary or involuntary liquidation, the holders of the Type 4 preferred stock would have been entitled to receive out of SMFG’s residual assets a distribution of ¥3 million per share. The holders of the Type 4 preferred stock would have ranked equally with the holders of SMFG’s other preferred stocks and in preference to the common stockholders. The holders of the Type 4 preferred stock were not entitled to any further distribution upon SMFG’s liquidation.
       The Type 4 preferred stock was convertible to common stock at any time from February 7, 2005 up to February 7, 2028. The conversion price was set initially at ¥3,310, the market price at which the Type 4 preferred stock was issued. The conversion price was subject to a downward reset at the time of conversion, if the market price of the common stock was less than the conversion price, as measured by a 30-day moving average. The downward reset was subject to a floor price, which was initially ¥1,092. Under this condition, the number of common stocks to be issued on conversion of each Type 4 preferred stock was 906 shares if the market price was above ¥3,310, 2,747 shares if the market price was below ¥1,092, and a variable number of common stocks worth ¥3 million in the aggregate if the market price was below ¥3,310 but above ¥1,092. The ¥3,310 and ¥1,092 thresholds were subject to an anti-dilution adjustment. At March 31, 2009, the conversion price and the floor were ¥3,188 and ¥1,051, respectively. If any Type 4 preferred stock had remained outstanding on February 7, 2028, it would have been mandatorily converted into common stock on the following day.

       The instrument was accounted for in accordance with the substance of the transaction. As such, as required by IAS32, the Type 4 preferred stock was treated as a compound financial instrument containing a liability component that represented the obligation on SMFG to deliver a variable number of common stock on conversion and an equity component representing the discretionary dividends. The liability component was required to be accounted for under IAS39 and comprised of an embedded derivative representing the right to exercise the conversion before the maturity and the cap and floor on the number of common stocks to be delivered upon the conversion and a financial liability representing the obligation to deliver ¥3 million worth of common stocks at maturity. At the contract date, SMFG recognized ¥16.0 billion of financial liability and ¥130.8 billion of embedded derivative, both of which were measured at fair value, and ¥3.5 billion of equity as the residual. The financial liability was subsequently carried at amortized cost and “Interest expense” was recognized in the consolidated income statement using the effective interest rate. The embedded derivative was subsequently carried at fair value and the change in the fair value was recognized in “Net trading income” in the consolidated income statement. The financial liability and the embedded derivative were included in “Other liabilities” in the consolidated statement of financial position. At the conversion into common stock, the amount equivalent to the fair value of the common stocks delivered was credited to equity and the difference compared to the carrying amount of the financial liability and the embedded derivative was recognized as a profit or loss. Dividends on the Type 4 preferred stock were recognized in equity in the period in which they were approved by the shareholders.
Type 6 preferred stock
       On March 10, 2005, SMFG’s Board of Directors resolved at the meeting to issue an aggregate amount of ¥210 billion of Type 6 preferred stock by means of a third party allocation. On March 29, 2005, SMFG issued Type 6 preferred stock totaling 70,001 stocks to qualified institutional investors as defined in the Financial Instruments and Exchange Act of Japan (Sumitomo Life Insurance Company, Nippon Life Insurance Company, and Mitsui Life Insurance Company).
       The Type 6 preferred stock has noncumulative and nonparticipating dividend rights. When SMFG pays annual dividends or interim dividends to its common stockholders, SMFG is required to pay to the holders of the Type 6 preferred stock an annual dividend of ¥88,500 or an interim dividend of ¥44,250 in preference to the common stockholders (Any such interim dividend on the Type 6 preferred stock reduces the following annual dividend by the same amount). The holders of the Type 6 preferred stock are not entitled to any other dividends. The holders of the Type 6 preferred stock are not entitled to vote at a general shareholders’ meeting unless a proposal to pay dividends to the holders of the Type 6 preferred stock is not submitted to a stockholder vote or is rejected by a stockholder vote.
       In the event of SMFG’s voluntary or involuntary liquidation, the holders of the Type 6 preferred stock will be entitled to receive out of SMFG’s residual assets a distribution of ¥3 million per share. The holders of the Type 6 preferred stock will rank equally with the holders of SMFG’s other preferred stocks and in preference to common stockholders in this right. The holders of the Type 6 preferred stock are not entitled to any further distribution upon SMFG’s liquidation.
       SMFG may, subject to the requirements provided in the Companies Act, redeem all or some of the Type 6 preferred stock out of distributable amounts of SMFG at any time on and after March 31, 2011 at a price of ¥3 million per share. The Type 6 preferred stock is not convertible to common stock.
       Under IFRS, in accordance with the substance of the contractual arrangement, the Type 6 preferred stock is treated as equity in its entirety because there is no legally binding obligation to pay dividends or principal.

Capital stock, Capital Surplus and Treasury Stock
       “Capital stock” represents share capital under the Companies Act adjusted by the amount corresponding to the preferred stock which is accounted for as a liability under IFRS. Purchases of treasury stock are recognized at cost in “Treasury stock”. Any additional paid-in capital, net gains or losses on the sale of treasury stock, and other changes in equity resulting from transactions with shareholders except for dividends are included in “Capital surplus”.
Restriction on the Payment of Dividends
       The amount of the capital surplus and retained earnings of SMFG that can be paid out as dividend is subject to restrictions under the Companies Act. These amounts were calculated based on SMFG’s non-consolidated statement of financial position prepared in accordance with Japanese GAAP. Therefore, the adjustments made to prepare the IFRS consolidated financial statements have no impact on the calculation. The total amount of SMFG that can be paid out as dividend was ¥908 billion at March 31, 2010.
       Other than the restriction by the Companies Act, SMFG is required to maintain a risk-weighted capital ratio above 8% (at least half of which must consist of core capital (“Tier I”), or a risk-weighted core capital ratio of 4%) by the Banking Act of Japan (“the Banking Act”). Therefore, SMFG would not be able to make a dividend payment if the ratio were to fall below the minimum amount as a result of the payment of the dividends.
       Since SMFG is a holding company, its earnings rely mostly on dividend income from SMBC, and SMFG’s other subsidiaries and associates. SMBC is subject to some restrictions on its dividend payment by the Companies Act and the Banking Act, similar to those applied to SMFG.
Other Reserves
Available-for-sale financial assets reserve
       The available-for-sale financial assets reserve includes the accumulated gains and losses of available-for-sale securities excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.
       The movements of the available-for-sale financial assets reserve for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)
At the beginning of the fiscal year	¥349,213	¥840,448

Gains (losses) arising during the fiscal year, before tax	616,762	(1,134,743)
Income tax (expenses) benefits for changes arising during the fiscal year	(251,308)	459,570

Reclassification adjustments for (gains) losses included in net profit, before tax	(77,339)	305,299
Income tax expenses (benefits) for reclassification adjustments	31,362	(123,563)

Amount attributable to non-controlling interests	(9,012)	5,941
Share of other comprehensive income of associates and joint ventures	4,229	(3,739)

At the end of the fiscal year	¥663,907	¥349,213

Exchange differences on translating the foreign operations reserve
       Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the SMFG Group’s presentation currency.
       The movements of exchange differences on translating the foreign operations reserve for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)
At the beginning of the fiscal year	¥(120,897)	¥—

Losses arising during the fiscal year, before tax	(15,009)	(176,865)
Income tax benefits for losses arising during the fiscal year	59	14,233

Reclassification adjustments for losses included in net profit, before tax	2	129

Amount attributable to non-controlling interests	21,496	54,127
Share of other comprehensive income of associates and joint ventures	5,731	(12,521)

At the end of the fiscal year	¥(108,618)	¥(120,897)

25   NON-CONTROLLING INTERESTS
       Non-controlling interests at March 31, 2010 and 2009, and April 1, 2008 consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

		(In millions)

Preferred securities issued by subsidiaries	¥1,633,330	¥1,763,294	¥1,217,011
Others	414,167	358,106	405,937

Non-controlling interest	¥2,047,497	¥2,121,400	¥1,622,948

       Preferred securities issued by subsidiaries consisted of the following:

	At March 31,		At April 1,

	2010	2009	2008

		(In millions)

Issued by SMFG’s subsidiaries, other than SMBC:
SMFG Preferred Capital USD 1 Limited(1) (non-cumulative step-up perpetual preferred securities)	¥60,402	¥162,080	¥165,314
SMFG Preferred Capital GBP 1 Limited(1) (non-cumulative step-up perpetual preferred securities)	10,327	70,260	100,105
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	135,000	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	167,490	176,814	—
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	125,618	132,610	—
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	35,093	35,130	—
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	113,000	113,000	—
Series B (non-cumulative perpetual preferred securities)	140,000	140,000	—
Series C (non-cumulative perpetual preferred securities)	140,000	140,000	—
Series D (non-cumulative perpetual preferred securities)	145,200	145,200	—
Series E (non-cumulative perpetual preferred securities)	33,000	33,000	—
Series F (non-cumulative perpetual preferred securities)	2,000	2,000	—
Series G (non-cumulative perpetual preferred securities)	125,700	125,700	—
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	99,000	—	—
Series B (non-cumulative perpetual preferred securities)	164,500	—	—
Series C (non-cumulative perpetual preferred securities)	79,500	—	—
Series D (non-cumulative perpetual preferred securities)	45,000	—	—
Issued by SMBC’s subsidiaries:
SB Equity Securities (Cayman), Limited
Series A-1 (non-cumulative perpetual preferred securities)	—	315,000	315,000
Series A-2 (non-cumulative perpetual preferred securities)	—	5,000	5,000
Series B (non-cumulative perpetual preferred securities)	—	20,000	20,000
SB Treasury Company L.L.C. (non-cumulative step-up perpetual preferred securities)	—	—	180,342
Sakura Preferred Capital (Cayman) Limited
Initial Series (non-cumulative perpetual preferred securities)	—	—	258,750
Series B (non-cumulative perpetual preferred securities)	—	—	25,000
Issued by a subsidiary of Kansai Urban Banking Corporation:
KUBC Preferred Capital Cayman Limited (non-cumulative step-up perpetual preferred securities)	12,500	12,500	12,500

Preferred securities issued by subsidiaries	¥1,633,330	¥1,763,294	¥1,217,011

(1)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited has $649.1 million of preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited has £73.6 million of preferred securities outstanding, each on a liquidation preference basis.

26   NET INTEREST INCOME
       Net interest income for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Interest income from:
Deposits with banks	¥14,596	¥45,581
Call loans and bills bought	7,452	16,201
Reverse repurchase agreements and cash collateral on securities borrowed	9,436	7,606
Investment securities	150,857	170,736
Loans and advances	1,583,706	1,923,924

Total interest income	1,766,047	2,164,048

Interest expense from:
Deposits	173,374	380,097
Call money and bills sold	6,247	22,671
Repurchase agreements and cash collateral on securities lent	7,546	67,503
Borrowings	79,304	102,914
Debt securities in issue	78,328	100,171
Others	2,011	2,937

Total interest expense	346,810	676,293

Net interest income	¥1,419,237	¥1,487,755

       Interest income recorded on impaired financial assets was ¥29,442 million and ¥22,698 million for the fiscal years ended March 31, 2010 and 2009, respectively.

27   NET FEE AND COMMISSION INCOME
       Net fee and commission income for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended March 31,

	2010	2009

	(In millions)

Fee and commission income from:
Loans	¥81,174	¥75,951
Credit card business	143,987	142,499
Guarantees	11,823	14,355
Securities-related business	43,164	17,232
Deposits	15,819	15,338
Remittances and transfers	124,917	131,103
Safe deposits	6,685	6,915
Trust fees	1,779	2,123
Investment trusts	96,258	37,374
Agency	14,763	14,721
Others	110,068	112,992

Total fee and commission income	650,437	570,603

Fee and commission expense from:
Remittances and transfers	31,086	30,418
Guarantees	16,268	12,280
Others	74,362	73,542

Total fee and commission expense	121,716	116,240

Net fee and commission income	¥528,721	¥454,363

28   NET TRADING INCOME
       Net trading income for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Interest rate	¥106,562	¥178,485
Foreign exchange	104,929	(4,192)
Equity	36,969	(48,305)
Credit	53,203	(44,217)
Others(1)	28,467	52,527

Total net trading income	¥330,130	¥134,298

(1)	Others includes the change in fair value of the derivative embedded in the Type 4 preferred stock.
       Net trading income includes income and losses from trading assets and liabilities, and derivative financial instruments.

29   NET INCOME (LOSS) FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
       Net income (loss) from financial assets at fair value through profit or loss for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Net income (loss) from debt instruments	¥65,403	¥(5,845)
Net income (loss) from equity instruments	10,176	(12,106)

Total net income (loss) from financial assets at fair value through profit or loss	¥75,579	¥(17,951)

30   NET INVESTMENT INCOME
       Net investment income for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Net gain from disposal of debt instruments	¥61,541	¥89,956
Net gain (loss) from disposal of equity instruments	58,627	(4,112)
Dividend income	58,384	73,667

Total net investment income	¥178,552	¥159,511

31   OTHER INCOME
       Other income for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Income from operating leases	¥56,121	¥46,467
Gains on disposal of assets leased	10,344	5,358
Income related to IT solution services	44,319	53,481
Gains on disposal of property, plant and equipment and other intangible assets	17,179	1,314
Reversal of impairment losses of investments in associates and joint ventures	19,832	—
Others	84,539	86,499

Total other income	¥232,334	¥193,119

32   IMPAIRMENT CHARGES ON FINANCIAL ASSETS
       Impairment charges on financial assets for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Loans and advances(1)	¥215,886	¥849,495
Available-for-sale financial assets	42,755	391,215

Total impairment charges on financial assets	¥258,641	¥1,240,710

(1)	Cross-reference to Provision (credit) for loan losses in Note 10 “Loans and Advances”.
33   GENERAL AND ADMINISTRATIVE EXPENSES
       General and administrative expenses for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Personnel expenses	¥511,075	¥438,266
Depreciation and amortization	107,054	83,260
Rent and lease expenses	77,715	67,839
Building and maintenance expenses	9,176	10,781
Supplies expenses	14,797	17,237
Communication expenses	23,939	20,748
Publicity and advertising expenses	35,315	34,744
Taxes and dues	51,020	52,327
Outsourcing expenses	68,715	65,135
Premiums for deposit insurance	53,799	53,449
Office equipment expenses	22,537	23,536
Others	121,815	125,165

Total general and administrative expenses	¥1,096,957	¥992,487

34   OTHER EXPENSES
       Other expenses for the fiscal years ended March 31, 2010 and 2009 consisted of the following:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Cost of operating leases	¥30,487	¥26,608
Losses on disposal of assets leased	6,948	3,423
Cost related to IT solution services	95,342	107,360
Losses on disposal of property, plant and equipment and other intangible assets	4,497	11,818
Impairment losses of property, plant and equipment	9,899	6,560
Impairment losses of intangible assets	6,184	10,890
Losses on sale of investments in subsidiaries and associates	9,412	12
Impairment losses of investments in associates and joint ventures	18,134	31,508
Others	55,857	63,591

Total other expenses	¥236,760	¥261,770

35   INCOME TAX EXPENSE
       The detail of income tax expense (benefit) for the fiscal years ended March 31, 2010 and 2009 was as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Current tax:
Charge for the fiscal year	¥102,050	¥73,244
Deferred tax:
Origination and reversal of temporary differences	345,809	(152,141)
Change in the write-down of deferred tax assets on the current year income tax expense	40,182	22,731

Total deferred tax expense (benefit)	385,991	(129,410)

Total income tax expense (benefit)	¥488,041	¥(56,166)

       The reconciliations of the effective income tax rates for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended
	March 31,

	2010		2009

	(In millions, except percentages)

Profit (loss) before tax	¥1,134,734		¥(138,190)
Income tax expense (benefit)	488,041		(56,166)
Effective income tax rate	43.0%		40.6%

Statutory tax rate in Japan	40.7%		40.7%
Effect of the change in the write-down of deferred tax assets on the current year income tax expense	3.5%		(16.5%	)
Tax impact of share of post tax losses in associates	1.1%		(16.8%	)
Income or loss from derivative and liability component of Type 4 preferred stock which were not taxable or deductible	(0.7%	)	14.1%
Tax benefit arising on SMFG stock as a result of an intra-group transfer between SMFG and SMBC(1)	—		18.9%
Others-net	(1.6%	)	0.2%

Effective income tax rate	43.0%		40.6%

(1)	Treasury stock held by SMFG was transferred to SMBC as part of an intra-group restructuring of the credit card business in December 2008. At the consolidated level, this transfer does not effect the Group’s financial statements however it does effect the tax status of this treasury stock because there will be a tax effect on disposal of the stock by SMBC whereas there would have been no tax effect of SMFG disposing of the stock. Consequently this tax effect has been accounted for and the SMFG Group recognized a deferred tax asset through the consolidated income statement as it is considered probable that the deductible temporary difference will reverse in the near future through the sale of these treasury stocks.
       The statutory tax rate in Japan is the aggregate of the effective corporate tax rate of 27.9%, the effective inhabitant tax rate of 5.8% and the effective enterprise tax rate of 7.0%, which is payable by corporate entities on taxable profits under the tax law in Japan.

36   EARNINGS PER SHARE
       The following shows the income and share data used in the basic and diluted earnings per share calculations for the fiscal years ended March 31, 2010 and 2009.

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions, except number of shares and per share data)
Basic:
Profit (loss) attributable to shareholders of SMFG	¥528,692	¥(154,954)
Dividend payable on preferred stocks classified as equity	8,450	10,704
Profit (loss) attributable to the common shareholders of SMFG	520,242	(165,658)

Weighted average number of common stocks in issue (in thousands of shares)	1,017,066	772,349

Basic earnings per share	511.51	(214.49)

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions, except number of shares and per share data)
Diluted:
Profit (loss) attributable to the common shareholders of SMFG	¥520,242	¥(165,658)
Dividend payable on preferred stocks classified as equity	2,255	4,509
Net profit on a liability component of Type 4 preferred stock	(20,165)	(47,860)
Net profit (loss) used to determine diluted earnings per share	502,332	(209,009)

Weighted average number of common stocks in issue (in thousands of shares)	1,017,066	772,349
Adjustments for preferred stock	26,005	32,722
Weighted average number of common stocks for diluted earnings per share (in thousands of shares)	1,043,071	805,071

Diluted earnings per share	481.59	(259.62)
       In January 2009, SMFG made a stock split with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change in the capital structure.
       Stock options granted to certain directors and employees have an effect on the potential common stocks. For the fiscal years ended March 31, 2009 and 2010, stock options were anti-dilutive and not included in the calculation of diluted earnings per share. The details of each financial instrument are described in Note 40 “Share Based Payment”.
37   TRANSFERS OF FINANCIAL ASSETS WHICH DO NOT QUALIFY FOR DERECOGNITION
       Full derecognition occurs when the SMFG Group transfers its contractual rights to receive cash flows from financial assets, or retains the contractual rights to receive the cash flows but assumes a contractual obligation to pay the cash flows to another party and transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

       The following table shows the carrying amount of financial assets which were transferred but did not qualify for derecognition and their associated financial liabilities:

	At March 31,

	2010		2009

	Carrying amount	Associated	Carrying amount	Associated
	of assets	liabilities	of assets	liabilities

	(In millions)

Nature of transaction:
Repurchase agreements and securities lending transactions	¥4,791,441	¥4,786,242	¥7,108,713	¥7,115,862
Loans and advances	114,530	82,139	157,042	124,651

Total	¥4,905,971	¥4,868,381	¥7,265,755	¥7,240,513

38   ASSETS PLEDGED AND RECEIVED AS COLLATERAL
Assets Pledged
       The carrying amounts of assets pledged as collateral at March 31, 2010 and 2009 were as follows:

	At March 31,

	2010	2009

	(In millions)

Cash and deposits with banks	¥26,508	¥20,897
Call loans and bills bought	367,036	597,618
Trading assets	2,451,395	667,314
Financial assets at fair value through profit or loss	1,499,159	1,513,872
Held-to-maturity investments	3,144,287	2,013,741
Available-for-sale financial assets	14,073,392	15,493,842
Loans and advances	2,946,238	3,526,159
Property, plant and equipment	16,166	11,154
Other assets	194,868	92,374

Total	¥24,719,049	¥23,936,971

       The SMFG Group pledges assets as collateral to secure payables under repurchase agreements, securities lending transactions and securitizations, or for cash settlements, variation margins on futures markets and certain other purposes. These transactions are conducted under terms that are usual and customary to standard contracts.
       Unsecured loaned securities for which the borrowers have the right to sell or repledge were ¥5,036,547 million and ¥7,525,114 million at March 31, 2010 and 2009, respectively.
       For the reserve funds with the Bank of Japan and other reserve deposits for foreign offices maintained by the SMFG Group, refer to Note 5 “Cash and Deposits with Banks”.
Assets Received as Collateral
       Under certain transactions, including reverse repurchase agreements, securities borrowing, and discounting of bills, the SMFG Group is permitted to resell or repledge the collateral held in the absence of default by the owner of the collateral. These transactions are conducted under terms that are usual and customary for standard contracts. The fair values of securities and bills accepted as collateral were ¥6,562,901 million and ¥2,995,297 million at March 31, 2010 and 2009, respectively. As to the securities received in the reverse repurchase agreements and securities borrowing transactions, the SMFG Group has the obligation to return equivalent securities upon completion of the transactions. The fair value of securities sold or repledged to others were ¥5,398,702 million and ¥1,723,851 million at March 31, 2010 and 2009, respectively.

39   DEFERRED DAY ONE PROFIT AND LOSS
       The aggregate deferred day one profit and loss yet to be recognized in profit or loss at the beginning and end of the fiscal years ended March 31, 2010 and 2009 and reconciliation of the changes in the balances of these differences were as follows:

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

At the beginning of the fiscal year	¥9,042	¥11,538
Released to profit or loss during the fiscal year	(2,496)	(2,496)

At the end of the fiscal year	¥6,546	¥9,042

       The SMFG Group has entered into transactions where fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss”, which is not recognized immediately in the consolidated income statement. The table above shows the “day one profit and loss” balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss is due to the amortization of the deferred day one profit and loss over the life of the instruments. See Note 44 “Fair Value of Financial Assets and Liabilities” for additional information.
40   SHARE BASED PAYMENT
       Before the establishment of SMFG in December 2002, SMBC had granted common stock options to certain directors and employees of SMBC. When SMFG was established, SMFG succeeded the obligations related to the stock options from SMBC. SMFG elected not to apply IFRS 2 to those stock options because they were granted and vested prior to the date of transition to IFRS, April 1, 2008. At March 31, 2010, 108,100 shares of stock options were vested and exercisable up to June 2012.
       The number of stock options for the fiscal years ended on March 31, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,

	2010		2009

	Number of options	Exercise price(1)	Number of options	Exercise price

Outstanding at the beginning of the fiscal year	108,100	¥6,698	108,100	¥6,698
Outstanding at the end of the fiscal year	108,100	6,649	108,100	6,698
Exercisable at the end of the fiscal year	108,100	6,649	108,100	6,698

(1)	Exercise price was adjusted by the issuance of common stock during the fiscal year ended in March 31, 2010.
       In January 2009, SMFG made a stock split of common stock with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change of capital structure.
       SMFG and SMBC elected to introduce a stock option compensation plan for their directors, corporate auditors and executive officers and obtained the necessary shareholder approval at the shareholders’ meeting held on June 29, 2010. Under this stock option plan, stock acquisition rights for SMFG common stock with an exercise price of ¥1 per share are allocated to their directors, corporate auditors and executive officers.

41   DIVIDENDS PER SHARE
       The dividends recognized by the SMFG Group for the fiscal years ended March 31, 2010 and 2009 were as follows:

	For the fiscal year ended March 31,

	Dividend per share		Aggregate amount

	2010	2009	2010	2009

	(In yen)		(In millions)

Common stock	¥65	¥140	¥60,471	¥107,003
1st to 12th series Type 4 preferred stock	135,000	135,000	4,509	5,636
1st series Type 6 preferred stock	88,500	88,500	6,195	6,195
       In January 2009, SMFG made a stock split of common stock with a ratio of 100 shares for each share. The numbers described above were retroactively adjusted for all periods presented to reflect the change of capital structure.
       In June 2010, the following dividends were approved by a general shareholders’ meeting in respect of the fiscal year ended March 31, 2010. The consolidated financial statements for the fiscal year ended March 31, 2010 do not include this dividend payable.

	Dividend per	Aggregate
	share	amount

	(In yen)	(In millions)

Common stock	¥55	¥76,834
1st series Type 6 preferred stock	44,250	3,098
42   CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
       The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions in “Other provisions” in Note 20 “Provisions” with respect to litigation arising out of the normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.
Capital Commitments
       At March 31, 2010 and 2009, the SMFG Group had ¥2,963 million and ¥1,189 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥6,419 million and ¥1,776 million of contractual commitments to acquire property, plant and equipment at March 31, 2010 and 2009, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments
       Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change, the SMFG Group needs to secure claims, or other events occur.

Financial Guarantees and Other Credit Related Contingent Liabilities
       Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.
       The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit related contingent liabilities at March 31, 2010 and 2009.

	At March 31,

	2010	2009

	(In millions)

Loan commitments	¥38,824,755	¥36,638,141
Financial guarantees and other credit related contingent liabilities	3,625,323	3,485,849

Total	¥42,450,078	¥40,123,990

43   ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT BASIS
       After initial recognition, financial assets and liabilities are measured either at fair value or amortized cost, within the measurement categories as defined in IAS 39. The summary of significant accounting policies in Note 2 describes how these categories of financial assets and liabilities are measured, and how income and expenses are recognized either in profit or loss or in equity (other comprehensive income). The following table presents the carrying amounts of the financial assets and liabilities by category and by line item of the consolidated statement of financial position.

	At March 31, 2010

	Financial assets
	and liabilities at				Financial
	fair value				liabilities
	through profit or	Held-to-maturity	Loans and	Available-for-sale	measured at

	loss	investments	receivables	financial assets	amortized cost	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥6,239,398	¥—	¥—	¥6,239,398
Call loans and bills bought	—	—	1,127,035	—	—	1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	5,697,669	—	—	5,697,669
Trading assets	3,258,779	—	—	—	—	3,258,779
Derivative financial instruments	5,061,542	—	—	—	—	5,061,542
Financial assets at fair value through profit or loss	2,092,383	—	—	—	—	2,092,383
Investment securities	—	3,272,012	—	19,880,176	—	23,152,188
Loans and advances(1)	8,873	—	71,625,255	—	—	71,634,128
Other financial assets(2)	—	—	1,232,336	—	—	1,232,336

Total	¥10,421,577	¥3,272,012	¥85,921,693	¥19,880,176	¥—	¥119,495,458

Financial liabilities:
Deposits(1)	¥(5,888)	¥—	¥—	¥—	¥85,703,861	¥85,697,973
Call money and bills sold	—	—	—	—	2,119,558	2,119,558
Repurchase agreements and cash collateral on securities lent	—	—	—	—	5,437,449	5,437,449
Trading liabilities	1,592,625	—	—	—	—	1,592,625
Derivative financial instruments	4,756,695	—	—	—	—	4,756,695
Borrowings(1)	944	—	—	—	7,320,540	7,321,484
Debt securities in issue(1)	3,571	—	—	—	5,319,585	5,323,156
Other financial liabilities(2)	—	—	—	—	2,688,994	2,688,994

Total	¥6,347,947	¥—	¥—	¥—	¥108,589,987	¥114,937,934

	At March 31, 2009

	Financial assets
	and liabilities at				Financial
	fair value				liabilities
	through profit or	Held-to-maturity	Loans and	Available-for-sale	measured at
	loss	investments	receivables	financial assets	amortized cost	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥5,044,744	¥—	¥—	¥5,044,744
Call loans and bills bought	—	—	973,772	—	—	973,772
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	2,009,141	—	—	2,009,141
Trading assets	1,070,386	—	—	—	—	1,070,386
Derivative financial instruments	6,062,870	—	—	—	—	6,062,870
Financial assets at fair value through profit or loss	2,063,790	—	—	—	—	2,063,790
Investment securities	—	2,071,708	—	20,857,821	—	22,929,529
Loans and advances(1)	10,342	—	74,658,952	—	—	74,669,294
Other financial assets(2)	—	—	712,119	—	—	712,119

Total	¥9,207,388	¥2,071,708	¥83,398,728	¥20,857,821	¥—	¥115,535,645

Financial liabilities:
Deposits(1)	¥(11,318)	¥—	¥—	¥—	¥83,242,552	¥83,231,234
Call money and bills sold	—	—	—	—	2,750,337	2,750,337
Repurchase agreements and cash collateral on securities lent	—	—	—	—	8,372,369	8,372,369
Trading liabilities	14,280	—	—	—	—	14,280
Derivative financial instruments	5,743,542	—	—	—	—	5,743,542
Borrowings(1)	(85)	—	—	—	6,423,088	6,423,003
Debt securities in issue(1)	(4,568)	—	—	—	5,282,050	5,277,482
Other financial liabilities(2)	101,821	—	—	—	2,048,891	2,150,712

Total	¥5,843,672	¥—	¥—	¥—	¥108,119,287	¥113,962,959

	At April 1, 2008

	Financial assets
	and liabilities at				Financial
	fair value				liabilities
	through profit or	Held-to-maturity	Loans and	Available-for-sale	measured at
	loss	investments	receivables	financial assets	amortized cost	Total

	(In millions)
Financial assets:
Cash and deposits with banks	¥—	¥—	¥4,948,469	¥—	¥—	¥4,948,469
Call loans and bills bought	—	—	735,139	—	—	735,139
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	2,478,762	—	—	2,478,762
Trading assets	1,534,380	—	—	—	—	1,534,380
Derivative financial instruments	4,774,071	—	—	—	—	4,774,071
Financial assets at fair value through profit or loss	2,086,612	—	—	—	—	2,086,612
Investment securities	—	1,110,849	—	16,881,635	—	17,992,484
Loans and advances(1)	7,738	—	71,976,542	—	—	71,984,280
Other financial assets(2)	—	—	828,645	—	—	828,645

Total	¥8,402,801	¥1,110,849	¥80,967,557	¥16,881,635	¥—	¥107,362,842

Financial liabilities:
Deposits(1)	¥(4,361)	¥—	¥—	¥—	¥75,893,319	¥75,888,958
Call money and bills sold	—	—	—	—	2,761,530	2,761,530
Repurchase agreements and cash collateral on securities lent	—	—	—	—	7,583,374	7,583,374
Trading liabilities	62,825	—	—	—	—	62,825
Derivative financial instruments	4,486,819	—	—	—	—	4,486,819
Borrowings(1)	58	—	—	—	6,122,471	6,122,529
Debt securities in issue(1)	122	—	—	—	5,477,656	5,477,778
Other financial liabilities(2)	283,439	—	—	—	2,171,559	2,454,998

Total	¥4,828,902	¥—	¥—	¥—	¥100,009,909	¥104,838,811

(1)	Embedded derivatives which are separately accounted for but presented together with the host contract in the consolidated statement of financial position are disclosed in this table within the category of “Financial assets and liabilities at fair value through profit or loss”. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the line of the host contract.

(2)	Other financial assets and liabilities comprise of those included in other assets and liabilities, which meet the definition of a financial asset and liability.
44   FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
       Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair values stated below represent the best possible estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

       The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at March 31, 2010 and 2009, together with the associated fair value.

		At March 31,

		2010		2009

		Carrying		Carrying
	Notes	amount	Fair value	amount	Fair value

		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest bearing deposits	a	¥3,371,014	¥3,371,013	¥3,783,486	¥3,783,486
Interest bearing deposits with banks	a	2,868,384	2,867,479	1,261,258	1,261,157
Call loans and bills bought:
Call loans	a	1,084,297	1,084,485	942,470	942,485
Bills bought	a	42,738	42,709	31,302	31,338
Reverse repurchase agreements and cash collateral on securities borrowed	a	5,697,669	5,697,669	2,009,141	2,009,141
Trading assets	b	3,258,779	3,258,779	1,070,386	1,070,386
Derivative financial instruments	b	5,061,542	5,061,542	6,062,870	6,062,870
Financial assets at fair value through profit or loss	b	2,092,383	2,092,383	2,063,790	2,063,790
Investment securities:
Held-to-maturity investments	c	3,272,012	3,330,623	2,071,708	2,098,450
Available-for-sale financial assets	b	19,880,176	19,880,176	20,857,821	20,857,821
Loans and advances	a	71,634,128	72,955,984	74,669,294	76,323,219
Other financial assets	a	1,232,336	1,229,115	712,119	708,118
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits, and deposits at notice	d	¥48,199,074	¥48,199,348	¥46,855,679	¥46,856,706
Other deposits	d	37,498,899	37,524,758	36,375,555	36,366,083
Call money and bills sold:
Call money	d	2,119,558	2,119,557	2,750,337	2,750,345
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	5,437,449	5,437,449	8,372,369	8,372,369
Trading liabilities	b	1,592,625	1,592,625	14,280	14,280
Derivative financial instruments	b	4,756,695	4,756,695	5,743,542	5,743,542
Borrowings	d	7,321,484	7,432,514	6,423,003	6,524,186
Debt securities in issue	d	5,323,156	5,422,569	5,277,482	5,350,337
Other financial liabilities	d	2,688,994	2,686,474	2,150,712	2,147,024

Notes:

a.	(i) The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

(ii) Financial assets with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

(iii) Financial assets with a remaining maturity of more than 6 months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account factors such as counterparties’ credit ratings, pledged collateral, market interest rates, and an overhead ratio. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for but presented together with the host contract.

b.	The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.

c.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.

d.	(i) The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

(ii) Financial liabilities with a remaining maturity of 6 months or less: The carrying amounts represent a reasonable estimate of fair value.

(iii) Financial liabilities with a remaining maturity of more than 6 months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly-offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for but presented together with the host contract.
Valuation Control
       The SMFG Group undertakes a valuation process based on the valuation control framework, which governs internal control standards, methodologies, and procedures to ensure that the fair values are determined or validated independently of the front office.
       The SMFG Group uses valuation techniques commonly used by market participants to price the instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow method, option pricing models, and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as bid-ask spread, liquidity risk, and credit risk adjustments, are also taken into account to derive fair values.
       Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal banking subsidiaries, their risk management departments review significant valuation methodologies at least once a year and recalibrate model parameters and inputs to ensure the appropriate estimation of fair value. These departments are independent from the business units and have a specific group who reviews these techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine the fair values are in compliance with relevant accounting standards.
Fair Value Hierarchy
       Upon adoption of the amendment to IFRS 7 “Financial Instruments: Disclosures”, the financial assets and liabilities carried at fair value at March 31, 2010 were categorized under the three levels of the IFRS fair value hierarchy as follows:
•	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability , either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

       The following table presents the carrying amount of the financial instruments held at fair value across the three levels of the fair value hierarchy at March 31, 2010.

	At March 31, 2010

			Valuation
		Valuation	techniques -
	Quoted market	techniques -	significant
	price in an active	observable inputs	unobservable
	market (Level 1)	(Level 2)	inputs (Level 3)	Total

	(In millions)

Assets:
Trading assets	¥2,526,069	¥655,157	¥77,553	¥3,258,779
Derivative financial instruments	42,625	5,018,917	—	5,061,542
Financial assets at fair value through profit or loss	—	1,832,044	260,339	2,092,383
Available-for-sale financial assets	17,684,974	1,495,269	699,933	19,880,176
Others(1)	—	8,873	—	8,873

Liabilities:
Trading liabilities	¥1,572,812	¥19,813	¥—	¥1,592,625
Derivative financial instruments	38,475	4,710,833	7,387	4,756,695
Others(1)	—	(1,373)	—	(1,373)

(1)	Embedded derivatives which are separately accounted for but presented together with the host contract in the consolidated statement of financial position are disclosed in this table within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the classification of the host contract. The embedded derivative component in the Type 4 preferred stock was categorized in level 3 and included in Others at March 31, 2009. However, the derivative was terminated upon the exercise of the Type 4 preferred stock conversion right on January 28, 2010, and there was no outstanding balance at March 31, 2010.
       There were no significant transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2010.

       The following table presents a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the fiscal year ended March 31, 2010.

			Financial
		Derivative	assets at fair	Available-for-
		financial	value through	sale financial
	Trading assets	instruments	profit or loss	assets	Others	Total

	(In millions)
At April 1, 2009	¥84,002	¥(57,327)	¥287,538	¥633,552	¥(101,821)	¥845,944

Total gains (losses)	2,624	53,995	4,407	13,091	23,626	97,743
In profit (loss)	7,061	50,874	4,407	(12,833)	23,626	73,135
In other comprehensive income	(4,437)	3,121	—	25,924	—	24,608

Purchases	14,504	—	13,423	104,749	—	132,676
Sales	(23,577)	—	(6,366)	(18,480)	—	(48,423)
Settlements	—	(4,055)	(38,663)	(31,855)	78,195	3,622

Transfers out of Level 3	—	—	—	(1,124)	—	(1,124)

At March 31, 2010	¥77,553	¥(7,387)	¥260,339	¥699,933	¥—	¥1,030,438

Total gains (losses) for the period included in profit (loss) for assets and liabilities held at the end of the reporting period	¥7,061	¥50,874	¥6,695	¥(22,545)	¥—	¥42,085

       Gains or losses included in profit or loss for the period (above) are presented in net trading income, net income from financial assets at fair value through profit or loss, net investment income, and impairment charges.

		Net income
		from financial
		assets at fair
	Net trading	value through	Net investment	Impairment
	income	profit or loss	income (loss)	charges	Total

	(In millions)
Total gains (losses) included in profit (loss) for the period	¥81,561	¥4,407	¥10,802	¥(23,635)	¥73,135

Total gains (losses) for the period included in profit (loss) for assets and liabilities held at the end of the reporting period	57,935	6,695	(492)	(22,053)	42,085
Valuation Techniques
       Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.
Trading assets and trading liabilities
       Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are classified as level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are classified as level 2.

       Certain investment funds classified as held for trading are measured at fair value determined based on the unit price, calculated by fund administrators. The unit prices are determined based on net asset value, market approach or income approach, which may use significant unobservable inputs. In such a case, the funds are classified as level 3.
       Commercial paper is measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is classified as level 2.
Derivative financial instruments
       Listed derivatives (including interest rate, bonds, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded, because the settlement price in the exchange reflects the most current transaction price and is readily and regularly available from the exchange. Listed derivatives are classified as level 1.
       The Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as the yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies those transactions as level 2.
       The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value for this derivative is determined using an ordinary CDO pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.
       In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustment by applying the probability of default that reflects the counterparty’s or our own credit risk to the OTC derivative exposure, and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposure used is determined taking into consideration the effect of master netting agreements and collateral.
Financial assets at fair value through profit or loss
       The majority of debt instruments classified in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are classified as level 2.
       The equity instruments and certain debt instruments in this category are hybrid instruments which have both equity and debt features. The preferred stocks and bonds with equity risk, such as convertible bonds, are measured at fair value using various valuation models, such as the Monte Carlo Simulation and the binomial lattice model, if these instruments are indexed to the market prices in a stock exchange. Those valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market. Other types of preferred stocks in this category are evaluated using fair value techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these stocks based on the income approach or market approach using market multiples that are not usually observable in the market. As a result, these stocks and bonds are classified as level 3.

Available-for-sale financial assets
       (a) Debt instruments
       Debt instruments are measured at fair value using a quoted market price and classified as level 1, if they are traded in an active market. Debt instruments are classified as level 2, if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads.
       The Financial Stabilization Funds are measured at fair value using the DCF method based on actual prices for government bonds of similar maturities, which are observable in an active market. These funds are classified as level 2. See Note 9 “Investment Securities” for further information on the Financial Stabilization Funds.
       The fair value of some securitized products is calculated based on broker quotes. Since they are calculated using valuation techniques with inputs such as unobservable interest rates, foreign exchange, and prices of credit products, these securitized products are classified as level 3.
       (b) Equity instruments
       Listed stocks are measured at fair value based on the market price at a stock exchange and classified as level 1.
       Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.
       Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed and they are classified as level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as level 2. Other investment funds such as private equity and real estate investment funds are generally measured at fair value based on net asset value, which may include significant unobservable input. In such case, the funds are classified as level 3.
Other financial liabilities
       In accordance with the substance of the contractual arrangement, the Type 4 preferred stock issued by SMFG was treated as a financial liability with an embedded derivative and included in “Other liabilities” in the consolidated statement of financial position. The discretionary dividends were separately classified as equity.
       The derivative embedded in the preferred stock was considered as an equity derivative with conversion rights to common stocks, and its fair value was measured using an option pricing model similar to the hybrid instruments classified as “Financial assets at fair value through profit or loss.” The SMFG Group used the historical volatility of its stock price as a significant unobservable input to measure the fair value and the embedded derivative was regarded as level 3.
       All of the Type 4 preferred stocks had been converted to common stocks by January 28, 2010, and none of these preferred stocks were outstanding at March 31, 2010. See Note 24 ”Shareholders’ Equity” for additional information.

Sensitivity Analysis
       The fair value of certain financial instruments are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following table presents the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At March 31, 2010

	Total fair value measured using valuation	Effect recorded		Effect recorded
		in profit or loss		directly in equity

		Favorable	Unfavorable	Favorable	Unfavorable
	techniques	changes	changes	changes	changes

	(In millions)
Trading assets	¥77,553	¥1,305	¥(1,305)	¥—	¥—
Derivative financial instruments	(7,387)	4,298	(4,915)	—	—
Financial assets at fair value through profit or loss	260,339	32,824	(9,223)	—	—
Available-for-sale financial assets	699,933	—	—	16,818	(16,271)

	At March 31, 2009

	Total fair value measured using valuation	Effect recorded		Effect recorded
		in profit or loss		directly in equity

		Favorable	Unfavorable	Favorable	Unfavorable
	techniques	changes	changes	changes	changes

	(In millions)
Trading assets	¥84,002	¥1,403	¥(1,403)	¥—	¥—
Derivative financial instruments	(57,327)	9,200	(6,464)	—	—
Financial assets at fair value through profit or loss	287,538	32,089	(7,686)	—	—
Available-for-sale financial assets	633,552	—	—	13,778	(13,344)
Other financial liabilities	(101,821)	13,028	(29,171)	—	—
       The total change in fair value estimated using valuation techniques based on significant unobservable inputs recognized in the consolidated income statement was a profit of ¥73,135 million and a loss of ¥134,216 million for the fiscal years ended March 31, 2010 and 2009, respectively.
Trading assets
       The investment funds based on net asset value, market approach or income approach are managed by value at risk (“VaR”) based on historical gain or loss data. Hence, the impact of the valuation sensitivity is estimated using one-day VaR of the portfolio.
Derivative financial instruments
       With respect to the credit loss protection scheme offered to GS, the expected additional withdrawal ratio is considered to be a significant unobservable input for its fair value measurement because the anticipated losses will vary significantly depending on the expected draw-down ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for CP back up). The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. The table above presents the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to the pessimistic (unfavorable) scenario.

Financial assets at fair value through profit or loss/Available-for-sale financial assets
       With respect to preferred stocks convertible into listed stocks and bonds with equity risk, valuation techniques such as Monte Carlo Simulation or the binomial lattice model are used to measure the fair value of the conversion options. Historical volatilities of the related listed stocks are used as input for the valuation, because current implied volatility is generally not observable in the market. The impact resulting from using a reasonable range for the volatility is statistically estimated where it would be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated in the table above.
Other financial liabilities
       At March 31, 2009, there were outstanding derivative positions related to the Type 4 preferred stocks issued by the SMFG Group. Upon the subsequent conversion of the Type 4 preferred stocks to common stock in January 2010, the derivatives were extinguished. The fair values of these derivatives were measured until the extinguishment, based on unobservable inputs such as the historical volatility of the SMFG’s stock price. In regard to the sensitivity analysis of these derivatives at March 31, 2009, the SMFG Group statistically estimates the impact based on a reasonable range of the volatility.
45   FINANCIAL RISK MANAGEMENT
       The SMFG Group classifies risks into the following categories; credit risk, market risk, liquidity risk, and operational risk (including processing risk and system risk). This note presents information about the SMFG Group’s exposure to credit risk, market risk, and liquidity risk, and its policies and processes for measuring and managing these risks.
Risk Management System
       The SMFG Group has established a basic approach for risk management. This basic approach includes establishing Group-wide basic policies for risk management, providing all necessary implementation guidance to the SMFG Group companies, and monitoring the risk management procedures implemented by all Group companies to ensure their practices meet the relevant standards.
       The Group-wide basic policies for risk management are determined by the Management Committee, which consists of designated Board Members, and such policies are authorized by the Board of Directors. The policies include:
•	managing risk on a Group-wide basis;

•	managing risk using quantification methods;

•	ensuring consistency with business strategies;

•	setting up a system of checks and balances;

•	establishing contingency plans for emergencies and serious situations; and

•	verifying preparedness to handle reasonably conceivable risk situations.
       The policies also include fundamental principles for each risk category, which each SMFG Group company has to follow when establishing its own risk management system. The Corporate Risk Management Department, in cooperation with the Corporate Planning Department, performs risk management according to the above policies. In addition, the Internal Audit Department is responsible for the independent review of risk management within the SMFG Group.

       Risk management systems are in place at the individual SMFG Group companies and have been established in accordance with the Group-wide basic policies for risk management and implementation guidance provided by SMFG. Based on these policies and guidance, each SMFG Group company implements guidelines and establishes processes for risk management. On an ongoing basis, these processes and risks are monitored by SMFG.
       For example, at SMBC, specific departments have been appointed to oversee the handling of the four risk categories listed above, in addition to the risks associated with settlement. Each risk category is managed taking into account the particular characteristics of that category. In addition, the Risk Management Unit has been established—independent of the business units—and the risk management system has been strengthened by consolidating the functions for managing risks—credit, market, liquidity and operational—into the Risk Management Unit and enhancing SMBC’s across-the-board risk monitoring ability. One board member is assigned to oversee the Risk Management Unit comprising the Corporate Risk Management Department and Credit & Investment Planning Department. The Corporate Risk Management Department—the unit’s planning department—seeks to manage all categories of risk in cooperation with the Corporate Planning Department. Moreover, the Internal Audit Unit—independent of all business units—conducts periodic audits to ensure that the management system is functioning properly.
       The decision-making process for addressing the risks at the operating level is also strengthened by the Credit Risk Management Committee and the Market Risk Management Committee, which are subcommittees of the Management Committee of SMBC.
The diagram below represents the risk management system of the SMFG Group and SMBC.
Risk Capital-Based Management
       In order to maintain a balance between risk and return, the SMFG Group employs a risk capital-based management method. The SMFG Group measures “risk capital” based on VaR and other specific measures such as uniform basic measures of credit, market and operational risks, taking into account the special characteristics of each type of risk and the business activities of each SMFG Group company.

       The SMFG Group then allocates risk capital to each unit to keep the total exposure to various risks within the scope of the SMFG Group’s resources, i.e., capital. The allocation to each unit is determined by the Management Committee and authorized by the Board of Directors. In this framework, risk capital includes credit concentration risk and interest rate risk in the banking book, which are taken into account under the second pillar of Basel II. In addition, the SMFG Group conducts risk capital management activities on a consolidated basis, including each SMFG Group company.
Credit Risk
       Credit risk is the possibility of a loss arising from a credit event, such as the deterioration in the financial condition of a borrower that causes an asset (including off-balance sheet transactions) to decline in value or become worthless. Overseas credits also include an element of country risk, which is closely related to credit risk. This is the risk of loss caused by changes in political or economic conditions. Credit exposures arise principally in lending activities such as loans and advances, acquiring investment securities, derivative transactions, and off-balance sheet transactions such as loan commitments.
Credit risk management system
       Credit risk is the most significant risk to which the SMFG Group is exposed. The purpose of credit risk management is to keep the credit risk exposure to a permissible level relative to capital, to maintain the quality of assets, and to ensure returns commensurate with the risk.
       On the basis of Group-wide basic policies for risk management, the SMFG Group companies follow the fundamental principles established by the SMFG Group to assess and manage credit risk. Each SMFG Group company manages credit risk according to the nature of its business, and assesses and manages the credit risks of individual loans and credit portfolios quantitatively, using consistent standards.
       The following chart shows the credit risk management system of SMBC, the SMFG Group’s significant banking subsidiary.

       At SMBC, the Credit & Investment Planning Department within the Risk Management Unit is responsible for the comprehensive management of credit risk. This department drafts and administers credit policies, the internal rating system, credit authority guidelines, and credit application guidelines, and manages non-performing loans (“NPLs”), including impaired loans, and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC’s entire credit risk. Further, the Credit Portfolio Management Department within the Credit & Investment Planning Department has been strengthening its active portfolio management function whereby loan securitizations and other market transactions are used to stabilize the portfolio’s credit risk for more sophisticated portfolios.
       The Corporate Research Department within the Corporate Services Unit performs research on industries as well as investigates the business situations of borrower enterprises to detect early signs of problems or growth potential. The Credit Administration Department is responsible for handling NPLs of borrowers classified as potentially bankrupt or lower, and draws up plans for their workouts, including write-offs, and corporate rehabilitation. The department closely liaises with SMBC Servicer Co., Ltd., a SMFG Group company, which engages in related services to efficiently reduce the amount of NPLs by such means as the sale of loans.
       The credit departments within each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. The credit limits they use are based on the baseline amounts that the Credit & Investment Planning Department establishes for each grading category, with particular attention paid to evaluating and managing customers or loans perceived to have particularly high credit risk.
       The Internal Audit Unit, operating independently of the business units, audits asset quality, accuracy of grading and state of credit risk management, and reports the results directly to the board of directors and the Management Committee.
       SMBC has established the Credit Risk Committee to undertake control of credit risk, and to ensure loan operations.
Credit risk management methods
       To effectively manage the risk involved in individual loans as well as the credit portfolio as a whole, SMBC first acknowledges that every loan entails credit risk, assesses the credit risk posed by each borrower and loan using an internal rating system, and quantifies that risk for control purposes.
       (a) Credit risk evaluation
       The Credit & Investment Planning Department manages an internal rating system for each asset control category set according to portfolio characteristics. For example, credits to commercial and industrial (“C&I”) companies, individuals for business purposes (domestic only), sovereigns, public-sector entities, and financial institutions are assigned an “obligor grade,” which indicates the borrower’s creditworthiness, and/or “facility grade,” which indicates the collectibility of assets taking into account the transaction conditions such as guarantee/collateral, and tenor. The Business Units determine an obligor grade by first assigning a financial grade using a financial strength grading model and data obtained from the obligor’s financial statements, including net worth and cash flows. The financial grade is then adjusted taking into account the actual state of the obligor’s financial position and qualitative factors to derive the obligor grade. The qualitative factors mainly include the expected future cash flows taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, and the overall support from financial institutions. In the event that the borrower is domiciled overseas, internal ratings for credit are made after taking into consideration the country rank, which represents an assessment of the credit quality of each country based on its political and economic situation, as well as its current account balance and external debt. Obligor grades and facility grades are reviewed once a year and, as otherwise necessary, such as when there are changes in the credit situation. The SMFG Group’s subsidiaries carry out credit risk evaluations in line with SMBC.

       The table below shows the corporate obligor grading system of SMBC.

Obligor Grade		Definition	Borrower Category
Domestic (C&I), etc.	Overseas (C&I), etc.
J1	G1	Very high certainty of debt repayment	Normal Borrowers
J2	G2	High certainty of debt repayment
J3	G3	Satisfactory certainty of debt repayment
J4	G4	Debt repayment is likely but this could change in cases of significant changes in economic trends or business environment
J5	G5
No problem with debt repayment over the short term, but not satisfactory over the mid to long term and the situation could change in cases of significant changes in economic trends or business environment

J6	G6	Currently no problem with debt repayment, but there are unstable business and financial factors that could lead to debt repayment problems
J7	G7	Close monitoring is required due to problems in meeting loan terms and conditions, sluggish/unstable business, or financial problems	Borrowers Requiring Caution
J7R	G7R	Obligors with loans that are more than three months past due or with restructured loans within the “Borrowers Requiring Caution” category	Substandard Borrowers
J8	G8	Currently not bankrupt, but experiencing business difficulties, making insufficient progress in restructuring, and highly likely to go bankrupt	Potentially Bankrupt Borrowers
J9	G9	Though not yet legally or formally bankrupt, has serious business difficulties and rehabilitation is unlikely; thus, effectively bankrupt	Effectively Bankrupt Borrowers
J10	G10	Legally or formally bankrupt	Bankrupt Borrowers

       There are also grading systems for loans to individuals such as housing loans, loans to small businesses, and structured finance including project finance, where the repayment source is limited to the cash flows generated by a particular business or asset. For example, the obligor grade of housing loans is determined taking into account various relevant factors such as proportion of the repayment to revenue, proportion of down payment to the value, and past due information.
       The Credit & Investment Planning Department centrally manages the internal rating systems, and designs, operates, supervises, and validates the grading models. It validates the grading models (including statistical validation) of main assets following the procedure manual once a year to ensure their effectiveness and suitability.
       (b) Quantification of credit risk
       Credit risk quantification refers to the process of estimating the degree of credit risk of a portfolio or individual loan taking into account not just the obligor’s probability of default (“PD”), but also the concentration of risk in a specific customer or industry and the loss impact of fluctuations in the value of collateral, such as real estate and securities.
       Specifically, the PD by grade, loss given default (“LGD”), credit quality correlation among obligors, and other parameter values are estimated using the historical data of obligors and facilities stored in a database to calculate the credit risk. Then, based on these parameters, SMBC runs a simulation of simultaneous default using the Monte Carlo Simulation to calculate SMBC’s maximum loss exposure to the estimated amount of the maximum losses that may be incurred. Based on these quantitative results, SMBC allocates risk capital.

       Risk quantification is also executed for purposes such as to determine the portfolio’s risk concentration, or to simulate economic movements (stress tests), and the results are used for making optimal decisions across the whole range of business operations, including formulating business plans and providing a standard against which individual credit applications are assessed.
Credit assessment
       At SMBC, the credit assessment of corporate loans involves a variety of financial analyses, including cash flows, to predict an enterprise’s capability of loan repayment and its growth prospects. These quantitative measures, when combined with qualitative analyses of industrial trends, the enterprise’s research and development capabilities, the competitiveness of its products or services, and its management caliber, result in a comprehensive credit assessment. The loan application is analyzed in terms of the intended utilization of the funds and the repayment schedule. In the field of housing loans for individuals, SMBC employs a credit assessment model based on credit data amassed and analyzed by SMBC over many years.
Credit monitoring
       At SMBC, in addition to analyzing loans at the application stage, the Credit Monitoring System is utilized to reassess obligor grades, and review credit policies for each obligor so that problems can be detected at an early stage, and quick and effective action can be taken. The system includes periodic monitoring carried out each time the financial results of the obligor enterprise is obtained, as well as continuous monitoring performed each time credit conditions change.
Credit portfolio management
       (a) Risk-taking within the scope of capital
       To keep the credit risk exposure to a permissible level relative to capital, SMBC’s Corporate Risk Management Department sets credit risk limits for internal control purposes. Under these limits, separate guidelines are issued for each business unit, such as for real estate finance, fund investment, and investment in securitization products. The Corporate Risk Management Department conducts monitoring monthly to make sure that these guidelines are being followed.
       (b) Controlling concentration risk
       As the concentration of credit risk in an industry or corporate group has the potential to substantially impair capital, SMBC’s Credit & Investment Planning Department sets guidelines for maximum loan amounts to prevent the excessive concentration of loans in an industry and to control large exposures to individual companies or corporate groups. Further, to manage country risk, the Credit Management Department of the International Banking Unit has credit limit guidelines based on each country’s creditworthiness.
       (c) Toward active portfolio management
       SMBC’s Credit Portfolio Management Department makes use of credit derivatives, loan asset sales, and other instruments to proactively and flexibly manage its portfolio to stabilize credit risk.

Maximum exposure to credit risk before collateral held or other credit enhancements
       The following table shows the maximum exposure to credit risk before taking account any collateral held or other credit enhancements at March 31, 2010 and 2009, and April 1, 2008.

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Credit risk exposures relating to assets on the consolidated statement of financial position:
Deposits with banks	¥5,131,150	¥4,048,668	¥3,778,194
Call loans and bills bought	1,127,035	973,772	735,139
Reverse repurchase agreements and cash collateral on securities borrowed	5,697,669	2,009,141	2,478,762
Trading assets	3,117,725	958,274	1,251,743
Derivative financial instruments	5,061,542	6,062,870	4,774,071
Financial assets at fair value through profit or loss	1,978,149	1,956,968	1,968,430
Investment securities
Held-to-maturity investments	3,272,012	2,071,708	1,110,849
Available-for-sale financial assets	16,412,710	18,073,788	13,037,895
Loans and advances	71,634,128	74,669,294	71,984,280
Other financial assets	1,232,336	712,119	828,645
Credit risk exposures relating to off-balance sheet items(1):
Loan commitments	38,824,755	36,638,141	37,652,908
Financial guarantees and other credit related contingent liabilities	3,625,323	3,485,849	4,224,115

Total	¥157,114,534	¥151,660,592	¥143,825,031

(1)	The off-balance sheet items represent the nominal amounts of undrawn loan commitments, financial guarantees and other credit related contingent liabilities.
       Based on the table above, excluding loan commitments (refer to Note 42 “Contingency and Capital Commitments”), the majority of the total exposure to credit risk is derived from “Loans and advances” and “Available-for-sale financial assets”.
Collateral and other credit enhancements
       The SMFG Group considers the acquisition of collateral and guarantees as a secondary repayment source to further enhance loan recovery and minimize credit risk. Based on an analysis of the repayment ability from cash flows on the premise of understanding the borrower’s real business conditions and its potential, the SMFG Group requires collateral in the form of an asset or third-party obligation that serves to mitigate the inherent credit risk in the exposures, by either improving recoveries in the event of a default or transferring the borrower’s obligation to the guarantors. Collateral received is mainly segregated into (1) financial collateral such as cash, deposits and securities, (2) real estate collateral such as land and buildings, and (3) guarantees received from sovereigns, municipal corporations, credit guarantee corporations and other public entities, financial institutions, and other companies.

Concentration of risks of loans and advances with credit risk exposure
       An analysis of concentrations of credit risk from loans and advances by geographical sector and industry sector at March 31, 2010 and 2009, and April 1, 2008 is shown below. The concentration by geographical sector is measured based on the domicile of the borrower.
       (a) Geographical sector

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Domestic	¥62,333,675	¥64,011,943	¥61,899,616
Foreign:
Americas	4,119,139	5,019,513	4,220,130
Europe	2,486,017	2,990,388	2,897,496
Asia	3,187,341	3,228,987	3,078,534
Others	1,195,400	1,194,999	1,159,117

Total foreign	10,987,897	12,433,887	11,355,277

Gross loans and advances	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,634,128	¥74,669,294	¥71,984,280

       (b) Industry sector

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Domestic:
Manufacturing	¥8,428,854	¥8,836,291	¥7,555,462
Agriculture, forestry, fisheries and mining	162,879	163,647	259,803
Construction	1,492,690	1,716,567	1,815,201
Transportation, communications and public enterprises	3,519,279	3,606,748	3,244,752
Wholesale and retail	5,552,637	6,201,520	6,350,694
Finance and insurance	3,431,882	3,613,653	3,582,845
Real estate and goods rental and leasing	8,751,450	9,264,523	9,393,149
Services	4,644,737	4,947,995	5,141,719
Municipalities	1,346,611	1,274,196	1,086,548
Lease financing	2,320,651	2,562,727	2,658,423
Consumer(1)	17,544,284	16,377,870	15,733,316
Others	5,137,721	5,446,206	5,077,704

Total domestic	62,333,675	64,011,943	61,899,616

Foreign:
Public sector	147,115	82,598	115,942
Financial institutions	2,031,812	1,812,218	1,897,715
Commerce and industry	8,161,198	9,282,120	8,283,544
Lease financing	205,547	239,728	227,508
Others	442,225	1,017,223	830,568

Total foreign	10,987,897	12,433,887	11,355,277

Gross loans and advances	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,634,128	¥74,669,294	¥71,984,280

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,436,921 million, ¥13,577,902 million and ¥13,067,503 million at March 31, 2010 and 2009, and April 1, 2008, respectively.

       The following tables show a disaggregation of the structured finance loans and advances balances, where the repayment source is limited to the cash flows generated by a particular business or asset, and the balances of secured or unsecured consumer loans at March 31, 2010 and 2009, and April 1, 2008. These loans and advances are included in the preceding table.
       Structured finance

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Real estate finance	¥1,835,169	¥1,928,043	¥1,779,734
Project finance	1,203,010	1,020,972	869,468
Other structured finance	307,468	315,020	193,387

Total structured finance	¥3,345,647	¥3,264,035	¥2,842,589

Consumer

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Secured loans(1)	¥15,742,706	¥14,901,925	¥14,268,303
Unsecured loans	1,801,578	1,475,945	1,465,013

Total consumer	¥17,544,284	¥16,377,870	¥15,733,316

(1)	The secured loans and advances mainly represent housing loans. The housing loan balances amounted to ¥14,436,921 million, ¥13,577,902 million, and ¥13,067,503 million at March 31, 2010 and 2009, and April 1, 2008, respectively.
Loans and advances by credit quality category
       Loans and advances are summarized as follows:

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Neither past due nor impaired	¥70,745,696	¥73,919,286	¥71,381,177
Past due but not impaired	132,725	184,853	170,072
Impaired(1)	2,443,151	2,341,691	1,703,644

Gross loans and advances	73,321,572	76,445,830	73,254,893
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(153,889)	(176,906)	(176,387)
Less: Allowance for loan losses	(1,533,555)	(1,599,630)	(1,094,226)

Net loans and advances	¥71,634,128	¥74,669,294	¥71,984,280

(1)	Loans and advances to borrowers who are classified in the borrower categories of substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers described in the obligor grading system represent impaired loans and advances.

       (a) Loans and advances neither past due nor impaired
       The following table shows the credit quality of the portfolio of loans and advances that were neither past due nor impaired, by geography and by industry based on the corporate obligor grading system of SMBC at March 31, 2010 and 2009, and April 1, 2008. Since the internal rating system of SMBC’s consumer portfolio differs from the corporate obligor grading system, the balances of loans and advances to consumers are included in the grade category of “Other”. Additionally, as the SMFG Group’s subsidiaries are adopting various internal rating systems which differ from SMBC, the grade category of “Other” also includes some balances of loans and advances held by those subsidiaries.

	At March 31, 2010

	Normal				Requiring Caution

			Japanese
			government
			and local
			municipal
	J 1-3	J 4-6	corporations	Other	J 7	Other	Total

	(In millions)

Domestic:
Manufacturing	¥3,812,942	¥2,496,869	¥—	¥1,402,655	¥366,841	¥134,786	¥8,214,093
Agriculture, forestry, fisheries and mining	36,801	72,581	—	8,543	35,833	1,772	155,530
Construction	277,398	420,209	—	501,791	87,157	69,990	1,356,545
Transportation, communications and public enterprises	1,403,614	1,256,211	111,122	458,473	115,195	77,043	3,421,658
Wholesale and retail	1,315,120	2,482,092	—	1,057,664	298,366	134,549	5,287,791
Finance and insurance	752,917	316,629	98,291	1,878,601	302,115	64,184	3,412,737
Real estate and goods rental and leasing	2,285,826	3,463,276	69,792	1,490,943	535,500	203,849	8,049,186
Services	684,926	2,055,987	189,972	881,609	353,731	155,821	4,322,046
Municipalities	—	—	1,213,657	112,523	—	20,431	1,346,611
Lease financing	—	—	—	2,154,707	—	99,007	2,253,714
Consumer(1)	—	386	—	16,576,495	7,411	546,376	17,130,668
Others	7,494	2,477,853	1,250,829	929,685	364,742	12,210	5,042,813

Total domestic	10,577,038	15,042,093	2,933,663	27,453,689	2,466,891	1,520,018	59,993,392

	G 1-3	G 4-6	—	Other	G 7	Other	Total

Foreign:
Public sector	53,882	3,538	—	84,156	—	864	142,440
Financial institutions	1,079,729	83,970	—	740,654	43,273	48,688	1,996,314
Commerce and industry	4,622,925	1,647,417	—	1,235,524	358,159	118,145	7,982,170
Lease financing	—	—	—	184,537	—	20,977	205,514
Others	237,076	41,713	—	117,643	24,735	4,699	425,866

Total foreign	5,993,612	1,776,638	—	2,362,514	426,167	193,373	10,752,304

Total	¥16,570,650	¥16,818,731	¥2,933,663	¥29,816,203	¥2,893,058	¥1,713,391	¥70,745,696

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥14,152,348 million and ¥138,102 million for the borrower category of Normal and Requiring Caution, respectively.

	At March 31, 2009

	Normal				Requiring Caution

			Japanese
			government
			and local
			municipal
	J 1-3	J 4-6	corporations	Other	J 7	Other	Total

	(In millions)

Domestic:
Manufacturing	¥4,700,621	¥1,952,930	¥—	¥1,586,106	¥329,943	¥78,097	¥8,647,697
Agriculture, forestry, fisheries and mining	70,534	43,083	—	9,317	33,641	1,334	157,909
Construction	382,087	438,319	—	614,664	72,849	51,030	1,558,949
Transportation, communications and public enterprises	1,855,662	866,750	109,328	471,288	130,335	53,113	3,486,476
Wholesale and retail	2,158,793	2,200,475	—	1,187,122	291,675	103,749	5,941,814
Finance and insurance	1,042,594	146,983	98,691	1,900,948	331,089	54,814	3,575,119
Real estate and goods rental and leasing	2,990,136	2,737,713	124,916	1,976,708	604,702	171,153	8,605,328
Services	992,410	2,000,986	203,316	964,000	340,594	112,996	4,614,302
Municipalities	—	—	1,186,508	76,716	—	10,178	1,273,402
Lease financing	—	—	—	2,398,660	—	109,409	2,508,069
Consumer(1)	—	933	—	15,631,479	8,282	381,835	16,022,529
Others	143,496	2,173,095	1,202,569	1,493,793	296,984	60,258	5,370,195

Total domestic	14,336,333	12,561,267	2,925,328	28,310,801	2,440,094	1,187,966	61,761,789

	G 1-3	G 4-6	—	Other	G 7	Other	Total

Foreign:
Public sector	59,871	6,016	—	16,127	—	536	82,550
Financial institutions	1,282,081	56,885	—	394,102	434	17,566	1,751,068
Commerce and industry	6,290,745	1,217,937	—	1,063,406	439,660	65,113	9,076,861
Lease financing	—	—	—	216,719	—	19,858	236,577
Others	319,714	79,065	—	587,583	3,301	20,778	1,010,441

Total foreign	7,952,411	1,359,903	—	2,277,937	443,395	123,851	12,157,497

Total	¥22,288,744	¥13,921,170	¥2,925,328	¥30,588,738	¥2,883,489	¥1,311,817	¥73,919,286

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥13,331,008 million and ¥105,255 million for the borrower category of Normal and Requiring Caution, respectively.

	At April 1, 2008

	Normal				Requiring Caution

			Japanese
			government
			and local
			municipal
	J 1-3	J 4-6	corporations	Other	J 7	Other	Total

	(In millions)

Domestic:
Manufacturing	¥3,395,962	¥2,038,314	¥—	¥1,669,076	¥245,038	¥63,214	¥7,411,604
Agriculture, forestry, fisheries and mining	166,964	44,034	—	13,440	27,939	688	253,065
Construction	341,962	552,434	—	708,005	60,038	20,732	1,683,171
Transportation, communications and public enterprises	1,598,468	833,412	73,063	528,133	98,165	19,219	3,150,460
Wholesale and retail	1,935,691	2,654,800	—	1,235,407	205,295	47,701	6,078,894
Finance and insurance	975,287	264,487	61,425	1,852,971	394,422	7,916	3,556,508
Real estate and goods rental and leasing	2,928,720	3,277,628	180,693	2,286,638	363,586	91,070	9,128,335
Services	856,388	2,187,417	259,869	1,146,349	320,267	45,142	4,815,432
Municipalities	—	—	1,020,507	60,910	—	5,131	1,086,548
Lease financing	—	—	—	2,554,030	—	63,489	2,617,519
Consumer(1)	—	332	—	15,093,018	8,016	271,303	15,372,669
Others	129,183	2,019,752	832,816	1,580,450	374,213	57,287	4,993,701

Total domestic	12,328,625	13,872,610	2,428,373	28,728,427	2,096,979	692,892	60,147,906

	G 1-3	G 4-6	—	Other	G 7	Other	Total

Foreign:
Public sector	43,463	5,733	—	64,951	—	1,747	115,894
Financial institutions	1,178,114	77,370	—	594,846	3,819	10,455	1,864,604
Commerce and industry	5,666,673	987,134	—	1,420,883	94,139	39,391	8,208,220
Lease financing	—	—	—	210,878	—	9,937	220,815
Others	353,776	35,827	—	420,099	5,189	8,847	823,738

Total foreign	7,242,026	1,106,064	—	2,711,657	103,147	70,377	11,233,271

Total	¥19,570,651	¥14,978,674	¥2,428,373	¥31,440,084	¥2,200,126	¥763,269	¥71,381,177

(1)	The balance in the grade category of “Other” in Consumer includes housing loans, which amounted to ¥12,838,152 million and ¥95,043 million for the borrower category of Normal and Requiring Caution, respectively.

(b)	Loans and advances past due but not impaired
       The SMFG Group assesses the credit quality of loans and advances taking into account past due information on a borrower basis, and does not comprehensively collate the data related to the age analysis of loans and advances that were past due but not impaired on an individual basis. The aggregate balances of loans and advances of borrowers with one or more facilities, where any of the facilities is past due for less than three months but not impaired as at March 31, 2010 and 2009, and April 1, 2008 were ¥263,685 million, ¥312,595 million and ¥289,400 million, respectively. Those aggregate balances therefore include individual loans and advances which are not past due. Thus, in the table below, the SMFG Group provides the amount of loans and advances where the final payment at contractual maturity is past due, by geography and by industry, at March 31, 2010 and 2009, and April 1, 2008. For reference, since all the loans and advances that are past due over three months are treated as impaired, those loans and advances are not included in the table below.

       The SMFG Group does not disclose the fair value of collateral held as security or other credit enhancements on past due but not impaired loans and advances, as it is not practicable to do so.

	At March 31, 2010

	Past due up to 1	Past due 1 – 2	Past due 2 – 3
	month	months	months	Total

	(In millions)

Domestic:
Manufacturing	¥10,073	¥579	¥414	¥11,066
Agriculture, forestry, fisheries and mining	96	—	—	96
Construction	3,169	939	328	4,436
Transportation, communications and public enterprises	2,286	255	2,361	4,902
Wholesale and retail	10,776	2,573	3,992	17,341
Finance and insurance	436	—	—	436
Real estate and goods rental and leasing	5,137	1,362	2,250	8,749
Services	10,647	918	945	12,510
Municipalities	—	—	—	—
Lease financing	207	—	216	423
Consumer	37,642	20,778	8,888	67,308
Others	2,015	31	58	2,104

Total domestic	82,484	27,435	19,452	129,371

Foreign:
Public sector	—	—	34	34
Financial institutions	1	25	—	26
Commerce and industry	2,431	467	—	2,898
Others	396	—	—	396

Total foreign	2,828	492	34	3,354

Total	¥85,312	¥27,927	¥19,486	¥132,725

	At March 31, 2009

	Past due up to 1	Past due 1 – 2	Past due 2 – 3
	month	months	months	Total

	(In millions)

Domestic:
Manufacturing	¥14,439	¥1,822	¥568	¥16,829
Agriculture, forestry, fisheries and mining	646	8	6	660
Construction	3,541	2,242	1,659	7,442
Transportation, communications and public enterprises	6,088	521	138	6,747
Wholesale and retail	17,612	3,276	3,039	23,927
Finance and insurance	111	—	—	111
Real estate and goods rental and leasing	18,574	8,610	2,068	29,252
Services	20,154	1,686	1,428	23,268
Municipalities	794	—	—	794
Lease financing	257	183	7	447
Consumer	36,705	20,027	6,293	63,025
Others	1,345	22	28	1,395

Total domestic	120,266	38,397	15,234	173,897

Foreign:
Public sector	—	—	34	34
Financial institutions	12	15	—	27
Commerce and industry	10,467	296	98	10,861
Others	34	—	—	34

Total foreign	10,513	311	132	10,956

Total	¥130,779	¥38,708	¥15,366	¥184,853

	At April 1, 2008

	Past due up to 1	Past due 1 – 2	Past due 2 – 3
	month	months	months	Total

	(In millions)

Domestic:
Manufacturing	¥10,195	¥1,505	¥1,315	¥13,015
Agriculture, forestry, fisheries and mining	326	21	—	347
Construction	6,445	1,513	868	8,826
Transportation, communications and public enterprises	3,157	459	1,276	4,892
Wholesale and retail	16,376	1,535	1,926	19,837
Finance and insurance	6,566	2	6	6,574
Real estate and goods rental and leasing	22,351	3,456	2,950	28,757
Services	16,845	4,147	1,396	22,388
Municipalities	—	—	—	—
Lease financing	29	767	—	796
Consumer	31,973	16,504	5,602	54,079
Others	611	114	185	910

Total domestic	114,874	30,023	15,524	160,421

Foreign:
Public sector	—	—	34	34
Financial institutions	65	29	—	94
Commerce and industry	8,658	102	145	8,905
Others	618	—	—	618

Total foreign	9,341	131	179	9,651

Total	¥124,215	¥30,154	¥15,703	¥170,072

       (c) Impaired loans and advances
       The following table shows the impaired loans and advances, by geography and by industry at March 31, 2010 and 2009, and April 1, 2008.

	At March 31,		At April 1,
	2010	2009	2008
	(In millions)
Domestic:
Manufacturing	¥203,695	¥171,765	¥130,843
Agriculture, forestry, fisheries and mining	7,253	5,078	6,391
Construction	131,709	150,176	123,204
Transportation, communications and public enterprises	92,719	113,525	89,400
Wholesale and retail	247,505	235,779	251,963
Finance and insurance	18,709	38,423	19,763
Real estate and goods rental and leasing	693,515	629,943	236,057
Services	310,181	310,425	303,899
Municipalities	—	—	—
Lease financing	66,514	54,211	40,108
Consumer	346,308	292,316	306,568
Others	92,804	74,616	83,093

Total domestic	2,210,912	2,076,257	1,591,289

Foreign:
Public sector	4,641	14	14
Financial institutions	35,472	61,123	33,017
Commerce and industry	176,130	194,398	66,419
Lease financing	33	3,151	6,693
Others	15,963	6,748	6,212

Total foreign	232,239	265,434	112,355

Total impaired loans and advances before allowance for loan losses	2,443,151	2,341,691	1,703,644

Less: Allowance for loan losses	(1,282,610)	(1,204,091)	(936,510)

Net impaired loans and advances	¥1,160,541	¥1,137,600	¥767,134

       The following table shows the fair value of collateral held as security and other credit enhancements on the loans and advances that are individually determined to be impaired at March 31, 2010 and 2009, and April 1, 2008.

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Individually significant impaired loans and advances	¥1,146,486	¥1,154,208	¥360,395
Fair value of collateral held as security and other credit enhancements for the above	489,475	545,720	79,357

  Renegotiated loans and advances
       The following table shows renegotiated loans and advances at March 31, 2010 and 2009, and April 1, 2008 that would otherwise be past due or impaired. For reference, please note that the amounts of these loans and advances are included in the table of “(a) Loans and advances neither past due nor impaired” or “(b) Loans and advances past due but not impaired” above since they are not impaired.

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Renegotiated loans and advances	¥1,147,762	¥615,918	¥310,479

  Trading assets and investment securities
       The following table shows an analysis of trading assets, financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets based on the external rating system at March 31, 2010 and 2009, and April 1, 2008, excluding equity instruments. Collateral is generally not obtained directly from the issuers.

	At March 31, 2010

		Financial
		assets at fair	Held-to-	Available-for-
	Trading	value through	maturity	sale financial
	assets	profit or loss	investments	assets	Total

	(In millions)
AAA	¥2,492,140	¥1,832,044	¥3,091,799	¥15,274,931	¥22,690,914
AA- to AA+	258,810	—	162,336	475,632	896,778
A- to A+	301,401	86,053	15,213	279,224	681,891
Lower than A-	54,937	—	999	79,787	135,723
Unrated	10,437	60,052	1,665	303,136	375,290

Total	¥3,117,725	¥1,978,149	¥3,272,012	¥16,412,710	¥24,780,596

       Impaired available-for-sale financial assets with a carrying amount of ¥145 million at March 31, 2010 are included in the table above.

	At March 31, 2009

		Financial
		assets at fair	Held-to-	Available-for-
	Trading	value through	maturity	sale financial
	assets	profit or loss	investments	assets	Total

	(In millions)
AAA	¥349,998	¥1,776,252	¥1,948,331	¥16,926,881	¥21,001,462
AA- to AA+	170,870	—	103,386	573,754	848,010
A- to A+	406,022	82,961	19,991	158,949	667,923
Lower than A-	26,388	—	—	109,897	136,285
Unrated	4,996	97,755	—	304,307	407,058

Total	¥958,274	¥1,956,968	¥2,071,708	¥18,073,788	¥23,060,738

       Impaired available-for-sale financial assets with a carrying amount of ¥1,066 million at March 31, 2009 are included in the table above.

	At April 1, 2008

		Financial
		assets at fair	Held-to-	Available-for-
	Trading	value through	maturity	sale financial
	assets	profit or loss	investments	assets	Total

	(In millions)
AAA	¥273,089	¥1,771,353	¥995,052	¥11,628,067	¥14,667,561
AA- to AA+	361,851	—	103,305	598,705	1,063,861
A- to A+	584,613	87,183	12,484	215,476	899,756
Lower than A-	21,042	—	—	118,759	139,801
Unrated	11,148	109,894	8	476,888	597,938

Total	¥1,251,743	¥1,968,430	¥1,110,849	¥13,037,895	¥17,368,917

       Impaired available-for-sale financial assets with a carrying amount of ¥4,865 million at March 31, 2008 are included in the table above.

Credit risk from derivative financial instruments
       The SMFG Group maintains control limits on net open derivative positions (i.e., the difference between purchase and sale contracts), by both amount and term. At any one time, the amount subject to credit risk is limited to the fair value of derivative financial instruments that are favorable to the SMFG Group (i.e., assets where their fair value is positive).
       The SMFG Group’s credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Netting agreements, such as the International Swaps and Derivatives Association’s (the “ISDA”) master agreement, allow the netting of obligations arising under all of the derivative transactions that the agreement covers upon the counterparty’s default, regardless of maturity and currency, resulting in a single net claim against the counterparty. The SMFG Group’s credit risk is also mitigated by collateral arrangements through the credit support annex, resulting in the collateral delivered or received regularly based on the replacement costs of derivatives.
Market Risk and Liquidity Risk
       Market risk is the possibility that fluctuations in interest rates, foreign exchange rates, stock prices, or other market prices will change the market value of financial products, leading to a loss.
       Liquidity risk is the risk that there may be difficulties in raising funds needed for settlements, as a result of the mismatching of uses of funds and sources of funds or unexpected outflows of funds, which may make it necessary to raise funds at higher rates than normal.
       On the basis of the Group-wide basic policies for risk management, the SMFG Group has already constructed a quantitative management process to control market and liquidity risks on a Group-wide basis by setting allowable risk limits by company. The SMFG Group annually reviews and identifies which companies primarily carry the market and liquidity risks within the Group. The SMFG Group sets permissible levels and upper limits of risk for each identified company in consideration of those companies’ business plans. The SMFG Group ensures that each identified company establishes a risk management system that is appropriate to the risks it faces, and has built in transparent risk management processes, clearly separating front-office, middle-office and back-office operations, and establishing a control system of mutual checks and balances.
Framework for market and liquidity risk management
       The Board of Directors authorizes important matters relating to the management of market and liquidity risks, such as the basic policies and risk limits, which are decided by the Management Committee.
       Additionally, at SMBC, the Corporate Risk Management Department manages market and liquidity risks in an integrated manner. The Corporate Risk Management Department is the planning department of the Risk Management Unit, which is independent of the business units that directly handle market transactions, and not only monitors the current risk situations but also reports regularly to the Management Committee and the Board of Directors. Furthermore, SMBC’s Asset Liability Management (“ALM”) Committee meets on a monthly basis to examine reports on the state of observance of SMBC’s limits on market and liquidity risks and to review and discuss SMBC’s ALM operations.
       To prevent unforeseen processing errors as well as fraudulent transactions, it is important to establish a system of checks on the business units (front office). At SMBC, both the processing departments (back office) and the administrative departments (middle office) conduct the checks. In addition, the Internal Audit Unit of SMBC periodically performs internal audits to verify that the risk management framework is functioning properly.

       The following chart shows the market and liquidity risk management system of SMBC.
Market and liquidity risk management methods
       Market risk management process
       The SMFG Group manages market risk from trading activities and non-trading activities, including strategic equity investment and other transactions within the risk capital limit which is determined taking into account SMFG’s shareholders’ equity and other principal indicators of the financial position. The SMFG Group also establishes an upper limit on VaR and losses within the risk capital limits.
       The SMFG Group’s market risk can be divided into various factors: foreign exchange rates, interest rates, equity prices and option risks. The SMFG Group manages each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).
       VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, VaR indicates, for a holding period of one day and a confidence interval of 99.0%, the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1.0%.
       BPV is the amount of change in assessed value as a result of a one basis point (0.01%) movement in interest rates.

       (a) Value at risk
       The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method the SMFG Group employs for both trading and non-trading activities is based mainly on the following:
•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period, and

•	an observation period of 4 years.
       The relationship between the VaR calculated with the model and the actual profit and loss data is back-tested daily. There were no significant excess losses in the back-testing results including the trading accounts. The back-testing results are reviewed by management, which also monitors the ongoing suitability of the VaR model.
       VaR summary
       The following tables show the SMFG Group’s VaR for a one-day holding period with a one-sided confidence interval of 99.0% computed daily using the historical simulation method (based on four years of historical observations). These figures are measured and managed based on Japanese GAAP.
       The VaR model for the trading book includes principal consolidated subsidiaries. Figures for the trading book exclude specific risks. The SMFG Group’s material market risk exposure categories consist of interest rate risk, foreign exchange risk, equities and commodities risk and others. In the following table, the “trading” column shows VaR for instruments entered into for trading purposes and the “banking” and the “strategic equity investment” columns in aggregate show VaR for instruments entered into for purposes other than trading purposes.
       VaR for the fiscal year ended March 31, 2010

	SMBC Consolidated			SMFG Consolidated
			Strategic			Strategic
			equity			equity
	Trading	Banking	investment	Trading	Banking	investment
	(In billions)
Maximum	¥2.8	¥42.4	¥175.2	¥2.8	¥44.0	¥178.6
Minimum	1.2	30.9	100.4	1.2	31.8	102.3
Daily average	1.6	36.2	130.0	1.6	37.7	132.6
       VaR for the fiscal year ended March 31, 2009

	SMBC Consolidated			SMFG Consolidated
			Strategic			Strategic
			equity			equity
	Trading	Banking	investment	Trading	Banking	investment
	(In billions)
Maximum	¥2.8	¥41.8	¥170.4	¥2.8	¥43.9	¥174.0
Minimum	1.4	24.0	89.3	1.4	26.9	91.0
Daily average	2.0	31.5	131.9	2.0	34.2	134.9

       VaR by risk category at March 31, 2010

	SMBC Consolidated			SMFG Consolidated
			Strategic			Strategic
			equity			equity
	Trading	Banking	investment	Trading	Banking	investment
	(In billions)
Interest rate risk	¥0.8	¥28.4	¥—	¥0.8	¥29.3	¥—
Foreign exchange risk	0.8	0.0	—	0.8	0.0	—
Equities and commodities risk(1)	0.2	7.4	121.0	0.2	7.4	123.4
Others(2)	0.2	1.2	—	0.2	1.2	—

Total VaR	¥1.5	¥32.8	¥121.0	¥1.5	¥33.8	¥123.4

       VaR by risk category at March 31, 2009

	SMBC Consolidated			SMFG Consolidated
			Strategic			Strategic
			equity			equity
	Trading	Banking	investment	Trading	Banking	investment
	(In billions)
Interest rate risk	¥0.8	¥35.9	¥—	¥0.8	¥38.1	¥—
Foreign exchange risk	1.2	0.0	—	1.2	0.0	—
Equities and commodities risk(1)	0.1	5.8	143.1	0.1	5.8	146.2
Others(2)	0.3	0.0	—	0.3	0.0	—

Total VaR	¥2.0	¥39.2	¥143.1	¥2.0	¥41.4	¥146.2

(1)	Commodities risk is insignificant.

(2)	This amount includes the VaR at certain subsidiaries.
       (b) Stress tests
       The market occasionally undergoes extreme fluctuations that exceed projections. Therefore, to manage market risk, it is important to run simulations of situations that may occur only once in many years, or so-called stress tests. To prepare for unexpected market swings, SMBC performs stress tests on a monthly basis based on various scenarios including historical simulations which reflect past market fluctuations.
       The limitations of the VaR methodology include the following:
•	The use of historical data as a proxy for estimating future events may underestimate the probability of extreme market movements. Past market movement is not necessarily a good indicator of future events.

•	The use of a holding period assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible.

•	The use of a confidence level neither takes account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

•	VaR does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could underestimate potential losses.

       (c) Additional information for the certain risks
          (i) Interest rate risk
       To supplement the above limitations of VaR methodologies, the SMFG Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma, and vega risk. The SMFG Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one basis point (0.01%) movement in interest rates. The principal Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. The table “Basel II (Pillar2) - Outlier Ratio” presented below is one of the sensitivity analyses for interest rate risk concerning the banking book using the BPV approach. In addition, as previously addressed, the SMFG Group enhances the risk management method of VaR and BPV by using them in combination with back-testing and stress tests.
       Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with the bank for a prolonged period is regarded to be at the longest five years (2.5 years on average) and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
            Basel II (Pillar 2) – Outlier Ratio
       A decline in economic value of SMBC on a consolidated basis as a result of a certain interest rate shock is measured as shown in the table below based on the Outlier Framework of Basel II. At March 31, 2010, the outlier ratio was less than 6.1% at SMBC (Consolidated), substantially below the 20% criterion. (In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital, or the outlier ratio, as a result of interest rate shocks, SMBC falls into the category of “outlier bank”, as stipulated under the Second Pillar of Basel II.)
            Decline in economic value based on outlier framework:

	At March 31,
	2010	2009

	(In billions, except for
	percentages)

Total	¥532.7	¥588.4
Impact of Japanese yen interest rates	396.7	272.4
Impact of U.S. dollar interest rates	90.3	202.4
Impact of Euro interest rates	33.2	60.4
Percentage of Tier I + Tier II	6.1%	8.6%

Note: “Decline in economic value” is the decline of the present value of the banking portfolio after interest rate shocks ( 1st and 99th percentile of observed interest rate changes using a 1-year holding period and 5 years of observables).
          (ii) Foreign exchange risk
       The principal Group companies set risk limits for each currency to manage the concentration of the foreign currency position. The foreign exchange risk is immaterial as shown above in “VaR by risk category”.
          (iii) Strategic equity investments risk
       Strategic equity investment is a portfolio that consists principally of publicly traded Japanese equities. This portfolio, like that of other financial institutions, has historically included shares of the SMFG Group’s customers.

       The SMFG Group establishes limits on allowable risk for strategic equity investments, and monitors the observance of those limits to keep stock price fluctuation risk within acceptable parameters. SMBC has been reducing its strategic equity investments, and the balance is within a permitted level which is less than 100% of the SMFG Group’s Tier 1 Capital.
       Liquidity risk management process
       To manage liquidity risk, the SMFG Group identifies group companies which have significant liquidity risk. Each identified group company establishes a fundamental risk management framework, which includes, but is not limited to, establishing risk limits, such as funding gap limits, and contingency plans for liquidity management.
       At SMBC, liquidity risk is regarded as one of the major risks. SMBC’s liquidity risk management is based on a framework consisting of setting funding gap limits, maintaining highly liquid supplementary funding sources and establishing contingency plans.
       In order not to be overly dependent on short-term market-based funding to cover cash out flows, SMBC sets funding gap limits. The funding gap limits are set SMBC-wide and for each location, taking into account the cash flow plans, external environment, funding status, characteristics of local currency and other factors. Additionally, a risk limit is set by currency as needed to achieve more rigorous management.
       To minimize the impact of a crisis on its funding, SMBC manages highly liquid supplementary funding sources, whereby it maintains high quality liquid assets, such as government bonds and has emergency borrowing facilities.
       For emergency situations, there are contingency plans in place for addressing the funding liquidity risk that include an action plan with measures for reducing the funding gap limits.
            Maturity analysis of financial liabilities at March 31, 2010 and 2009
       The maturity table below for financial liabilities has been prepared on a contractual maturity basis at March 31, 2010 and 2009.

	At March 31, 2010

					Later than
			Later than	Later than	three years
			three months	one year and	and not later
	On	Not later than	and not later	not later than	than five	Later than
	demand	three months	than one year	three years	years	five years	Total

	(In millions)

Non-derivative financial instruments:
Deposits	¥47,416,348	¥19,265,567	¥14,274,881	¥3,443,641	¥684,950	¥618,474	¥85,703,861
Call money and bills sold	—	1,965,254	154,304	—	—	—	2,119,558
Repurchase agreements and cash collateral on securities lent	—	5,339,230	98,219	—	—	—	5,437,449
Trading liabilities	1,592,625	—	—	—	—	—	1,592,625
Borrowings	36,917	939,777	3,424,215	819,750	564,468	1,475,235	7,260,362
Debt securities in issue	—	1,884,881	381,056	644,471	536,564	1,880,185	5,327,157
Lease payable	—	5,566	14,522	25,709	10,173	7,213	63,183
Other financial liabilities	580,864	2,007,746	6,134	30,777	12,421	51,052	2,688,994
Off balance sheet items:
Loan commitments	38,824,755	—	—	—	—	—	38,824,755
Financial guarantee contracts	3,625,323	—	—	—	—	—	3,625,323

Total non-derivative financial instruments	¥92,076,832	¥31,408,021	¥18,353,331	¥4,964,348	¥1,808,576	¥4,032,159	¥152,643,267

Derivative financial instruments	¥4,756,695	¥—	¥—	¥—	¥—	¥—	¥4,756,695

	At March 31, 2009

					Later than
			Later than	Later than	three years
			three months	one year and	and not later
	On	Not later than	and not later	not later than	than five	Later than
	demand	three months	than one year	three years	years	five years	Total

	(In millions)

Non-derivative financial instruments:
Deposits	¥49,093,401	¥17,497,883	¥12,208,073	¥3,275,004	¥538,223	¥629,970	¥83,242,554
Call money and bills sold	251,223	2,402,115	96,999	—	—	—	2,750,337
Repurchase agreements and cash collateral on securities lent	—	7,906,064	466,305	—	—	—	8,372,369
Trading liabilities	14,280	—	—	—	—	—	14,280
Borrowings	40,299	2,733,910	644,491	900,509	536,073	1,544,213	6,399,495
Debt securities in issue	—	1,549,506	641,673	586,600	613,985	1,897,355	5,289,119
Lease payable	—	1,790	5,230	7,936	3,394	6,974	25,324
Other financial liabilities(1)	334,270	1,586,431	6,621	38,316	13,939	50,770	2,030,347
Off balance sheet items:
Loan commitments	36,638,141	—	—	—	—	—	36,638,141
Financial guarantee contracts	3,485,849	—	—	—	—	—	3,485,849

Total non-derivative financial instruments	¥89,857,463	¥33,677,699	¥14,069,392	¥4,808,365	¥1,705,614	¥4,129,282	¥148,247,815

Derivative financial instruments	¥5,743,542	¥—	¥—	¥—	¥—	¥—	¥5,743,542

(1)	Other financial liabilities do not include preferred stock classified as a liability.

Note: The amount of interest on debt instruments is not included in the maturity table above due to its insignificance.
            Balance of loans and advances, and deposits at March 31, 2010 and 2009
       The following table presents the balance of loans and advances, and deposits at March 31, 2010 and 2009. The balance of deposits at March 31, 2010 and 2009 exceeded the balance of loans and advances at the same time due to the stable deposit base in Japan. The SMFG Group’s loan-to-deposit ratio (total loans and advances divided by total deposits) remained strong which contributed to the reduction of the SMFG Group’s liquidity risk.

	At March 31,

	2010	2009

	(In millions)

Loans and advances	¥71,634,128	¥74,669,294
Deposits	85,697,973	83,231,234

            Portfolios of available-for-sale financial assets at March 31, 2010 and 2009
       The SMFG Group invests in high quality liquid assets, such as Japanese government bonds, U.S. treasury and other U.S. government agencies bonds, which are classified as available-for-sale financial assets. The following table presents portfolios of available-for-sale financial assets at March 31, 2010 and 2009.

	At March 31,

	2010	2009

	(In millions)

Domestic:
Japanese government bonds	¥11,925,487	¥11,278,166
Japanese municipal bonds	268,291	242,316
Japanese corporate bonds	438,664	614,074
Other debt instruments	217,639	208,671
Equity instruments	3,168,320	2,637,781

Total domestic	16,018,401	14,981,008

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,049,546	2,971,004
Other governments and official institutions bonds	1,283,591	2,339,322
Mortgage-backed securities	4,637	245,740
Other debt instruments	224,855	174,495
Equity instruments	299,146	146,252

Total foreign	3,861,775	5,876,813

Total	¥19,880,176	¥20,857,821

Capital Management
       The SMFG Group manages its capital taking into consideration regulatory compliance and business development.
       The SMFG Group’s capital management objectives are to maintain sufficient capital resources to meet the capital adequacy requirements and to maintain a strong capital base to support the development of its business.
External Regulatory Capital Requirement
       With regard to capital management, the SMFG Group, SMFG and its principal banking subsidiaries in Japan rigidly abide by the capital adequacy guidelines set by the Financial Services Agency of Japan (“FSA”). Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the Basel Committee for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines are different from those of central banks or supervisions of other countries because the FSA has designed them to suit the Japanese banking environment. The capital adequacy guidelines mandate that Japanese banks and bank holding companies and banks that have international operations maintain a minimum capital ratio of 8%. The SMFG Group’s banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
       The SMFG Group’s capital is classified into three tiers, referred to as core capital (Tier I), supplementary capital (Tier II) and junior supplementary capital (Tier III) as follows:
       Tier I: Core capital generally consists of stockholders’ equity including retained earnings less any recorded goodwill.
       Tier II: Supplementary capital generally consists of (1) the general reserve for possible loan losses (subject to a limit of 1.25% of total risk-weighted assets and off-balance sheet exposures), (2) 45% of (a) the unrealized gains on investments in “investment securities” (i.e., investment securities that are not those held for trading purposes, held-

to-maturity bonds or shares in subsidiaries or certain associates) and (b) the unrealized appreciation on land, (3) the balance of subordinated perpetual debt and (4) the balance of subordinated term debt with an original maturity of over five years and limited life preferred equity (up to a maximum of 50% of core capital).
       Tier III: Junior supplementary capital consists of the balance of subordinated term debt with an original maturity of at least two years. Junior supplementary capital may be counted, subject to certain conditions, according to the amount of market risk or the amount of core capital.
       Supplementary capital may be counted up to the amount equivalent to core capital (less junior supplementary capital in case market risk is counted in the capital ratio calculation).
       The capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation Internal Ratings-Based (“IRB”) approach and the advanced IRB approach as to credit-risk, and the basic indicator approach, the standardized approach (“TSA”) and the Advanced Measurement Approach (“AMA”) as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and TSA or AMA as to operational risk, a Japanese bank must have established advanced risk management systems and must receive advance approval from the FSA.
       The SMFG Group had initially adopted the foundation IRB approach for measuring exposure to credit risk effective from March 31, 2007, but it has adopted the advanced IRB approach from March 31, 2009. The SMFG Group had initially adopted the basic indicator approach(“BIA”) for measuring exposure to operational risk, but the SMFG Group adopted the AMA from March 31, 2008.
       Adopting these approved approaches, the SMFG Group sets a target minimum standard risk-weighted capital ratio of 8.0% (at least half of which must consist of core capital (Tier I), or a risk-weighted core capital ratio of 4.0%) on the SMFG Group’s consolidated basis and both SMBC consolidated and non-consolidated basis, and has complied with all externally imposed capital requirements throughout the period.
       Failure of a Japanese bank, bank holding company or other financial institution to maintain the required risk-weighted capital ratios, may result in administrative actions or sanctions imposed by the FSA.

Regulatory Capital
       The table below presents the SMFG Group’s total qualifying capital, risk-weighted assets and risk-weighted capital ratios at March 31, 2010 and 2009. Credit risk exposures from balance sheet and off-balance sheet assets under Japanese GAAP are measured based on parameters, such as PD and LGD. Risk-based capital in the consolidated financial statements prepared under Japanese GAAP is classified into core capital (Tier I capital), supplementary capital (Tier II capital), and junior supplementary capital (Tier III capital).

	At March 31,

	2010	2009

	(In millions, except percentages)

Tier I capital:
Capital stock	¥2,337,895	¥1,420,877
Capital surplus	978,897	57,245
Retained earnings	1,451,945	1,245,085
Treasury stock	(124,061)	(124,024)
Minority interests	2,042,251	2,147,100
Cash dividends to be paid	(80,665)	(21,059)
Unrealized losses on other securities	—	(14,649)
Foreign currency translation adjustments	(101,650)	(129,068)
Stock acquisition rights	81	66
Goodwill and others	(398,709)	(186,792)
Gains on securitization transactions	(37,453)	(42,102)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(36,249)	(17,590)
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,032,280	4,335,085
Tier II capital:
Unrealized gains on other securities after 55% discount	254,032	—
Land revaluation excess after 55% discount	37,033	37,211
General reserve for possible loan losses	69,371	80,374
Excess amount of provisions	—	—
Subordinated debt	2,203,415	2,303,382

Total Tier II capital	2,563,853	2,420,968
Deductions	(467,906)	(708,241)

Total qualifying capital	¥8,128,228	¥6,047,812

Risk-weighted assets:
On-balance sheet items	42,684,693	41,703,547
Off-balance sheet items	7,833,411	7,693,647
Market risk items	448,397	265,723
Operational risk	3,117,968	3,063,589

Total risk-weighted assets	¥54,084,471	¥52,726,507

Tier I risk-weighted capital ratio	11.15%	8.22%
Total risk-weighted capital ratio	15.02%	11.47%

(1)	The amount of net deferred tax assets was ¥702,065 million as of March 31, 2010 and ¥830,370 million as of March 31, 2009. Also, the upper limit of the inclusion of deferred tax assets into basic items was ¥1,206,456 million as of March 31, 2010 and ¥867,017 million as of March 31, 2009.

(2)	Amounts less than 1 million yen have been omitted in the table of Regulatory Capital. As a result, the totals in Japanese yen shown in the above table do not necessarily agree to the sum of the individual amounts.

       The SMFG Group has concentrated on strengthening the quality and quantity of the SMFG Group’s capital base, mainly through the accumulation of retained earnings and through the issuance of common stock. In July 2009 and February 2010, the SMFG Group issued an aggregate amount of ¥1,834 billion of common stocks increasing its capital stock and capital surplus respectively. In addition, the SMFG Group issued into the domestic market yen denominated preferred securities via a consolidated subsidiary in September and October 2009, to assist with the refinancing of certain preferred securities issued approximately ten years ago.
       The SMFG Group’s consolidated capital ratio at March 31, 2010 was 15.02%, 3.55 percentage points higher than at March 31, 2009. Total capital, which is the numerator in the capital ratio calculation equation, amounted to ¥8,128 billion at March 31, 2010, which was ¥2,080 billion higher than at March 31, 2009. This was due primarily to the capital raisings which took place during the fiscal year.
       Risk-weighted assets, the denominator in the equation, amounted to ¥54,084 billion, which was ¥1,358 billion higher than at the end of the previous fiscal year, due mainly to the SMFG Group’s acquisition of some subsidiaries, such as Nikko Cordial Securities.
46   RELATED-PARTY TRANSACTIONS
Transactions with Related Parties
       The SMFG Group considers that its related parties include subsidiaries, associates, joint ventures, key management personnel, and close family members of key management personnel. Any transactions between the SMFG Group and its subsidiaries meet the definition of related-party transactions. However, because these transactions are eliminated on consolidation, they are not disclosed as related-party transactions. Transactions between the SMFG Group and its associates and joint ventures qualify as related-party transactions, and all of these transactions are conducted on substantially the same terms as third-party transactions.
       The transaction amounts included in the accounts, in aggregate, by category of related -party were as follows:
Transactions with associates and joint ventures

	At March 31,

	2010	2009

	(In millions)

Assets:
Loans and advances	¥763,254	¥974,861
Others	2,603	22,046

Liabilities:
Deposits	¥245,407	¥249,590
Call money and bills sold	—	648,400
Repurchase agreements and cash collateral on securities lent	—	192,877
Others	2,738	48,008

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Income statement:
Income (interest income, and fee and commission income)	¥59,810	¥63,754
Expense (interest expense and other expenses)	45,778	51,020

       Financial guarantees issued by the SMFG Group for its associates at March 31, 2010 and 2009 were ¥8,920 million and ¥9,747 million, respectively.
       Financial guarantees received from associates or joint ventures at March 31, 2010 and 2009 were ¥51,517 million and ¥33,557 million, respectively. These financial guarantees mainly relate to guarantees received from associates for consumer loans made by the SMFG Group in accordance with the alliance agreements with such associates.
Transactions with key management personnel and their close family members
       Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the SMFG Group, directly or indirectly. The SMFG Group considers the members of the Board of Directors of SMFG and SMBC to constitute key management personnel for the purpose of this disclosure required under IAS 24.

	At March 31,

	2010	2009

	(In millions)

Assets:
Loans and advances	¥1	¥6

Liabilities:
Deposits	¥549	¥284
Others	71	34
Compensation of Key Management Personnel
       The following table presents the compensation expenses of key management personnel.

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Short-term employee benefits	¥607	¥568
Retirement benefits	312	236
Share-based compensation	22	64
       There were no other long-term benefits and termination benefits for the fiscal years ended March 31, 2010 and 2009.
47   PRINCIPAL SUBSIDIARIES
Principal Subsidiaries
       The SMFG Group’s principal subsidiaries at March 31, 2010 are shown in the list below. The SMFG Group consolidates all entities over which the SMFG Group controls or has the power to govern the financial and operating policies so as to obtain benefits from their activities.

Principal domestic subsidiaries

		Percentage of
		SMFG’s
Company Name	Issued Capital	Voting Rights	Main Business
	(In millions)%
Sumitomo Mitsui Banking Corporation	¥1,770,996	100.00	Commercial banking
Sumitomo Mitsui Card Company, Limited	34,000	65.99	Credit card services
Sumitomo Mitsui Finance and Leasing Company, Limited	15,000	60.00	Leasing
The Japan Research Institute, Limited	10,000	100.00	System development, data processing, management consulting, and economic research
SMBC Friend Securities Co., Ltd.	27,270	100.00	Securities
Nikko Cordial Securities Inc.	10,000	100.00	Securities
ORIX Credit Corporation	22,170	50.99	Consumer finance
SAKURA CARD CO., Ltd.	7,438	95.74	Credit card services
SMM Auto Finance, Inc.(1)	7,700	41.00	Automobile sales finance
The Japan Net Bank, Limited	37,250	59.70 (2)	Internet banking
SMBC Guarantee Co., Ltd.	187,720	100.00	Credit guarantee
SMBC Finance Service Co., Ltd.	71,705	100.00	Loans, factoring and collecting agent
Financial Link Company, Limited	160	100.00	Data processing service and consulting
SMBC Consulting Co., Ltd.	1,100	100.00	Management consulting and information services
SAKURA KCS Corporation	2,054	50.21	System engineering and data processing
THE MINATO BANK, LTD.(1)	27,484	46.44 (3)	Commercial banking
Kansai Urban Banking Corporation	47,039	56.46	Commercial banking
Japan Pension Navigator Co., Ltd.	1,600	69.71	Operational management of defined contribution pension plans
     Principal overseas subsidiaries

			Percentage of
			SMFG’s
Company Name	Country	Issued Capital	Voting Rights	Main Business
			%
Sumitomo Mitsui Banking Corporation Europe Limited	U.K.	US$1,600 million	100.00	Commercial banking
Sumitomo Mitsui Banking Corporation (China) Limited	China	CNY7,000 million	100.00	Commercial banking
Manufacturers Bank	U.S.A.	US$80.786 million	100.00	Commercial banking
Sumitomo Mitsui Banking Corporation of Canada	Canada	C$169 million	100.00	Commercial banking
Banco Sumitomo Mitsui Brasileiro S.A.	Brazil	R$409.356 million	100.00	Commercial banking
ZAO Sumitomo Mitsui Rus Bank	Russia	RUB1,600 million	100.00	Commercial banking
PT Bank Sumitomo Mitsui Indonesia	Indonesia	Rp1,502.4 billion	99.00	Commercial banking
SMBC Leasing and Finance, Inc.	U.S.A.	US$1,620	100.00	Leasing
SMBC Capital Markets, Inc.	U.S.A.	US$100	100.00	Derivatives and investments
SMBC Securities, Inc.	U.S.A.	US$100	100.00	Securities
SMBC Capital Markets Limited	U.K.	US$797 million	100.00	Derivatives

(1)	SMM Auto Finance, Inc. and THE MINATO BANK, LTD. are subsidiaries, although the SMFG Group holds less than 50% of the voting rights. The SMFG Group is able to govern the financial and operating policies of these companies by virtue of a law or an agreement.

(2)	The SMFG Group’s equity interest in The Japan Net Bank, Limited is 40.00%, which is different from its percentage of voting rights, because The Japan Net Bank, Limited issued non-voting shares.

(3)	Although the SMFG Group has a 6.05% direct holding in THE MINATO BANK, LTD., it is able to control a further 40.39% of the voting rights held by SMBC’s retirement benefit trust under contractual agreements between SMBC and the retirement benefit trust.

       There are some entities which were accounted for as available-for-sale financial assets in the consolidated financial statements of the SMFG Group despite the fact that the SMFG Group holds more than 50% of their share capital. The SMFG Group has entered into agreements with other investors to give those investors the power to govern the entities’ financial and operating policies. Accordingly, the SMFG Group deems not to control these entities.
       Subsidiaries may have restrictions on the ability to transfer funds to SMFG in the form of cash dividends or to repay loans or advances. Reasons for the restrictions include:
•	Government or Central Bank restrictions relating to local exchange control laws;

•	Government or Central Bank capital adequacy requirements; and

•	Companies Act restrictions relating to dividends.
48   ACQUISITIONS
Fiscal Year Ended March 31, 2009
       There were no individually material acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2009. The aggregate amount of total assets and liabilities acquired through the business combinations, which were not individually significant, were ¥207,060 million and ¥190,453 million, respectively. Goodwill of ¥1,466 million was recognized while the amount of the excess of the SMFG Group’s interest in net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over cost was ¥2,076 million. The SMFG Group acquired between 41.00% and 100.00% of interests in the acquirees through the transactions. The total consideration including costs directly attributed to the acquisitions was ¥8,836 million.
Fiscal Year Ended March 31, 2010
       The SMFG Group finalized several acquisitions that were accounted for as business combinations during the fiscal year ended March 31, 2010. Of these transactions, the acquisitions of Nikko Cordial Securities Inc. (“Nikko Cordial Securities”) and THE BIWAKO BANK, LIMITED (“Biwako Bank”) were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Nikko Cordial Securities Inc.
       On October 1, 2009, the SMFG Group acquired 100.00% of the voting rights of Nikko Cordial Securities, which comprises the retail securities business of the former Nikko Cordial Securities, the domestic debt and equity underwriting businesses of the former Nikko Citigroup and certain other related businesses.
       The fair values of Nikko Cordial Securities’ assets and liabilities at the date of acquisition and the consideration paid were as follows:

	Carrying
	amounts before	Adjustments to
	the acquisition	fair value	Fair value

	(In millions)

Assets:
Trading assets	¥644,252	¥—	¥644,252
Intangible assets	38,759	116,040	154,799
All other assets	1,390,097	1,623	1,391,720

Total assets	¥2,073,108	¥117,663	¥2,190,771

Liabilities:
Borrowing	¥333,091	¥—	¥333,091
All other liabilities	1,450,678	2,631	1,453,309

Total liabilities	¥1,783,769	¥2,631	¥1,786,400

Net assets			¥404,371
Non-controlling interests			711

Net assets acquired			403,660
Goodwill			164,440

Consideration			¥568,100

Consideration:
Cash			¥565,155
Costs directly attributable to the acquisition			2,945

Total			¥568,100

       The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition.
       Nikko Cordial Securities’ net profit since the acquisition date was ¥9,152 million.

THE BIWAKO BANK, LIMITED
       On March 1, 2010, Kansai Urban Banking Corporation (“KUBC”), which is a subsidiary of the SMFG Group, merged with Biwako Bank. Biwako Bank operated a retail banking business in the Kansai area. As a result of this merger, the SMFG Group holds 56.46% of the voting rights or a 56.10% interest in KUBC, which is the merged company.
       The fair values of Biwako Bank’s assets and liabilities at the date of acquisition and the consideration were as follows:

	Carrying
	amounts before	Adjustments to
	the acquisition	fair value	Fair value

	(In millions)

Assets:
Loans and advances	¥805,980	¥5,022	¥811,002
Intangible assets	1,128	3,848	4,976
All other assets	296,473	(6,438)	290,035

Total assets	¥1,103,581	¥2,432	¥1,106,013

Liabilities:
Deposits	¥1,030,994	¥2,263	¥1,033,257
All other liabilities	73,500	1,858	75,358

Total liabilities	¥1,104,494	¥4,121	¥1,108,615

Net assets			¥(2,602)
Non-controlling interests			208

Net assets acquired			(2,810)
Goodwill			10,787

Consideration			¥7,977

Consideration:
Fair value of consideration transferred			¥5,610
Equity interest held before the acquisition			2,030
Costs directly attributable to the acquisition			337

Total			¥7,977

       The fair value of consideration transferred represents the fair value of the reduction of the SMFG Group’s interest in KUBC. The SMFG Group’s interest in KUBC reduced from 63.88% to 56.10% as a result of a stock issuance from KUBC to the shareholders of Biwako Bank at the business combination. This reduction in interest was measured based on the listed stock price of KUBC at the time of the acquisition.
       The goodwill is attributable to the synergies expected to arise after the acquisition and the profitability by becoming a regional bank with a broader operational base in the Kansai area.
       It is impracticable to disclose the profit or loss of the acquired Biwako Bank since the acquisition date. The acquired business has been integrated into the corresponding existing KUBC’s business lines and there is no reliable basis for allocating post-acquisition results between KUBC and Biwako Bank.

Other business combinations
       The aggregate amount of total assets and liabilities acquired through other business combinations, which were not individually significant, were ¥449,343 million and ¥403,001 million, respectively. Goodwill of ¥3,918 million was recognized. The SMFG Group acquired between 50.99% and 95.00% of interests in the acquirees. The total consideration including equity interest held before the acquisitions and costs directly attributed to the acquisitions was ¥28,086 million.
Cash outflow arising on acquisition

For the fiscal
year ended
March 31,

2010

(In millions)

Net cash outflow arising on acquisition:
Cash consideration	¥595,728
Cash and cash equivalents acquired	(371,790)

Net cash outflow on acquisition	¥223,938

Pro forma financial information
       It is estimated that the SMFG Group would have reported a total operating income of ¥2,880,766 million and a net profit of ¥660,437 million for the fiscal year ended March 31, 2010 if all acquisitions had occurred on April 1, 2009.
After the Fiscal Year Ended March 31, 2010
Cedyna Financial Corporation
       On May 31, 2010, the SMFG Group subscribed all the new stocks issued by Cedyna Financial Corporation (“Cedyna”) by way of a third-party allotment. Cedyna provides credit card business, shopping credit business, and certain other businesses. Before the subscription, the SMFG Group held a 48.04% voting rights or a 48.02% interest in Cedyna and accounted for it as an associate. As a result of this transaction, the SMFG Group’s voting rights and interest in Cedyna increased to 68.87% and 68.85%, respectively, and the SMFG Group obtained control of Cedyna.
       The consideration for the business combination consisted of a cash payment amounting to ¥50,000 million. The fair value of the SMFG Group’s equity interest in Cedyna held before the business combination was ¥35,902 million.
       It is impracticable to provide further information due to the proximity of the acquisition date to the date of approval of the consolidated financial statements.

49   CURRENT AND NON-CURRENT DISTINCTION
       The following tables present an analysis of financial assets and liabilities, excluding cash and deposits with banks, trading assets and liabilities, and derivative financial instruments, by amounts recovered or settled not more than twelve months or more than twelve months at March 31, 2010 and 2009.

	At March 31, 2010

	Amounts recovered or settled

	Not more than	More than
	twelve months	twelve months	Total

	(In millions)

Assets:
Call loans and bills bought	¥1,127,035	¥—	¥1,127,035
Reverse repurchase agreements and cash collateral on securities borrowed	5,697,669	—	5,697,669
Financial assets at fair value through profit or loss	—	2,092,383	2,092,383
Investment securities:
Held-to-maturity investments	68,849	3,203,163	3,272,012
Available-for-sale financial assets	8,870,885	11,009,291	19,880,176
Loans and advances	25,313,363	46,320,765	71,634,128
Other financial assets	1,111,501	120,835	1,232,336

Liabilities:
Deposits	¥80,956,842	¥4,741,131	¥85,697,973
Call money and bills sold	2,119,558	—	2,119,558
Repurchase agreements and cash collateral on securities lent	5,437,449	—	5,437,449
Borrowings	4,420,114	2,901,370	7,321,484
Debt securities in issue	2,265,879	3,057,277	5,323,156
Other financial liabilities	2,594,744	94,250	2,688,994

	At March 31, 2009

	Amounts recovered or settled

	Not more than	More than
	twelve months	twelve months	Total

	(In millions)

Assets:
Call loans and bills bought	¥973,772	¥—	¥973,772
Reverse repurchase agreements and cash collateral on securities borrowed	2,009,141	—	2,009,141
Financial assets at fair value through profit or loss	—	2,063,790	2,063,790
Investment securities:
Held-to-maturity investments	167,414	1,904,294	2,071,708
Available-for-sale financial assets	3,865,277	16,992,544	20,857,821
Loans and advances	28,535,152	46,134,142	74,669,294
Other financial assets	613,750	98,369	712,119

Liabilities:
Deposits	¥78,799,349	¥4,431,885	¥83,231,234
Call money and bills sold	2,750,337	—	2,750,337
Repurchase agreements and cash collateral on securities lent	8,372,369	—	8,372,369
Borrowings	3,425,499	2,997,504	6,423,003
Debt securities in issue	2,190,964	3,086,518	5,277,482
Other financial liabilities	1,927,322	223,390	2,150,712
50   CONDENSED FINANCIAL INFORMATION OF REGISTRANT (SMFG)
Condensed Statement of Financial Position

	At March 31,		At April 1,

	2010	2009	2008

	(In millions)

Assets:
Deposits with SMBC	¥86,284	¥1,281	¥53,736
Investments in SMBC	5,377,728	3,165,708	3,165,708
Investments in other subsidiaries and associates	637,898	802,949	783,127
Other assets	694	452	608
Current tax assets	24,066	21,972	14,267
Deferred tax assets	—	5,596	2,055

Total assets	¥6,126,670	¥3,997,958	¥4,019,501

Liabilities and equity:
Short-term borrowings from SMBC	¥948,030	¥1,078,030	¥1,049,030
Debt securities due to a subsidiary	392,900	—	—
Preferred stock classified as a liability	—	120,365	308,877
Other liabilities	6,270	1,736	3,437

Total liabilities	1,347,200	1,200,131	1,361,344

Shareholders’ equity	4,779,470	2,797,827	2,658,157

Total liabilities and shareholders’ equity	¥6,126,670	¥3,997,958	¥4,019,501

Condensed Income Statement

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Income:
Dividends from SMBC	¥113,315	¥93,941
Dividends from other subsidiaries and associates	5,504	23,110
Fees and commission income from subsidiaries	14,561	17,722
Derivative income(1)	23,626	49,395
Income from disposal of an associate	7,670	—
Other income	3,343	265

Total income	168,019	184,433

Expense:
Interest expense to SMBC	9,116	11,911
Interest expense due to a subsidiary	8,288	—
Other interest expense	1,429	1,648
Impairment loss of investment in associates	—	42,865
Operating and other expense	11,671	19,964

Total expense	30,504	76,388

Profit before tax	137,515	108,045
Income tax expense (benefit)	10,703	(847)

Net profit for the fiscal year	¥126,812	¥108,892

(1)	Derivative income represents income from the derivative embedded in Type 4 preferred stock. The detail of the instruments is described in Note 24 “Shareholders’ Equity”.

Condensed Statement of Cash Flows

	For the fiscal year ended
	March 31,

	2010	2009

	(In millions)

Operating Activities:
Profit before tax	¥137,515	¥108,045
Adjustments for:
Derivative income	(23,626)	(49,395)
Impairment loss of investments in associates	—	42,865
Income from disposal of an associate	(7,670)	—
Income taxes paid-net	(2,618)	(11,264)
Other operating activities–net	5,037	1,088

Net cash and cash equivalents provided by operating activities	108,638	91,339

Investing Activities:
Investment to SMBC	(2,212,020)	—
Investments to and establishment of subsidiaries and associates	(4,900)	(51,264)
Proceeds from disposal of investment in an associate	180,595	—
Other investing activities–net	—	(8)

Net cash and cash equivalents used in investing activities	(2,036,325)	(51,272)

Financing Activities:
Proceeds from issuance of debt securities	392,900	—
Net increase (decrease) of short-term borrowings	(130,000)	29,000
Proceeds from issuance of common stock	1,824,896	—
Dividends paid	(71,930)	(120,166)
Purchases of treasury stock and proceeds from sale of treasury stock–net	(146)	(616)
Other financing activities–net	(3,030)	(740)

Net cash and cash equivalents provided by (used in) financing activities	2,012,690	(92,522)

Net increase (decrease) of cash and cash equivalents	85,003	(52,455)
Cash and cash equivalents at the beginning of fiscal year	1,281	53,736

Cash and cash equivalents at the end of fiscal year	¥86,284	¥1,281

Investments in subsidiaries and associates
       Investments in subsidiaries and associates are stated at cost. At the date of transition to IFRS on April 1, 2008, SMFG used the carrying amount under Japanese GAAP at March 31, 2008 as the deemed cost for investments amounting to ¥3,951 billion before impairment. SMFG recognized dividend income from subsidiaries and associates when its right to receive payment was established.
       Investments in other subsidiaries and associates include equity investments in SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited., Daiwa Securities SMBC Co. Ltd. and others at April 1, 2008 and March 31, 2009, and SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited. and others at March 31, 2010. The percentage of voting rights in these companies was as described in Note 11 “Investments in Associates and Joint Ventures” and Note 47 “Principal Subsidiaries”.
Long-term obligations
       SMFG issued perpetual subordinated bonds of ¥393 billion to its subsidiary, SMFG Preferred Capital JPY 3 Limited, at March 31, 2010. The interest rates of these bonds are fixed until January 2015 or January 2020, which range from 3.9% to 4.5% per annum, and will be floating thereafter. The funds to finance these bonds were raised by SMFG Preferred Capital JPY 3 Limited issuing the preferred securities.

Guarantees
       SMFG provided guarantee of ¥61 billion at March 31, 2010 and 2009, and ¥80 billion at April 1, 2008 to the Deposit Protection Fund of the Association of German Banks with regard to the deposits of the SMBC Dusseldorf branch.
51  RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP
       Until the fiscal year ended March 31, 2009, the SMFG Group prepared its consolidated financial statements solely in accordance with Japanese GAAP. From the fiscal year ended March 31, 2010, the SMFG Group has begun to additionally prepare its consolidated financial statements in accordance with IFRS.
       The accounting policies set out in Note 2 “Summary of Significant Accounting Policies” have been applied in preparing the consolidated financial statements for the fiscal year ended March 31, 2010, the comparative information presented in these financial statements for the fiscal year ended March 31, 2009 and in the preparation of an opening IFRS statement of financial position at April 1, 2008, the SMFG Group’s date of transition to IFRS.
Transition to IFRS
       The SMFG Group followed the provisions of IFRS 1 in preparing its opening IFRS statement of financial position at the date of transition, April 1, 2008. Certain accounting policies used for the opening IFRS statement of financial position differed from those used in the Japanese GAAP balance sheet at March 31, 2008. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) at April 1, 2008.
       The SMFG Group was required to apply IFRS retrospectively. There were some mandatory exceptions required and some voluntary exemptions permitted by IFRS 1. The SMFG Group’s first-time adoption decisions regarding these exemptions are detailed below. Other options available under IFRS 1, which are not discussed here, were not material to the SMFG Group’s consolidated financial statements.
       (a) Business combinations
       The SMFG Group elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to April 1, 2008. Goodwill at March 31, 2008 recognized under Japanese GAAP relating to the acquisitions that occurred prior to April 1, 2008 was carried forward to April 1, 2008. Goodwill carried forward was tested for impairment at April 1, 2008 regardless of whether there was any indication that goodwill might be impaired.
       (b) Employee benefits
       At transition, the SMFG Group elected to recognize all cumulative actuarial gains and losses on defined benefit plans in equity.
       (c) Cumulative translation differences
       The SMFG Group elected to reset the cumulative foreign currency translation adjustments arising from the translation of foreign operations to zero on transition to IFRS at April 1, 2008. However, there is no impact on total equity.
       (d) Fair value measurement of financial assets or financial liabilities at initial recognition
       The SMFG Group elected to apply the provisions of IAS 39, which require deferral of day one profit and loss on financial instruments carried at fair value where the amount is derived from unobservable parameters or prices, for transactions entered into after January 1, 2004.

       (e) Derecognition of financial assets and financial liabilities
       The SMFG Group applied the derecognition provisions of IAS 39, for transfers of financial assets and financial liabilities except for transactions that occurred before January 1, 2004.
       (f) Estimates
       The SMFG Group’s estimates at the date of transition are consistent with those under Japanese GAAP.
Reconciliations to IFRS from Previous GAAP
       The following reconciliation tables and related notes explain the principal effects of the transition from Japanese GAAP to IFRS for financial position, financial performance, and cash flows. The Japanese GAAP columns represent the amounts after aggregation of Japanese GAAP balance sheet amounts and income statement amounts to the appropriate IFRS statement of financial position amounts and income statement amounts, which have no effect on total assets, total liabilities, total equity, or net profit or loss. The reclassification columns represent the reclassifications made in order to comply with IFRS, which have no effect on total equity or net profit or loss.

Reconciliation of the consolidated statement of financial position at April 1, 2008 (date of transition to IFRS)

				Effect of transition
	Notes	Japanese GAAP	Reclassification	to IFRS	IFRS

			(In millions)

Assets:
Cash and deposits with banks	A	¥5,017,326	¥(62,086)	¥(6,771)	¥4,948,469
Call loans and bills bought		595,802	124,377	14,960	735,139
Reverse repurchase agreements and cash collateral on securities borrowed	A	2,297,246	—	181,516	2,478,762
Trading assets	A,C	4,123,612	(3,008,799)	419,567	1,534,380
Derivative financial instruments	B,L	—	4,501,689	272,382	4,774,071
Financial assets at fair value through profit or loss	C	—	—	2,086,612	2,086,612
Investment securities	A,C	23,524,832	(494,129)	(5,038,219)	17,992,484
Loans and advances	A,D,G	63,296,809	2,250,710	6,436,761	71,984,280
Investments in associates and joint ventures	A,E,	—	494,129	(36,735)	457,394
Property, plant and equipment	A,F,G	2,245,509	(1,425,097)	41,280	861,692
Intangible assets		332,526	—	(3,322)	329,204
Other assets	A,H,L	4,951,587	(2,409,205)	(1,458,164)	1,084,218
Current tax assets		—	28,411	70	28,481
Deferred tax assets	I	985,529	—	255,815	1,241,344
Customers’ liabilities for acceptances and guarantees	D	4,585,141	—	(4,585,141)	—

Total assets		¥111,955,919	¥—	¥(1,419,389)	¥110,536,530

Liabilities:
Deposits	B	¥75,768,773	¥192,394	¥(72,209)	¥75,888,958
Call money and bills sold		2,638,142	123,388	—	2,761,530
Repurchase agreements and cash collateral on securities lent	A	7,564,510	—	18,864	7,583,374
Trading liabilities	A	2,671,317	(2,651,271)	42,779	62,825
Derivative financial instruments	B,L	—	4,055,887	430,932	4,486,819
Borrowings	A,G	4,279,034	214,863	1,628,632	6,122,529
Debt securities in issue	A	4,738,408	—	739,370	5,477,778
Provisions		88,675	(45,576)	(15,390)	27,709
Other liabilities	A,H,J,L	4,298,348	(1,946,457)	490,925	2,842,816
Current tax liabilities		—	56,772	28,731	85,503
Deferred tax liabilities		99,494	—	(66,700)	32,794
Acceptances and guarantees	D	4,585,141	—	(4,585,141)	—

Total liabilities		106,731,842	—	(1,359,207)	105,372,635

Equity:
Capital stock	J	1,420,877	—	(75,150)	1,345,727
Capital surplus	J	57,827	—	(57,802)	25
Retained earnings		1,740,610	—	(261,874)	1,478,736
Other reserves	B,C,K	483,002	—	357,446	840,448
Treasury stock		(123,989)	—	—	(123,989)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		3,578,327	—	(37,380)	3,540,947
Non-controlling interests	A	1,645,750	—	(22,802)	1,622,948

Total equity		5,224,077	—	(60,182)	5,163,895

Total equity and liabilities		¥111,955,919	¥—	¥(1,419,389)	¥110,536,530

Reconciliation of the consolidated statement of financial position at March 31, 2009

				Effect of transition
	Notes	Japanese GAAP	Reclassification	to IFRS	IFRS

			(In millions)

Assets:
Cash and deposits with banks	A	¥5,241,694	¥(186,354)	¥(10,596)	¥5,044,744
Call loans and bills bought		633,655	338,433	1,684	973,772
Reverse repurchase agreements and cash collateral on securities borrowed	A	1,830,716	—	178,425	2,009,141
Trading assets	A,C	4,924,962	(4,066,827)	212,251	1,070,386
Derivative financial instruments	B,L	—	5,472,920	589,950	6,062,870
Financial assets at fair value through profit or loss	C	—	—	2,063,790	2,063,790
Investment securities	A,C	28,707,149	(469,966)	(5,307,654)	22,929,529
Loans and advances	A,D,G	67,934,948	1,539,670	5,194,676	74,669,294
Investments in associates and joint ventures	A,E,	—	469,966	(62,131)	407,835
Property, plant and equipment	A,F,G	1,008,801	—	(104,845)	903,956
Intangible assets		361,884	—	(4,033)	357,851
Other assets	A,H,L	4,257,252	(3,148,187)	(30,914)	1,078,151
Current tax assets		—	50,345	4	50,349
Deferred tax assets	I	857,659	—	855,549	1,713,208
Customers’ liabilities for acceptances and guarantees	D	3,878,504	—	(3,878,504)	—

Total assets		¥119,637,224	¥—	¥(302,348)	¥119,334,876

Liabilities:
Deposits	B	¥83,030,783	¥212,096	¥(11,645)	¥83,231,234
Call money and bills sold		2,499,113	251,224	—	2,750,337
Repurchase agreements and cash collateral on securities lent	A	8,368,276	—	4,093	8,372,369
Trading liabilities	A	3,597,659	(3,590,186)	6,807	14,280
Derivative financial instruments	B,L	—	4,907,489	836,053	5,743,542
Borrowings	A,G	4,644,700	120,815	1,657,488	6,423,003
Debt securities in issue	A	4,702,827	—	574,655	5,277,482
Provisions		83,984	(36,303)	(18,017)	29,664
Other liabilities	A,H,J,L	4,145,109	(1,910,241)	260,274	2,495,142
Current tax liabilities		—	45,106	9,745	54,851
Deferred tax liabilities		74,505	—	(47,548)	26,957
Acceptances and guarantees	D	3,878,504	—	(3,878,504)	—

Total liabilities		115,025,460	—	(606,599)	114,418,861

Equity:
Capital stock	J	1,420,877	—	(50,100)	1,370,777
Capital surplus	J	57,246	—	57,348	114,594
Retained earnings		1,245,086	—	(40,134)	1,204,952
Other reserves	B,C,K	(129,395)	—	357,711	228,316
Treasury stock		(124,025)	—	1	(124,024)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		2,469,789	—	324,826	2,794,615
Non-controlling interests	A	2,141,975	—	(20,575)	2,121,400

Total equity		4,611,764	—	304,251	4,916,015

Total equity and liabilities		¥119,637,224	¥—	¥(302,348)	¥119,334,876

Reconciliation of total equity at April 1, 2008 and March 31, 2009

		At April 1,	At March 31,

	Notes	2008	2009

		(In millions)

Total equity as previously reported under Japanese GAAP		¥5,224,077	¥4,611,764
Scope of consolidation	A	(118,677)	(125,462)
Embedded derivatives	B (i)	(48,682)	(48,531)
Hedge accounting	B (ii)	(8,904)	77
Fair value measurement of derivative financial instruments	B (iii)	(55,559)	(157,215)
Fair value measurement of investment securities	C (i)	355,188	114,504
Impairment of loans and advances	D (i)	204,283	111,598
Loan origination fees and costs	D (ii)	(132,534)	(143,604)
Loan commitments and financial guarantees	D (iii)	9	(1,173)
Investments in associates and joint ventures	E	(58,730)	(80,648)
Property, plant and equipment	F	(14,721)	(10,495)
Lease accounting	G	45,267	38,609
Defined benefit plans	H	(194,775)	(158,449)
Deferred tax assets	I	351,162	793,308
Classification of equity and liability	J	(308,877)	(120,365)
Others		(45,985)	(17,695)
Tax effect of the above		(28,647)	109,792

Total equity under IFRS		¥5,163,895	¥4,916,015

Reconciliation of the consolidated income statement for the fiscal year ended March 31, 2009

				Effect of transition
	Notes	Japanese GAAP	Reclassification	to IFRS	IFRS

			(In millions)

Interest income	A,B,D,G	¥2,087,348	¥(52,889)	¥129,589	¥2,164,048
Interest expense	A,B,G	748,894	(83,759)	11,158	676,293

Net interest income		1,338,454	30,870	118,431	1,487,755

Fee and commission income	A,D	674,876	—	(104,273)	570,603
Fee and commission expense		115,574	—	666	116,240

Net fee and commission income		559,302	—	(104,939)	454,363

Net trading income	A,B,C,J	211,739	(87,182)	9,741	134,298
Net income (loss) from financial assets at fair value through profit or loss	C	—	—	(17,951)	(17,951)
Net investment income	A,C	—	118,997	40,514	159,511
Other income	A	582,573	(368,890)	(20,564)	193,119

Total operating income		2,692,068	(306,205)	25,232	2,411,095

Impairment charges on financial assets	A,C,D	402,808	561,359	276,543	1,240,710

Net operating income		2,289,260	(867,564)	(251,311)	1,170,385

General and administrative expenses	A,F,H	1,063,420	(1,559)	(69,374)	992,487
Other expenses	E	1,101,467	(866,005)	26,308	261,770

Operating expenses		2,164,887	(867,564)	(43,066)	1,254,257

Share of post-tax loss of associates and joint ventures	A,E	94,877	—	(40,559)	54,318

Profit (loss) before tax		29,496	—	(167,686)	(138,190)

Income tax expense (benefit)	I	334,644	—	(390,810)	(56,166)

Net profit (loss) for the fiscal year		¥(305,148)	¥—	¥223,124	¥(82,024)

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥(373,456)	¥—	¥218,502	¥(154,954)
Non-controlling interests		68,308	—	4,622	72,930

Reconciliation of net profit or loss for the fiscal year ended March 31, 2009

		For the fiscal
		year ended
		March 31,

	Notes	2009

		(In millions)

Net profit (loss) as previously reported under Japanese GAAP(1)		¥(305,148)
Scope of consolidation	A	2,969
Embedded derivatives	B (i)	151
Hedge accounting	B (ii)	104,552
Fair value measurement of derivative financial instruments	B (iii)	(102,969)
Fair value measurement of investment securities	C (i)	(28,614)
Impairment of available-for-sale financial assets	C (ii)	(161,921)
Impairment of loans and advances	D (i)	(96,720)
Loan origination fees and costs	D (ii)	(14,233)
Loan commitments and financial guarantees	D (iii)	(1,183)
Investments in associates and joint ventures	E	11,843
Property, plant and equipment	F	4,272
Lease accounting	G	(7,324)
Defined benefit plans	H	36,326
Deferred tax assets	I	303,945
Classification of equity and liability	J	47,860
Foreign currency translation	K	33,647
Others		3,659
Tax effect of the above		86,864

Net profit (loss) under IFRS		¥(82,024)

(1)	The SMFG Group reconciled net profit (loss) reported under Japanese GAAP to its net profit (loss) under IFRS as it did not report total comprehensive income under Japanese GAAP. The reconciliation between net profit (loss) under IFRS and total comprehensive income (loss) under IFRS is shown in the consolidated statement of comprehensive income (page F-6).
Explanation of material adjustments to consolidated statement of cash flows for the fiscal year ended March 31, 2009
       Interest-bearing deposits and amounts due from foreign banks with original maturities of less than three months were not included in cash and cash equivalents and classified as operating cash flows under Japanese GAAP. However, they are included in cash and cash equivalents under IFRS. There are no other material differences between the consolidated statement of cash flows presented under Japanese GAAP and that presented under IFRS.

Significant differences between Japanese GAAP and IFRS applicable to the SMFG Group
A. Scope of Consolidation
       Under Japanese GAAP, the SMFG Group consolidates an entity when the SMFG Group effectively controls the decision making body of the entity’s financial and operating policies. Control is generally presumed to exist when the SMFG Group owns more than half of the voting power, or owns from 40% to 50% of the voting power and certain facts exist indicating control. Certain special purpose entities (“SPEs”) established for securitization are presumed not to be controlled.
       Under IFRS, the SMFG Group consolidates an entity when the SMFG Group controls the entity. Control is generally presumed to exist when the SMFG Group has the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements. Currently exercisable potential voting rights are considered in assessing the control. An SPE is consolidated when the substance of the relationship between the SPE and the SMFG Group indicates that the SPE is controlled by the SMFG Group.
       This results in the difference of scope of consolidation between Japanese GAAP and IFRS, most significantly certain SPEs, such as securitization vehicles (usually, trusts under the Trust Act of Japan) and investment funds, are not consolidated under Japanese GAAP but consolidated under IFRS. Accordingly, both the cumulative gains on transfers of financial assets to these securitization vehicles and amortization of the SMFG Group’s retained subordinate interest under Japanese GAAP were not recognized under IFRS due to consolidation of such vehicles. This resulted in reducing total equity.
B. Derivative Financial Instruments
(i)    Embedded derivatives
       Under Japanese GAAP, an embedded derivative shall be separately accounted for when the host contract may suffer losses arising from the embedded derivative. Also, an entity may separately account for an embedded derivative if the entity manages it separately, even though the criteria for separation are not fully met.
       Under IFRS, an embedded derivative shall be separated from the host contract and accounted for as a derivative if, and only if its economic characteristics and risks are not closely related to those of the host contract. Accordingly, certain embedded derivatives that are separately accounted for under Japanese GAAP but do not meet the criteria for separation under IFRS are adjusted such that they are combined with the host contract, and vice versa. In addition, the separation of the embedded derivatives from the host contract was adjusted so as not to result in any gain or loss at initial recognition under IFRS. Adjustments relating to those differences resulted in reducing total equity.
(ii)    Hedge accounting
       Under Japanese GAAP, the SMFG Group applies hedge accounting when the criteria for hedge accounting are met. Certain types of hedge accounting that are allowed under Japanese GAAP are not eligible for hedge accounting under IFRS.
       For hedging relationships of types that do not qualify for hedging accounting under IFRS, the SMFG Group reversed the hedge accounting under Japanese GAAP and charged the effects of the reversal to retained earnings at the date of transition so as not to reflect the hedging relationships in the opening IFRS statement of financial position. For hedging relationships of types that qualify under IFRS, the SMFG Group discontinued hedge accounting for these hedging relationships at the date of transition to IFRS as the conditions for hedge accounting under Japanese GAAP did not fully meet those required under IFRS. These differences had no or limited impact on total equity, while they reduced retained earnings at the date of transition to IFRS.
(iii)    Fair value measurement of derivative financial instruments
       Japanese GAAP and IFRS require OTC derivatives to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and asking prices, as well as credit risk adjustments for OTC derivatives. These differences resulted in a net decrease of derivative financial instruments, which had the effect of reducing total equity.
       Certain guarantees under Japanese GAAP do not meet the definition of a financial guarantee under IFRS but meet that of a derivative. These guarantees are measured at fair value and the change in fair value is recognized in the consolidated income statement under IFRS. This difference resulted in an increase of derivative financial liabilities, which had the effect of reducing total equity.
C. Investment Securities
(i)    Fair value measurement of investment securities
       Under Japanese GAAP, certain financial assets classified as available-for-sale, such as unlisted stocks, are measured at cost. However, under IFRS available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques. In addition, the fair values of financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the last 1-month average of the closing transaction prices can be used for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS. These differences resulted in an increase of investment securities, which had the effect of increasing total equity.
       Additionally under IFRS, the SMFG Group classifies certain hybrid instruments as financial assets at fair value through profit or loss as the SMFG Group is unable to measure the embedded derivative separately from its host contract although it is required to separate the embedded derivative from the host contract. Accordingly, the change in fair value of such hybrid instruments is recognized in profit or loss.
(ii)    Impairment of available-for-sale financial assets
       Under Japanese GAAP, the SMFG Group recognizes impairment of available-for-sale equity instruments if the decline in fair value below the cost, less previously recognized impairment loss, is in general 50% or more.
       Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale equity instruments are impaired, including a significant or prolonged decline in the fair value below cost and other qualitative impairment indicators. As a result, on transition, the amount of impairment losses under IFRS is different from under Japanese GAAP. This difference resulted in reclassification of the cumulative losses recognized in other reserves within total equity to retained earnings.
D. Loans and Advances
(i)    Impairment of loans and advances
       Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by the DCF method which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. The reserve for possible loan losses for the remaining loans is collectively calculated using the historical loss experience, or individually calculated based on the estimated uncollectible amount considering the historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows. The historical loss experience for 1 year or 3 years, according to the obligor grade, is calculated basically based on the averaged historical results of at least past three periods.
       Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the best estimate of cash flows discounted at the original effective interest rate which differs from the calculation of the DCF method under Japanese GAAP. The scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. The allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. The allowance for the non-impaired loan losses is calculated as the incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified, which are different from the expected losses under Japanese GAAP. These differences resulted in an increase in loans and advances, which had the effect of increasing total equity.
(ii)    Loan origination fees and costs
       Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred.
       Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate. This difference resulted in a decrease in loans and advances, which had the effect of reducing total equity.
(iii)    Loan commitments and financial guarantees
       Under Japanese GAAP, loan commitments are not recognized in the consolidated statement of financial position. Provision for the credit risk on these commitments is included as part of the reserve for possible loan losses. Under IFRS, loan commitments are not recognized in the consolidated statement of financial position and a provision for the expected losses to the SMFG Group in relation to the loan commitments is measured based on IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.
       Under Japanese GAAP, all guarantee contracts are accounted for by accruing both asset and liability accounts at the nominal guarantee amount. A provision for the credit risk of the guarantee is calculated using the same method as the reserve for possible loan losses and is included as part of it. Under IFRS, a financial guarantee contract is specifically defined in IAS 39 as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instruments. Financial guarantees are initially recognized at fair value and subsequently measured at the higher of the amount determined in accordance with IAS 37 or the amount initially recognized (i.e. fair value) less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue”. These differences resulted in reversals of acceptances and guarantees recorded under Japanese GAAP with the limited impact on total equity.
E. Investments in Associates and Joint Ventures
       Under Japanese GAAP, although goodwill related to investments in associates and joint ventures is included in the carrying amount of the investments, the SMFG Group is required to recognize and measure impairment losses only on goodwill separately from the investments if impairment indicators for the goodwill are identified.
       Under IFRS, for investments in associates and joint ventures, if the SMFG Group identifies objective evidence of impairment, the entire carrying amount of the investment is tested for impairment since goodwill is not separately recognized on the initial acquisition of the investment. This difference resulted in a decrease of investments in associates and joint ventures, which had the effect of reducing total equity.
       Additionally, the net profit of associates is adjusted for differences between Japanese GAAP and IFRS in accordance with the SMFG Group’s accounting policy prior to applying the equity method under IFRS and this difference resulted in reducing total equity.
F. Property, Plant and Equipment
       For certain assets that are depreciated using the declining balance method under Japanese GAAP, the SMFG Group applies the straight-line method of depreciation to those assets under IFRS as it considers that the straight-line method most closely reflects the expected pattern of consumption of the future economic benefits embodied in those assets. Additionally under IFRS, residual values of assets are reviewed at least at the end of each reporting period. Having conducted reviews of all categories of property, plant and equipment, the residual values of assets are considered to be zero under IFRS, whereas residual values are assigned to certain assets under Japanese GAAP.

These differences resulted in a decrease of property, plant and equipment, which had the effect of reducing total equity.
G. Lease Accounting
       The SMFG Group accounts for finance lease transactions without a transfer of ownership commencing before April 1, 2008 as operating leases under Japanese GAAP. However, such accounting treatment is not allowed under IFRS. Thus, the SMFG Group made certain adjustments for those transactions in order to comply with the accounting treatment under IFRS. This difference mainly impacted the SMFG Group when it acted as a lessor under finance leases and resulted in an increase of finance lease receivables as well as lease obligations, which had the effect of increasing total equity.
       From the fiscal year beginning after April 1, 2008, a new Japanese GAAP standard for lease accounting became effective, which removed the differences for finance leases (with or without a transfer of ownership) between Japanese GAAP and IFRS. Therefore, no adjustment is needed for finance lease transactions entered into after April 1, 2008.
H. Defined Benefit Plans
       Under Japanese GAAP, the present value of the defined benefit obligation is discounted by the rates based on the market yields of long-term national government bonds. Additionally, the discount rates for the previous period can be used for the current reporting period, if the change in the present value of the defined benefit obligation caused by a change in the discount rates from the previous period to the current period is less than 10%. Under IFRS, the discount rates are determined by market yields on high quality corporate bonds at the end of each reporting period.
       Under Japanese GAAP, the expected rates of return on plan assets for the previous period can be used for the current reporting period, unless the impact of the profit or loss for the current reporting period is considered to be significant. Under IFRS, the expected return on plan assets is required to be estimated at the beginning of every period based on market expectations for returns over the entire life of the related obligation.
       Under Japanese GAAP, the actuarial gains and losses are amortized using the straight-line method. Under IFRS, the SMFG Group recognizes actuarial gains and losses in excess of the greater of 10% of the fair value of plan assets and 10% of the present value of the defined benefit obligation over the employees’ expected average remaining working lives, in accordance with the corridor approach.
       Under Japanese GAAP, past service costs are amortized using the straight-line method. Under IFRS, past service costs are recognized immediately in the consolidated income statement, unless the changes to the plan are conditional on the employees remaining in service for a specified period of time.
       These differences resulted in a decrease of retirement benefit assets and an increase of retirement benefit liabilities, which had the effect of reducing total equity. In addition, under the exemption in IFRS 1, the SMFG Group recognized all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.
I. Deferred Tax Assets
       Under Japanese GAAP, pursuant to the practical guidelines issued by the Japanese Institute of Certified Public Accountants, the SMFG Group recognizes deferred tax assets to the extent that the realization of the tax benefit is highly probable based on the schedule within the certain period (5 years for SMBC’s case).
       Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. This difference resulted in the recognition of more deferred tax assets under IFRS than those recognized under Japanese GAAP, which had the effect of increasing total equity.

J. Classification of Equity and Liability
       Under Japanese GAAP, a financial instrument is generally classified as equity or financial liability in light of its legal form under the Companies Act.
       Under IFRS, a financial instrument or its component parts are classified as equity or financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liability and equity instruments. A financial instrument is classified as financial liability if there is a contractual obligation to deliver cash or another financial asset, or to satisfy the obligation other than by delivering a fixed number of equity shares in exchange for a fixed amount of cash or another asset. In the absence of such a contractual obligation, the financial instrument is classified as equity. The SMFG Group accounted for Type 4 preferred stocks as a compound financial instrument containing a liability component and an equity component under IFRS, whereas they were accounted for as equity under Japanese GAAP. See Note 24 “Shareholders’ Equity” for additional information.
K. Foreign Currency Translation
       Under Japanese GAAP, the income statement items of foreign operations are translated into Japanese yen, the presentation currency of the SMFG Group, using the (spot) closing rate, whereas under IFRS they are translated into the presentation currency using the exchange rate at the dates of the transactions or, if the exchange rates do not fluctuate significantly, at average exchange rates.
       In addition, under Japanese GAAP, certain foreign operations’ monetary items denominated in foreign currencies are translated into Japanese yen using the exchange rate at the end of the reporting date. However, under IFRS the monetary items for which settlement is neither planned nor likely to occur in the foreseeable future are translated using the exchange rates at the dates of initial transactions. At the date of transition to IFRS, the SMFG Group elected to reset the cumulative foreign currency translation adjustment arising from the translation of foreign operations to zero as permitted under IFRS 1.
       These differences had no impact on total equity, while they reduced retained earnings at the date of transition to IFRS.
   Significant differences between Japanese GAAP and IFRS applicable to the SMFG Group which have no impact on total equity or net profit or loss
       A number of adjustments were identified from the effect of the transition from Japanese GAAP to IFRS, which had no impact on total equity or net profit or loss. Set out below is an explanation of the main difference.
L. Offsetting of financial assets and financial liabilities
       Under Japanese GAAP, financial assets and financial liabilities are in principle reported on a gross basis; however, they may be offset when certain conditions are satisfied.
       Under IFRS, financial assets and financial liabilities shall be offset when, and only when, the SMFG Group currently has a legally enforceable right to offset the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously. Therefore, certain netting arrangements, such as master netting agreements, do not necessarily provide a basis for offsetting under IFRS.

Annex A
ANNEX A. EXCERPT FROM PRESS RELEASE ANNOUNCING OUR JAPANESE GAAP RESULTS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2010
     On July 28, 2010, we published our unaudited interim Japanese GAAP financial results for the three months ended June 30, 2010. Accordingly, we set forth in this Annex A a discussion of certain financial information prepared in accordance with Japanese GAAP. We caution you, however, that (i) because these results are only for one fiscal quarter and may not be representative of financial results for the full fiscal year and (ii) because of the existence of differences between IFRS and Japanese GAAP reflected in the reconciliation below, the information in this Annex A is of limited use in evaluating our IFRS results, and you should not place undue importance on them. See “Item 5.A. Operating Rules—Reconciliation with Japanese GAAP”.
* * *
Amounts less than one million yen have been omitted.
1.	Financial Results (for the three months ended June 30, 2010)
(1)	Operating Results
(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income

Three Months ended June 30, 2010	¥871,144	13.9%	¥273,204	137.1%	¥211,807	191.1%
Three Months ended June 30, 2009	764,985	(19.6)	115,248	56.5	72,773	25.3

	Net Income		Net Income
	Per Share		Per Share (Diluted)

Three Months ended June 30, 2010	¥ 151.62		¥ 151.61
Three Months ended June 30, 2009	86.09		82.78

Note: Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.
(2)	Financial Position
(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share

June 30, 2010	¥128,209,062	¥7,087,652	3.9%	¥3,431.37
March 31, 2010	123,159,513	7,000,805	4.0	3,391.75

Notes: 1. Stockholders’ equity as of June 30, 2010: ¥5,003,554 million as of March 31, 2010: ¥4,951,323 million
2. Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

(Yen)
1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Annual
Fiscal Year ended March 31, 2010 ¥— ¥ 45 ¥— ¥ 55 ¥ 100
Fiscal Year ending March 31, 2011 -
Fiscal Year ending March 31, 2011 (Forecast) 50 — 50 100
2. Dividends on Common Stock per Share
Notes: 1. Dividend forecast remains unchanged.
2. Dividends on unlisted preferred stock are reported on page 2.
3. Other Information
(1)	There was no change in material consolidated subsidiaries in the three months ended June 30, 2010.

(2)	Simplified and special accounting methods used for preparing quarterly consolidated financial statements were adopted.

(3)	There are changes in accounting principles, procedures and presentation when preparing quarterly consolidated financial statements due to revisions in accounting standards.

(4)	Number of Shares Issued (common stock)

	As of June 30, 2010	As of March 31, 2010
(a) Number of shares issued (including treasury shares)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury shares	17,074,900 shares	17,070,100 shares

	Three Months ended	Three Months ended
	June 30, 2010	June 30, 2009
(c) Average number of shares issued in the period	1,396,981,367 shares	845,274,702 shares
[Note on Quarterly Review Process]
This quarterly earnings report is published pursuant to the TSE regulations on timely disclosure of information, requiring publication of financial statements before the completion of the review by external auditors required under the Financial Instruments and Exchange Act.

1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Annual
Preferred stock (Type 4) Fiscal Year ended March 31, 2010 Y- Y45 — Y55 Y100
Preferred stock (Type 6) Fiscal Year ending March 31, 2010 — 44,250 — 44,250 88,500
Fiscal Year ending March 31, 2011 — 88,500
Fiscal Year ending March 31, 2011 (Forecast) 44,250 — 44,250
[Dividends Information]
     Dividends on Preferred Stock per Share
<Reference> Calculation for Index
     – Forecasted Net Income per Share:

Forecasted net income – Forecasted preferred stock dividends

Forecasted average number of common stocks during the period (excluding treasury stock)

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.
     Sumitomo Mitsui Financial Group (“SMFG”) reports the financial results for the three months ended June 30, 2010.
1. Operating Results
     In the 1st quarter of fiscal year 2010 (FY2010), consolidated gross profit increased ¥82.0 billion year on year to ¥618.2 billion. Factors that contributed to the increase include an year-over-year increase in gross banking profit of ¥24.1 billion by Sumitomo Mitsui Banking Corporation (“SMBC”) due mainly to an increase in gains on bonds, and the gross profit of Nikko Cordial Securities Inc. that became a consolidated subsidiary in October 2009.
     Consolidated general and administrative expenses increased ¥46.2 billion year on year to ¥314.2 billion due mainly to an increase in the number of consolidated subsidiaries such as Nikko Cordial Securities, while SMBC recorded ¥175.2 billion on a non-consolidated basis, almost the same as a year earlier.
     Total credit cost decreased ¥88.0 billion year on year to ¥31.8 billion on a consolidated basis, due mainly to a decrease of ¥58.5 billion at SMBC as a result of measures tailored to borrowers to improve their business and financial situations.

     As a result of the factors mentioned above, on a consolidated basis, SMFG recorded ordinary profit of ¥273.2 billion, an year-on-year increase of ¥158.0 billion, and net income of ¥211.8 billion, an year-on-year increase of ¥139.0 billion.
<Consolidated>	(Billions of yen)

		Change from the three months ended June 30, 2009
	Three months		Fiscal year ended
	ended June 30,		March 31, 2010
	2010		(reference)

Gross profit	¥618.2	¥82.0	¥2,236.6
General and administrative expenses	(314.2)	(46.2)	(1,161.3)
Total credit cost	(31.8)	88.0	(473.0)
Gains (losses) on stocks	0.2	2.7	(10.1)
Ordinary profit	273.2	158.0	558.8
Net income (loss)	211.8	139.0	271.6
<SMBC, Non-consolidated>
Gross banking profit	¥395.1	¥24.1	¥1,455.3
Expenses (excluding non-recurring losses)	(175.2)	0.4	(685.8)
Banking profit (*)	219.9	24.5	769.5
Net gains (losses) on bonds	75.2	34.7	37.3
Total credit cost	(10.8)	58.5	(254.7)
Gains (losses) on stocks	2.3	3.5	3.9
Ordinary profit	198.0	88.7	462.7
Net income (loss)	175.8	67.8	318.0

(*) Banking profit (before provision for general reserve for possible loan losses)
2. Financial Position
     On a consolidated basis, SMFG’s total assets as of June 30, 2010, was ¥128,209.1 billion, an increase of ¥5,049.5 billion compared with March 31, 2010. Net assets were ¥7,087.7 billion, an increase of ¥86.8 billion. Stockholders’ equity was ¥4,776.6 billion, an increase of ¥131.9 billion, due mainly to recording of net income.
     On a consolidated basis, deposits increased ¥61.0 billion to ¥78,709.6 billion from March 31, 2010. Loans and bills discounted decreased ¥209.0 billion to ¥62,492.0 billion mainly because the balance of loans and bills discounted at SMBC on a non-consolidated basis decreased due mainly to a cautious stance on conservative asset operations overseas.
     On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) increased ¥57.4 billion to ¥1,629.2 billion from March 31, 2010. Problem asset ratio remained at a low level of 2.30%, an increase of 0.05% from March 31, 2010.

3. Other
(1)	Simplified and Special Accounting Methods Used for Preparing Quarterly Consolidated Financial Statements
(a)	Depreciation Depreciation cost for tangible fixed assets depreciated using the straight-line method was calculated by proportionally allocating the estimated annual cost to the 1st quarter.

(b)	Tax Effect Accounting
Current and deferred income tax amounts corresponding to the 1st quarter were calculated on the assumption that at the end of this fiscal year retained earnings of consolidated domestic subsidiaries will be transferred to the reserve for losses on overseas investments.
(2)	Changes of Accounting Procedures and Presentation Accounting Standard for Asset Retirement Obligations
     SMFG has adopted the “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, issued on March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, issued on March 31, 2008) that became effective commencing from the fiscal year starting on or after April 1, 2010. As a result of this change, ordinary profit and income before income taxes decreased ¥104 million and ¥3,700 million, respectively.

4. Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	(Millions of yen)

	June 30, 2010	March 31, 2010

		(condensed)
Assets:
Cash and due from banks	¥5,342,055	¥5,839,672
Call loans and bills bought	896,163	1,121,145
Receivables under resale agreements	38,341	25,226
Receivables under securities borrowing transactions	3,518,722	5,440,622
Monetary claims bought	1,028,990	1,006,738
Trading assets	8,958,457	6,708,688
Money held in trust	22,149	18,734
Securities	31,861,549	28,623,968
Loans and bills discounted	62,492,044	62,701,033
Foreign exchanges	1,203,035	1,107,289
Lease receivables and investment assets	1,793,277	1,839,662
Other assets	4,830,302	3,610,046
Tangible fixed assets	1,081,056	1,081,125
Intangible fixed assets	664,901	626,248
Deferred tax assets	733,340	728,586
Customers’ liabilities for acceptances and guarantees	4,802,598	3,749,056
Reserve for possible loan losses	(1,057,924)	(1,068,329)

Total assets	¥128,209,062	¥123,159,513

Liabilities:
Deposits	¥78,709,554	¥78,648,595
Negotiable certificates of deposit	7,546,953	6,995,619
Call money and bills sold	2,592,537	2,119,557
Payables under repurchase agreements	1,387,564	1,120,860
Payables under securities lending transactions	4,100,088	4,315,774
Commercial paper	323,359	310,787
Trading liabilities	6,130,728	5,066,727
Borrowed money	5,936,216	5,470,578
Foreign exchanges	371,520	192,299
Short-term bonds	1,235,591	1,212,178
Bonds	3,264,762	3,422,672
Due to trust account	158,477	159,554
Other liabilities	4,314,212	3,193,146
Reserve for employee bonuses	14,271	43,443
Reserve for executive bonuses	—	2,333
Reserve for employee retirement benefits	49,354	41,691
Reserve for executive retirement benefits	2,062	8,216
Provision for point service program	20,599
Reserve for reimbursement of deposits	10,597	11,734
Provision for loss on interest repayment	77,399
Reserves under the special laws	361	393
Deferred tax liabilities	25,649	26,520
Deferred tax liabilities for land revaluation	46,949	46,966
Acceptances and guarantees	4,802,598	3,749,056

Total liabilities	121,121,410	116,158,708

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,881	978,897
Retained earnings	1,583,847	1,451,945
Treasury stock	(124,059)	(124,061)

Stockholders’ equity	4,776,564	4,644,677

Net unrealized gains (losses) on other securities	289,424	412,708
Net deferred losses on hedges	(7,818)	(39,367)
Land revaluation excess	34,938	34,955
Foreign currency translation adjustments	(89,554)	(101,650)

Valuation and translation adjustments	226,989	306,646

Stock acquisition rights	85	81
Minority interests	2,084,012	2,049,400

Total net assets	7,087,652	7,000,805

Total liabilities and net assets	¥128,209,062	¥123,159,513

     (2) Consolidated Statements of Income

	(Millions of yen)

Three months ended June 30,	2009	2010
Ordinary income	¥764,985	¥871,144
Interest income	433,278	394,964
Interest on loans and discounts	333,865	297,347
Interest and dividends on securities	60,852	58,294
Trust fees	251	572
Fees and commissions	154,370	200,490
Trading income	33,495	96,782
Other operating income	139,185	170,653
Other income	4,405	7,680
Ordinary expenses	649,737	597,939
Interest expenses	96,341	85,661
Interest on deposits	42,818	29,687
Fees and commissions payments	30,674	34,027
Trading losses	—	438
Other operating expenses	97,370	125,104
General and administrative expenses	268,024	314,239
Other expenses	157,326	38,467

Ordinary profit	115,248	273,204

Extraordinary gains	358	12,558
Extraordinary losses	1,494	5,473

Income before income taxes and minority interests	114,111	280,290

Income taxes
current	28,888	13,898
deferred	(16,956)	24,990
Minority interests in net income	29,405	29,593

Net income	¥72,773	¥211,807

(3) Note on the Assumption as a Going Concern
          Not applicable.
(4) Material Changes in Stockholders’ Equity
          Not applicable.

EXHIBIT INDEX

Exhibit 1.1	Articles of Incorporation of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010

Exhibit 1.2	Regulations of the Board of Directors of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010

Exhibit 1.3	Share Handling Regulations of Sumitomo Mitsui Financial Group, Inc., as amended on June 29, 2010

Exhibit 2.1	Form of Deposit Agreement among the registrant, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder

Exhibit 8.1	List of subsidiaries of Sumitomo Mitsui Financial Group, Inc., as of March 31, 2010

Exhibit 15.1	Consent of Independent Registered Public Accounting Firm

1